     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1997



                                                      REGISTRATION NO. 333-29121

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ENDOSONICS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                           3871                          68-0028500
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                               2870 KILGORE ROAD
                        RANCHO CORDOVA, CALIFORNIA 95670
                                 (916) 638-8008
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              REINHARD J. WARNKING
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             ENDOSONICS CORPORATION
                               2870 KILGORE ROAD
                        RANCHO CORDOVA, CALIFORNIA 95670
                                 (916) 638-8008
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

            EDWARD M. LEONARD, ESQ.                            DAVID T. YOUNG, ESQ.
        BROBECK, PHLEGER & HARRISON LLP                      GUNDERSON DETTMER STOUGH
             TWO EMBARCADERO PLACE                     VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                 2200 GENG ROAD                               155 CONSTITUTION DRIVE
          PALO ALTO, CALIFORNIA 94303                      MENLO PARK, CALIFORNIA 94025
                 (415) 424-0160                                   (415) 321-2400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At effective time of the merger of a wholly-owned subsidiary of the Registrant with and into Cardiometrics, Inc., which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction of all conditions to closing of such merger.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                      LOGO


                                                                   June 17, 1997


Dear Stockholder:

     I am pleased to forward the enclosed Proxy Statement/Prospectus for the Special Meeting (the "Cardiometrics Meeting") of the Stockholders of Cardiometrics, Inc. ("Cardiometrics") to be held July 23, 1997 at 10:00 a.m. local time, at Cardiometrics' facilities located at 645 Clyde Avenue, Mountain View, California. The purpose of the Cardiometrics Meeting is to consider and vote upon the combination of Cardiometrics with Endosonics Corporation ("EndoSonics") through the merger (the "Merger") of River Acquisition Corporation ("Merger Sub"), a wholly-owned subsidiary of EndoSonics, with and into Cardiometrics.

     The Merger is subject to the terms and conditions of an Agreement and Plan of Reorganization, dated as of January 26, 1997, as subsequently amended (the "Reorganization Agreement"), by and among EndoSonics, Merger Sub and Cardiometrics. In the Merger, Merger Sub will be merged with and into Cardiometrics; Cardiometrics will be the surviving corporation and will become a wholly-owned subsidiary of EndoSonics. Pursuant to the Merger, each outstanding share of the Common Stock of Cardiometrics ("Cardiometrics Common Stock") will be converted, without any action on the part of the holder thereof, into the right to receive the following (the "Merger Consideration"): (i) .35 shares of EndoSonics Common Stock (the "EndoSonics Exchange Ratio"); (ii) $3.00 in cash (the "Cash Consideration"); and (iii) at least .1364 but no more than .19 shares of CardioVascular Dynamics, Inc. ("CVD") Common Stock (adjusted as set forth in the following sentence, the "CVD Exchange Ratio"). If, based on the average closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting and using a CVD Exchange Ratio of .1364, the Merger Consideration would be less than $8.00, the CVD Exchange Ratio will be increased from .1364 such that the Merger Consideration shall equal $8.00, but in no event shall the CVD Exchange Ratio exceed .19. As a result, because the Reorganization Agreement does not contain a minimum value for the Merger Consideration or allow Cardiometrics to terminate the Merger if the Merger Consideration falls below a specified value, the value of the Merger Consideration may be lower than $8.00 per share at the time of closing.

     For current information on the value of the Merger Consideration and the CVD Exchange Ratio, you are encouraged to call Cardiometrics at (800) 440-2356. Each outstanding option to purchase shares of Cardiometrics Common Stock (a "Cardiometrics Option") will, pursuant to its terms, accelerate immediately prior to the consummation of the Merger and become fully exercisable for all the shares of Cardiometrics Common Stock at the time subject to that option. Upon the consummation of the Merger, each Cardiometrics Option will be assumed in part by EndoSonics and converted into an option to purchase 0.35 shares of EndoSonics Common Stock for each share of Cardiometrics Common Stock subject to that option immediately prior to the Merger, and the exercise price per share payable under the assumed option will be appropriately adjusted to reflect such conversion ratio. The balance of each Cardiometrics Option will be converted into the right to receive a payment from EndoSonics, to be made in cash and shares of CVD Common Stock, equal in value to (i) the portion of the Merger Consideration paid in cash and shares of CVD Common Stock per outstanding share of Cardiometrics Common Stock multiplied by the number of shares of Cardiometrics Common Stock subject to the option immediately prior to the Merger, less (ii) the difference between the aggregate exercise price in effect for that option immediately prior to the Merger and the aggregate exercise price in effect for that option immediately after the partial assumption by EndoSonics. Each outstanding warrant to purchase shares of Cardiometrics Common Stock, pursuant to its terms, will be assumed by EndoSonics upon the consummation of the Merger and upon payment of the same aggregate exercise price for such warrant prior to the Merger be exercisable for the Merger Consideration multiplied by the number of shares of

Cardiometrics Common Stock subject to such warrant immediately prior to the Merger. Cardiometrics stockholders will receive cash in lieu of fractional shares of EndoSonics Common Stock and CVD Common Stock. The shares of EndoSonics Common Stock held by EndoSonics stockholders prior to the Merger will remain unchanged by the Merger, except for dilution resulting from the Merger. Based on the capitalization of Cardiometrics and EndoSonics as of May 30, 1997, it is expected that, as a result of the Merger, EndoSonics will issue approximately 2,339,000 shares by virtue of the Merger, which would represent approximately 14.7% of EndoSonics' outstanding Common Stock.

     The accompanying Notice of Special Meeting and Proxy Statement/Prospectus provides a detailed description of the Reorganization Agreement, certain business and financial information of EndoSonics, CVD and Cardiometrics and other important information, which you are urged to read carefully. A copy of the Reorganization Agreement is attached to the Proxy Statement/Prospectus as Appendix A.

     THE CARDIOMETRICS BOARD OF DIRECTORS (THE "CARDIOMETRICS BOARD") HAS CAREFULLY REVIEWED AND CONSIDERED THE TERMS AND CONDITIONS OF THE REORGANIZATION AGREEMENT AND THE PROPOSED MERGER. THE CARDIOMETRICS BOARD BELIEVES THE TERMS AND CONDITIONS OF THE REORGANIZATION AGREEMENT AND THE PROPOSED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE CARDIOMETRICS STOCKHOLDERS. THE CARDIOMETRICS BOARD HAS APPROVED THE TERMS AND CONDITIONS OF THE REORGANIZATION AGREEMENT AND THE MERGER, AND RECOMMENDS THAT THE CARDIOMETRICS STOCKHOLDERS VOTE "FOR" APPROVAL OF THE REORGANIZATION AGREEMENT AND THE CONSUMMATION OF THE MERGER.

     The Cardiometrics Board received a written opinion dated as of January 26, 1997 (the "Dillon Read Opinion") from Dillon, Read & Co. Inc. ("Dillon Read"), Cardiometrics' financial advisor, that, as of such date, and based upon and subject to the factors and assumptions set forth in such written opinion the consideration to have been received by the holders of Cardiometrics Common Stock pursuant to the Merger before an amendment to the Reorganization Agreement, which original merger consideration was modified in certain respects by said amendment, was fair to such holders, from a financial point of view. A copy of the Dillon Read Opinion is attached to the Proxy Statement/Prospectus as Appendix C. Cardiometrics stockholders are urged to read the Dillon Read Opinion in its entirety. Accordingly, the Dillon Read Opinion does not speak to the Merger Consideration, which the Cardiometrics Board considered to be more favorable to Cardiometrics stockholders than the original merger consideration.

     The Reorganization Agreement and the consummation of the Merger must be approved by the holders of Cardiometrics Common Stock representing a majority of the outstanding shares of Cardiometrics Common Stock entitled to vote. Your vote on this matter is very important. We urge you to review carefully the enclosed material and to return your proxy promptly.

     Whether or not you plan to attend the Cardiometrics Meeting, please mark, sign, date and promptly return your proxy card in the enclosed postage-paid envelope. If you attend the meeting, you may vote in person if you wish, even though you have previously returned your proxy. You should not send in the stock certificate(s) for your Cardiometrics Common Stock at this time.

     On behalf of the Cardiometrics Board, I thank you for your support and urge you to vote FOR approval of the Reorganization Agreement and the consummation of the Merger.

                                          Sincerely,

                                          LOGO
                                          Menahem Nassi, Ph.D.
                                          President and Chief Executive Officer

                              CARDIOMETRICS, INC.

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD JULY 23, 1997

To the Stockholders of Cardiometrics, Inc.:

     NOTICE IS HEREBY GIVEN that a Special Meeting (the "Cardiometrics Meeting") of Stockholders of Cardiometrics, Inc., a Delaware corporation
("Cardiometrics"), will be held at 10:00 a.m., local time, on July 23, 1997 at Cardiometrics' facilities located at 645 Clyde Avenue, Mountain View, California for the following purposes:

          1. To consider and vote upon a proposal to approve (a) the Agreement and Plan of Reorganization, dated as of January 26, 1997, as subsequently amended (the "Reorganization Agreement"), by and among Endosonics Corporation, a Delaware corporation ("EndoSonics"), River Acquisition Corporation, a Delaware corporation and a newly formed, wholly-owned subsidiary of EndoSonics ("Merger Sub"), and Cardiometrics, and (b) the merger of Merger Sub with and into Cardiometrics (the "Merger") whereby, among other things, Cardiometrics will survive the Merger and become a wholly-owned subsidiary of EndoSonics, each outstanding share of Cardiometrics Common Stock, $.01 par value per share ("Cardiometrics Common Stock"), will be converted into the right to receive the following (the "Merger Consideration"): (i) .35 shares of EndoSonics Common Stock (the "EndoSonics Exchange Ratio"); (ii) $3.00 in cash (the "Cash Consideration"); and (iii) at least .1364 but no more than .19 shares of CardioVascular Dynamics, Inc. ("CVD") Common Stock (adjusted as set forth in the following sentence, the "CVD Exchange Ratio"). If, based on the average closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting and using a CVD Exchange Ratio of .1364, the Merger Consideration would be less than $8.00, the CVD Exchange Ratio will be increased from .1364 such that the Merger Consideration shall equal $8.00, but in no event shall the CVD Exchange Ratio exceed .19. As a result, because the Reorganization Agreement does not contain a minimum value for the Merger Consideration or allow Cardiometrics to terminate the Merger if the Merger Consideration falls below a specified value, the value of the Merger Consideration may be lower than $8.00 per share at the time of closing.

          Each outstanding option to purchase shares of Cardiometrics Common Stock (a "Cardiometrics Option") will, pursuant to its terms, accelerate immediately prior to the consummation of the Merger and become fully exercisable for all the shares of Cardiometrics Common Stock at the time subject to that option. Upon the consummation of the Merger, each Cardiometrics Option will be assumed in part by EndoSonics and converted into an option to purchase 0.35 shares of EndoSonics Common Stock for each share of Cardiometrics Common Stock subject to that option immediately prior to the Merger, and the exercise price per share payable under the assumed option will be appropriately adjusted to reflect such conversion ratio. The balance of each Cardiometrics Option will be converted into the right to receive a payment from EndoSonics, to be made in cash and shares of CVD Common Stock, equal in value to (i) the portion of the Merger Consideration paid in cash and shares of CVD Common Stock per outstanding share of Cardiometrics Common Stock multiplied by the number of shares of Cardiometrics Common Stock subject to the option immediately prior to the Merger, less (ii) the difference between the aggregate exercise price in effect for that option immediately prior to the Merger and the aggregate exercise price in effect for that option immediately after the partial assumption by EndoSonics. Each outstanding warrant to purchase shares of Cardiometrics Common Stock, pursuant to its terms, will be assumed by EndoSonics upon the consummation of the Merger and upon payment of the same aggregate exercise price for such warrant prior to the Merger be exercisable for the Merger Consideration multiplied by the number of shares of Cardiometrics

     Common Stock subject to such warrant immediately prior to the Merger. Cardiometrics stockholders will receive cash in lieu of fractional shares of EndoSonics Common Stock and CVD Common Stock.

          2. To transact such other business as may properly come before the Cardiometrics Meeting or any adjournment or postponement thereof.

     The foregoing items of business are more fully described in the Proxy Statement/Prospectus, a copy of which is attached hereto and made a part hereof and which you are urged to read carefully.

     The Board of Directors has fixed the close of business on May 30, 1997 as the record date for determining stockholders entitled to notice of and to vote at the Cardiometrics Meeting and any adjournment or postponement thereof. Approval of the Reorganization Agreement and the Merger will require the affirmative vote of the holders of Cardiometrics Common Stock representing a majority of the outstanding shares of Cardiometrics Common Stock entitled to vote.

     A summary of certain provisions of Section 262 of the Delaware General Corporation Law (the "DGCL") pertaining to the rights of dissenting stockholders in connection with the Merger is included in the Proxy Statement/Prospectus in the section entitled "The Merger and Related Transactions -- Appraisal Rights." The complete text of Section 262 of the DGCL is set forth as Appendix B to the Proxy Statement/Prospectus.

     TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE CARDIOMETRICS MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE CARDIOMETRICS MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE CARDIOMETRICS MEETING. ANY STOCKHOLDER ATTENDING THE CARDIOMETRICS MEETING MAY VOTE IN PERSON EVEN IF SUCH STOCKHOLDER HAS RETURNED A PROXY.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          LOGO
                                          Menahem Nassi, Ph.D.
                                          President and Chief Executive Officer

Mountain View, California

June 17, 1997

                      CARDIOMETRICS, INC. PROXY STATEMENT
                            ------------------------

                       ENDOSONICS CORPORATION PROSPECTUS

    This Proxy Statement/Prospectus is being furnished to the stockholders of Cardiometrics, Inc., a Delaware corporation ("Cardiometrics"), in connection with the solicitation of proxies by the Cardiometrics Board of Directors for use at the Special Meeting of Cardiometrics stockholders (the "Cardiometrics Meeting") to be held at 10:00 a.m., local time, on July 23, 1997, at Cardiometrics' facilities located at 645 Clyde Avenue, Mountain View, California and at any adjournments or postponements of the Cardiometrics Meeting.

    This Proxy Statement/Prospectus constitutes the Prospectus of Endosonics Corporation, a Delaware corporation ("EndoSonics"), for use in connection with the offer and issuance of shares of Common Stock of EndoSonics, par value $.001 per share ("EndoSonics Common Stock"), pursuant to the merger (the "Merger") of River Acquisition Corporation, a Delaware corporation and a newly-formed, wholly-owned subsidiary of EndoSonics ("Merger Sub"), with and into Cardiometrics under the terms of the Agreement and Plan of Reorganization, dated as of January 26, 1997, as subsequently amended, by and among EndoSonics, Merger Sub and Cardiometrics (the "Reorganization Agreement"). A prospectus with respect to the shares of CardioVascular Dynamics, Inc. Common Stock to be transferred in the Merger is attached as Appendix G to the Proxy Statement. In the Merger, Merger Sub will be merged with and into Cardiometrics; Cardiometrics will be the surviving corporation and will become a wholly-owned subsidiary of EndoSonics (such resulting wholly-owned subsidiary sometimes referred to herein as the "Surviving Corporation").


    Pursuant to the Merger, each outstanding share of the Common Stock of Cardiometrics ("Cardiometrics Common Stock") will be converted, without any action on the part of the holder thereof, into the right to receive the following (the "Merger Consideration"): (i) .35 shares of EndoSonics Common Stock (the "EndoSonics Exchange Ratio"); (ii) $3.00 in cash (the "Cash Consideration"); and (iii) at least .1364 but no more than .19 shares of CardioVascular Dynamics, Inc. ("CVD") Common Stock (adjusted as set forth in the following sentence, the "CVD Exchange Ratio"). If, based on the average closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting and using a CVD Ratio of .1364, the Merger Consideration would be less than $8.00, the CVD Exchange Ratio will be increased from .1364 such that the Merger Consideration shall equal $8.00, but in no event shall the CVD Exchange Ratio exceed .19. As an example of the consideration to be provided to stockholders of Cardiometrics in connection with the Merger, based upon the average of the closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) June 16, 1997 of $11.26875 and $8.4245, respectively, each share of Cardiometrics Common Stock would be converted into the right to receive 0.35 shares of EndoSonics Common Stock, .1364 shares of CVD Common Stock and $3.00 of cash, which, based on the closing prices of EndoSonics Common Stock and CVD Common Stock on June 16, 1997 of $11.00 and $9.50, respectively, was equal to a per share consideration valued at $8.15. Shares of Cardiometrics Common Stock held by EndoSonics will be cancelled and extinguished without any conversion thereof. Each outstanding option to purchase shares of Cardiometrics Common Stock (a "Cardiometrics Option") will, pursuant to its terms, accelerate immediately prior to the consummation of the Merger and become fully exercisable for all the shares of Cardiometrics Common Stock at the time subject to that option. Upon the consummation of the Merger, each Cardiometrics Option will be assumed in part by EndoSonics at the EndoSonics Exchange Ratio, with the balance converted into the right to receive a payment from EndoSonics, to be made in cash and shares of CVD Common Stock. Within five days following the effectiveness of the Merger, EndoSonics will file a Registration Statement on Form S-8 with the Securities and Exchange Commission with respect to the shares of EndoSonics Common Stock issuable upon exercise of the assumed Cardiometrics Options. Each outstanding warrant to purchase shares of Cardiometrics Common Stock, pursuant to its terms, will be assumed by EndoSonics upon the consummation of the Merger and become exercisable for the Merger Consideration multiplied by the number of shares of Cardiometrics Common Stock subject to such warrant immediately prior to the Merger. Cardiometrics stockholders will receive cash in lieu of fractional shares of EndoSonics Common Stock and CVD Common Stock. The shares of EndoSonics Common Stock held by EndoSonics stockholders prior to the Merger will remain unchanged by the Merger, except for dilution resulting from the Merger. Based on 6,982,788 shares of Cardiometrics Common Stock outstanding at June 16, 1997, and giving effect to the cancellation of 300,000 shares of Cardiometrics Common Stock owned by EndoSonics, an aggregate of approximately 2,339,000 shares of EndoSonics Common Stock will be issued by EndoSonics in the Merger, an aggregate of approximately 912,000 shares of CVD Common Stock previously held be EndoSonics and approximately $20,048,000 in cash will be transferred to Cardiometrics stockholders in connection with the Merger; and, based on 816,411 shares of Cardiometrics Common Stock subject to outstanding Cardiometrics Options at June 16, 1997, options to purchase an aggregate of approximately 286,000 additional shares of EndoSonics Common Stock will be assumed by EndoSonics in the Merger, with a payment of an aggregate of approximately 71,000 shares of CVD Common Stock and approximately $1,556,000 in cash made to holders of such Cardiometrics Options.



    On June 16, 1997, the closing sales prices on the Nasdaq National Market of EndoSonics Common Stock, CVD Common Stock and Cardiometrics Common Stock were $11.00, $9.50 and $7.125, respectively. The recent stock prices of each of EndoSonics and CVD have been highly volatile. Such volatility could affect the value of the Merger Consideration and the CVD Exchange Ratio. For current information on the value of the Merger Consideration and the CVD Exchange Ratio, stockholders are encouraged to call Cardiometrics at (800) 440-2356.


    This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to stockholders of Cardiometrics on or about June 19, 1997.

THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROXY STATEMENT/ PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. STOCKHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" STARTING ON PAGE 15.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JUNE 17, 1997.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                       ------
AVAILABLE INFORMATION...............................................................       iv
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.....................................        v
TRADEMARKS..........................................................................        v
SUMMARY.............................................................................        1
  The Companies.....................................................................        1
  The Merger........................................................................        2
  The Agreement and Plan of Reorganization..........................................        3
  Voting Agreements.................................................................        5
  Stock Option Agreement............................................................        5
  Reasons for the Merger............................................................        5
  Opinion Of Cardiometrics' Financial Advisor.......................................        6
  Recommendation Of Cardiometrics' Board Of Directors...............................        6
  Interests of Certain Persons in the Merger........................................        6
  Risk Factors......................................................................        6
  The Cardiometrics Meeting.........................................................        6
  Certain Federal Income Tax Considerations.........................................        7
  Accounting Treatment..............................................................        8
MARKET PRICE AND DIVIDEND INFORMATION...............................................        8
  EndoSonics Market Price Data and Dividend History.................................        8
  Cardiometrics Market Price Data and Dividend History..............................        9
  CVD Market Price Data and Dividend History........................................        9
  Recent Closing Prices.............................................................       10
  Number of Stockholders............................................................       10
SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION.............................       11
RISK FACTORS........................................................................       15
  Risks Associated with the Merger..................................................       15
  Risk Factors That May Affect Future Results of EndoSonics.........................       18
  Risk Factors That May Affect Future Results of Cardiometrics......................       24
  Risk Factors That May Affect Future Results of CVD................................       31
THE CARDIOMETRICS MEETING...........................................................       39
  Date, Time And Place Of The Cardiometrics Meeting.................................       39
  Matters To Be Considered At The Cardiometrics Meeting.............................       39
  Board Recommendation..............................................................       39
  Record Date And Shares Entitled To Vote...........................................       39
  Voting Of Proxies.................................................................       39
  Vote Required.....................................................................       40
  Quorum; Abstentions And Broker Non-Votes..........................................       40
  Solicitation Of Proxies And Expenses..............................................       40
PRINCIPAL STOCKHOLDERS OF CARDIOMETRICS.............................................       41
THE MERGER AND RELATED TRANSACTIONS.................................................       43
  The Merger Consideration..........................................................       43
  Treatment of Employee Stock Purchase Plan.........................................       48
  Exchange of Certificates..........................................................       48
  Notification Regarding Options and Warrants.......................................       49
  Background of the Merger..........................................................       49
  Reasons for the Merger............................................................       56

                                                                                        PAGE
                                                                                       ------
  Operations Following the Merger...................................................       60
  Fairness Opinion of Dillon Read...................................................       60
  Related Agreements................................................................       69
  The Agreement and Plan of Reorganization..........................................       71
  Interests of Certain Persons in the Merger........................................       76
  Certain Federal Income Tax Considerations.........................................       78
  Accounting Treatment..............................................................       80
  Regulatory Approvals..............................................................       80
  Appraisal Rights..................................................................       80
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.........................       83
CARDIOMETRICS BUSINESS..............................................................       89
  General...........................................................................       89
  Background........................................................................       89
  Products..........................................................................       91
  Markets...........................................................................       93
  Sales and Marketing...............................................................       94
  Manufacturing.....................................................................       96
  Research and Development..........................................................       96
  Competition.......................................................................       97
  Patents and Proprietary Technology................................................       98
  Government Regulation.............................................................       98
  Product Liability Insurance.......................................................      102
  Third-Party Reimbursement.........................................................      102
  Facilities........................................................................      104
  Employees.........................................................................      104
  Legal Proceedings.................................................................      104
SELECTED FINANCIAL DATA OF CARDIOMETRICS............................................      105
CARDIOMETRICS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS.............................................................      106
  General...........................................................................      106
  Results of Operations.............................................................      107
  Liquidity and Capital Resources...................................................      109
CARDIOMETRICS MANAGEMENT............................................................      110
COMPARISON OF RIGHTS OF STOCKHOLDERS OF ENDOSONICS, CVD AND CARDIOMETRICS...........      112
  Stockholder Proposals; Director Nominations.......................................      112
  Amendment to Governing Documents..................................................      112
  Stockholder Consent in Lieu of Meeting............................................      113
  Anti-Takeover Provisions..........................................................      113
  Cumulative Voting.................................................................      113
STOCKHOLDER PROPOSALS...............................................................      114
EXPERTS.............................................................................      114
LEGAL MATTERS.......................................................................      114
INDEX TO FINANCIAL STATEMENTS OF CARDIOMETRICS, INC.................................      F-1

                                                                                        PAGE
                                                                                       ------
APPENDICES
  A -- Agreement and Plan of Reorganization, as amended.............................     AA-1
  B -- Section 262 of the Delaware General Corporation Law..........................     BB-1
  C -- Opinion of Dillon, Read & Co. Inc............................................     CC-1
  D -- Form of Voting Agreement, as amended.........................................     DD-1
  E -- Form of Non-Competition Agreement............................................     EE-1
  F -- Stock Option Agreement.......................................................     FF-1
  G -- CVD Prospectus...............................................................     GG-1

     NO PERSON HAS BEEN AUTHORIZED BY ENDOSONICS OR CARDIOMETRICS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ENDOSONICS OR CARDIOMETRICS. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

     NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED HEREIN SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     EndoSonics and Cardiometrics are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These materials can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of these materials can also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by EndoSonics and material filed by Cardiometrics can be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

     Under the rules and regulations of the Commission, the solicitation of proxies from stockholders of Cardiometrics to approve and adopt the Reorganization Agreement and the Merger constitutes an offering of the EndoSonics Common Stock to be issued in connection with the Merger. Accordingly, EndoSonics has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to such offering. This Proxy Statement/Prospectus constitutes the prospectus of EndoSonics that is filed as part of the Registration Statement. Other parts of the Registration Statement are omitted from this Proxy Statement/Prospectus in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. In addition, CVD has filed with the Commission a Registration Statement on Form S-1 (the "CVD Registration Statement") under the Securities Act with respect to the CVD Common Stock to be transferred to Cardiometrics stockholders in connection with the Merger. A copy of the prospectus contained in such Registration Statement (the "CVD Prospectus") is attached as Appendix G hereto. For further information, reference is hereby made to the CVD Registration Statement. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or the CVD Registration Statement or incorporated by reference herein or therein, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement, including the exhibits to the Registration Statement, the CVD Registration Statement, including the exhibits to the CVD Registration Statement, and other material that is not included herein, may be inspected, without charge, at the offices of the Commission referred to above, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are incorporated by reference in this Proxy Statement/Prospectus:

          1. EndoSonics' Annual Report on Form 10-K, including the Form 10-K/A filed on June 13, 1997, for the fiscal year ended December 31, 1996.

          2. EndoSonics' Quarterly Report on Form 10-Q for the three months ended March 31, 1997.

          3. EndoSonics' Current Report on Form 8-K filed on February 10, 1997.

          4. The description of EndoSonics' capital stock contained in EndoSonics' Registration Statement on Form 8-A effective as of March 4, 1992, including any amendment or report filed for the purpose of updating such description.

          5. The CVD Registration Statement.

     All reports and definitive proxy or information statements filed by EndoSonics pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Cardiometrics Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THERE WILL BE PROVIDED WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE HEREIN (EXCLUDING EXHIBITS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN). WITH RESPECT TO ENDOSONICS' DOCUMENTS, REQUESTS SHOULD BE DIRECTED TO ENDOSONICS CORPORATION, INVESTOR RELATIONS DEPARTMENT, 2870 KILGORE ROAD, RANCHO CORDOVA, CALIFORNIA 95670 (TELEPHONE (916) 638-8008). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES, ANY SUCH REQUEST SHOULD BE MADE BY JULY 14, 1997.

     All information contained in this Proxy Statement/Prospectus relating to EndoSonics, Merger Sub and CVD has been supplied by EndoSonics, and all information relating to Cardiometrics has been supplied by Cardiometrics.

                                   TRADEMARKS

     Five-64(TM), Oracle-Micro(TM) and Visions(TM) are trademarks, and Oracle(R) is a registered trademark of EndoSonics. FloMap(R), FloWire(R), SmartWire(R) and SmartMap(R) are registered trademarks of Cardiometrics. FloMote(TM), WaveWire(TM) and WaveMap(TM) are trademarks of Cardiometrics. This Proxy Statement/Prospectus also contains trademarks of companies other than EndoSonics, its subsidiaries and Cardiometrics.

                                    SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus, the Appendices hereto and documents incorporated by reference herein. The summary does not contain a complete statement of material information relating to the Reorganization Agreement, the Merger or the other matters discussed herein and is subject to, and qualified in its entirety by, the more detailed information and financial statements contained or incorporated by reference in this Proxy Statement/Prospectus and the Appendices hereto. Stockholders are urged to read this Proxy Statement/Prospectus and the Appendices in their entirety.

     This Proxy Statement/Prospectus contains forward-looking statements about future results which are subject to risks and uncertainties. Cardiometrics' and EndoSonics' actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

THE COMPANIES

  EndoSonics

     EndoSonics develops, manufactures and markets intravascular ultrasound ("IVUS") imaging systems and percutaneous transluminal coronary angioplasty ("balloon angioplasty") catheters to assist in the diagnosis and treatment of cardiovascular and peripheral vascular disease. EndoSonics' IVUS imaging products enhance the effectiveness of the diagnosis and treatment of coronary artery and other vascular diseases by providing important diagnostic information not available from conventional x-ray angiography. This information includes the location, amount and composition of atherosclerotic plaque and enables physicians to identify lesion characteristics, select an optimum course of treatment, position therapeutic devices, treat disease sites with drugs or other therapies and promptly assess the results of treatment.

     EndoSonics' products are based on two core proprietary technologies: digital, all-electronic IVUS imaging and specialized balloon catheter material technology. EndoSonics' IVUS imaging system and catheters use high-speed, computer-based electronics and proprietary integrated circuit technologies to produce ultrasound images. Unless otherwise indicated, "EndoSonics" refers to Endosonics Corporation, a Delaware corporation, and its subsidiaries. EndoSonics was incorporated in California in 1984 and reincorporated in Delaware in 1992. EndoSonics' principal executive offices are located at 2870 Kilgore Road, Rancho Cordova, California 95670. Its telephone number is (916) 638-8008.

  Cardiometrics

     Cardiometrics develops, manufactures and markets intravascular medical devices to measure blood flow impairment caused by coronary artery disease. Cardiometrics' principal products, the FloWire(R)Doppler guide wire and FloMap(R) ultrasound instrument, represent an advance in functional testing of blood flow impairment, enabling cardiologists to evaluate the appropriateness of angioplasty interventions and assess post-procedural results directly in the cardiac catheterization laboratory. Clinical experience demonstrates that the measurement of blood flow impairment downstream from (distal to) an obstruction, which Cardiometrics calls functional angiometry, provides information to improve the quality of patient care and procedure outcomes in the diagnosis and treatment of cardiovascular disease. The FloWire/FloMap system has received clearance from the FDA and many corresponding European and Pacific Rim regulatory agencies.

     Cardiometrics has also developed the WaveWire(TM)/WaveMap(TM) intracoronary blood pressure measurement system, which was first used in a clinical case in Europe in December 1996. Cardiometrics submitted a 510(k) application for the WaveWire/WaveMap system in December 1996 and expects the product will be available for sale in international markets as early as the second half of 1997.

     "Cardiometrics" refers to Cardiometrics, Inc., a Delaware corporation. Cardiometrics was incorporated in California in 1985 and reincorporated in Delaware in 1995. Cardiometrics' principal executive offices are located at 645 Clyde Avenue, Mountain View, California 94043. Its telephone number is (415) 961-6993.

  CVD

     CVD designs, develops, manufactures and markets catheters used to treat certain vascular diseases. The Company's catheters are used in conjunction with angioplasty and other interventional procedures such as vascular stenting and drug delivery. CVD's proprietary Focus and Multiple Microporous Membrane technologies enable physicians to deliver therapeutic radial force, stents, drugs or contrast media accurately and effectively to the treatment site, and also allow the perfusion of blood during an interventional procedure. CVD believes that the combination of these technologies on a multiple-purpose catheter enables physicians to effectively perform challenging interventional procedures, resulting in improved treatment outcomes and lower costs.

     The shares of CVD Common Stock to be transferred to the Cardiometrics stockholders in connection with the Merger (as defined below) are currently outstanding shares held by EndoSonics. No new shares of CVD Common Stock will be issued by CVD in connection with the Merger.


     Cardiometrics stockholders are urged to read carefully the CVD Prospectus attached to this Proxy Statement/Prospectus as Appendix G for further information regarding CVD Common Stock to be transferred to them upon consummation of the Merger. "CVD" refers to CardioVascular Dynamics, Inc., a Delaware corporation. CVD was incorporated in California in 1992 and reincorporated in Delaware in 1993. CVD's principal executive offices are located at 13700 Alton Parkway, Suite 160, Irvine, California 92618. Its telephone number is (714) 457-9546.


  Merger Sub

     "Merger Sub" refers to River Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of EndoSonics, formed solely for the purpose of the Merger. Merger Sub's principal executive offices are located at 2870 Kilgore Road, Rancho Cordova, California 95670. Its telephone number is
(916) 638-8008.

THE MERGER

     EndoSonics, Merger Sub and Cardiometrics have entered into an Agreement and Plan of Reorganization, dated as of January 26, 1997, as subsequently amended (the "Reorganization Agreement"), a copy of which is attached hereto as Appendix A, whereby Merger Sub will be merged with and into Cardiometrics (the "Merger"), resulting in Cardiometrics becoming a wholly-owned subsidiary of EndoSonics. See "The Merger and Related Transactions."

     The Merger Consideration

     Upon consummation of the Merger, each outstanding share of Cardiometrics Common Stock will be converted, without any action on the part of the holder thereof, into the right to receive the following (the "Merger Consideration"):
(i) .35 shares of EndoSonics Common Stock (the "EndoSonics Exchange Ratio");
(ii) $3.00 in cash (the "Cash Consideration"); and (iii) at least .1364 but no more than .19 shares of CVD Common Stock (adjusted as set forth in the following sentence, the "CVD Exchange Ratio"). If, based on the average closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting and using a CVD Exchange Ratio of .1364, the Merger Consideration would be less than $8.00, the CVD Exchange Ratio will be increased from .1364 such that the Merger Consideration shall equal $8.00, but in no event shall the CVD Exchange Ratio exceed .19. As a result, because the Reorganization Agreement does not contain a minimum value for the Merger Consideration or allow Cardiometrics to terminate the Merger if the Merger Consideration falls below a specified value, the value of the Merger Consideration may be lower than $8.00 per share at the time of closing. Shares of Cardiometrics Common Stock held by EndoSonics will be cancelled and extinguished without any conversion thereof. The recent stock prices of each of EndoSonics and CVD have been highly volatile. Such volatility could affect the value of the Merger Consideration and the CVD Exchange Ratio. For current information on the value of the Merger Consideration and the CVD Exchange Ratio, stockholders are encouraged to call Cardiometrics at
(800) 440-2356. Cash will be
paid in lieu of fractional shares. Based upon the capitalization of Cardiometrics and EndoSonics as of May 30, 1997, including the cancellation of the 300,000 shares of Cardiometrics Common Stock held by EndoSonics, the stockholders of Cardiometrics will own EndoSonics Common Stock representing approximately 14.7% of the EndoSonics Common Stock outstanding immediately after consummation of the Merger. See "The Merger and Related Transactions -- The Merger Consideration -- Conversion of Shares."

     Also, each outstanding stock option (a "Cardiometrics Option") under the Cardiometrics 1985 Stock Option Plan, 1995 Stock Option Plan and 1995 Stock Incentive Plan (collectively, the "Cardiometrics Option Plans") will, pursuant to its terms, accelerate immediately prior to the consummation of the Merger and become fully exercisable for all the shares of Cardiometrics Common Stock at the time subject to that option. Upon the consummation of the Merger, each Cardiometrics Option will be assumed in part by EndoSonics and converted into an option to purchase 0.35 shares of EndoSonics Common Stock for each share of Cardiometrics Common Stock subject to that option immediately prior to the Merger, and the exercise price per share payable under the assumed option will be appropriately adjusted to reflect such conversion ratio. The balance of each Cardiometrics Option will be converted into the right to receive a payment from EndoSonics, to be made in cash and shares of CVD Common Stock, equal in value to
(i) the portion of the Merger Consideration paid in cash and shares of CVD Common Stock per outstanding share of Cardiometrics Common Stock multiplied by the number of shares of Cardiometrics Common Stock subject to the option immediately prior to the Merger, less (ii) the difference between the aggregate exercise price in effect for that option immediately prior to the Merger and the aggregate exercise price in effect for that option immediately after the partial assumption by EndoSonics. Within five days following the effectiveness of the Merger, EndoSonics will file a Registration Statement on Form S-8 with the Commission with respect to the shares of EndoSonics Common Stock issuable upon exercise of assumed Cardiometrics Options originally issued under the Cardiometrics Option Plans. See "The Merger and Related Transactions -- The Merger Consideration -- Treatment of Options."

     Each outstanding warrant to purchase shares of Cardiometrics Common Stock, pursuant to its terms, will be assumed by EndoSonics upon the consummation of the Merger and upon payment of the same aggregate exercise price for such warrant prior to the Merger be exercisable for the Merger Consideration multiplied by the number of shares of Cardiometrics Common Stock subject to such warrant immediately prior to the Merger. See "The Merger and Related Transactions -- The Merger Consideration -- Treatment of Warrants."

     The shares of EndoSonics Common Stock outstanding prior to the Merger will remain unchanged by the Merger, except for dilution resulting from the Merger. The shares of CVD Common Stock outstanding prior to the Merger will remain unchanged by the Merger, except for the increased number of shares of CVD Common Stock available for immediate public sale as a result of the transfer of shares from EndoSonics to Cardiometrics stockholders as a result of the Merger. See the CVD Prospectus attached hereto as Appendix G.

THE AGREEMENT AND PLAN OF REORGANIZATION

  Representations and Covenants

     Under the Reorganization Agreement, EndoSonics and Cardiometrics made a number of representations regarding their respective capital structures, operations, financial conditions and other matters and also made certain covenants regarding their respective conduct prior to the consummation of the Merger or the termination of the Reorganization Agreement. In addition, EndoSonics has covenanted that it will use reasonable efforts to prevent CVD from taking certain actions without the prior written consent of Cardiometrics. See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- Representations, Warranties and Covenants."

  No Solicitation of Transactions

     Cardiometrics has agreed not to, directly or indirectly, solicit or initiate discussions with, encourage or engage in negotiations with, or disclose any nonpublic information relating to Cardiometrics to any person relating to a possible acquisition of Cardiometrics, except that, if the Board of Directors of Cardiometrics (the "Cardiometrics Board") receives an unsolicited proposal that is financially more favorable to its stockholders than the Merger (a "Superior Proposal"), and the Cardiometrics Board determines in good faith after consultation with outside legal counsel that it is necessary for the Cardiometrics Board to comply with its fiduciary duties to stockholders under applicable law, then the Cardiometrics Board will not be prevented from taking such other actions as are consistent with its fiduciary obligations. However, should the Cardiometrics Board accept, approve or recommend to the Cardiometrics stockholders such an offer, Cardiometrics must promptly pay to EndoSonics a $3,500,000 termination fee (the "Termination Fee"). See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- No Solicitation of Transactions."

  Conditions to the Merger

     In addition to the requirement that the requisite approval of the Cardiometrics stockholders be received, consummation of the Merger is subject to a number of other conditions that, if not satisfied or waived, may cause the Merger not to be consummated and the Reorganization Agreement to be terminated. Each party's obligation to consummate the Merger is conditioned on, among other things, continued effectiveness of the Registration Statement, the accuracy of the other party's representations, the other party's performance of its covenants, the absence of a material adverse change with respect to the other party, and the absence of legal action preventing the consummation of the Merger. To the extent any material conditions are waived, Cardiometrics will amend this Proxy Statement/Prospectus and resolicit stockholder approval prior to consummation of the Merger. See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- Conditions to the Merger."

  Termination or Amendment

     At any time prior to the Effective Time, the Reorganization Agreement may be terminated (a) by mutual agreement of EndoSonics and Cardiometrics or (b) by either EndoSonics or Cardiometrics if (i) without fault of the terminating party, the closing of the Merger has not occurred on or before September 30, 1997, (ii) there is a breach by the other party of a representation, warranty or obligation set forth in the Reorganization Agreement in any material respect and such breach is not cured within ten (10) business days after written notice from the other, (iii) a Trigger Event or Takeover Proposal (each, as defined in "The Merger and Related Transactions -- The Agreement and Plan of
Reorganization -- Amendments, Termination and Waivers" and "-- No Solicitations of Transactions," respectively) shall have occurred and the Cardiometrics Board in connection therewith withdraws or modifies its approval and recommendation of the Reorganization Agreement after determining that to cause Cardiometrics to proceed with the Merger would not be consistent with the Cardiometrics Board's fiduciary duty to the stockholders of Cardiometrics, (iv) there is a final, non-appealable order of a court or other competent authority in effect preventing consummation of the Merger or (v) the required approval of the stockholders of Cardiometrics is not obtained at the Cardiometrics Meeting.

     The Reorganization Agreement may be terminated by EndoSonics prior to the Effective Time if (i) the Cardiometrics Board withdraws or modifies its recommendation of the Reorganization Agreement or the Merger in a manner adverse to EndoSonics or shall have resolved to do any of the foregoing or (ii) for any reason, Cardiometrics fails to call and hold the Cardiometrics Meeting by September 30, 1997.

     The Reorganization Agreement may be amended by EndoSonics and Cardiometrics at any time before or after approval by the Cardiometrics stockholders, except that, after such approval, no amendment may be made which (i) alters or changes the amount or kind of consideration to be received on conversion of the Cardiometrics Common Stock, (ii) alters or changes any term of the Certificate of Incorporation of the surviving corporation to be effected by the Merger, or
(iii) alters or changes any of the terms and conditions of the Reorganization Agreement if such alteration or change would adversely affect the holders of Cardiometrics Common Stock or Merger Sub Common Stock. See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- Amendments, Termination and Waivers."

  Fees and Expenses; Termination Fee

     Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Reorganization Agreement and the Merger will be paid by the party incurring the expense, except that certain printing and registration fees will be shared equally. Notwithstanding the foregoing, in certain events, if Cardiometrics terminates the Reorganization Agreement, Cardiometrics must promptly pay to EndoSonics $1,500,000 for the out-of-pocket costs and expenses incurred by EndoSonics or in certain other cases, the cash sum of $3,500,000. See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- Fees and Expenses; Termination Fee."

VOTING AGREEMENTS

     In connection with the Merger, certain stockholders of Cardiometrics have entered into voting agreements, as subsequently amended, with EndoSonics, the forms of which are attached as Appendix D hereto (the "Voting Agreements"). The terms of the Voting Agreements provide that each of such stockholders will vote certain shares of Cardiometrics Common Stock beneficially owned by such stockholders in favor of the approval of the Reorganization Agreement and consummation of the Merger and against any competing proposals. The Voting Agreements are accompanied by irrevocable proxies (the "Proxies") whereby certain stockholders of Cardiometrics provide to EndoSonics the right to vote certain of the shares beneficially owned by them on the proposals relating to the Reorganization Agreement and the Merger at the Cardiometrics Meeting and any competing proposal at a Cardiometrics stockholder meeting. As of the Record Date, holders of approximately 5.7% of the shares of Cardiometrics Common Stock entitled to vote at the Cardiometrics Meeting have entered into the Voting Agreements and Proxies. See "The Merger and Related Transactions -- Related Agreements -- Voting Agreements."

STOCK OPTION AGREEMENT

     EndoSonics and Cardiometrics have entered into a Stock Option Agreement, dated as of January 26, 1997 (the "Stock Option Agreement"), a copy of which is attached as Appendix F hereto, pursuant to which EndoSonics has the right, under certain circumstances, to acquire up to 1,379,717 shares of authorized and unissued Cardiometrics Common Stock (or approximately 19.9% of the outstanding Cardiometrics Common Stock prior to such issuance) at a price per share of $9.00 (the "Stock Option"). Under the terms of the Stock Option Agreement, EndoSonics will remit to Cardiometrics any proceeds otherwise payable to EndoSonics from any disposition of the Stock Option or the shares of Cardiometrics Common Stock issued upon exercise of the Stock Option which are in excess of the exercise price paid by EndoSonics to exercise the Stock Option. See "The Merger and Related Transactions -- Related Agreements -- Stock Option Agreement."

REASONS FOR THE MERGER

     The Boards of Directors of each of EndoSonics and Cardiometrics have identified several potential benefits of the Merger that they believe will contribute to the success of EndoSonics and Cardiometrics (together, the "Combined Company"). The Combined Company is expected to, among other things, enhance its competitiveness by offering a broader range of products and devices for assessing and treating coronary artery and other vascular disease and to benefit from operating cost reductions through consolidation and integration of certain manufacturing, distribution, sales and administrative operations and functions. However, each Board has also recognized that the potential benefits of the Merger may not be realized and that there are a number of other risks related to the Merger. See "Risk Factors," "The Merger and Related
Transactions -- Background of the Merger and "-- Reasons for the Merger."

OPINION OF CARDIOMETRICS' FINANCIAL ADVISOR

     Dillon, Read & Co. Inc. ("Dillon Read") delivered to the Cardiometrics Board a written opinion, dated January 26, 1997 (the "Dillon Read Opinion"), that, as of such date, the consideration to have been received by the holders of Cardiometrics Common Stock pursuant to the terms of the Agreement and Plan of Reorganization, as it existed prior to its amendment, was fair, from a financial point of view, to such stockholders. The full text of the opinion of Dillon Read, dated January 26, 1997, is attached as Appendix C to this Proxy Statement/Prospectus. Cardiometrics stockholders are urged to read the January 26, 1997 opinion in its entirety. The opinion of Dillon Read was delivered before the Reorganization Agreement was amended on May 20, 1997 to modify in certain respects the consideration to be received by holders of Cardiometrics Common Stock in the Merger. Cardiometrics stockholders are advised that the Dillon Read Opinion does not speak to the Merger Consideration, which the Cardiometrics Board considered to be more favorable than the original merger consideration. See "The Merger and Related Transactions -- Background of the Merger" and " -- Fairness Opinion of Dillon Read" for additional information regarding Dillon Read's fairness opinion and the factors considered by the Cardiometrics Board in not requesting an updated fairness opinion from Dillon Read in connection with the May 20, 1997 amendment of the Reorganization Agreement.

RECOMMENDATION OF CARDIOMETRICS' BOARD OF DIRECTORS

     THE CARDIOMETRICS BOARD OF DIRECTORS (I) BELIEVES THE TERMS AND CONDITIONS OF THE REORGANIZATION AGREEMENT AND THE PROPOSED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, CARDIOMETRICS STOCKHOLDERS, (II) HAS APPROVED THE TERMS OF THE REORGANIZATION AGREEMENT AND THE MERGER AND (III) RECOMMENDS THAT CARDIOMETRICS STOCKHOLDERS VOTE FOR THE APPROVAL OF THE REORGANIZATION AGREEMENT AND CONSUMMATION OF THE MERGER. THE PRIMARY FACTORS CONSIDERED AND RELIED UPON BY THE CARDIOMETRICS BOARD OF DIRECTORS IN REACHING ITS RECOMMENDATION ARE REFERRED TO IN "THE MERGER AND RELATED TRANSACTIONS -- BACKGROUND OF THE MERGER" AND "-- REASONS FOR THE MERGER."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Cardiometrics Board with respect to the Reorganization Agreement and the Merger, the Cardiometrics stockholders should be aware that certain directors and officers of Cardiometrics have interests in the Merger that may present them with potential conflicts of interest. See "The Merger and Related Transactions -- Interests of Certain Persons in the Merger."

RISK FACTORS

     In considering whether to approve the Reorganization Agreement and the consummation of the Merger, Cardiometrics stockholders should carefully review and consider the information contained below under the caption "Risk Factors," as well as the factors set forth under the heading "Risk Factors" in EndoSonics' Annual Report on Form 10-K, as amended, for the year ended December 31, 1996 incorporated by reference into this Proxy Statement/Prospectus, and the factors set forth in "Risk Factors" in the CVD Prospectus, a copy of which is attached hereto as Appendix G.

THE CARDIOMETRICS MEETING

  Date, Time, Place and Purpose of the Cardiometrics Meeting

     The Cardiometrics Meeting will be held on July 23, 1997, at 10:00 a.m., local time, at Cardiometrics' Mountain View facilities located at 645 Clyde Avenue, Mountain View, California. At the Cardiometrics Meeting, stockholders of record of Cardiometrics will be asked to consider and vote upon a proposal to approve the Reorganization Agreement and the consummation of the Merger and upon any other matter that may properly come before the Cardiometrics Meeting.

  Record Date; Shares Entitled to Vote

     Only holders of record of Cardiometrics Common Stock on May 30, 1997 (the "Record Date") are entitled to notice of and to vote at the Cardiometrics Meeting. At the close of business on the Record Date, there were outstanding and entitled to vote 6,982,173 shares of Cardiometrics Common Stock, each of which will be entitled to one vote on each matter to be acted upon.

  Vote Required

     Approval of the Reorganization Agreement and the consummation of the Merger will require the affirmative vote of the holders of a majority of the outstanding shares of Cardiometrics Common Stock entitled to vote. As of the Record Date, Cardiometrics' directors and executive officers (and their affiliates), as a group, beneficially owned 401,332 shares (exclusive of any shares issuable upon the exercise of options or warrants unexercised as of such date), or approximately 5.7% of the 6,982,173 shares of Cardiometrics Common Stock that were issued and outstanding as of such date. Certain stockholders of Cardiometrics have entered into Voting Agreements and have delivered irrevocable proxies obligating them to vote certain shares beneficially owned by them in favor of the Reorganization Agreement and the consummation of the Merger. As of the Record Date, such stockholders, constituting all executive officers and certain directors of Cardiometrics and their affiliates, as a group beneficially owned 401,332 shares (exclusive of any shares issuable upon the exercise of options unexercised as of such date) of Cardiometrics Common Stock (constituting approximately 5.7% of the 6,982,173 shares of Cardiometrics Common Stock then outstanding). See "The Merger and Related Transactions -- Related
Agreements -- Voting Agreements."

  Quorum; Abstentions and Broker Non-Votes

     The required quorum for the transaction of business at the Cardiometrics Meeting is a majority of the shares of Cardiometrics Common Stock issued and outstanding as of the Record Date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum, but will have the same effect as votes against the Reorganization Agreement and the consummation of the Merger. THE ACTIONS PROPOSED IN THIS PROXY STATEMENT/PROSPECTUS ARE NOT MATTERS THAT CAN BE VOTED ON BY BROKERS HOLDING SHARES FOR BENEFICIAL OWNERS WITHOUT THE OWNERS' SPECIFIC INSTRUCTIONS. ACCORDINGLY, ALL BENEFICIAL OWNERS OF CARDIOMETRICS COMMON STOCK ARE URGED TO RETURN THE ENCLOSED PROXY CARD MARKED TO INDICATE THEIR VOTES.

  Appraisal Rights

     In connection with the Merger, a holder of shares of Cardiometrics Common Stock will be entitled to demand appraisal rights in respect of such shares of Cardiometrics Common Stock subject to satisfaction by such stockholder of the conditions for appraisal rights established by Section 262 of the Delaware General Corporation Law (the "DGCL"). Section 262 of the DGCL is set forth in full in Appendix B hereto. See "The Merger and Related Transactions -- Appraisal Rights."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  Tax Consequences to Cardiometrics Stockholders

     The Merger will constitute a fully taxable transaction rather than a tax-free reorganization. Each Cardiometrics stockholder will recognize gain or loss upon the Merger based on the difference between (i) the sum of the cash, the fair market value of the EndoSonics Common Stock and the fair market value of the CVD Common Stock received by the Cardiometrics stockholder in the Merger, and (ii) such stockholder's tax basis in his or her shares of Cardiometrics Common Stock exchanged in the Merger. Except in the case of certain stockholders who have acquired their shares of Cardiometrics Common Stock through the exercise of incentive stock options (as discussed in "The Merger and Related Transactions -- Certain Federal Income Tax Considerations -- Tax Consequences to Holders of Cardiometrics Options"), such gain or loss will be a capital gain or loss if the exchanged

Cardiometrics Common Stock is a capital asset in the hands of the Cardiometrics stockholder and will be long-term capital gain or loss if such stockholder has held his or her shares of Cardiometrics Common Stock for more than one year.

  Tax Consequences to Holders of Cardiometrics Options

     Upon the conversion in part of each outstanding Cardiometrics Option into the right to receive cash and CVD Common Stock in the Merger, each holder of Cardiometrics Options will recognize ordinary income in the amount of the cash and the fair market value of the CVD Common Stock received with respect to that option. Such income will constitute wages subject to EndoSonics' collection of applicable federal and state income and employment withholding taxes.

     No income will be recognized for federal income tax purposes upon the assumption of the Cardiometrics Options by EndoSonics.

     CARDIOMETRICS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER. See "The Merger and Related Transactions -- Certain Federal Income Tax Considerations."

ACCOUNTING TREATMENT

     The Merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles, whereby the purchase price will be allocated based on the fair value of the assets acquired and liabilities assumed. Such allocation will be made based upon valuations that have not been finalized. It is anticipated that a significant portion of the purchase price will be allocated to in-process research and development which will result in a charge to EndoSonics' consolidated statement of operations of approximately $41.1 million in the fiscal quarter in which the Merger closes. The amount of the estimated charge is based on a preliminary valuation and the actual amount could vary significantly upon completion of the final valuation. See "The Merger and Related Transactions -- Accounting Treatment."

                     MARKET PRICE AND DIVIDEND INFORMATION

ENDOSONICS MARKET PRICE DATA AND DIVIDEND HISTORY

     EndoSonics Common Stock is traded on the Nasdaq National Market under the symbol "ESON." The following table sets forth, for the periods indicated, the quarterly high and low sales prices per share of EndoSonics Common Stock.

                                                                 HIGH         LOW
                                                               --------     --------
        Fiscal 1994
          First Quarter......................................  $ 8.2500     $ 5.5000
          Second Quarter.....................................    7.7500       5.2500
          Third Quarter......................................    8.0000       3.3750
          Fourth Quarter.....................................    9.5000       5.7500
        Fiscal 1995
          First Quarter......................................    9.1250       6.7500
          Second Quarter.....................................   12.2500       7.7500
          Third Quarter......................................   14.6250       8.8750
          Fourth Quarter.....................................   16.3750      12.7500
        Fiscal 1996
          First Quarter......................................   18.6250      12.5000
          Second Quarter.....................................   19.5000      14.5000
          Third Quarter......................................   17.7500      11.8750
          Fourth Quarter.....................................   15.3125       9.7500

                                                                 HIGH         LOW
                                                               --------     --------
        Fiscal 1997
          First Quarter......................................   15.3750       9.2500
          Second Quarter (through June 16, 1997).............   12.2500        8.000


     Except for a dividend of .04 shares of CVD Common Stock to be paid on each outstanding share of EndoSonics Common Stock approved by the Board of Directors of EndoSonics on January 25, 1997, with the record date and exact date of distribution to be determined after the close of the Merger, EndoSonics has never paid any dividends on its stock, and anticipates that for the foreseeable future it will continue to retain any earnings for use in the operation of its business.

CARDIOMETRICS MARKET PRICE DATA AND DIVIDEND HISTORY

     Cardiometrics Common Stock is traded on the Nasdaq National Market under the symbol "CFLO." The following table sets forth, for the periods indicated, the quarterly high and low sales prices per share of Cardiometrics Common Stock.


                                                                 HIGH         LOW
                                                               --------     --------
        Fiscal 1995*
          Fourth Quarter.....................................  $  9.250     $  5.500
        Fiscal 1996
          First Quarter......................................     9.250        6.375
          Second Quarter.....................................     8.000        5.625
          Third Quarter......................................     6.375        4.000
          Fourth Quarter.....................................     6.000        3.875
        Fiscal 1997
          First Quarter......................................     8.125        5.000
          Second Quarter (through June 16, 1997).............     7.500        5.750


---------------
* The Common Stock of Cardiometrics was not publicly traded until November 1995.

     Cardiometrics has never paid cash dividends on its Common Stock and does not anticipate the payment of such dividends in the foreseeable future. If the Merger is not consummated, the Cardiometrics Board presently intends to continue a policy of retaining all earnings to finance the further development of its business.

CVD MARKET PRICE DATA AND DIVIDEND HISTORY

     CVD Common Stock is traded on the Nasdaq National Market under the symbol "CCVD." The following table sets forth the range of high and low sales prices reported on the Nasdaq National Market for CVD Common Stock for the periods indicated:


                                                                   HIGH         LOW
                                                                  -------     -------
        Fiscal 1996*
          Second Quarter........................................  $12.750     $10.500
          Third Quarter.........................................   17.500      10.250
          Fourth Quarter........................................   17.500       9.625
        Fiscal 1997
          First Quarter.........................................   13.250       7.500
          Second Quarter (through June 16, 1997)................   10.250       6.625


------------------------
* The Common Stock of CVD was not publicly traded until June 1996.

     CVD has never paid any dividends on its stock, and anticipates that for the foreseeable future it will continue to retain any earnings for use in the operation of its business.

RECENT CLOSING PRICES


     The following table sets forth the closing prices per share of EndoSonics Common Stock, CVD Common Stock and Cardiometrics Common Stock on the Nasdaq National Market on January 24, 1997, the last trading day before announcement of the proposed Merger, and on June 16, 1997, the latest practicable trading day before the printing of this Proxy Statement/Prospectus, and the equivalent per share prices for Cardiometrics Common Stock based on the EndoSonics Common Stock and CVD Common Stock prices on such dates:



                                     ENDOSONICS      CVD       CARDIOMETRICS     CARDIOMETRICS
                                       STOCK        STOCK          STOCK         EQUIVALENT(1)
                                     ----------     ------     -------------     -------------
        January 24, 1997...........   $ 13.125      $12.00        $ 6.375            $9.23
        June 16, 1997..............   $  11.00      $ 9.50        $ 7.125            $8.15


------------------------

(1) Represents the equivalent of one share of Cardiometrics Common Stock calculated by adding (i) the product of multiplying the sale price per share of EndoSonics Common Stock by the EndoSonics Exchange Ratio, (ii) the product of multiplying the sale price per share of CVD Common Stock by the CVD Exchange Ratio and (iii) $3.00.

     Although the EndoSonics Exchange Ratio is fixed at 0.35, because the CVD Exchange Ratio, initially fixed at 0.1364, is adjustable (but with such adjustment limited such that the CVD Exchange Ratio shall not exceed 0.19), and because the market prices of EndoSonics Common Stock and CVD Common Stock are subject to fluctuation, the number of shares of CVD Common Stock that holders of Cardiometrics Common Stock will receive in the Merger may change prior to the Merger and the market value of the shares of EndoSonics Common Stock and CVD Common Stock that holders of Cardiometrics Common Stock will receive in the Merger may increase or decrease prior to and following the Merger. Stockholders are urged to obtain current market quotations for EndoSonics Common Stock, CVD Common Stock and Cardiometrics Common Stock. For current information on the value of the Merger Consideration and the CVD Exchange Ratio, stockholders are encouraged to call Cardiometrics at (800) 440-2356. No assurance can be given as to the future prices or markets for EndoSonics Common Stock, CVD Common Stock or Cardiometrics Common Stock. Cardiometrics stockholders should obtain and consider recent trading prices of EndoSonics Common Stock and CVD Common Stock in determining whether to vote in favor of the Reorganization Agreement and the consummation of the Merger.

NUMBER OF STOCKHOLDERS

     As of the Record Date, there were 99 stockholders of record who held shares of Cardiometrics Common Stock (although Cardiometrics has been informed that there are approximately 1,700 beneficial owners), as shown on the records of Cardiometrics' transfer agent for such shares.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The following selected historical consolidated financial information of EndoSonics at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 has been derived from, and should be read in conjunction with, EndoSonics' audited historical consolidated financial statements and the notes thereto incorporated by reference and to be incorporated by reference in this Proxy Statement/Prospectus. The selected historical consolidated financial information as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 has been derived from EndoSonics' audited consolidated financial statements which are not included or incorporated by reference herein. The selected historical consolidated financial information as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 are derived from unaudited interim consolidated financial statements of EndoSonics which are incorporated by reference herein and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of its results for such periods.

     The following selected historical financial information of Cardiometrics at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 has been derived from, and should be read in conjunction with, Cardiometrics' historical financial statements and the notes thereto included elsewhere in this Proxy Statement/Prospectus. The selected historical financial information as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 has been derived from Cardiometrics' audited financial statements which are not included herein. The selected historical consolidated financial information as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 are derived from unaudited interim consolidated financial statements of Cardiometrics which are included elsewhere in this Proxy Statement/Prospectus and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of its results for such periods.

     The following selected pro forma financial information of EndoSonics and Cardiometrics has been derived from the pro forma condensed combined financial statements, which give effect to the Merger as a purchase, and should be read in conjunction with such pro forma statements and the notes thereto, which are included in this Proxy Statement/Prospectus. For pro forma purposes, (i) EndoSonics' consolidated balance sheet as of March 31, 1997 has been combined with Cardiometrics' balance sheet as of March 31, 1997, giving effect to the Merger as if it occurred on March 31, 1997, and (ii) EndoSonics' consolidated statements of operations have been combined with Cardiometrics' statements of operations, giving effect to the merger as if it occurred on January 1, 1996. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have occurred if the Merger had been consummated on March 31, 1997 or January 1, 1996, respectively, nor is it necessarily indicative of future financial position or operating results.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)

                                                                                                         THREE MONTHS
                                                            YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                              ----------------------------------------------------     -----------------
                                                1992       1993       1994       1995       1996        1996      1997
                                              --------   --------   --------   --------   --------     -------   -------
ENDOSONICS
HISTORICAL CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue.....................................  $  5,092   $  4,665   $  8,018   $ 17,137   $ 24,373     $ 5,672   $ 6,330
Costs and expenses..........................    10,185     15,529     22,289     28,479     31,981       7,520     6,170
Income (loss) from operations...............    (5,093)   (10,864)   (14,271)   (11,342)    (7,608)     (1,848)      160
Net income (loss)...........................    (3,566)    (9,055)   (13,244)   (10,472)    (7,163)     (1,239)      505
Net income (loss) per share.................      (.42)      (.99)     (1.38)     (1.01)      (.53)       (.09)      .04
Shares used in computing net loss
  per share.................................     8,505      9,166      9,584     10,387     13,395      13,094    13,547

                                                               AS OF DECEMBER 31,
                                              ----------------------------------------------------        MARCH 31,
                                                1992       1993       1994       1995       1996            1997
                                              --------   --------   --------   --------   --------        ---------
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments...............................  $ 37,709   $ 30,997   $ 20,410   $ 44,395   $ 40,192              $ 36,350
Working capital.............................    40,177     32,047     23,517     49,872     44,679                43,100
Total assets................................    42,991     35,280     28,295     56,953     72,039                72,365
Long-term obligations.......................        --         --         --        750         --                    --
Accumulated deficit.........................   (18,066)   (27,121)   (40,365)   (50,837)   (58,000)             (57,495)
Stockholders' equity........................    40,634     33,155     22,268     48,155     66,067                66,891
Book value per share........................      4.50       3.57       2.23       3.75       4.88                  4.94

                                                                                                         THREE MONTHS
                                                            YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                             -----------------------------------------------------     -----------------
                                               1992        1993       1994       1995       1996        1996      1997
                                             ---------   --------   --------   --------   --------     -------   -------
               CARDIOMETRICS
HISTORICAL STATEMENT OF OPERATIONS DATA:
Revenue....................................  $   5,045   $  8,510   $  9,006   $ 11,112   $ 14,003     $ 3,166   $ 3,467
Costs and expenses.........................      8,057     12,858     12,548     13,538     17,175       3,833     5,203
Loss from operations.......................     (3,012)    (4,348)    (3,542)    (2,426)    (3,172)       (667)   (1,736)
Net loss...................................     (2,913)    (4,324)    (3,569)    (2,206)    (2,178)       (412)   (1,518)
Net loss per share(1)......................        N/A        N/A       (.83)      (.45)      (.32)       (.06)     (.22)
Shares used in computing net loss per
  share(1).................................        N/A        N/A      4,295      4,850      6,834       6,728     6,944

                                                              AS OF DECEMBER 31,
                                             -----------------------------------------------------        MARCH 31,
                                               1992        1993       1994       1995       1996            1997
                                             ---------   --------   --------   --------   --------        ---------
HISTORICAL BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments..............................  $   3,179   $  4,057   $  3,773   $ 20,725   $ 17,439              $ 15,596
Working capital............................      4,469      6,202      5,806     24,008     21,954                20,412
Total assets...............................      6,433      8,712      8,826     26,730     25,039                24,005
Long-term obligations......................        414        614        398        223         47                    19
Accumulated deficit........................    (21,754)   (26,078)   (29,647)   (31,853)   (34,031)             (35,549)
Stockholders' equity.......................      5,072      6,908      6,440     24,694     22,843                21,430
Book value per share.......................  $    1.59   $   1.72   $   1.52   $   3.69   $   3.30              $   3.08

---------------

(1) See Note 1 of Notes to the Cardiometrics Financial Statements for information concerning the computation of net loss per share.

          SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)
                                  (unaudited)

                                                              YEAR ENDED DECEMBER 31, 1996
                                                    ------------------------------------------------
                                                                                          PRO FORMA
                                                                                           COMBINED
                                                                 CARDIO-     PRO FORMA    REFLECTING
                                                    ENDOSONICS   METRICS    ADJUSTMENTS     MERGER
                                                    ----------   --------   -----------   ----------
STATEMENT OF OPERATIONS DATA:
Total revenues....................................   $ 24,373    $ 14,003    $      --     $  38,376
Costs and expenses................................     31,981      17,175        1,691        50,847
Loss from operations..............................     (7,608)     (3,172)      (1,691)      (12,471)
Net loss..........................................     (7,163)     (2,178)      (2,475)      (11,816)
Net loss per share................................       (.53)       (.32)          --          (.75)
Shares used in computing net loss per share.......     13,395       6,834           --        15,819

                                                           THREE MONTHS ENDED MARCH 31, 1997
                                                    ------------------------------------------------
                                                                                          PRO FORMA
                                                                                           COMBINED
                                                                 CARDIO-     PRO FORMA    REFLECTING
                                                    ENDOSONICS   METRICS    ADJUSTMENTS     MERGER
                                                    ----------   --------   -----------   ----------
STATEMENT OF OPERATIONS DATA:
Total revenues....................................   $  6,330    $  3,467    $  --         $   9,797
Costs and expenses................................      6,170       5,203         (563)       10,810
Income (loss) from operations.....................        160      (1,736)         563        (1,013)
Net income (loss).................................        505      (1,518)         334          (679)
Net income (loss) per share.......................        .04        (.22)      --              (.04)
Shares used in computing net loss per share.......     13,547       6,944       --            15,983

                                                                     MARCH 31, 1997
                                                    ------------------------------------------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.....................................   $ 36,350    $ 15,596    $ (22,606)    $  29,340
Working capital...................................     43,100      20,412      (25,345)       38,167
Total assets......................................     72,365      24,005      (20,990)       75,380
Long-term obligations.............................     --              19       --                19
Accumulated deficit...............................    (57,495)    (35,549)      (1,280)      (94,324)
Stockholders' equity..............................     66,891      21,430      (24,629)       63,692
Book value per share..............................       4.94        3.08       --              3.98

COMPARATIVE PER SHARE DATA

     The following table sets forth certain historical per share data of EndoSonics and Cardiometrics and combined per share data on an unaudited pro forma basis after giving effect to the Merger as a purchase, assuming that 0.35 shares of EndoSonics Common Stock, $3.00 in cash and .1364 shares of CVD Common Stock (the minimum amount of CVD shares to be issued in the Merger) are issued in exchange for each share of Cardiometrics Common Stock in the Merger. The historical per share data of EndoSonics and Cardiometrics presented below is presented as of and for the year ended December 31, 1996 and as of and for the three months ended March 31, 1997. The pro forma per share data presented below combines EndoSonics' per share data for the year ended December 31, 1996 and for the three months ended March 31, 1997 with Cardiometrics' per share data for the same periods. This data should be read in conjunction with the selected historical financial information, the unaudited condensed pro forma combined financial statements and the separate historical financial statements of EndoSonics and Cardiometrics and the notes thereto incorporated or included elsewhere in this Proxy Statement/Prospectus. The unaudited condensed pro forma combined financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated at the beginning of the period presented and should not be construed as representative of future operations.

                                                                                    THREE MONTHS
                                                                    YEAR ENDED         ENDED
                                                                   DECEMBER 31,      MARCH 31,
                                                                       1996             1997
                                                                   ------------     ------------
Historical -- EndoSonics
  Net income (loss) per share....................................     $ (.53)          $  .04
  Book value per share...........................................       4.88             4.94
  Cash dividends per share.......................................         --               --
Historical -- Cardiometrics
  Net loss per share.............................................     $ (.32)          $ (.22)
  Book value per share...........................................       3.30             3.08
  Cash dividends per share.......................................         --               --
Pro Forma Combined:
  Pro forma combined net income (loss) per share.................     $ (.72)          $ (.04)
  Pro forma combined book value per share........................        N/A             3.98

     Equivalent pro forma per share data of Cardiometrics is not presented since it is not meaningful due to the multiple types of consideration given in the Merger.

                                  RISK FACTORS

     The following risk factors should be considered by holders of Cardiometrics Common Stock in evaluating whether to approve the Reorganization Agreement and the consummation of the Merger and thereby become holders of EndoSonics Common Stock and CVD Common Stock. These risks should be read in conjunction with the other information included and incorporated by reference in this Proxy Statement/Prospectus, including, without limitation, the factors set forth under the heading "Risk Factors" in EndoSonics' Annual Report on Form 10-K, as amended, for the year ended December 31, 1996 incorporated by reference into this Proxy Statement/Prospectus, and the factors set forth in "Risk Factors" in the CVD Prospectus, a copy of which is attached hereto as Appendix G.

RISKS ASSOCIATED WITH THE MERGER

  Uncertainties Relating to Integration of Operations

     EndoSonics and Cardiometrics have entered into the Reorganization Agreement with the expectation that the Merger will result in operating and strategic benefits, including operating cost reductions and product development, marketing and sales synergies. The anticipated benefits of the Merger may not be achieved unless the operations of Cardiometrics are successfully combined with those of EndoSonics in a coordinated, timely and efficient manner, and there can be no assurance this will occur. The transition to a combined company will require substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could have an adverse impact on the revenues and operating results of the Combined Company. The combination of the two companies will also require integration of the companies' product offerings and the coordination of their research and development and sales and marketing efforts. The difficulties of assimilation may be increased by the necessity of integrating personnel with disparate business backgrounds and combining two different corporate cultures. In addition, the process of combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on their combined operations. There can be no assurance that either company will retain its key management, technical, sales and marketing personnel or that the Combined Company will realize any of the other anticipated benefits of the Merger. Failure to achieve the anticipated benefits of the Merger or to successfully integrate the operations of the companies could have a material adverse effect upon the business, operating results and financial condition of the Combined Company. Even if the benefits of the Merger are achieved and the two companies' operations are successfully integrated, there can be no assurance that future the operating results and financial condition of the Combined Company will not be adversely affected by any number of economic, market or other factors that are not related to the Merger.

  Effect of the Merger on Customers

     The announcement and consummation of the Merger could cause customers and potential customers of Cardiometrics or EndoSonics to delay or cancel orders for products as a result of customer concerns and uncertainty over product evolution, integration and support of the Combined Company's products. Such a delay or cancellation of orders could have a material adverse effect on the business, results of operations and financial condition of either or both of Cardiometrics or EndoSonics.

  Transaction Expenses; Costs of Integration

     EndoSonics and Cardiometrics estimate they will together incur direct transaction costs (including investment banking, legal, accounting, registration and printing fees) of approximately $3.0 million associated with the Merger. In addition, following the Merger, EndoSonics expects to incur a significant additional charge to operations of approximately $6,500,000 to reflect the costs associated with integrating the two companies, including, without limitation, severance and relocation costs. These estimates are preliminary and subject to change. These costs are expected to be charged against income of EndoSonics in the fiscal quarter ending September 30, 1997. The Merger will have a short-term adverse effect on the net income of EndoSonics due to the aforementioned expenses. There can be

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

no assurance that EndoSonics will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Merger.

  Shares Eligible for Future Sale

     EndoSonics will issue approximately 2,339,000 shares of EndoSonics Common Stock in the Merger. In general, such shares will be freely tradeable following the Merger. The sale of any of these shares may cause substantial fluctuations in the price of EndoSonics Common Stock over short time periods.


     Also, in the Merger, assuming a CVD Exchange Ratio of .1364, EndoSonics will transfer approximately 912,000 shares of CVD Common Stock currently held by EndoSonics to the current Cardiometrics stockholders and optionholders. Such shares are not currently freely tradeable by EndoSonics, but will become freely tradeable by the former Cardiometrics stockholders following the Merger. In addition, EndoSonics has announced its intention to declare, following the Merger, a dividend of .04 shares of CVD Common Stock held by it for each share of EndoSonics Common Stock. The sale or anticipation of the sale of any of these shares of CVD Common Stock currently held by EndoSonics and which are not currently freely tradeable by EndoSonics may cause substantial fluctuations in the price of CVD Common Stock.


  Volatility of Stock Prices; Value of Consideration Depends on Price of EndoSonics and CVD Common Stock

     The recent prices of each of EndoSonics Common Stock, CVD Common Stock and Cardiometrics Common Stock have been highly volatile. Such stock prices can be expected to continue to experience substantial volatility in response to actual or anticipated quarterly variations in operating results, announcements of technological innovations or new products by EndoSonics, CVD or Cardiometrics (as applicable) or their respective competitors, developments related to patents or other intellectual property rights, developments in EndoSonics', CVD's or Cardiometrics' (as applicable) relationships with their respective customers, distributors or suppliers, acquisitions or divestitures of other companies in the health care industry, and other events or factors. In addition, any shortfall or changes in revenue, gross margins, earnings, or other financial results from analysts' expectations could cause the price of EndoSonics', CVD's or Cardiometrics' (as applicable) Common Stock to fluctuate significantly. In recent years, the stock market in general has experienced extreme price and volume fluctuations, which have particularly affected the market price of many technology and health care companies and which have often been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of EndoSonics', CVD's or Cardiometrics' (as applicable) Common Stock. In addition, the distribution of CVD's Common Stock by EndoSonics in connection with the Merger could adversely affect the market price of CVD's Common Stock.

     Fluctuations in the prices of EndoSonics Common Stock and CVD Common Stock could affect the value of the Merger Consideration and the CVD Exchange Ratio. Under the terms of the Reorganization Agreement, the shares of Cardiometrics Common Stock issued and outstanding at the Effective Time will be converted into the right to receive shares of EndoSonics Common Stock, CVD Common Stock and cash. While the CVD Exchange Ratio will be adjusted under certain circumstances based on the closing sale prices of EndoSonics Common Stock and CVD Common Stock during the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting, the value of the consideration to be received by holders of Cardiometrics Common Stock upon the Merger will depend on the values of EndoSonics Common Stock and CVD Common Stock. See "The Merger and Related Transactions -- The Merger Consideration -- Conversion of Shares." There can be no assurance that the market price of EndoSonics Common Stock and CVD Common Stock on and after the Effective Time will not be higher or lower than their respective prices on the last trading day prior to the public announcement of the Merger, the third trading day prior to the Cardiometrics Meeting, when the CVD Exchange Ratio will be fixed, or any other date. Cardiometrics stockholders should obtain and consider recent trading prices of EndoSonics Common Stock and CVD Common

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

Stock in determining whether to vote in favor of the Reorganization Agreement and the consummation of the Merger. For current information on the value of the Merger Consideration and the CVD Exchange Ratio, stockholders are encouraged to call Cardiometrics at (800) 440-2356.

  Uncertain Outcomes of Pending Litigation

     On or about January 28, 1997, an alleged class action complaint was filed by a Cardiometrics stockholder in the New Castle County Delaware Court of Chancery. The complaint names Cardiometrics, EndoSonics, the directors of Cardiometrics, two officers of Cardiometrics (one of whom is a director), and a former director of Cardiometrics as defendants, and alleges, among other things, that the individual defendants breached and are breaching their fiduciary and other duties to plaintiff and other members of the purported class and that EndoSonics knowingly aided and abetted such breaches. Plaintiff seeks (i) injunctive relief to prevent the consummation of the Merger, (ii) if the Merger is consummated, rescission of the Merger or payment of rescissory damages, (iii) an accounting by the defendants, individually and severally, to members of the class for their damages and defendants' profits by reason of the allegations contained in the complaint, (iv) payment to the plaintiff of the costs and expenses of the action, including reasonable counsel and expert fees, and (v) any other and further relief as the Court deems just and proper. There can be no assurance that such litigation will not delay or enjoin the consummation of the Merger, result in rescission of the Merger or require the payment of damages.

  Potential Conflicts of Interest

     In considering the recommendation of the Cardiometrics Board with respect to the Merger, stockholders of Cardiometrics should be aware that certain officers and directors of Cardiometrics have interests in the Merger that are in addition to the interests of Cardiometrics' stockholders generally. Cardiometrics Change in Control Severance Plan provides severance benefits for eligible employees of Cardiometrics, including the officers of the Company, one of whom, Dr. Nassi, is also a member of the Cardiometrics Board, upon an Involuntary Termination (as defined in such plan) of employment within the 12 month period following a Change in Control of Cardiometrics, which as defined in the Severance Plan, includes the Merger. Also, pursuant to the terms of the Cardiometrics Option Plans, all of Cardiometrics' outstanding stock options and shares purchased under options, including outstanding options and shares held by Cardiometrics' officers and directors, will vest in full upon the Merger. Furthermore, Cardiometrics and Dr. Nassi have entered into an Employment Agreement which provides for continuation of Dr. Nassi's salary and benefits for a 12-month period in the event that his employment is terminated without cause, provided that Dr. Nassi provides certain consulting services to the Company and provided, further, that the severance payments will cease after six months if Dr. Nassi obtains full-time employment. Also, prior to the execution of the Reorganization Agreement, certain officers and directors of EndoSonics held discussions with Dr. Nassi regarding his joining the Board of Directors of EndoSonics following the Effective Time. Immediately following the execution of the Reorganization Agreement, EndoSonics publicly announced that it expected that Dr. Nassi would join the EndoSonics Board of Directors. On March 10, 1997, Dr. Nassi and EndoSonics agreed to the terms of a consulting relationship to be effective upon the consummation of the Merger. Furthermore, the Reorganization Agreement provides that, after the Effective Time, the surviving corporation shall, to the fullest extent permitted under the laws of the State of Delaware or the Certificate of Incorporation or Bylaws of the surviving corporation, indemnify and hold harmless each director of the surviving corporation made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the corporation or a predecessor corporation. See "The Merger and Related Transactions -- Interests of Certain Persons in the Merger." In addition, the Reorganization Agreement provides that after the Effective Time, EndoSonics will, and will cause Cardiometrics to, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Cardiometrics (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time. Also, for four years after the Effective Time, EndoSonics will either (i) maintain at least $100,000,000 in cash, marketable

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

securities and unrestricted lines of credit to be available to indemnify the Indemnified Parties or (ii) cause Cardiometrics to use its best efforts to provide directors' liability insurance for acts or omissions occurring on or prior to the Effective Time. See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- Indemnification and Insurance." The Cardiometrics Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS OF ENDOSONICS

     EndoSonics operates in a highly competitive environment that involves a number of risks, some of which are beyond EndoSonics' control. The following discussion highlights some of these risks.

     History of Operating Losses; Anticipated Future Losses. EndoSonics was founded in 1984 and has experienced annual operating losses since its inception. EndoSonics' accumulated deficit at March 31, 1997 was approximately $57.5 million. EndoSonics expects to continue to incur operating losses through 1997 and there can be no assurance that EndoSonics will ever be able to achieve or sustain profitability in the future. Although EndoSonics believes that its existing cash, cash equivalents and short-term investments will be sufficient to meet its liquidity requirements through 1998, there can be no assurance that EndoSonics will not require additional financing or that such financing, if required, will be available on satisfactory terms, if at all.

     Acquisitions. EndoSonics' business strategy includes acquiring related businesses, products or technologies. In January 1997, EndoSonics entered into an agreement to acquire Cardiometrics through the merger of a wholly-owned subsidiary of EndoSonics with and into Cardiometrics, with Cardiometrics surviving as a wholly-owned subsidiary of EndoSonics. EndoSonics expects to incur an approximate $40 million dollar in-process research and development charge as a result of the such acquisition. EndoSonics expects that it may pursue additional acquisitions in the future. Any future acquisitions may result in potentially dilutive issuances of equity securities, the write-off of in process research and development, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets acquired, any of which could materially adversely affect EndoSonics' business, financial condition and results of operations. In particular, if EndoSonics is unable to use the "pooling of interests" method of accounting, EndoSonics will be required to amortize any intangible assets acquired in connection with any additional acquisitions and the amortization periods for such costs will be over the useful lives of such assets, which range from two years to eight years. Additionally, unanticipated expenses may be incurred relating to the integration of technologies and research and development and administrative functions. Any acquisition will involve numerous risks, including difficulties in the assimilation of the acquired company's employees, operations and products, uncertainties associated with operating in new markets and working with new customers, the potential loss of the acquired company's key employees as well as the costs associated with completing the acquisition and integrating the acquired company.

     Uncertainty of Market Acceptance. Although external ultrasound imaging and balloon angioplasty are widely used technologies, the use of IVUS imaging in connection with interventional cardiology is relatively new. The commercial success of EndoSonics' products will depend upon their acceptance by the medical community as a useful, cost-effective component of interventional cardiovascular and peripheral vascular procedures. IVUS imaging is used in conjunction with angioplasty and other intravascular procedures such as vascular stenting. Accordingly, the medical community must determine that the information obtained from the use of EndoSonics' ultrasound products will increase the safety or effectiveness or lower the overall cost of the care being provided and that the value of such information justifies the incremental expense of obtaining IVUS imaging. In addition, market acceptance of EndoSonics' combination balloon angioplasty/IVUS imaging catheters will depend, among other things, on a determination by the medical community that the efficacy of the therapeutic component of EndoSonics' combination catheters is at least comparable to that of competing non-imaging angioplasty catheters and other types of therapy. Although IVUS imaging devices have been available for over ten years, the market for such products has remained relatively small. Although

EndoSonics believes the benefits of IVUS imaging can be demonstrated, there can be no assurance that the benefits will be considered sufficient by the medical community to enable EndoSonics' products to achieve widespread market acceptance. Failure of EndoSonics' products to achieve market acceptance would have a material adverse effect on EndoSonics' business, financial condition and results of operations.

     Dependence on Strategic Relationships; Reliance on Cordis. In February 1996, EndoSonics and Cordis Corporation ("Cordis"), a subsidiary of Johnson & Johnson, entered into an agreement pursuant to which Cordis was granted the exclusive right to distribute EndoSonics' IVUS imaging products for coronary applications in North America, Europe, Africa and the Middle East (the "Exclusive Distribution Agreement"). The Exclusive Distribution Agreement supersedes and replaces a prior distribution agreement between Cordis and EndoSonics and a prior distribution agreement between Endosonics Nederland B.V., a wholly owned subsidiary of EndoSonics, and Cordis S.A. Cordis is obligated during each year of the Exclusive Distribution Agreement to use reasonable efforts to purchase certain minimum annual amounts of products from EndoSonics. Subject to certain exceptions, Cordis' failure to meet the minimum annual purchase amount during any year of the Exclusive Distribution Agreement shall constitute a material breach of such agreement. Cordis is also obligated during the term of the Exclusive Distribution Agreement to undertake certain efforts to market, promote, distribute and sell EndoSonics' IVUS imaging products, including the provision of adequate personnel and facilities, the maintenance of sufficient inventory for demonstration purposes and the appointment of a United States and European intracoronary ultrasound marketing manager to interface with EndoSonics' United States and European clinical and support staff. The Exclusive Distribution Agreement also contains standard representations and warranties of each party and standard provisions regarding indemnification, service and maintenance and confidentiality. Under the terms of the Exclusive Distribution Agreement, Cordis shall purchase IVUS imaging products from EndoSonics at agreed upon prices set forth in such agreement, which prices shall be jointly reviewed by EndoSonics and Cordis every six months. The Exclusive Distribution Agreement initially expires on December 31, 1998, but may be extended by the parties for successive one year periods. The Company and Cordis are currently in discussions with regard to amending the Exclusive Distribution Agreement to cover both South America and Japan.

     In light of EndoSonics' exclusive distribution relationship with Cordis, EndoSonics' revenue from sales of IVUS imaging products will depend substantially on the distribution capabilities of Cordis. Further, in recent years there has been significant consolidation among medical device suppliers as the major suppliers have attempted to broaden their product lines in order to focus on product configurations that address a given procedure or treatment and in order to respond to cost pressures from health care providers. This consolidation has made it increasingly difficult for smaller suppliers, such as EndoSonics, to effectively distribute their products without a major relationship with one of the major suppliers. There can be no assurance that EndoSonics will be able to maintain its relationship with Cordis or replace Cordis in the event EndoSonics' relationship with Cordis would be terminated. In the event of such a termination, EndoSonics' ability to distribute its IVUS imaging products would be materially adversely affected, which would have a material adverse effect on EndoSonics' business, financial condition and results of operations.

     Dependence on New Products; Rapid Technological Change. The medical device industry generally, and the IVUS imaging device market in particular, are characterized by rapid technological change, changing customer needs, and frequent new product introductions. EndoSonics' future success will depend upon its ability to develop and introduce new products that address the increasingly sophisticated needs of its customers. There can be no assurance that EndoSonics will be successful in developing and marketing new products that achieve market acceptance or that EndoSonics will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products.

     In October 1995, EndoSonics announced the receipt of approval from the FDA to market its Five-64 diagnostic catheters, which are designed to enhance image quality and reduce manufacturing cost relative to EndoSonics' Oracle-Micro(TM) catheter line. EndoSonics introduced the Five-64 diagnostic catheters in November 1995 and commenced commercial shipments of these catheters in the first quarter of 1996. There can be no assurance that EndoSonics' competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than any that are being developed by EndoSonics, or that such competitors will not succeed in obtaining regulatory approval for introducing or commercializing any such products prior to EndoSonics. Furthermore, there can be no assurance that EndoSonics' products will not be rendered obsolete as a result of future innovations.

     Dependence on International Sales. EndoSonics derives, and expects to continue to derive, a significant portion of its revenue from international sales. In 1994, 1995 and 1996, EndoSonics' international sales were $5.4 million, $9.9 million and $16.9 million, respectively, or 67%, 58% and 69% of total revenue. Therefore, a significant portion of EndoSonics' revenues will continue to be subject to the risks associated with international sales, including economic or political instability, shipping delays, changes in applicable regulatory policies, fluctuations in foreign currency exchange rates and various trade restrictions, all of which could have a significant impact on EndoSonics' ability to deliver products on a competitive and timely basis. Future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions, could have an adverse effect on EndoSonics' business, financial condition and results of operation. The regulation of medical devices, particularly in the European Community, continues to expand and there can be no assurance that new laws or regulations will not have an adverse effect on EndoSonics.

     Limited Manufacturing Experience. EndoSonics' success will depend in part on its ability to manufacture its products in compliance with the FDA's Good Manufacturing Practices ("GMP") regulations, ISO 9001 and other regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing cost. In addition, EndoSonics intends to establish an automated manufacturing process for its Five-64 catheter line in Rancho Cordova, California. Manufacturers often encounter difficulties in scaling up production of new products an intergrating automation equipment, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. EndoSonics' failure to fully integrate automation into the manufacturing process for the Five-64 catheter line in a timely manner, or to timely increase production volumes of the Five-64 catheter line, would materially adversely affect EndoSonics' business, financial condition and results of operations. EndoSonics instituted two voluntary product recalls in 1994 due to manufacturing defects in its Visions(TM) IVUS imaging catheter line. There can be no assurance that defects will not occur in EndoSonics' products in the future. Failure to increase production volumes in a timely or cost-effective manner or to maintain compliance with GMP, ISO 9001 or other regulatory requirements could have a material adverse effect on EndoSonics' business, financial condition and results of operations.

     EndoSonics purchases many standard and custom built components from independent suppliers, and contracts with third parties for certain specialized electronic component manufacturing processes. Most of these purchased components and processes are available from more than one vendor. However, the manufacturing of the connection points on the integrated circuit microchips is currently performed by a single vendor. Although EndoSonics is in the process of identifying alternative vendors, the qualification of additional or replacement vendors for certain components or services is a lengthy process. Any supply interruption from this single source vendor would have a material adverse effect on EndoSonics' ability to manufacture its products until a new source of supply was qualified and, as a result, could have an adverse effect on EndoSonics' business, financial condition and results of operations.

     Limitations on Third-Party Reimbursement. In the United States, EndoSonics' products are purchased primarily by medical institutions, which then bill various third-party payors, such as Medicare, Medicaid, and other government programs and private insurance plans, for the health care services provided to patients. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse hospitals for medical treatment at a fixed rate based on the diagnosis-related group ("DRG") established by the U.S. Health Care Financing Administration ("HCFA"). The fixed rate of reimbursement is based on the procedure performed, and is unrelated to the specific devices used in that procedure. If a procedure is not covered by a DRG, payors may deny reimbursement. In addition, some payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication. Currently, there are no established DRGs covering diagnostic IVUS imaging procedures. Reimbursement of balloon angioplasty procedures is covered under a DRG, but because the amount of reimbursement is fixed, the amount of potential profit relating to the procedure is reduced to the extent the physician performs additional procedures such as IVUS imaging or uses a more expensive product which combines IVUS imaging with therapeutic capabilities. Accordingly, physicians must determine that the clinical benefits of IVUS imaging justify the additional cost. Although EndoSonics believes that less invasive procedures generally provide less costly overall therapies as compared to alternative surgical procedures, there can be no assurance that reimbursement for such less invasive procedures will continue to be available, or that future reimbursement policies of payors will not adversely affect EndoSonics' ability to sell its products on a profitable basis. Failure by hospitals and other users of EndoSonics' products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures employing EndoSonics' products, would have a material adverse effect on EndoSonics' business, financial condition and results of operations.

     The market for EndoSonics' products could be adversely affected by changes in governmental and private third-party payors' policies. Capital costs for medical equipment purchased by hospitals are currently reimbursed separately from DRG payments. Recent federal legislation reduced capital cost reimbursement under the Medicare capital cost pass-through system. The legislation requires that the aggregate amount of reimbursements in fiscal years 1992 through 1995 be reduced by approximately 10% per year. Such reductions have had an adverse impact on reimbursements to hospitals for the capital cost of equipment such as the Oracle Imaging System. Moreover, EndoSonics is unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on EndoSonics.

     Competition. Competition in the market for devices used in the diagnosis and treatment of cardiovascular and peripheral vascular disease is intense, and is expected to increase. The interventional cardiology market is characterized by rapid technological innovation and change, and EndoSonics' products could be rendered obsolete as a result of future innovations. EndoSonics' digital, all-electronic IVUS imaging catheters compete with mechanical ultrasound devices manufactured by CVIS and Hewlett-Packard. Both CVIS and Hewlett-Packard are significantly larger than EndoSonics, have significantly greater financial, sales and marketing and technical resources available and have significantly larger installed bases of imaging systems. These competitors have also developed IVUS imaging products with high quality images and EndoSonics believes that its competitive position is dependent upon its ability to establish its reputation as a producer of high quality IVUS imaging products. There can be no assurance that these companies are not currently developing, or will not attempt to develop, combination balloon angioplasty/IVUS imaging catheters that would compete with EndoSonics' combination balloon angioplasty/IVUS imaging products. Moreover, companies currently engaged in the manufacture and marketing of non-imaging angioplasty catheters could attempt to expand their product lines to include combination balloon angioplasty/IVUS imaging products.

     EndoSonics' combination balloon angioplasty/IVUS imaging catheters compete or will compete with therapeutic catheters marketed by a number of manufacturers including Advanced Cardiovascular Systems, Inc., a subsidiary of Guidant Corporation ("ACS"), SCIMED Life Systems, Inc., a subsidiary of Boston Scientific Corporation ("SCIMED"), Cordis, Medtronic, Inc. ("Medtronic"), and Schneider USA, a subsidiary of Pfizer, Inc. ("Schneider"). Such companies have substantial resources, established market positions, and significantly larger sales and marketing organizations. In addition,

EndoSonics faces competition from manufacturers of atherectomy devices, vascular stents and pharmaceutical products intended to treat cardiovascular disease.

     Reliance on Patents and Proprietary Technology; Risk of Patent Infringement. EndoSonics holds six issued United States patents and has other United States and several foreign patent applications pending covering various aspects of its IVUS imaging technology. No assurance can be given, however, that EndoSonics' patent applications will issue as patents or that any issued patents will provide competitive advantages for EndoSonics' products or will not be successfully challenged or circumvented by its competitors. Although EndoSonics attempts to ensure that its products do not infringe other party's patents and proprietary rights, there can be no assurance that its products do not infringe such patents or rights. The interventional cardiovascular market has been characterized by substantial litigation regarding patent and other intellectual property rights. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, EndoSonics could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the owners of any such patents or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be so on terms acceptable to EndoSonics or that EndoSonics would be successful in any attempt to redesign its products or processes to avoid infringement. EndoSonics also relies on trade secrets and proprietary technology and enters into confidentiality and non-disclosure agreements with its employees and consultants. There can be no assurance that the confidentiality of such trade secrets or proprietary information will be maintained by employees, consultants, advisors or others, or that EndoSonics' trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors in such a manner that EndoSonics has no practical recourse. Litigation may be necessary to defend against claims of infringement or invalidity, to enforce patents issued to EndoSonics or to protect trade secrets and could result in substantial cost to, and diversion of effort by, EndoSonics.

     Government Regulation. The manufacturing and marketing of EndoSonics' products are subject to extensive and rigorous government regulation in the United States and in other countries. EndoSonics believes that its success will be significantly dependent upon commercial sales of improved versions of its imaging systems and catheter products. EndoSonics will not be able to market these new products in the United States unless and until it obtains approval from the FDA.

     If a medical device manufacturer can establish that a newly developed device is "substantially equivalent" to a device that was legally marketed prior to May 1976, or to a device that the FDA has found to be substantially equivalent to a legally marketed pre-1976 device, the manufacturer may seek clearance from the FDA to market the device by filing a premarket notification with the FDA under Section 510(k) of the Federal Food, Drug, and Cosmetic Act ("510(k)"). There can be no assurance that 510(k) clearance for any future product or modification of an existing product will be granted or that the process will not be unduly lengthy. All of the 510(k) clearances received for EndoSonics' catheters were based on substantial equivalence to legally marketed pre-1976 devices. Review of the substantially equivalent pre-1976 devices on which the 510(k) clearances for EndoSonics' catheters were based and any resulting restrictions on EndoSonics or requirements imposed to present additional data could have a material adverse effect on EndoSonics' business, financial condition and results of operations.

     If substantial equivalence cannot be established, or if the FDA determines that the device or the particular application for the device requires a more rigorous review, the FDA will require that the manufacturer submit a PMA application that must be reviewed and approved by the FDA prior to sales and marketing of the device in the United States. The PMA process is significantly more complex, expensive and time consuming than the 510(k) clearance process and frequently requires the submission of clinical data. It is expected that certain of EndoSonics' combination angioplasty/IVUS imaging products under development will be subject to this PMA process. Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, governmental regulations may be established that could prevent or delay regulatory approval of EndoSonics' products. Delays in receipt of approvals, failure to receive approvals or the loss of previously received approvals would have a material adverse effect on EndoSonics' business, financial condition and results of operations.

     EndoSonics is also required to register as a medical device manufacturer with the FDA and certain state agencies, such as the Food and Drug Branch of the California Department of Health Services ("CDHS"). As such, EndoSonics is inspected on a routine basis by both the FDA and the CDHS for compliance with the GMP regulations. These regulations require that EndoSonics manufacture its products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. Further, EndoSonics is required to comply with various FDA requirements for labeling. The Medical Device Reporting regulation requires that EndoSonics provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications. Specifically, EndoSonics' FOCAL balloon catheters are approved in certain European countries. EndoSonics believes that these catheters are being used in those countries principally for deployment of coronary stents and balloon angioplasty. In October 1995, Endosonics received FDA approval to market CVD's line of FACT catheters, which utilize the FOCAL technology, for coronary balloon angioplasty. Without specific FDA approval for use in stent deployment, these catheters may not be marketed by EndoSonics in the United States for such use. If the FDA believes that a company is not in compliance with applicable laws and regulations, it can institute proceedings to detain or seize products, issue a recall, prohibit marketing and sales of the company's products and assess civil and criminal penalties against the company, its officers or its employees.

     EndoSonics is also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on EndoSonics' business, financial condition and results of operations.

     International sales of EndoSonics' products are subject to the regulatory agency product registration requirements of each country. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. EndoSonics typically relies on its distributors in such foreign countries to obtain the requisite regulatory approvals. There can be no assurance, however, that such approvals will be obtained on a timely basis or at all.

     EndoSonics is in the process of implementing policies and procedures which are intended to allow it to receive ISO 9001 qualification of its processes. The ISO 9000 series of standards for quality operations has been developed to ensure that companies know the standards of quality to which they must adhere to receive certification. The European Union has promulgated rules which require that medical products receive by mid-1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. ISO 9001 certification is one of the CE mark certification requirements. Failure to receive the right to affix the CE mark will prohibit EndoSonics from selling its products in member countries of the European Union. In Europe, EndoSonics has obtained ISO 9002 as of January 1997. There can be no assurance that EndoSonics will be successful in meeting certification requirements.

     Potential Product Liability; Limited Insurance. EndoSonics faces the risk of financial exposure to product liability claims. EndoSonics' products are often used in situations in which there is a high risk of serious injury or death. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. EndoSonics maintains product liability insurance with coverage limits of $1.0 million per occurrence and $5.0 million per year in the aggregate. There can be no assurance that EndoSonics' product liability insurance is adequate or that such insurance coverage will remain available at acceptable costs. There can be no assurance that EndoSonics will not incur significant product liability claims in the future. A successful claim brought against EndoSonics in excess of its insurance coverage could have a material adverse effect on EndoSonics' business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of EndoSonics' products as well as EndoSonics' ability to obtain and maintain regulatory approval for its products.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS OF CARDIOMETRICS

     Cardiometrics operates in a highly competitive environment that involves a number of risks, some of which are beyond Cardiometrics' control. The following discussion highlights some of these risks.

  Acceptance of Cardiometrics' Products Depends Upon Results of Clinical Studies and Acceptance by Medical Community

     Clinical studies of the FloWire are in various stages of completion, and further clinical studies of the FloWire and Cardiometrics' other products are expected to be conducted in the future. Clinical studies of Cardiometrics' products which result in unfavorable or inconclusive findings could have a material adverse effect on Cardiometrics' business, financial condition and results of operations. In addition, there can be no assurance that favorable results derived from clinical studies will be conclusive enough for the medical community and payors to react positively to such findings and change practice patterns and reimbursement decisions based on such findings.

  Limited Market Acceptance; User Training

     The clinical use of Cardiometrics' FloWire/FloMap system in cardiovascular applications is relatively new. The commercial success of the FloWire/FloMap system will depend, in part, upon functional angiometry achieving broader acceptance within the medical community as a clinically useful and cost-effective procedure. There can be no assurance that functional angiometry and the FloWire/FloMap system will achieve broader acceptance within the medical community. Failure of functional angiometry and the FloWire/FloMap system to achieve broader market acceptance would have a material adverse effect on Cardiometrics' business, financial condition and results of operations.

     The FloWire/FloMap, WaveWire/WaveMap and SmartWire/SmartMap systems introduce new technologies to intravascular diagnostic and interventional procedures, and new users of these products must be trained in their proper use. Accordingly, broader acceptance of Cardiometrics' principal products will depend, in part, on the number of interventional cardiologists who become trained in the use of the FloWire/FloMap system. However, there can be no assurance of the ultimate number of such persons who will become trained or the rate at which such training will occur, and the failure to train sufficient numbers of users could have a material adverse effect on Cardiometrics' business, financial condition and results of operations. Cardiometrics' WaveWire/WaveMap system has yet to be commercially introduced and currently there is only limited use of Cardiometrics' SmartWire/ SmartMap system for cerebrovascular applications. Accordingly, market acceptance of the WaveWire/ WaveMap and SmartWire/SmartMap systems and related user training present the same and perhaps greater risks as those associated with the FloWire/FloMap system.

  History of Losses; Likelihood of Additional Losses; Limited Operating History

     Cardiometrics has incurred net losses since its incorporation in October 1985. As of March 31, 1997, Cardiometrics' accumulated deficit was $35.5 million, $25.7 million of which has been incurred since Cardiometrics restructured its operations in 1990. Cardiometrics expects to incur additional losses until sufficient sales of its FloWire guide wires are achieved. Cardiometrics did not begin shipping products in volume until 1991. Cardiometrics' limited operating history makes the prediction of future operating results difficult or impossible to make. There can be no assurance that Cardiometrics will be able to achieve significant growth in sales or generate profits in the future and failure to do so would have a material adverse effect on Cardiometrics' business, financial condition and results of operations.

  Single Source Components and Processes

     Cardiometrics purchases certain components and processes from single-source vendors, with whom Cardiometrics does not have long-term supply agreements. Any supply interruption from these vendors would have a material adverse effect on Cardiometrics' ability to manufacture its products until a new qualified source of supply is obtained and, as a result, could have a material adverse effect on Cardiometrics' business, financial condition and results of operations. While Cardiometrics has a long-term contract with a single-source vendor of a critical component of Cardiometrics' WaveWire guide wire; Cardiometrics is not aware of an alternative source for such component. Accordingly, the inability of such vendor to supply such component would have an adverse effect on Cardiometrics' business, financial condition and results of operations.

  Limited Manufacturing Experience

     To date, Cardiometrics' manufacturing activities have consisted primarily of manufacturing and assembling components of the FloWire/FloMap system and has not yet manufactured the WaveWire/WaveMap system in commercial quantities. In the event that sales of the FloWire/FloMap system increases substantially, Cardiometrics would be required to increase its current production volumes and in the event the WaveWire/WaveMap system achieves regulatory approval, Cardiometrics plans to establish commercial scale manufacturing of such product. There can be no assurance that current FloWire/FloMap manufacturing yields and efficiencies will be maintained at increased production volumes or that adequate WaveWire/WaveMap manufacturing yields and efficiencies will be achieved. Failure to increase or establish production volumes in a timely or cost-effective manner could have a material adverse effect on sales of Cardiometrics' products and on Cardiometrics' business, financial condition and results of operations.

  Concentration of Sales in Japan

     Sales to its distributor for Japan represented approximately 34%, 37% and 41% of Cardiometrics' total sales in 1994, 1995 and 1996, respectively. Cardiometrics expects that sales in Japan will continue to represent a significant portion of its sales. Cardiometrics believes that its sales in Japan are due, in part, to the official reimbursement status granted to the FloWire/FloMap system by Japan's Ministry of Health in 1992. Regulatory approvals for the FloWire/FloMap system were obtained in the name of Cardiometrics' distributor for Japan, who has agreed to assign the approvals to Cardiometrics upon termination of the distribution agreement, which under its current terms will expire in 1999, and upon reimbursement by Cardiometrics of reasonable expenses incurred by the distributor in obtaining the official reimbursement status and other government approvals in connection with the FloWire/FloMap system. Cardiometrics' sales in Japan could decline materially as a result of a change in the official reimbursement status of the FloWire/FloMap system or difficulties in obtaining the assignment of regulatory approvals upon termination of the existing exclusive distribution agreement for Japan, as well as by factors generally influencing international sales. There can be no assurances that such developments will not occur. A material decline in Cardiometrics' sales in Japan would have a material adverse effect on Cardiometrics' business, financial condition and results of operations.

  Dependence on Limited Number of Products; Risk of New Product Development

     Virtually all of Cardiometrics' sales have been derived from sales of the FloWire/FloMap system. Although additional products are being developed, such as the WaveWire/WaveMap system, such development efforts are subject to significant risks, including the risks of obtaining regulatory approvals and manufacturing new products in commercial volumes. There can be no assurance that Cardiometrics' development efforts will be successful or, even if successful, that resulting products would receive market acceptance, generate significant sales or result in gross profits. Accordingly, Cardiometrics believes that the FloWire/FloMap system will continue to account for a significant portion of Cardiometrics' total revenue for at least the foreseeable future. Cardiometrics' future operating results, particularly in the near term, are significantly dependent upon market acceptance of the FloWire/FloMap system and the successful introduction of the WaveWire/WaveMap system. Because virtually all of Cardiometrics' sales are derived from the FloWire/FloMap system, failure to achieve broader market acceptance of the FloWire/FloMap system as a result of competition, technological change or other factors and the failure to market successfully the WaveWire/WaveMap system or other new or enhanced products would have a material adverse effect on the business, operating results and financial condition of Cardiometrics.

  Risk of Technological Obsolescence

     The interventional cardiology market is characterized by rapid technological innovation and change. Many companies are engaged in research and development of new devices and alternative methods to diagnose and treat coronary artery disease, including new or improved medical devices and pharmaceutical products. Cardiometrics' products could be rendered obsolete as a result of future innovations.

  Competition

     Competition from products which help to diagnose and treat cardiovascular disease is intense and may increase. Stress testing systems, intravascular pressure devices, intravascular ultrasound imaging devices and catheter based Doppler systems are currently being used in diagnosing and assessing cardiovascular disease and compete directly or indirectly with the FloWire/FloMap system and the WaveWire/WaveMap system under development. Many of the companies selling products which employ such technologies have developed an installed base significantly larger than Cardiometrics' installed base. The high purchase prices paid for equipment associated with these technologies may make current users of products employing such technologies reluctant to abandon investments in such equipment to use the FloWire/FloMap system. Moreover, there can be no assurance that existing and future competitors of Cardiometrics will not modify existing products or develop new products that compete with Cardiometrics' FloWire/FloMap system and the WaveWire/WaveMap system.

     Companies whose products employ competing technologies or who may develop products which could directly compete with Cardiometrics' products may ultimately offer products that are more effective or less costly than those developed and marketed by Cardiometrics. Many of Cardiometrics' competitors and potential competitors have substantially greater financial, manufacturing, marketing, distribution and technical resources than Cardiometrics and are engaged in research and development of new devices and alternative methods to diagnose, treat and prevent cardiovascular disease, including new or improved angioplasty, atherectomy and other devices and pharmaceutical agents. Introduction of such devices and alternative methods could hinder Cardiometrics' ability to compete effectively and could have a material adverse effect on its business, financial condition and results of operations.

  Dependence on Third Party Reimbursement

     In the U.S., demand for Cardiometrics' products is dependent in part on the reimbursement policies of various public and private third-party payors. Physicians generally are paid for medical services based upon the Current Procedural Terminology ("CPT") coding system developed and maintained by the American Medical Association ("AMA"). Currently, there is no CPT code specifically for functional angiometry, and physicians using the FloWire are not assured payment from third party payors for their professional services in connection with the FloWire.

     Under the Medicare statute, Medicare generally will not cover items or services that are "not reasonable or necessary" for the diagnosis or treatment of illness or injury. The Health Care Financing Administration ("HCFA"), has not made a national coverage determination concerning functional angiometry. All but two local Medicare carriers and fiscal intermediaries ("FIs") which have assessed the procedure have denied coverage for the procedure on the basis that the device is experimental or that the physician should not receive a separate fee for the use of the device in addition to the fee received by the physician for the angiography or angioplasty procedure. There is no assurance that the

Medicare carriers and FIs will conclude that functional angiometry should be covered by Medicare and that separate reimbursement should be made to physicians for functional angiometry in addition to the reimbursement they receive for other cardiac procedures. Other third-party payors have payment policies that are similar to Medicare which may result in the denial of payment for the FloWire or services related to the FloWire.

     Medicare and many private insurers reimburse hospital inpatient services through a prospective payment system ("PPS") based on Diagnostic Related Groups ("DRGs"). Under PPS, a hospital is paid a fixed amount for each inpatient admission based on the DRG to which the patient is assigned, which is based on such factors as the patient's diagnoses and surgical procedures. There is no established separate DRG for functional angiometry; accordingly, performance of functional angiometry on an inpatient basis during angiography and angioplasty typically will be reimbursed under the DRGs for such procedures, but would not result in separate reimbursement for the cost of the FloWire guide wire.

     Internationally, there are various national and regional reimbursement systems and policies which influence demand for Cardiometrics' products. Accordingly, broader international demand for Cardiometrics' products will depend, in part, on Cardiometrics' ability to develop and implement specific reimbursement strategies for each nation or region where a potential market for Cardiometrics' products exists.

     There can be no assurance that separate reimbursement for the FloWire will ever be available under an existing or newly established DRG or CPT code, or that future reimbursement policies of payors will not adversely affect Cardiometrics' ability to sell the FloWire on a profitable basis in the U.S. or abroad. The failure of hospitals and other users of Cardiometrics' products to obtain sufficient reimbursement from third party payors or adverse changes in the reimbursement policies of government and private third party payors toward procedures employing Cardiometrics' products could have a material adverse effect on Cardiometrics' business, financial condition and results of operations.

  Reliance on Patents and Proprietary Technology; Risk of Patent Infringement and Litigation

     Cardiometrics holds 17 issued U.S. patents associated with its principal products and has eight pending U.S. patent applications. Cardiometrics has also filed a number of counterpart patent applications internationally. There can be no assurance, however, that Cardiometrics' patent applications will issue as patents or that any issued patents will provide competitive advantages for Cardiometrics' products or will not be successfully challenged or circumvented by competitors. The field of devices for the diagnosis and treatment of cardiovascular disease is covered by a large and increasing number of patents and patent applications. There can be no assurance that Cardiometrics' products do not infringe upon the patent rights and other intellectual property rights of others. Since patent applications in the U.S. are maintained in secrecy until patents issue, and since publications of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months, Cardiometrics cannot be certain that it was the first creator of inventions covered by pending patent applications or that it was the first to file patent applications for such inventions.

     There has been substantial litigation regarding the infringement of patent, trademark and other intellectual property rights among medical device companies. In the future, Cardiometrics may find such litigation necessary to enforce patents issued to Cardiometrics, to protect trade secrets, trademarks and other intellectual property rights held by Cardiometrics, to defend Cardiometrics against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Any such litigation could involve significant expense to Cardiometrics and could divert the attention of Cardiometrics' technical and management personnel. Moreover, agreements with a number of its distributors require that Cardiometrics indemnify such distributors against costs, expenses and liabilities relating to such litigation and, despite these obligations of Cardiometrics, distributors may decide to reduce or end their selling efforts until an infringement dispute is resolved or settled. Cardiometrics may be required to participate in interference proceedings declared by the U.S.

Patent and Trademark Office to determine the priority of inventions, which could also result in substantial cost to Cardiometrics. Adverse determinations in connection with such litigation or proceedings could subject Cardiometrics to significant liabilities, prevent Cardiometrics from manufacturing or selling its products or result in distributors becoming unwilling to distribute Cardiometrics' products. In such events, Cardiometrics may seek licenses from third parties or attempt to redesign its products or processes to avoid infringement; however, there can be no assurance that such licenses would be available or, if available, would be on terms acceptable to Cardiometrics or that Cardiometrics would be successful in any attempt to redesign its products or processes to avoid infringement.

     Cardiometrics is dependent upon its proprietary technology and seeks to protect such technology through a combination of confidentiality agreements and trade secrets, in addition to patents and patent applications covering various aspects of its existing and future technology. In connection with Cardiometrics' trade secrets and confidentiality agreements, there can be no assurance that the obligation to maintain the confidentiality of trade secrets or other proprietary information of Cardiometrics will not be breached by employees or consultants or that Cardiometrics' trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors in such a manner that Cardiometrics has no practical recourse.

  Quarterly Fluctuations in Operating Results

     Results of operations have varied and may continue to fluctuate significantly from quarter to quarter and will depend upon numerous factors, including (i) timing of regulatory approvals, (ii) new product introductions,
(iii) competition, (iv) sales under distributor agreements, (v) Cardiometrics' ability to manufacture its products efficiently, (vi) timing of research and development expenses, including clinical outcome studies, and (vii) seasonal factors in markets, particularly Europe. Since typically there are fewer elective interventional procedures during the summer months due to vacation schedules of patients and health care providers, especially in Europe, sales of Cardiometrics' products frequently slow during July and August. Cardiometrics expects that its quarterly operating results will fluctuate in the future as a result of these and other factors. Due to such past and future quarterly fluctuations in operating results, quarter-to-quarter comparisons of Cardiometrics' operating results are not necessarily meaningful and should not be relied upon as indicators of likely future performance or annual operating results.

  FDA and Other Government Regulation

     The manufacturing and marketing of Cardiometrics' products are subject to extensive and rigorous regulation by numerous governmental authorities, principally the U.S. Food and Drug Administration (the "FDA") and corresponding state and foreign agencies. The regulatory process is lengthy, expensive and uncertain. Prior to commercial sale in the U.S., most medical devices, including Cardiometrics' products under development, must be cleared or approved by the FDA. Product clearances and approvals can be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing. Foreign governments also have review processes for new products which present many of the same risks. There can be no assurance that Cardiometrics will be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of its products under development, and delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on Cardiometrics' business, financial condition and results of operations. Cardiometrics also is subject to routine inspection by the FDA and certain foreign and state agencies, such as the Food and Drug Branch of the California Department of Health Services, for compliance with Good Manufacturing Practices ("GMP") requirements and other applicable regulations. Noncompliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals, and criminal prosecution.

     Cardiometrics believes that its success will be significantly dependent upon commercial sales of improved versions and new applications of its guide wires. Cardiometrics will not be able to market these new products in the U.S. unless and until Cardiometrics obtains 510(k) premarket clearance or premarket approval ("PMA") from the FDA. In general, it takes from four to 12 months from submission to obtain 510(k) premarket clearance, but it may take longer. The FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but also may take significantly longer. The review time is often significantly extended by the FDA asking for more information, including additional clinical trials, or clarification of information already provided. A number of devices for which FDA approval has been sought by other companies have never been approved for marketing. The time required to obtain approval from a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. In the near future, all devices will be required to have a "CE Mark" to be sold in the European Community ("EC"). Cardiometrics recently obtained the CE Mark for its FloWire and SmartWire products, but there can be no assurance that CE Marks will be obtained for Cardiometrics' other or future products.

     Intravascular guide wires generally have been regulated as Class II devices eligible for 510(k) clearance. Cardiometrics' current FloWire, AccuTrac and SmartWire product lines have all been cleared through the 510(k) process. In December 1996, the Cardiometrics submitted a 510(k) notification for the WaveWire/WaveMap System and WaveWire XT, and subsequently received a letter from the FDA dated March 21, 1997 requesting additional information to be submitted to the FDA to support the determination of whether the WaveWire/WaveMap system is substantially equivalent to a legally marketed predicate device with regard to its safety and effectiveness. On April 9, 1997, Cardiometrics requested a 90 day extension to submit the requested data. The FDA, on April 15, 1997, granted the extension until July 21, 1997. Cardiometrics submitted the requested data on June 9, 1997. Cardiometrics plans to submit a 510(k) notification for the 300 cm FloWire once final design and development of the product has been completed. However, there can be no assurance that FDA will not require Cardiometrics to conduct a clinical study to support the WaveWire/WaveMap submission, or submissions regarding future products, which could delay the market introduction of this product or future products, assuming 510(k) clearance can be obtained at all. There also can be no assurance that FDA will not require that this product or future products undergo the more costly, lengthy and uncertain PMA approval process.

     Labeling and promotion activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses. Cardiometrics has recommended the use of its FloWire/FloMap system with drugs that induce maximum vasodilation (the point when the medial (middle) layer of a blood vessel is completely relaxed, allowing a natural expansion of the inner lumen to allow for maximum blood flow), such as adenosine and papaverine, to measure the functional significance of coronary artery lesions. There can be no assurance that the FDA will not require Cardiometrics to submit a new 510(k) or PMA application for the FloWire/FloMap system for use with these drugs to measure the functional significance of coronary artery lesions. If the FDA requires such a submission, Cardiometrics could be prohibited from making claims regarding the use of these drugs with the FloWire/FloMap system until such submission were approved by the FDA. Such a prohibition could have a material adverse effect upon Cardiometrics' business, financial condition and results of operations. Cardiometrics has also made other modifications to its cleared devices which Cardiometrics believes do not require the submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of Cardiometrics' determinations and not require Cardiometrics to submit a new 510(k) notice for any of the changes made to these devices. If the FDA requires Cardiometrics to submit a new 510(k) notice for any device modification, Cardiometrics may be prohibited from marketing the modified device until the 510(k) is cleared by the FDA.

     In addition, in the U.S. there are federal and state antikickback laws which regulate the financial relationships between manufacturers of medical devices, such as Cardiometrics, and hospitals, physicians and other potential purchasers of medical devices or sources of referral related to the purchase of medical devices. Cardiometrics' practices may not in all cases meet all of the criteria that have been established for a safe harbor from antikickback law liability. Other provisions of state and federal law provide civil and/or criminal penalties for presenting or causing to be presented for payment claims that are false or fraudulent, or for items or services that were not provided as claimed. Because of the breadth of such statutory provisions, it is possible that some of Cardiometrics' business practices could be subject to scrutiny and challenge under one or more such laws. Such a challenge could have a material adverse effect on the business, financial condition and results of operations of Cardiometrics.

  Dependence on Key Personnel

     Cardiometrics is dependent upon a limited number of key management, sales and technical personnel. Cardiometrics' future success will depend in part upon its ability to attract and retain highly qualified personnel. Cardiometrics faces competition for such personnel from other companies, academic institutions, government entities and other organizations. As a result, there can be no assurance that Cardiometrics will be successful in hiring or retaining qualified personnel. Cardiometrics carries key man insurance on each of its officers. The employment agreements Cardiometrics has with its officers do not provide for a specific term of employment. Therefore, officers and other key personnel could leave the employ of Cardiometrics with little or no prior notice. Loss of key personnel, especially if such loss is without advance notice, or the inability to hire or retain qualified personnel could have a material adverse effect on Cardiometrics' business, financial condition and results of operations.

  International Sales; Currency Fluctuations

     Cardiometrics sells its products outside of the U.S. through 20 international distributors. International sales represented approximately 72%, 76% and 75% of Cardiometrics' total sales in 1994, 1995 and 1996, respectively. Cardiometrics believes that international sales will continue to represent a significant portion of its sales and play a significant role in its future growth and success. Accordingly, if a significant number of its international distributors were to experience financial difficulties, or otherwise become unable or unwilling to promote, sell or pay for Cardiometrics' products, Cardiometrics' business, financial condition, and results of operations could be adversely affected. Although Cardiometrics' sales to international distributors are denominated in U.S. dollars, its international business may be affected by changes in demand resulting from fluctuations in currency exchange rates. Additional risks inherent in Cardiometrics' international business activities include the burdens of monitoring and complying with a wide variety of foreign laws, regulatory requirements and reimbursement practices, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in collecting payment, difficulties in managing international operations and potentially reduced protection for intellectual property. There can be no assurance that such factors will not have a material adverse effect on Cardiometrics' future international sales and, consequently, Cardiometrics' business, financial condition or results of operations.

  Financial Exposure to Product Liability Claims

     Cardiometrics faces the risk of financial exposure to product liability claims alleging that the use of Cardiometrics' products resulted in adverse effects. Cardiometrics' products are often used in life-threatening situations and are used in the brain, where there is a high risk of serious injury or death. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. Cardiometrics has taken and will continue to take what it believes are appropriate precautions, including obtaining product liability insurance, to minimize its exposure to liability. However, there can be no assurance that Cardiometrics will avoid significant product liability claims and attendant adverse publicity. Furthermore, there can be no assurance that Cardiometrics' product liability insurance is adequate or that such insurance coverage will remain available at acceptable costs. A successful claim brought against Cardiometrics in excess of its insurance coverage could have a material adverse effect on Cardiometrics' business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect market acceptance of Cardiometrics' products, third-party payors' willingness to reimburse Cardiometrics' customers for use of Cardiometrics' products, and Cardiometrics' ability to obtain and maintain regulatory approval for its products.

  Uncertainty of Health Care Cost Constraints

     There are widespread efforts to control health care costs in the U.S. and worldwide. Cardiometrics believes that government and private efforts to contain or reduce health care costs are likely to continue. These trends may lead third-party payors to decline or limit reimbursement for Cardiometrics' products, which could negatively impact the pricing and profitability of, or demand for, Cardiometrics' products. There can be no assurance that legislative or regulatory health care reform, if enacted, would not result in a material adverse impact on the business, financial condition or results of operations on Cardiometrics.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS OF CVD

     CVD operates in a highly competitive environment that involves a number of risks, some of which are beyond CVD's control. The following discussion highlights some of these risks.

     History of Operating Losses; Anticipated Future Losses; Future Capital Requirements. CVD operates in a highly competitive environment that involves a number of risks, some of which are beyond CVD's control. The following discussion highlights some of these risks. CVD was founded in 1992 and has experienced annual operating losses since its inception. Its net loss was $1.0 million, $2.9 million and $4.6 million in 1994, 1995 and 1996, respectively. CVD's accumulated deficit at March 31, 1997 was approximately $11.6 million. CVD expects to continue to incur operating losses through at least 1997 and there can be no assurance that CVD will ever be able to achieve or sustain profitability in the future. CVD expects to incur substantially increased costs related to, among other things, clinical testing, product development, manufacturing scale-up and sales and marketing activities. CVD anticipates that its existing capital resources will be sufficient to fund its operations through 1997. CVD's future capital requirements will depend on many factors, including its research and development programs, the scope and results of clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property, the status of competitive products, the establishment and scale-up of manufacturing capacity, the establishment of sales and marketing capabilities, the establishment of collaborative relationships with other parties and costs related to the acquisition of new technologies and product development. CVD may require additional funds to finance these activities and for working capital requirements. CVD may seek such funds through financings, including private or public equity or debt offerings and collaborative arrangements with corporate partners. There can be no assurance that funds will be raised on favorable terms, if at all. If adequate funds are not available, CVD may be required to delay, scale back or eliminate one or more of its development programs or obtain funds through arrangements with collaborative partners or others that may require CVD to relinquish rights to certain technologies, product candidates or products that CVD would not otherwise relinquish.

     Dependence Upon New Products; Rapid Technological Change; Risk of Obsolescence. The medical device industry generally, and the interventional catheter market in particular, are characterized by rapid technological change, changing customer needs, and frequent new product introductions. As a result, the useful lives of both the technology and products for the treatment of cardiovascular and peripheral vascular diseases are limited, in some instances to as little as twelve months. CVD's future success will depend upon its ability to develop, manufacture and introduce new products that address the needs of its customers. There can be no assurance that CVD will be successful in developing and marketing new products that achieve market acceptance or that CVD will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products. In addition, there can be no assurance that CVD's existing products will not be rendered obsolete as a result of technological developments or that the products that CVD has under development will not be rendered obsolete prior to the introduction of such products.

     Limited Sales to Date; Uncertainty of Market Acceptance. CVD's catheters are used in conjunction with angioplasty and other intravascular procedures such as vascular stenting and drug delivery. Although CVD has received regulatory clearance for a total of fifty-two products, only twenty-nine of such products have been marketed. Of those products which have been marketed, many have been marketed only in limited quantities or in certain markets, or are allowed to be marketed only in certain countries. In addition, while interventional catheters are widely used technologies, CVD's catheter designs are relatively new. The commercial success of CVD's products will depend upon their acceptance by the medical community as useful, cost-effective components of interventional cardiovascular and peripheral vascular procedures, including the acceptance by the medical community of stents and the availability and acceptance of therapeutic drugs for use in interventional procedures. CVD currently relies upon relationships with certain prominent doctors and researchers in the medical community to promote the uses and acceptance of its approved products. There can be no assurance that CVD will be able to maintain such relationships or establish additional relationships in the future. The erosion or loss of any such relationship could detrimentally affect the market acceptance of CVD's products. Failure of CVD's products to achieve such market acceptance would have a material adverse effect on CVD's business, financial condition and results of operations.

     Fluctuations in Quarterly Operating Results. CVD's results of operations have varied significantly from quarter to quarter. CVD has experienced an operating loss for each of the last five years. Quarterly operating results will depend upon several factors, including the timing and amount of expenses associated with expanding CVD's operations, the conduct of clinical trials and the timing of regulatory approvals, new product introductions both in the United States and internationally, the mix between pilot production of new products and full-scale manufacturing of existing products, the mix between domestic and export sales, variations in foreign exchange rates, changes in third-party payors' reimbursement policies and healthcare reform. CVD does not operate with a significant backlog of customer orders, and therefore revenues in any quarter are significantly dependent on orders received within that quarter. In addition, CVD cannot predict ordering rates by distributors, some of whom place infrequent stocking orders. CVD's expenses are relatively fixed and difficult to adjust in response to fluctuating revenues. As a result of these and other factors, CVD expects to continue to experience significant fluctuations in quarterly operating results, and there can be no assurance that CVD will be able to achieve or maintain profitability in the future.

     Reliance on Patents and Proprietary Technology; Risk of Patent Infringement. While CVD owns certain issued and allowed U.S. patents and has additional U.S. and foreign patent applications pending, there can be no assurance that CVD's patent applications will issue as patents or that any issued patents will provide competitive advantages for CVD's products or will not be successfully challenged or circumvented by its competitors. The interventional cardiovascular and peripheral vascular markets in general and the market for balloon angioplasty catheters (including the type of catheters offered by CVD) in particular have been characterized by substantial litigation regarding patent and other intellectual property rights. There can be no assurance that CVD's products do not infringe such patents or rights. During 1996, CVD received a notice of potential trademark infringement regarding CVD's use of the term "focal" in connection with CVD's balloon angioplasty technology and entered into an agreement which prohibits CVD from using this term. CVD has since ceased any use thereof. In the event that any parties assert claims against CVD for patent infringement and such patents are upheld as valid and enforceable, CVD could be prevented from utilizing the subject matter claimed in such patents, or would be required to obtain licenses from the owners of any such patents or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be so on terms acceptable to CVD or that CVD would be successful in any attempt to redesign its products or processes to avoid infringement. In addition, foreign intellectual property laws may not provide protection commensurate with that provided by U.S. intellectual property laws, and there can be no assurance that foreign intellectual property laws will adequately protect CVD's intellectual property rights abroad. CVD also relies on trade secrets and proprietary technology and enters into confidentiality and non-disclosure agreements with its employees, consultants and advisors. There can be no assurance that the confidentiality of such trade secrets or proprietary information will be maintained by employees, consultants, advisors or others, or that CVD's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors in such a manner that CVD has no practical recourse. Litigation may be necessary to defend against claims of infringement or invalidity, to enforce patents issued to CVD or to protect trade secrets, and there can be no assurance that any such litigation would be successful. Any litigation could result in substantial costs to, and diversion of resources by, CVD and its officers, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Significant Competition. Competition in the market for devices used in the treatment of cardiovascular and peripheral vascular disease is intense, and is expected to increase. The interventional cardiology market is characterized by rapid technological innovation and change, and CVD's products could be rendered obsolete as a result of future innovations. CVD's catheters and other products under development compete or will compete with products marketed by a number of manufacturers, including ACS, SCIMED, Johnson & Johnson Interventional Systems ("JJIS") and Cordis, Medtronic and Schneider. Such companies have significantly greater financial, management and other resources, established market positions, and significantly larger sales and marketing organizations than does CVD. CVD also faces competition from manufacturers of other catheter-based devices, vascular stents and pharmaceutical products intended to treat vascular disease. In addition, CVD believes that many of the customers and potential customers of CVD's products prefer to purchase catheter products from a single source. Accordingly, many of CVD's competitors, because of their size and range of product offerings, have a competitive advantage over CVD. There can be no assurance that CVD's competitors will not succeed in developing or marketing technologies or products that are more clinically effective or cost effective than any that are being marketed or developed by CVD, or that such competitors will not succeed in obtaining regulatory approval for introducing or commercializing any such products prior to CVD.

     Limited Manufacturing Experience. CVD's success will depend in part on its ability to manufacture its products in compliance with ISO 9001, the FDA's GMP regulations, CDHS licensing and other regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. CVD began manufacturing certain of its products at its facilities in July 1995. CVD also introduced a significant number of new products in 1996. Accordingly, CVD has very limited experience in manufacturing its products. In addition, on July 15, 1996, CVD entered into co-distribution agreements with Medtronic which granted Medtronic certain non-exclusive rights to distribute CVD's FACT, CAT and ARC catheters. Under the terms of these agreements, if CVD is unable to meet its delivery obligations with respect to the purchased catheters, up to 60% of CVD's manufacturing capacity will be devoted to manufacturing such catheters for Medtronic. CVD has undergone and expects to continue to undergo regular GMP inspections in connection with the manufacture of its products at CVD's facilities. CVD's success will depend, among other things, on its ability to efficiently manage the simultaneous manufacture of different products and to integrate the manufacture of new products with existing products. There can be no assurance that CVD will not encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. CVD's failure to successfully commence the manufacturing of these new products, or to increase production volumes of new or existing products in a timely manner, would materially adversely affect CVD's business, financial condition and results of operations. Failure to increase production volumes in a timely or cost-effective manner or to achieve or maintain compliance with ISO 9001, GMP regulations, CDHS licensing or other regulatory requirements could have a material adverse effect on CVD's business, financial condition and results of operations.

     CVD purchases many standard and custom built components from independent suppliers and subcontracts certain manufacturing processes from independent vendors. Most of these components and processes are available from more than one vendor. However, certain manufacturing processes are currently performed by single vendors. An interruption of performance by any of these vendors could have a material adverse effect on CVD's ability to manufacture its products until a new source of supply was qualified and, as a result, could have an adverse effect on CVD's business, financial condition and results of operations.

     Potential Inability to Manage Growth. Prior to June 1996, CVD relied on EndoSonics to perform certain activities on its behalf, including manufacturing, financial, regulatory and administrative functions. Since July 1995, CVD has conducted its manufacturing operations at its facilities in Irvine and also currently performs the financial, regulatory and administrative functions previously performed by EndoSonics. Accordingly, CVD has experienced a period of significant expansion of its operations that has placed a significant strain upon its management systems and resources. CVD has recently implemented a number of new financial and management controls, reporting systems and procedures. In addition, CVD has recently hired a significant number of employees and plans to further increase its total head count. CVD also plans to expand the geographic scope of its customer base and operations. This expansion has resulted and will continue to result in substantial demands on CVD's management resources. CVD's ability to manage future expansion of its operations will require CVD to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage its employee work force. There can be no assurance that CVD will be able to do so successfully. The failure to do so would have a material adverse effect on CVD's business, financial condition and results of operations.

     Government Regulation. The manufacturing and marketing of CVD's products are subject to extensive and rigorous government regulation in the United States and in other countries. CVD believes that its success will be significantly dependent upon commercial sales of improved versions of its catheter products. CVD will not be able to market these new products in the United States unless and until CVD obtains approval or clearance from the FDA. Foreign and domestic regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed.

     If a medical device manufacturer can establish that a newly developed device is "substantially equivalent" to a legally marketed Class I or Class II device, or to a Class III device that the FDA has not called for a premarket approval ("PMA"), the manufacturer may seek clearance from the FDA to market the device by filing a premarket notification with the FDA under Section 510(k) of the Federal Food, Drug, and Cosmetic Act ("510(k)"). All of the 510(k) clearances received for CVD's catheters were based on substantial equivalence to legally marketed devices. There can be no assurance that 510(k) clearance for any future product or significant modification of an existing product will be granted or that the process will not be unduly lengthy. In addition, if the FDA has concerns about the safety or effectiveness of any of CVD's products, it could act to withdraw approval or clearances of those products or request that CVD present additional data. Any such actions would have a material adverse effect on CVD's business, financial condition and results of operations.

     If substantial equivalence cannot be established, or if the FDA determines that the device or the particular application for the device requires a more rigorous review to assure safety and effectiveness, the FDA will require that the manufacturer submit a PMA application that must be reviewed and approved by the FDA prior to sales and marketing of the device in the United States. The PMA process is significantly more complex, expensive and time consuming than the 510(k) clearance process and always requires the submission of clinical data. It is expected that certain of CVD's products under development will be subject to this PMA process. CVD currently has a non-exclusive, royalty-free right to submit PMA supplement applications utilizing an EndoSonics PMA as a reference and to manufacture and distribute CVD products as a supplement to the EndoSonics PMA. This agreement may be terminated in the event of breach upon 60 days notice by the non-breaching party, subject to the breaching party's right to cure. In the event of termination, CVD would be prohibited from submitting new PMA supplements referencing the EndoSonics PMA and would be required to seek independent FDA approval for any such products, which would have a material adverse effect on CVD's business, financial condition and results of operations.

     CVD is also required to register as a medical device manufacturer with the FDA and maintain a license with certain state agencies, such as the CDHS. As such, CVD is inspected on a routine basis by both the FDA and the CDHS for compliance with GMP regulations. These regulations require that CVD manufacture its products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. CVD has also undergone and expects to continue to undergo regular GMP inspections in connection with the manufacture of its products at CVD's facilities. Further, CVD is required to comply with various FDA requirements for labeling. The Medical Device Reporting laws and regulations require that CVD provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications. CVD has received FDA approval to market the FACT and ARC catheters, which utilize the Focus technology, for coronary balloon angioplasty. These catheters are marketed outside the United States for use in stent deployment. However, without specific FDA approval for stent deployment, these catheters may not be marketed by CVD in the United States for such use.

     Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, government regulations may be established in the future that could prevent or delay regulatory clearance or approval of CVD's products. Delays in receipt of clearances or approvals, failure to receive clearances or approvals or the loss of previously received clearances or approvals would have a material adverse effect on CVD's business, financial condition and results of operations.

     CVD is also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on CVD's business, financial condition and results of operations.

     International sales of CVD's products are subject to the registration requirements of each country. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. CVD typically relies on its distributors in such foreign countries to obtain the requisite regulatory approvals. There can be no assurance, however, that such approvals will be obtained on a timely basis or at all. In addition, the FDA must approve the export to certain countries of devices that require a PMA but are not yet approved domestically. The European Union has promulgated rules which require that medical products receive by mid-1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Failure to receive the right to affix the CE mark will prevent CVD from selling its products in member countries of the European Union which would have a material adverse effect on CVD's business, financial condition and results of operations.

     Limited Marketing and Sales Resources; Dependence Upon Strategic Relationships. CVD intends to rely primarily on certain strategic relationships, medical device distributors and its direct sales organization to distribute its products. CVD's ability to distribute its products successfully depends in part on the marketing capabilities of its strategic partners. In recent years there has been significant consolidation among medical device suppliers as the major suppliers have attempted to broaden their product lines in order to respond to cost pressures from health care providers. This consolidation has made it increasingly difficult for smaller suppliers, such as CVD, to effectively distribute their products without a relationship with one or more of the major suppliers. CVD is currently marketing certain of its products through licensing agreements with SCIMED and ACS and through co-distribution agree-ments with Medtronic. In addition, Fukuda Denshi Company, Ltd. ("Fukuda") is currently CVD's exclusive distributor in Japan for certain of CVD's products. Fukuda is also responsible for obtaining regulatory approval for CVD's products in Japan. CVD recently informed Fukuda of its decision to terminate the existing Fukuda agreement and does not expect that any obligations will arise as a result of such termination. CVD expects that Fukuda will continue to distribute its products at least through 1997. CVD is currently negotiating with several distributors, including Fukuda, regarding a new distribution agreement for the Japanese market. CVD's revenue from its distributor relationships is dependent upon the efforts made by such parties and there can be no assurance that such efforts will be successful. There can be no assurance that CVD will be able to maintain or expand its relationships with its strategic partners or to replace its strategic partners in the event any such relationship were terminated. In the event of such a termination, CVD's ability to distribute its products would be materially adversely affected, which would have a material adverse effect on CVD's business, financial condition and results of operations.

     CVD currently has a limited marketing and sales staff. CVD intends to expand its direct sales force to market CVD's products expansion. However, there can be no assurance that CVD will successfully expand its direct sales and marketing organization, or that if expanded, such organization will be able to effectively distribute CVD's products. If CVD is unable to achieve distribution of its products through its direct sales organization, CVD's business, financial condition and results of operations would be materially adversely affected.

     CVD also has product development relationships with SCIMED and ACS. SCIMED currently funds certain research and development efforts undertaken by CVD in the area of combined drug delivery and coronary angioplasty. ACS conducts development work on CVD's perfusion technology. If CVD is unable to maintain its relationships with these or future strategic partners its product development efforts could be materially adversely affected, which would materially adversely affect CVD's business, financial condition and results of operations.

     Dependence Upon International Sales. CVD derives, and expects to continue to derive, a significant portion of its revenue from international sales. In 1994, 1995 and 1996, CVD's international sales were $1.0 million, $2.1 million and $3.5 million, respectively, or 83%, 59% and 42%, respectively, of product sales. CVD expects to continue to derive significant revenue from international sales and therefore a significant portion of its revenues will continue to be subject to the risks associated with international sales, including economic or political instability, shipping delays, changes in applicable regulatory policies, inadequate protection of intellectual property, fluctuations in foreign currency exchange rates and various trade restrictions, all of which could have a significant impact on CVD's ability to deliver products on a competitive and timely basis. Future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions, could have an adverse effect on CVD's business, financial condition and results of operations. In foreign countries, CVD's products are subject to governmental review and certification. The regulation of medical devices, particularly in the European Union, continues to expand and there can be no assurance that new laws or regulations will not have an adverse effect on CVD's business, financial condition and results of operations.

     Limitations on Third-Party Reimbursement. In the United States, CVD's products are purchased primarily by medical institutions, which then bill various third-party payors, such as Medicare, Medicaid, and other government programs and private insurance plans, for the health care services provided to patients. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse hospitals for medical treatment at a fixed rate based on the DRG established by the U.S. HCFA. The fixed rate of reimbursement is based on the procedure performed, and is unrelated to the specific devices used in that procedure. If a procedure is not covered by a DRG, payors may deny reimbursement. In addition, some payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication. Reimbursement of interventional procedures utilizing CVD's products is currently covered under a DRG. There can be no assurance that reimbursement for such procedures will continue to be available, or that future reimbursement policies of payors will not adversely affect CVD's ability to sell its products on a profitable basis. In addition, reimbursement may be denied if the product use is not in accordance with approved FDA labeling. Failure by hospitals and other users of CVD's products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures employing CVD's products, would have a material adverse effect on CVD's business, financial condition and results of operations.

     Control by Existing Stockholder; Limitations on Pooling-of-Interests Accounting in Merger Transactions. Immediately prior to the distribution of the shares of CVD Common Stock by EndoSonics pursuant to the CVD Prospectus, EndoSonics owned approximately 44% of CVD's outstanding Common Stock. After such distribution, EndoSonics is expected to own approximately 28.7% of CVD's outstanding Common Stock. As a result, EndoSonics is able to elect at least one member to CVD's five person board of directors and has the ability to influence CVD and influence its affairs and the conduct of its business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of CVD. In accordance with applicable accounting standards, CVD is prohibited from accounting for a merger transaction, of or by CVD, as a pooling-of-interests for a period of two years following June 25, 1996, the date on which EndoSonics ceased to control 50% of the outstanding voting Common Stock of CVD. As a result, any business combination consummated prior to the expiration of such period would have to be accounted for using the purchase method. Under the purchase method, the excess of the purchase price over the net book value of the assets acquired would be amortized to expense, which could result in a significant negative impact on the acquiror's results of operations and, therefore, reduce the attractiveness of, or the price paid in, a particular acquisition transaction.

     On January 27, 1997, EndoSonics announced that the EndoSonics Board of Directors had approved a dividend distribution of one CVD share for every 25 EndoSonics shares. The distribution is expected to take place in the second half of 1997 to EndoSonics stockholders then of record. The exact record date and date of distribution have not yet been determined.

     Dependence Upon Key Personnel. CVD depends to a significant extent upon key management and technical personnel. CVD's growth and future success will depend in large part upon its ability to hire, motivate and retain highly qualified personnel. Competition for such personnel is intense and there can be no assurance that CVD will be successful in hiring, motivating or retaining such qualified personnel. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on CVD's business, financial condition and results of operations.

     Potential Product Liability; Limited Insurance. CVD faces the risk of financial exposure to product liability claims. CVD's products are often used in situations in which there is a high risk of serious injury or death. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. CVD is currently covered under a product liability insurance policy with coverage limits of $2.0 million per occurrence and $2.0 million per year in the aggregate. There can be no assurance that CVD's product liability insurance is adequate or that such insurance coverage will remain available at acceptable costs. There can be no assurance that CVD will not incur significant product liability claims in the future. A successful claim brought against CVD in excess of its insurance coverage could have a material adverse effect on CVD's business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of CVD's products and CVD's ability to obtain and maintain regulatory approval for its products and substantially divert the time and effort of management away from CVD's operations.

     Shares Eligible for Future Sale; Potential Adverse Effect on Market
Price. Sales of Common Stock in the public market during and after this offering could adversely affect the market price of the Common Stock. As of April 15, 1997, CVD had 9,103,459 shares outstanding. Including all of the shares of CVD Common Stock registered for sale under the CVD Registration Statement, 5,610,054 of CVD's outstanding shares are freely tradable without restriction. Approximately 2,531,768 additional shares are eligible for sale, including 1,809,768 shares held by EndoSonics, not registered for sale hereunder, and 646,000 shares held by SCIMED. Sales of any such shares in the public market could adversely affect the market price of the Common Stock. CVD has also registered 1,200,000 shares of Common Stock reserved for issuance under CVD's 1996 Stock Option/Stock Issuance Plan and 200,000 shares under CVD's Employee Stock Purchase Plan. As of April 15, 1997, there were outstanding options under CVD's stock option plans to acquire approximately 1,188,000 shares. SCIMED is entitled to certain demand piggyback registration rights with respect to its shares. If SCIMED, by exercising its demand registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. If CVD were required to include in a CVD-initiated registration shares held by SCIMED pursuant to the exercise of its piggyback registration rights, such sales may have an adverse effect on CVD's ability to raise needed capital.

     Effect of Certain Charter Provisions; Anti-takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law. CVD's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of CVD. In addition, CVD is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit CVD from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 also could have the effect of delaying or preventing a change of control of CVD. Further, certain provisions of CVD's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving CVD, which could adversely affect the market price of CVD's Common Stock.

     Absence of Dividends. CVD has never paid any cash dividends on the Common Stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.

                           THE CARDIOMETRICS MEETING

DATE, TIME AND PLACE OF THE CARDIOMETRICS MEETING

     The Cardiometrics Meeting will be held on July 23, 1997 at 10:00 a.m., local time, at Cardiometrics' facilities located at 645 Clyde Avenue, Mountain View, California 94043.

MATTERS TO BE CONSIDERED AT THE CARDIOMETRICS MEETING

     At the Cardiometrics Meeting, stockholders of Cardiometrics will be asked to consider and vote upon proposals (i) to approve and adopt the Reorganization Agreement and to approve the consummation of the Merger and (ii) to transact such other business as may properly come before the Cardiometrics Meeting or any postponements or adjournments thereof.

BOARD RECOMMENDATION

     THE CARDIOMETRICS BOARD OF DIRECTORS HAS APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AND BELIEVES THAT THE TERMS OF THE REORGANIZATION AGREEMENT ARE FAIR TO, AND THAT THE MERGER IS IN THE BEST INTERESTS OF, CARDIOMETRICS AND ITS STOCKHOLDERS AND THEREFORE RECOMMENDS THAT THE HOLDERS OF CARDIOMETRICS COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND THE CONSUMMATION OF THE MERGER. In considering such recommendation, Cardiometrics stockholders should be aware that certain directors and officers of Cardiometrics have interests in the Merger that may present them with potential conflicts of interest. See "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- Indemnification and Insurance" and "-- Interests of Certain Persons in the Merger."

RECORD DATE AND SHARES ENTITLED TO VOTE

     The Cardiometrics Board of Directors has fixed the close of business on May 30, 1997 as the record date for determining holders entitled to notice of and to vote at the Cardiometrics Meeting (the "Record Date"). Only holders of record of Cardiometrics Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Cardiometrics Meeting. As of the close of business on the Record Date, there were 6,982,173 shares of Cardiometrics Common Stock outstanding and entitled to vote, held of record by 99 stockholders (although Cardiometrics has been informed that there are approximately 1700 beneficial owners). A majority, or 3,491,087 of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Each Cardiometrics stockholder is entitled to one vote for each share of Cardiometrics Common Stock held as of the Record Date.

VOTING OF PROXIES

     The Cardiometrics proxy accompanying this Proxy Statement/Prospectus is solicited on behalf of the Cardiometrics Board for use at the Cardiometrics Meeting. Stockholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Cardiometrics. All properly executed proxies received by Cardiometrics prior to the vote at the Cardiometrics Meeting, and that are not revoked, will be voted at the Cardiometrics Meeting in accordance with the instructions indicated on the proxies. The Cardiometrics Board does not presently intend to bring any other business before the Cardiometrics Meeting and, so far as is known to the Cardiometrics Board, no other matters are to be brought before the Cardiometrics Meeting. As to any business that may properly come before the Cardiometrics Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies. A Cardiometrics stockholder who has given a proxy (other than an irrevocable proxy, such as those delivered pursuant to a Voting Agreement referred to in "The Merger and Related Transactions -- Related
Agreements -- Voting Agreements") may revoke it at any time before it is exercised at the Cardiometrics Meeting by (i) delivering to the Secretary of Cardiometrics a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) signing and so delivering a proxy relating to the same shares and bearing a later date than the date of the previous proxy prior to the vote at the Cardiometrics Meeting or (iii) attending the Cardiometrics Meeting and voting in person (however, mere attendance at the meeting will not in and of itself have the effect of revoking the proxy).

VOTE REQUIRED

     Approval of the Reorganization Agreement and the consummation of the Merger by Cardiometrics' stockholders is required by the Delaware General Corporation Law. Such approval requires the affirmative vote of the holders of a majority of the shares of Cardiometrics Common Stock outstanding and entitled to vote. Certain stockholders of Cardiometrics have entered into Voting Agreements and have delivered irrevocable proxies obligating them to vote in favor of the Reorganization Agreement and the consummation of the Merger. As of the Record Date, such stockholders, constituting all executive officers and certain directors of Cardiometrics and their affiliates, as a group beneficially owned 401,332 shares (exclusive of any shares issuable upon the exercise of options) of Cardiometrics Common Stock (constituting approximately 5.7% of the shares of Cardiometrics Common Stock then outstanding). As of the Record Date, EndoSonics owned 300,000 shares of Cardiometrics Common Stock. See "The Merger and Related Transactions -- Related Agreements -- Voting Agreements."

     Votes cast by proxy or in person at the Cardiometrics Meeting will be tabulated by the Inspector of Elections appointed for the meeting. The Inspector of Elections will also determine whether or not a quorum is present.

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

     The required quorum for the transaction of business at the Cardiometrics Meeting is a majority of the shares of Cardiometrics Common Stock issued and outstanding on the Record Date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because approval of the Reorganization Agreement and the consummation of the Merger requires the affirmative vote of a majority of the outstanding shares of Cardiometrics Common Stock entitled to vote thereon, abstentions and broker non-votes will have the same effect as votes against the Reorganization Agreement and the consummation of the Merger. The actions proposed in this Proxy Statement/Prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners' specific instructions. Accordingly, all beneficial owners of Cardiometrics Common Stock are urged to return the enclosed proxy card marked to indicate their votes.

SOLICITATION OF PROXIES AND EXPENSES

     Cardiometrics will bear the cost of solicitation of proxies from its stockholders estimated to be $5,000. In addition to solicitation by mail, the directors, officers, employees and agents of Cardiometrics may solicit proxies from stockholders by telephone, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Cardiometrics will request brokers, custodians, nominees and other record holders to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Cardiometrics Common Stock and to request authority for the exercise of proxies. In such cases, Cardiometrics, upon the request of the record holders, will reimburse such holders for their reasonable expenses.

     THE MATTERS TO BE CONSIDERED AT THE CARDIOMETRICS MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF CARDIOMETRICS. ACCORDINGLY, CARDIOMETRICS STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                     STOCKHOLDERS SHOULD NOT SEND ANY STOCK
                      CERTIFICATES WITH THEIR PROXY CARDS

                    PRINCIPAL STOCKHOLDERS OF CARDIOMETRICS

     The following table sets forth certain information regarding the beneficial ownership of Cardiometrics common stock as of May 30, 1997 and as of the consummation of the Merger by (i) each person who is known by Cardiometrics to beneficially own more than 5% of the outstanding shares of Cardiometrics Common Stock, (ii) each of the directors and executive officers of Cardiometrics and
(iii) all of Cardiometrics' directors and executive officers as a group.

                                   NUMBER OF
                                 CARDIOMETRICS     PERCENT        NUMBER OF        PERCENT OF       NUMBER OF        PERCENT OF
                                    SHARES       BENEFICIALLY     ENDOSONICS       ENDOSONICS          CVD              CVD
                                 BENEFICIALLY      OWNED -         SHARES -         SHARES -         SHARES -         SHARES -
  NAME OF BENEFICIAL OWNER(1)      OWNED(2)       PRE-MERGER    POST-MERGER(3)   POST-MERGER(4)   POST-MERGER(5)   POST-MERGER(6)
-------------------------------  -------------   ------------   --------------   --------------   --------------   --------------
Lindner Growth Fund(7).........     688,400           9.9%          240,940             1.5%          122,259            1.3%
  7711 Carondelet Avenue,
  Suite 700
  Saint Louis, MO 63105
St. Paul Fire and Marine
  Insurance Co.(8).............     595,138           8.5%          208,298             1.3%          105,696            1.2%
  8500 Normandale Lake Blvd.
  Suite 1940
  Bloomington, MN 55437
INVESCO PLC(9).................     567,500           8.1%          198,625             1.3%          100,788            1.1%
  11 Devonshire Square
  London EC2M 4YR
  England
Goodman Co., Ltd...............     468,750           6.7%          164,062             1.0%           83,250               *
  108 Fujigaoka
  Meito-Ku, Nagoya,
  465 Japan
Menahem Nassi(10)..............     191,208           2.7%           66,922                *           29,054               *
Claire Andrews(11).............       4,583              *           12,250                *            1,789               *
Robert Colloton(12)............      44,605              *           17,361                *            6,193               *
Jeffrey Frisbie(13)............      66,550              *           23,292                *            9,320               *
Stanley Levy(14)...............      29,222              *           17,227                *            6,224               *
Robert Newell(15)..............      59,815              *           20,935                *            7,848               *
Michael Sorna(16)..............      89,437           1.3%           31,303                *           12,226               *
Neal Dempsey(17)...............     339,016           4.9%          118,655                *           59,446               *
Robert Erra(18)................      10,312              *            3,609                *              957               *
Jeffrey Folick(19).............      16,667              *            6,125                *                0               *
David Musket(20)...............      16,562              *            5,796                *            2,067               *
Gary Petersmeyer(21)...........      16,667              *            6,125                *                0               *
H. Raymond Wallace(22).........      11,874              *            4,155                *            1,322               *
All current directors and
  executive officers as a group
  (13 persons)(23).............     896,518          12.0%          333,760             2.1%          136,423            1.5%

---------------

* Less than 1 percent.

 (1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Cardiometrics Common Stock set forth opposite their respective names.

 (2) Number of Cardiometrics Shares Beneficially Owned includes shares of Cardiometrics Common Stock issuable upon exercise of options which are exercisable within 60 days after May 30, 1997.

 (3) Calculated based on the terms of the Reorganization Agreement and an EndoSonics Exchange Ratio of 0.35. Includes shares of EndoSonics Common Stock that will be issuable upon the exercise of Cardiometrics options assumed by EndoSonics pursuant to the Reorganization Agreement and the vesting of which will be fully-accelerated upon the Merger.

 (4) Calculated based on the total number of shares of EndoSonics Common Stock outstanding on May 30, 1997 plus the number of shares of EndoSonics Common Stock estimated to be issued in the Merger.

 (5) Calculated based on the terms of the Reorganization Agreement and assuming a CVD Exchange Ratio of .1776, which assumption was based on the average closing prices per share for the ten (10) trading days immediately preceding (and including) May 30, 1997 for EndoSonics ($10.1563) and CVD ($8.1375). See "The Merger and Related Transactions -- The Merger Consideration" for a more detailed discussion of the CVD Exchange Ratio.

 (6) Calculated based on the total number of shares of CVD Common Stock outstanding on May 30, 1997.

 (7) Pursuant to a Schedule 13G filed with the Commission on February 1, 1997, Ryback Management Corporation ("Ryback") an Investment Company Advisor registered under Section 203 of the Investment Advisers Act of 1940, has reported that Lindner Growth Fund, a registered investment company, and a separate series of the Lindner Investment Series Trust, an Investment Company registered under Section 8 of the Investment Company Act, had sole power to dispose of and vote 688,400 shares as of December 31, 1996.

 (8) Pursuant to a Schedule 13G filed with the Commission on February 14, 1997, as well as a recent exercise of options to purchase 5,182 shares of Cardiometrics by Brian D. Jacobs, an employee of St. Paul Fire and Marine Insurance Co. and a former director of Cardiometrics, and a cancellation of options to purchase 2,006 shares of Cardiometrics Common Stock pursuant to Mr. Jacobs' resignation from the Cardiometrics Board, Cardiometrics believes that St. Paul Fire and Marine Insurance Co. beneficially owned 595,138 shares of Cardiometrics Common Stock.

 (9) Pursuant to a Schedule 13G filed with the Commission on February 15, 1997, Invesco PLC, a parent holding company in accordance with Section 240.13d-1(b)(ii)(G) of the Employee Retirement Income Security Act of 1974, and its subsidiaries Invesco Funds Group, Inc., an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, Invesco North American Group, Ltd., Invesco, Inc., and Invesco North American Holdings, Inc. reported that they have shared power to dispose of and vote such 567,500 shares as of December 31, 1996.

(10) Number of Cardiometrics Shares Beneficially Owned includes 160,592 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(11) Number of Cardiometrics Shares Beneficially Owned includes 4,583 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(12) Number of Cardiometrics Shares Beneficially Owned includes 43,749 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(13) Number of Cardiometrics Shares Beneficially Owned includes 50,123 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(14) Number of Cardiometrics Shares Beneficially Owned includes 26,534 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(15) Number of Cardiometrics Shares Beneficially Owned includes 1,000 shares held by Mr. Newell's wife; Mr. Newell disclaims beneficial ownership of such shares. Also includes 54,686 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(16) Number of Cardiometrics Shares Beneficially Owned includes 85,937 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(17) Number of Cardiometrics Shares Beneficially Owned includes 304,730 shares owned by Bay Partners IV, L.P. and 26,499 shares owned by California BPIV, L.P. Mr. Dempsey, a Director of Cardiometrics, is a General Partner of Bay Management Company IV, L.P., the General Partner of Bay Partners IV, L.P. and of California BPIV, L.P. Because of such relationships, Mr. Dempsey may be deemed to share voting and investment powers over the shares held by Bay Partners. Mr. Dempsey disclaims beneficial ownership of the shares held by Bay Partners IV, L.P. and California BPIV, L.P., except to the extent of his pecuniary interest therein. Also includes (i) 100 shares held by Mr. Dempsey, (ii) 500 shares held by Mr. Dempsey's children and (iii) 7,187 shares issuable pursuant to stock options held by Mr. Dempsey, exercisable within 60 days of May 30, 1997.

(18) Number of Cardiometrics Shares Beneficially Owned includes 10,312 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(19) Number of Cardiometrics Shares Beneficially Owned includes 16,667 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(20) Number of Cardiometrics Shares Beneficially Owned includes 10,312 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(21) Number of Cardiometrics Shares Beneficially Owned includes 16,667 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(22) Number of Cardiometrics Shares Beneficially Owned includes 7,837 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

(23) Number of Cardiometrics Shares Beneficially Owned includes 495,186 shares issuable upon exercise of options exercisable within 60 days of May 30, 1997.

                      THE MERGER AND RELATED TRANSACTIONS

THE MERGER CONSIDERATION

     The Reorganization Agreement provides for the merger of a newly formed, wholly-owned subsidiary of EndoSonics with and into Cardiometrics, with Cardiometrics to be the surviving corporation of the Merger and thus to become a wholly-owned subsidiary of EndoSonics. The discussion in this Proxy Statement/Prospectus of the Merger and the description of the principal terms and conditions of the Reorganization Agreement are subject to and qualified in their entirety by reference to the Reorganization Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A and is incorporated herein by reference. You are urged to read the Reorganization Agreement in its entirety.

  Conversion of Shares

     Upon consummation of the Merger, each outstanding share of Cardiometrics Common Stock will be converted, without any action on the part of the holder thereof, into the right to receive the following (the "Merger Consideration"):
(i) .35 shares of EndoSonics Common Stock (the "EndoSonics Exchange Ratio");
(ii) $3.00 in cash (the "Cash Consideration"); and (iii) at least .1364 but no more than .19 shares of CVD Common Stock (adjusted as set forth in the following sentence, the "CVD Exchange Ratio"). If, based on the average closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting and using a CVD Exchange Ratio of .1364, the Merger Consideration would be less than $8.00, the CVD Exchange Ratio will be increased from .1364 such that the Merger Consideration shall equal $8.00, but in no event shall the CVD Exchange Ratio exceed .19. Accordingly, because the Reorganization Agreement does not contain a minimum value for the Merger Consideration or allow Cardiometrics to terminate the Merger if the Merger Consideration falls below a specified value, the value of the Merger Consideration may be lower than $8.00 per share at the time of closing. See "Summary of Merger Consideration."

     Shares of Cardiometrics Common Stock held by EndoSonics will be cancelled and extinguished without any conversion thereof. Cash will be paid in lieu of fractional shares. Based upon the capitalization of Cardiometrics and EndoSonics as of May 30, 1997, including the cancellation of the 300,000 shares of Cardiometrics Common Stock held by EndoSonics, the stockholders of Cardiometrics will own EndoSonics Common Stock representing approximately 14.7% of the EndoSonics Common Stock outstanding immediately after consummation of the Merger.

  Treatment of Options

     Immediately prior to the consummation of the Merger, each outstanding option under the Cardiometrics 1985 Stock Option Plan, 1995 Stock Option Plan and 1995 Stock Incentive Plan (collectively, the "Cardiometrics Option Plans") will, pursuant to its terms, vest in full and become exercisable for all of the shares of Cardiometrics Common Stock at the time subject to that option, with such accelerated vesting to be conditioned, however, upon the actual consummation of the Merger. Each share of Cardiometrics Common Stock acquired under the Cardiometrics Option Plans through the exercise of an outstanding option effected immediately prior to the Merger will be canceled and extinguished upon the consummation of the Merger and converted automatically into the right to receive the Merger Consideration payable per share of Cardiometrics Common Stock. However, if the Merger is not consummated, the option exercise price paid for any shares of Cardiometrics Common Stock purchased under the Cardiometrics Option Plans on the basis of such conditional exercise and acceleration will be refunded by Cardiometrics, and the vesting schedule for those shares will revert to the schedule in effect immediately prior to such exercise and acceleration.

     Upon the consummation of the Merger, each outstanding option under the Cardiometrics Option Plans (a "Cardiometrics Option") will be assumed in part and converted in part into the right to receive a payment from EndoSonics as follows:

          Option Assumption: Each Cardiometrics Option will be assumed in part by EndoSonics and converted into an option to purchase that number of shares of EndoSonics Common Stock equal to the product of the number of shares of Cardiometrics Common Stock subject to that option immediately prior to the consummation of the Merger multiplied by 0.35 (the "EndoSonics Exchange Ratio") and rounded down to the nearest whole number of shares of EndoSonics Common Stock, and the per share exercise price for the shares of EndoSonics Common Stock subject to the assumed option will be equal to the product of (i) the quotient determined by dividing (x) the exercise price per share of Cardiometrics Common Stock for which such option was exercisable immediately prior to the consummation of the Merger by (y) EndoSonics Exchange Ratio and (ii) the Conversion Ratio (as defined below), rounded up to the nearest whole cent. Each assumed option will be fully and immediately exercisable for all the covered shares of EndoSonics Common Stock as fully-vested shares. Except for the foregoing changes effected in connection with the partial assumption of the outstanding options under the Cardiometrics Option Plans, all the terms and conditions of those options as in effect immediately prior to the consummation of the Merger will continue in full force and effect. For purposes of converting the assumed options into options to purchase EndoSonics Common Stock at an adjusted exercise price per share, the Conversion Ratio will be that fraction, the numerator of which is the value of the portion of the Merger Consideration paid in shares of EndoSonics Common Stock and the denominator of which is the total value of the Merger Consideration. Such valuation will be determined on the basis of the average of the closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days ending with the third trading day immediately prior to the Cardiometrics Stockholders Meeting. EndoSonics will file a Registration Statement on Form S-8 with the Commission with respect to the shares of EndoSonics Common Stock issuable under the assumed Cardiometrics Options within five days of the Effective Time.

          Option Conversion: Upon the consummation of the Merger, the balance of each Cardiometrics Option will be converted into the right to receive a payment from EndoSonics. Such payment per option share will be equal to (i) the value of that portion of the Merger Consideration paid in cash and shares of CVD Common Stock per share of Cardiometrics Common Stock multiplied by the number of shares of Cardiometrics Common Stock subject to the option immediately prior to the Merger, less (ii) the difference between the aggregate exercise price in effect for that option immediately prior to the Merger and the aggregate exercise price in effect for that option immediately after the assumption by EndoSonics. Such consideration per option share will be paid proportionately in cash and in shares of CVD Common Stock, in the same ratio as the value of each of those elements of consideration bears to the total value of the portion of the Merger Consideration paid in cash and CVD Common Stock per outstanding share of Cardiometrics Common Stock.

  Treatment of Warrants

     Each outstanding warrant to purchase shares of Cardiometrics Common Stock (a "Cardiometrics Warrant"), pursuant to its terms, will be assumed by EndoSonics upon the consummation of the Merger and upon payment of the same aggregate exercise price for such warrant prior to the Merger be exerciseable for the Merger Consideration multiplied by the number of shares of Cardiometrics Common Stock subject to such warrant immediately prior to the Merger.

  Summary of Merger Consideration

     As described above, the number of shares of EndoSonics Common Stock into which each outstanding share of Cardiometrics Common Stock will be converted upon consummation of the Merger is fixed at 0.35 shares. Accordingly, based on the capitalization of Cardiometrics on May 30, 1997, including the cancellation of the 300,000 shares of Cardiometrics Common Stock held by EndoSonics, EndoSonics will issue approximately 2,339,000 shares of EndoSonics Common Stock to the former Cardiometrics stock-holders, or approximately 14.7% of EndoSonics Common Stock outstanding immediately after the Merger. The amount of cash exchanged for each share of Cardiometrics Common Stock is fixed at $3.00. The CVD Exchange Ratio and the value of the Merger Consideration are subject to fluctuation based upon the market prices of EndoSonics Common Stock and CVD Common Stock. The following tables set forth, at different market prices for EndoSonics Common Stock and CVD Common Stock, the value of the Merger Consideration, the resulting CVD Exchange Ratio, the total number of shares of CVD Common Stock to be distributed in connection with the Merger and the percentage of outstanding shares of CVD Common Stock to be held by Cardiometrics stockholders and optionholders immediately after the Merger.

     The following table sets forth, at different market prices for EndoSonics Common Stock and CVD Common Stock, the value of the Merger Consideration. This table assumes that the average per share prices for the EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting are the same as the per share prices for the EndoSonics Common Stock and CVD Common Stock on the day the Merger Consideration is being valued. Note, however, that the ten day average prices used for calculating the CVD Exchange Ratio, may be different than closing prices on the day of the Cardiometrics Meeting. The calculation of the CVD Exchange Ratio is described on the following page. For example, if the ten-day average EndoSonics Common Stock price were $10.00 per share and the ten-day average CVD Common Stock price were $8.00, the CVD Exchange Ratio will adjust up to .1875 as described on the following page. With such adjusted CVD Exchange Ratio, the value of the Merger Consideration, assuming a $10.00 per share EndoSonics Common Stock price and an $8.00 per share CVD Common Stock price, would consist of $3.50 of EndoSonics Common Stock (the $10.00 assumed EndoSonics Common Stock price multiplied by the 0.35 EndoSonics Exchange Ratio) plus $1.50 of CVD Common Stock (the $8.00 assumed CVD Common Stock price multiplied by the adjusted .1875 CVD Exchange Ratio) plus $3.00 (the Cash Consideration) which sum equals $8.00. This amount can be seen on the table below by finding the intersection of the row showing Merger Consideration values assuming an EndoSonics Common Stock price of $10.00 per share and the column showing Merger Consideration values assuming CVD Common Stock prices of $8.00 per share. The actual value of the Merger Consideration may differ from the above example. As indicated by the table, because the Reorganization Agreement does not contain a minimum value for the Merger Consideration or allow Cardiometrics to terminate the Merger if the Merger Consideration falls below a specified value, the value of the Merger Consideration may be lower than $8.00 per share at the time of closing.

                              MERGER CONSIDERATION

                    PER SHARE OF CARDIOMETRICS COMMON STOCK

             AVERAGE
                 CVD
             PRICE  4           5          6          7          8          9         10         11         12         13         14
         ------------------------------------------------------------------------------------------------------------------
  AVERAGE
ENDOSONICS
   PRICE
     6        $ 5.86      $  6.05    $  6.24    $  6.43    $  6.62    $  6.81    $  7.00    $  7.19    $  7.38    $  7.57    $  7.76
     7          6.21         6.40       6.59       6.78       6.97       7.16       7.35       7.54       7.73       7.92       8.00
     8          6.56         6.75       6.94       7.13       7.32       7.51       7.70       7.89       8.00       8.00       8.00
     9          6.91         7.10       7.29       7.48       7.67       7.86       8.00       8.00       8.00       8.00       8.06
    10          7.26         7.45       7.64       7.83       8.00       8.00       8.00       8.00       8.14       8.27       8.41
    11          7.61         7.80       7.99       8.00       8.00       8.08       8.21       8.35       8.49       8.62       8.76
    12          7.96         8.00       8.02       8.15       8.29       8.43       8.56       8.70       8.84       8.97       9.11
    13          8.10         8.23       8.37       8.50       8.64       8.78       8.91       9.05       9.19       9.32       9.46
    14          8.45         8.58       8.72       8.85       8.99       9.13       9.26       9.40       9.54       9.67       9.81
    15          8.80         8.93       9.07       9.20       9.34       9.48       9.61       9.75       9.89      10.02      10.16
    16          9.15         9.28       9.42       9.55       9.69       9.83       9.96      10.10      10.24      10.37      10.51
    17          9.50         9.63       9.77       9.90      10.04      10.18      10.31      10.45      10.59      10.72      10.86
    18          9.85         9.98      10.12      10.25      10.39      10.53      10.66      10.80      10.94      11.07      11.21
    19         10.20        10.33      10.47      10.60      10.74      10.88      11.01      11.15      11.29      11.42      11.56
    20         10.55        10.68      10.82      10.95      11.09      11.23      11.36      11.50      11.64      11.77      11.91

     The following table sets forth, at different market prices for EndoSonics Common Stock and CVD Common Stock, the resulting CVD Exchange Ratio. The CVD Exchange Ratio is at least .1364 but no more than .19 shares of CVD Common Stock. If, based on the average of closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting and using a CVD Exchange Ratio of .1364, the Merger Consideration would be less than $8.00, the CVD Exchange Ratio will be increased from .1364 such that the Merger Consideration shall equal $8.00, but in no event will the CVD Exchange Ratio exceed .19. For example, if the average per share prices for the EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Cardiometrics Meeting were $10.00 and $8.00, respectively, the unadjusted value of the Merger Consideration per share would consist of $3.50 of EndoSonics Common Stock (the $10.00 assumed average EndoSonics Common Stock price multiplied by the 0.35 EndoSonics Exchange Ratio) plus $1.09 of CVD Common Stock (the $8.00 assumed average CVD Common Stock price multiplied by the unadjusted .1364 CVD Exchange Ratio) plus $3.00 (the Cash Consideration), which sum equals $7.59. Because such amount is less than $8.00, the CVD Exchange Ratio will adjust up to .1875. With such adjusted CVD Exchange Ratio, the value of the Merger Consideration, assuming a $10.00 per share average EndoSonics Common Stock price and an $8.00 per share average CVD Common Stock price, would consist of $3.50 of EndoSonics Exchange Common Stock (the $10.00 assumed average EndoSonics Common Stock price multiplied by the 0.35 Endosonics Exchange Ratio) plus $1.50 of CVD Common Stock (the $8.00 assumed average CVD Common Stock price multiplied by the adjusted .1875 CVD Exchange Ratio) plus $3.00 (the Cash Consideration) which sum equals $8.00. This amount can be seen on the table below by finding the intersection of the row showing CVD Exchange Ratios assuming an average EndoSonics Common Stock price of $10.00 per share and the column showing CVD Exchange Ratios assuming an average CVD Common Stock prices of $8.00 per share. The actual value of the CVD Exchange Ratio may differ from the above example.

                               CVD EXCHANGE RATIO
                    PER SHARE OF CARDIOMETRICS COMMON STOCK

             AVERAGE
                 CVD
             PRICE  4           5          6          7          8          9         10         11         12         13         14
         ------------------------------------------------------------------------------------------------------------------
  AVERAGE
ENDOSONICS
   PRICE
     6        0.1900       0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1900
     7        0.1900       0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1821
     8        0.1900       0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1900     0.1833     0.1692     0.1571
     9        0.1900       0.1900     0.1900     0.1900     0.1900     0.1900     0.1850     0.1682     0.1542     0.1423     0.1364
    10        0.1900       0.1900     0.1900     0.1900     0.1875     0.1667     0.1500     0.1364     0.1364     0.1364     0.1364
    11        0.1900       0.1900     0.1900     0.1643     0.1438     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    12        0.1900       0.1600     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    13        0.1364       0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    14        0.1364       0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    15        0.1364       0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    16        0.1364       0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    17        0.1364       0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    18        0.1364       0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    19        0.1364       0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364
    20        0.1364       0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364     0.1364

     The following table sets forth, at different market prices for EndoSonics Common Stock and CVD Common Stock, the total number of shares of CVD Common Stock (in thousands) to be distributed in connection with the Merger to both Cardiometrics stockholders and holders of Cardiometrics Options.

                       TOTAL CVD SHARES TO BE DISTRIBUTED
                TO CARDIOMETRICS STOCKHOLDERS AND OPTIONHOLDERS
                                 (IN THOUSANDS)

                 CVD
             PRICE  4          5         6         7         8         9        10        11        12        13        14
    ------------------------------------------------------------------------------------------------------------------
ENDOSONICS
   PRICE
     6         1,346       1,349     1,351     1,353     1,355     1,357     1,359     1,361     1,362     1,364     1,365
     7         1,351       1,353     1,355     1,357     1,359     1,360     1,362     1,364     1,365     1,367     1,311
     8         1,355       1,357     1,358     1,360     1,362     1,363     1,365     1,366     1,319     1,218     1,131
     9         1,358       1,360     1,362     1,363     1,365     1,366     1,331     1,210     1,109     1,024       982
    10         1,361       1,363     1,365     1,366     1,349     1,199     1,079       982       982       983       984
    11         1,364       1,366     1,367     1,182     1,034       982       983       983       984       985       985
    12         1,367       1,151       982       982       983       984       984       985       985       986       987
    13           982         983       983       984       985       985       986       986       987       987       988
    14           984         984       985       986       986       987       987       988       988       989       989
    15           985         986       986       987       987       988       988       989       989       990       990
    16           987         987       988       988       989       989       990       990       991       991       991
    17           988         989       989       989       990       990       991       991       992       992       992
    18           989         990       990       991       991       991       992       992       993       993       993
    19           990         991       991       992       992       992       993       993       994       994       994
    20           992         992       992       993       993       993       994       994       994       995       995

     The following table sets forth, at different market prices for EndoSonics Common Stock and CVD Common Stock, the percentage of outstanding shares of CVD Common Stock to be held by Cardiometrics stockholders and optionholders immediately after the Merger.

                    % OF OUTSTANDING SHARES OF CVD COMMON STOCK
           TO BE HELD BY CARDIOMETRICS STOCKHOLDERS AND OPTIONHOLDERS

                   CVD
               PRICE  4         5         6         7         8         9        10        11        12        13        14
    ------------------------------------------------------------------------------------------------------------------
ENDOSONICS
   PRICE
     6           14.79%     14.81%    14.84%    14.86%    14.89%    14.91%    14.93%    14.95%    14.97%    14.98%    15.00%
     7           14.84      14.86     14.88     14.90     14.93     14.94     14.96     14.98     15.00     15.01     14.40
     8           14.88      14.90     14.92     14.94     14.96     14.98     14.99     15.01     14.49     13.38     12.42
     9           14.92      14.94     14.96     14.97     14.99     15.01     14.62     13.29     12.19     11.25     10.79
    10           14.95      14.97     14.99     15.01     14.82     13.17     11.86     10.78     10.79     10.80     10.80
    11           14.99      15.00     15.02     12.99     11.36     10.79     10.79     10.80     10.81     10.81     10.82
    12           15.02      12.65     10.78     10.79     10.80     10.81     10.81     10.82     10.83     10.83     10.84
    13           10.79      10.79     10.80     10.81     10.82     10.82     10.83     10.83     10.84     10.85     10.85
    14           10.81      10.81     10.82     10.83     10.83     10.84     10.84     10.85     10.86     10.86     10.87
    15           10.82      10.83     10.84     10.84     10.85     10.85     10.86     10.86     10.87     10.87     10.88
    16           10.84      10.84     10.85     10.86     10.86     10.87     10.87     10.88     10.88     10.89     10.89
    17           10.85      10.86     10.86     10.87     10.87     10.88     10.88     10.89     10.89     10.90     10.90
    18           10.87      10.87     10.88     10.88     10.89     10.89     10.90     10.90     10.90     10.91     10.91
    19           10.88      10.88     10.89     10.89     10.90     10.90     10.91     10.91     10.91     10.92     10.92
    20           10.89      10.90     10.90     10.90     10.91     10.91     10.92     10.92     10.92     10.93     10.93


     As an example of the consideration to be provided to stockholders of Cardiometrics in connection with the Merger, based upon the average of the closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) June 16, 1997 of $11.26875 and $8.4245, respectively, each share of Cardiometrics Common Stock would be converted into the right to receive 0.35 shares of EndoSonics Common Stock,
 .1364 shares of CVD Common Stock and $3.00 of cash, which, based on the closing prices of EndoSonics Common Stock and CVD Common Stock on June 16, 1997 of $11.00 and $9.50, respectively, was equal to a per share consideration valued at $8.15.

     The number of shares of stock to be issued and the actual value of the Merger Consideration may differ from the above example since the number of shares to be issued will not be determined until three trading days prior to the Cardiometrics Meeting and since the actual value of the Merger Consideration is dependent upon the market prices of EndoSonics Common Stock and CVD Common Stock, which are subject to fluctuation.

TREATMENT OF EMPLOYEE STOCK PURCHASE PLAN

     Outstanding purchase rights under the Cardiometrics Employee Stock Purchase Plan (the "ESPP") will be exercised upon the earlier of (i) the next scheduled purchase date under the ESPP (October 31, 1997) or (ii) immediately prior to the consummation of the Merger, and each participant in the ESPP will accordingly be issued shares of Cardiometrics Common Stock at that time, and each share of Cardiometrics Common Stock so issued will be canceled and extinguished upon the consummation of the Merger and converted automatically into the right to receive the Merger Consideration payable per share of Cardiometrics Common Stock. The ESPP will terminate with such exercise date, and no purchase rights will subsequently be granted or exercised under the ESPP; provided that if the Merger is not consummated then the ESPP will not be terminated and purchase rights will be granted.

EXCHANGE OF CERTIFICATES

     Within five business days after the Effective Time, a letter of transmittal with instructions will be mailed to each Cardiometrics stockholder for use in exchanging Cardiometrics Common Stock certificates for the Merger Consideration. Upon surrender of a Cardiometrics Common Stock certificate for cancellation to the exchange agent in connection with the Merger, Chase Mellon Shareholder Services, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate will be entitled to receive in exchange therefor a certificate representing the number of whole shares of EndoSonics Common Stock equal to 0.35 multiplied by the number of shares subject to the Cardiometrics Common Stock certificate being exchanged, a certificate representing the number of whole shares of CVD Common Stock equal to the CVD Exchange Ratio (initially set at 0.1364, but subject to adjustment as set forth above in "-- The Merger Consideration -- Conversion of Shares") multiplied by the number of shares subject to the Cardiometrics Common Stock certificate being exchanged and cash in the amount of the number of shares subject to the Cardiometrics Common Stock certificate being exchanged multiplied by $3.00. No fraction of a share of EndoSonics Common Stock or CVD Common Stock will be issued, but in lieu thereof each holder of shares of Cardiometrics Common Stock who would otherwise be entitled to a fraction of a share of EndoSonics Common Stock or CVD Common Stock (after aggregating all fractional shares of EndoSonics Common Stock or CVD Common Stock to be received by such holder) will receive from EndoSonics an amount of cash, rounded up to the nearest whole cent, equal to the product of
(i) such fraction, multiplied by (ii) the average closing price of a share of EndoSonics Common Stock or CVD Common Stock, as applicable, for the ten most recent days that EndoSonics Common Stock or CVD Common Stock, as applicable, has traded ending on the trading day immediately prior to the Effective Time, as reported on the Nasdaq National Market.

     Immediately after the Effective Time, each outstanding Cardiometrics Common Stock certificate will be deemed for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of EndoSonics Common Stock and CVD Common Stock into which such shares of Cardiometrics Common Stock shall have been so converted as a result of the Merger and the right to receive an amount in cash in lieu of the issuance of any fractional shares. No dividends or other distributions with respect to EndoSonics Common Stock or CVD Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Cardiometrics Common Stock certificate with respect to the shares of EndoSonics Common Stock or CVD Common Stock represented thereby until the holder of record of such certificate surrenders such certificate. Subject to applicable law, following surrender of any such certificate, there will be paid to the record holder of the certificates representing whole shares of EndoSonics Common Stock or CVD Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such shares of EndoSonics Common Stock or CVD Common Stock.

     If any certificate for shares of EndoSonics Common Stock or CVD Common Stock is to be issued in a name other than that in which the Cardiometrics Common Stock certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Cardiometrics Common Stock certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange have paid to EndoSonics or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of EndoSonics Common Stock or CVD Common Stock in any name other than that of the registered holder of the Cardiometrics Common Stock certificate surrendered, or established to the satisfaction of EndoSonics or any agent designated by it that such tax has been paid or is not payable.

         HOLDERS OF CARDIOMETRICS COMMON STOCK CERTIFICATES SHOULD NOT
        SUBMIT THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED
         THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

NOTIFICATION REGARDING OPTIONS AND WARRANTS

     Within 10 business days following the Effective Time, EndoSonics will issue to each person who, immediately prior thereto was a holder of an outstanding Cardiometrics Option or Cardiometrics Warrant a document evidencing the assumption of such option or warrant by EndoSonics. Such assumption will be automatic and no action will be required on the part of the option holder or warrant holder to convert such holder's Cardiometrics Option or Cardiometrics Warrant into an option or warrant to purchase shares of EndoSonics Common Stock.

BACKGROUND OF THE MERGER

     In the spring of 1994 EndoSonics approached Cardiometrics to discuss a possible business combination between Cardiometrics and EndoSonics. In response to EndoSonics' inquiry, Cardiometrics' Board of Directors (the "Cardiometrics Board") retained Goldman, Sachs & Co., an investment banking firm ("Goldman"), to review and pursue opportunities for the sale of Cardiometrics, including an evaluation of the EndoSonics inquiry. Beginning in June 1994, Cardiometrics and Goldman prepared a confidential offering memorandum and contacted more than fifty potential buyers, including companies in the fields of cardiology, interventional cardiology, medical devices and catheterization laboratory capital equipment. After Cardiometrics' engagement of Goldman, EndoSonics ceased serious discussions with Cardiometrics regarding a potential business combination stating, among other reasons, that it had no intention of participating in an auction or competitive bidding process. In September 1994, in response to the ongoing effort to sell Cardiometrics, Goodman Co. Ltd. ("Goodman"), Cardiometrics' Japanese distributor, negotiated an extension of the term of its distribution rights until 1999 and committed to make a $5 million equity investment in Cardiometrics. Following the failure to generate any meaningful offers to purchase Cardiometrics and Goodman's funding of the first installment of its commitment to purchase equity, Cardiometrics terminated the Goldman engagement in October 1994 and ceased actively marketing the company for sale.

     In November 1995, Cardiometrics consummated its initial public offering, selling 2,200,000 shares of its common stock at $9.00 per share with Dillon Read as lead manager and Needham & Company, Inc. ("Needham") as co-manager. During the process leading up to Cardiometrics' initial public offering, no potential buyers approached Cardiometrics regarding a possible purchase of Cardiometrics prior to its initial public offering. Since Cardiometrics' initial public offering, Cardiometrics had informal discussions with various companies to consider potential opportunities for cooperation in the development, marketing, sales and distribution of Cardiometrics' products or the potential acquisition of Cardiometrics.

     In early July 1996, Mr. Jeffrey Barnes of Needham called Mr. Reinhard Warnking, President and Chief Executive Officer of EndoSonics, to discuss the merits of a possible business combination between EndoSonics and Cardiometrics.

     On July 29, 1996, Mr. Bernard Lirola of Needham called Dr. Menahem Nassi, President and Chief Executive Officer of Cardiometrics, inquiring whether Cardiometrics would be interested in discussing a strategic relationship with EndoSonics, including a possible merger between EndoSonics and Cardiometrics. During early August 1996 there were several additional telephone conversations between Mr. Lirola and Dr. Nassi and Robert Y. Newell, IV, Chief Financial Officer and Vice President, Finance and Administration, of Cardiometrics, regarding a possible business combination.

     On August 5, 1996, the EndoSonics Board of Directors (the "EndoSonics Board") held a regular meeting, at which, among other matters, the EndoSonics Board discussed the merits of a possible business combination between EndoSonics and Cardiometrics.

     On August 20, 1996, Dr. Nassi and Mr. Warnking met in Oakland, California to discuss the business position of each company, the complementary nature of anatomical and physiologic measurements in the cardiac catheterization laboratory and the potential benefits of a business combination between the companies, including the potential market for devices combining anatomical and physiologic measurements. These discussions did not include any discussion of financial terms.

     On September 24, 1996, the Cardiometrics Board held a regular meeting at which, among other matters, Dr. Nassi advised the Board concerning the discussions with EndoSonics and its financial advisor.

     On October 1, 1996, Dr. Nassi, Mr. Newell, Mr. Warnking and Donald Huffman, Chief Financial Officer of EndoSonics, met in Rancho Cordova, California to discuss the issues and opportunities facing both companies and the benefits and obstacles of a business combination of the two companies. These discussions included a review of manufacturing, staffing and distribution capabilities of the two companies, but did not include any discussion of financial terms.

     On October 7, 1996, Dr. Nassi, Mr. Newell and Michael Sorna, Vice President of International Sales and Operations of Cardiometrics, met, in Huntington Beach, California, with Mr. Masahiko Kaneko of Kaneko Enterprises, the U.S. representative for Goodman. Mr. Kaneko was informed of the possibility of an acquisition of Cardiometrics by a third-party with products that are competitive with products distributed by Goodman in Japan and with different distribution relationships in Japan. Following this meeting, Mr. Kaneko helped arrange for management of Cardiometrics to meet with Goodman executives.

     On October 10, 1996, the Cardiometrics Board held a special telephonic meeting to discuss the status of the discussions with EndoSonics and the possibility of other business combinations.

     In a series of meetings on October 12, 1996 through October 14, 1996, Dr. Nassi, Mr. Newell and Mr. Sorna met in Nagoya, Japan with Mr. Akira Yamamoto, President of Goodman, Mr. Tsurumoto, Director, Marketing and Sales of Goodman and Mr. Kimura, Director, General Administration of Goodman to discuss a possible business combination between Cardiometrics and Goodman. At the conclusion of the meetings, Goodman, which was preparing for a December 1996 initial public offering in Japan, indicated that it could not presently proceed with any type of transaction with Cardiometrics, and the earliest it could possibly consider any possible transaction was after its initial public offering was completed.

     From October 17, 1996 through October 20, 1996, Dr. Nassi and Mr. Warnking attended the Phoenix 1996 CEO Forum for Medical Device Companies. During the course of this conference, Dr. Nassi and Mr. Warnking had several informal discussions regarding the potential for a business combination of EndoSonics and Cardiometrics. These discussions included an overview of products, distribution channels and new product opportunities, but did not include any discussion of financial terms.

     In advance of the scheduled October 22, 1996 meeting of the parties, EndoSonics proposed that each party sign a confidentiality agreement. However, among other terms of the proposed confidentiality agreement, Cardiometrics objected to a provision requiring Cardiometrics to cease all discussions regarding a possible sale of Cardiometrics to anyone other than EndoSonics and to not enter into such discussions. Since the confidentiality agreements were not signed, the parties continued their discussions based on publicly available information.

     On October 22, 1996. Mr. Warnking, Michael Henson, then the Chairman of the Board of Directors of EndoSonics and currently a member of the EndoSonics Board, and Mr. Huffman met with Dr. Nassi and Mr. Newell to discuss the possibility of a business combination. At this meeting the strategy and operating objectives of each company was discussed. The parties also discussed the 1994 effort by EndoSonics to acquire Cardiometrics, and in particular both parties' dissatisfaction with that process. In this regard, Dr. Nassi described the substantial disruption to Cardiometrics' relationships with employees, customers, distributors and researchers which followed EndoSonics' 1994 inquiry regarding the acquisition of Cardiometrics, including difficulty recruiting, retaining and motivating employees and researchers, concerns of current and potential customers regarding the support for Cardiometrics' products, and diminished efforts by distributors fearing they would lose distribution rights following an acquisition, and Dr. Nassi insisted that EndoSonics make a meaningful and substantial financial offer if EndoSonics desired to currently pursue a merger.

     On November 5, 1996, the EndoSonics Board held a regular meeting, at which, among other matters, the EndoSonics Board again discussed the merits of a possible business combination between EndoSonics and Cardiometrics. At this meeting, representatives of Needham gave a presentation regarding the cardiology industry in general and the benefits and risks of a possible merger with Cardiometrics, as well as possible financial terms for an acquisition, including alternative mixes of cash and securities to constitute the merger consideration. At the conclusion of this meeting, the EndoSonics Board authorized EndoSonics' senior management to continue negotiating with Cardiometrics.

     On November 21, 1996, the Cardiometrics Board held a regular meeting, at which, among other matters, the Cardiometrics Board discussed Cardiometrics' current business, its prospects, and its alternatives for various strategic relationships involving third parties, including the status of discussions with EndoSonics and Goodman regarding a possible acquisition of Cardiometrics and the fact that Cardiometrics had been unable, after several months of effort, to obtain a U.S. distribution partner despite inquiries to or discussions with the following major interventional cardiology companies: Advanced Cardiovascular Systems, Inc., a subsidiary of Guidant Corporation ("ACS/Guidant"), Medtronic, Inc. ("Medtronic"), Boston Scientific Corporation and Cordis/Johnson & Johnson. ACS/Guidant was then conducting due diligence on Cardiometrics and its products but had not yet begun negotiating any terms for a distribution arrangement. Medtronic had completed a due diligence review and declined to discuss distribution arrangements. Inquiries to Boston Scientific Corporation and Cordis/Johnson & Johnson regarding their interest in pursuing a distribution arrangement with Cardiometrics had been declined or not responded to. (Following the public announcement of the Reorganization Agreement, Cardiometrics, EndoSonics and Cordis/Johnson & Johnson reached an agreement for Cordis/Johnson & Johnson to co-distribute Cardiometrics' products in the United States. See "Cardiometrics Business -- Sales and Marketing.") The Cardiometrics Board also discussed the possibility of implementing a shareholder rights plan and amending its bylaws to protect Cardiometrics' stockholders from any coercive or abusive takeovers. This discussion included a review by Cardiometrics' legal counsel of directors' duties and responsibilities in considering the adoption of a shareholder rights plan and in considering proposals for business combinations.

     On November 26, 1996, the EndoSonics Board held a special telephonic meeting to discuss the status of discussions with Cardiometrics, including discussions regarding mix of consideration and integration issues.

     On December 3, 1996, the Cardiometrics Board held a special telephonic meeting at which, among other matters, the Cardiometrics Board further considered whether to adopt a shareholder rights plan and amend its bylaws. Following discussion, the Cardiometrics Board adopted a shareholder rights plan and amended its bylaws.

     On December 7, 1996, Mr. Warnking and Mr. Roger Salquist, the recently elected Chairman of the Board of Directors of EndoSonics, met with Dr. Nassi and Mr. Newell in Burlingame, California to discuss possible financial terms for a business combination. The meeting concluded without any agreement on financial or other terms of a merger.

     On December 9, 1996, the Cardiometrics Board held a special telephonic meeting at which, among other matters, Dr. Nassi and Mr. Newell briefed the Cardiometrics Board on the December 7, 1996 meeting with EndoSonics. Dr. Nassi also reported that Medtronic had not responded to further inquiries regarding a U.S. distribution arrangement and that ACS/Guidant had yet to propose any terms for such an arrangement. The Cardiometrics Board, among other matters, discussed the substantial disruption to its relationships with employees, customers, distributors and researchers following Goldman's 1994 failed auction of Cardiometrics, the risks to Cardiometrics' efforts to secure a U.S. distribution partner which would be created by again attempting a public or active auction of Cardiometrics, and EndoSonics' insistence that it would again cease negotiations with Cardiometrics if the company decided to actively auction itself. The Cardiometrics Board also discussed the benefits of retaining an investment banking firm to assist the Cardiometrics Board in evaluating the potential financial terms discussed by EndoSonics and to otherwise act as the Cardiometrics Board's financial advisor. After further discussion, the Board authorized the engagement of Dillon Read as Cardiometrics' financial advisor.

     On December 18, 1996, Cardiometrics Board held a special telephonic meeting to discuss the status of discussion with EndoSonics. At this meeting, after reports from Cardiometrics' senior management and a review by Cardiometrics' legal counsel of directors' duties and responsibilities in considering proposals for business combinations, the Cardiometrics Board heard a presentation from representatives of Dillon Read. This presentation covered the cardiology industry in general and interventional cardiology markets in particular and analyzed recent merger and acquisition activity in the medical device industry. Dillon Read also presented a general overview of Cardiometrics, EndoSonics and CVD, outlined various methods of determining the intrinsic value of Cardiometrics, and analyzed EndoSonics' initial proposal of financial terms for a transaction. The Cardiometrics directors then had a lengthy and detailed discussion of these issues, focusing on the various strategic options and alternatives available to Cardiometrics, including the benefits and detriments of remaining independent and the risks and benefits of shopping the company or conducting an auction. At the conclusion of the meeting, the Cardiometrics Board directed Cardiometrics' senior management and Dillon Read to continue negotiating with EndoSonics.

     On December 19, 1996, a meeting was held in Rancho Cordova, California between Messrs. Salquist, Warnking, and Huffman of EndoSonics, Dr. Nassi and Mr. Newell of Cardiometrics and representatives of Needham and Dillon Read. The underlying basis and principles for the proposed merger, including the strategic rationales for combining the two companies, were reviewed and alternative financial terms for structuring the transaction were discussed, including alternative mixes of cash and securities to constitute the merger consideration, as well as the size and timing of payment of the break-up fee. The parties could not agree on basic financial terms and completed the meeting with no plans to pursue an agreement.

     Between December 20, 1996 and December 24, 1996, there were numerous telephone conferences between the companies and their respective financial advisors regarding potential financial terms of a transaction, including alternative mixes of cash and securities to constitute the merger consideration, as well as the size and timing of payment of the break-up fee.

     On December 27, 1996, the EndoSonics Board held a special telephonic meeting to discuss the status of discussions with Cardiometrics. EndoSonics' management, together with its financial advisors, updated the EndoSonics Board regarding possible financial terms for the transaction and potential synergies between the two companies.

     Also on December 27, 1996, Cardiometrics Board held a special telephonic meeting to discuss the status of the discussions with EndoSonics. The Cardiometrics Board authorized Cardiometrics' management to continue negotiating with EndoSonics, including negotiation of a definitive agreement, and to pursue due diligence reviews of EndoSonics and CVD.

     On January 2, 1997, the EndoSonics Board held a special telephonic meeting to discuss the status of discussions with Cardiometrics. The EndoSonics Board authorized EndoSonics' management to continue negotiating with Cardiometrics, including negotiation of a definitive agreement and due diligence review of Cardiometrics.

     On January 3, 1997, EndoSonics and Cardiometrics executed a Mutual Confidentiality Agreement. An initial draft of the Reorganization Agreement was distributed to both companies and their legal and financial advisors on January 6, 1997.

     On January 8, 1997, January 9, 1997 and January 10, 1997, representatives of the management of EndoSonics and Cardiometrics and their respective financial and legal advisors met to conduct due diligence reviews of each other and of CVD and to negotiate terms of the Reorganization Agreement.

The parties ceased negotiations on January 10, 1997 as a result of their failure to agree on the numerous material terms in the draft of the Reorganization Agreement, including price, the mix of securities and cash constituting the merger consideration, size and timing of payment of the break-up fee and terms of the Stock Option Agreement, including the number of shares subject to the option and the extent of EndoSonics' economic interest in the underlying shares, if any.

     On January 13, 1997, the Cardiometrics Board held a special telephonic meeting to discuss the status of discussions with EndoSonics and Goodman.

     In response to a January 14, 1997 letter from Mr. Yamamoto to Dr. Nassi expressing Goodman's desire to negotiate an acquisition of Cardiometrics, on January 16, 1997 through January 18, 1997, Dr. Nassi, Mr. Newell and representatives of Dillon Read met in Osaka, Japan with management of Goodman and representatives of Nikko Securities, Goodman's financial advisor. On January 18, 1997, the management of Cardiometrics and Goodman reached agreement on a one-page, non-binding term sheet for a proposed acquisition of Cardiometrics by Goodman.

     On January 20, 1997, Dr. Nassi informed Mr. Warnking of the possibility of another acquiror of Cardiometrics. After this discussion, EndoSonics, directly and through its financial advisors, insisted that Cardiometrics immediately either negotiate a definitive agreement with EndoSonics or else EndoSonics would not resume negotiations. To induce Cardiometrics to join EndoSonics in immediately negotiating a definitive agreement, EndoSonics agreed to delete from the draft Reorganization Agreement any reduction in stock exchange ratios in the event the total value of the Merger Consideration increased after the execution of the Reorganization Agreement. In return, EndoSonics agreed to continue negotiating only if Cardiometrics agreed to pay EndoSonics an expense reimbursement of $1 million in the event Cardiometrics signed a definitive acquisition agreement with the other party which had expressed interest in acquiring Cardiometrics.

     Later on January 20, 1997, Dr. Nassi received a facsimile letter from Mr. Yamamoto indicating that the terms of the January 18, 1997 term sheet were not approved by Goodman's Board of Directors and would need to be renegotiated through a representative of Goodman in the United States. On January 23, 1997, without having received any specific proposals to renegotiate the term sheet, Dr. Nassi received another facsimile letter from Mr. Yamamoto indicating that, due to factors unrelated to Cardiometrics, Goodman was no longer interested or able to pursue an acquisition of Cardiometrics.

     On January 22, 1997, management representatives of EndoSonics and Cardiometrics together with their respective financial and legal advisors met in San Francisco, California to negotiate the key financial terms of a definitive agreement. Negotiation of the Reorganization Agreement continued on January 23, 1997 and January 24, 1997 via telephone conference calls and at the Palo Alto, California offices of EndoSonics' legal counsel.

     On January 25, 1997, the EndoSonics Board held a special telephonic meeting, at which, following presentations by its financial and legal advisors, the EndoSonics Board, with one director abstaining, among other things (i) determined that it would be in the best interests of the EndoSonics stockholders to consummate the Merger, (ii) approved the form and terms of the Reorganization Agreement, and (iii) authorized EndoSonics' officers to undertake all acts necessary or desirable to effectuate the Merger.

     On the morning of January 25, 1997, the Cardiometrics Board held a special telephonic meeting to consider the proposed transaction with EndoSonics. Cardiometrics' management and its legal and financial advisors discussed with the Cardiometrics Board the course of negotiations and the changes to the terms of the Merger since the last Cardiometrics Board meeting and reviewed the detailed terms of the Reorganization Agreement. Dr. Nassi also reported on the status of recent negotiations with ACS/Guidant regarding a non-binding term sheet for U.S. distribution of Cardiometrics' products. After extensive discussion, including discussion of the potential risks and benefits of the proposed Merger, the Cardiometrics Board adjourned and agreed to meet again on January 26, 1997.

     On January 26, 1997, the Cardiometrics Board held a special telephonic meeting to discuss the proposed merger. A representative from Dillon Read delivered its oral opinion (which was subsequently confirmed in writing) that, as of such date, the consideration to be received by the holders of Cardiometrics Common Stock pursuant to the terms of the Agreement and Plan of Reorganization, as it existed prior to its amendment (including the Amendment referred to below), was fair to such holders from a financial point of view. See "-- Fairness Opinion of Dillon Read." Cardiometrics' financial advisor and legal counsel reviewed the final draft of the Reorganization Agreement and the resolution of previously outstanding issues relating thereto and explained a new request by EndoSonics that Cardiometrics covenant to reduce the number of Cardiometrics' stock options assumed in the Merger to reduce the number of EndoSonics shares issuable in the Merger, with the effect that EndoSonics would not be required to obtain its stockholders' approval in order to consummate the Merger. After consideration and discussion of the presentations of its financial and legal advisors, and on the express condition that Cardiometrics not covenant to reduce the number of options assumed in the Merger, the Cardiometrics Board unanimously
(i) determined that the terms of the Merger were fair to, and in the best interests of, the holders of the Cardiometrics Common Stock from a financial point of view, (ii) approved the terms of the Reorganization Agreement, (iii) authorized Cardiometrics' officers to undertake all acts necessary or desirable to effectuate the Merger, (iv) ratified and approved all actions taken previously by any officer or director of Cardiometrics in connection with the Merger and (v) recommended approval of the Reorganization Agreement by the holders of the Cardiometrics Common Stock.

     Immediately following the Cardiometrics Board meeting, Dr. Nassi informed Mr. Warnking of the Cardiometrics Board's approval of the Merger provided that Cardiometrics not covenant to reduce the number of EndoSonics shares issued or issuable upon consummation of the Merger. A number of telephone conferences among Mr. Warnking and Dr. Nassi and the respective financial and legal advisors of EndoSonics and Cardiometrics ensued concerning this issue. During these conferences, Mr. Warnking further stated that EndoSonics' offer to enter into the Reorganization Agreement would only remain open through January 26, 1997.

     Later on January 26, 1997, the Cardiometrics Board held another special telephonic meeting to consider the Reorganization Agreement with the additional covenants regarding encouraging stock option exercises. After further consideration and discussion, the Cardiometrics Board, with one Director abstaining, (i) determined that the terms of the Merger were fair to, and in the best interests of, the holders of the Cardiometrics Common Stock from a financial point of view, (ii) approved the terms of the Reorganization Agreement (including mutual covenants of EndoSonics and Cardiometrics regarding encouraging stock option exercises prior to the Effective Time of the Merger),
(iii) authorized Cardiometrics' officers to undertake all acts necessary or desirable to effectuate the Merger, (iv) ratified and approved all actions taken previously by any officer or director of Cardiometrics in connection with the Merger and (v) recommended approval of the Reorganization Agreement by the holders of the Cardiometrics common stock.

     Following this Cardiometrics Board meeting, the Reorganization Agreement was signed.

     On May 15, 1997, a meeting was held in San Francisco, California between representatives of EndoSonics and Cardiometrics. Messrs. Salquist, Warnking, Huffman and Edward M. Leonard, an EndoSonics director and a member of Brobeck, Phleger & Harrison LLP, EndoSonics' counsel, represented EndoSonics and Dr. Nassi, Mr. Newell, H. Raymond Wallace, Chairman of the Board of Cardiometrics and a representative of Cardiometrics' counsel represented Cardiometrics. The parties discussed the advisability of amending the Reorganization Agreement to simplify the transaction, to eliminate the provision enabling Cardiometrics to terminate the Reorganization Agreement if the total merger consideration was below $8.00 per share (the "Termination Right") and to alter the consideration to be paid by EndoSonics. EndoSonics proposed that the mix of the merger consideration be changed to include more cash and fewer shares of CVD Common Stock, but that the total value of the merger consideration not change. No agreement was reached.

     On May 16, 1997, the Cardiometrics Board held a special telephonic meeting to consider EndoSonics' proposal for amending the Reorganization Agreement. After considering the matter, the Cardiometrics Board authorized its management to meet with representatives of EndoSonics to propose an amendment to the Reorganization Agreement to (i) increase the total value of the merger consideration based on the then prevailing prices of EndoSonics and CVD Common Stock, (ii) modify the merger consideration by increasing the cash component and decreasing the component attributable to CVD Common Stock and (iii) eliminate the Termination Right.

     On May 16, 1997, Messrs. Salquist, Warnking, Huffman, Newell and Dr. Nassi met again in San Francisco, California. Cardiometrics proposed that if EndoSonics would increase the cash portion of the consideration, increase the total value of the merger consideration (as currently valued) and modify the merger consideration by increasing the cash component and decreasing the component attributable to CVD Common Stock, Cardiometrics would agree to eliminate the Termination Right.

     Various telephone calls were held among EndoSonics Board members and Mr. Warnking on May 17 and 18, and on May 19, 1997, the EndoSonics Board held a special telephonic meeting at which, following presentations by its financial and legal advisors, the EndoSonics Board unanimously, among other things, (i) determined that it would be in the best interests of the EndoSonics stockholders to approve an amendment to the Reorganization Agreement, (ii) approved the form and terms of Amendment No. 2 to the Reorganization Agreement (the "Amendment"), and (iii) authorized EndoSonics' officers to undertake all acts necessary or desirable to effectuate the Merger. The Amendment modified the original merger consideration and eliminated the Termination Right.

     Various telephone calls were held among members of the Cardiometrics Board and Cardiometrics' financial and legal advisors between May 16, 1997 and May 20, 1997 to discuss an amendment to the Reorganization Agreement. In the afternoon on May 20, 1997, the Cardiometrics Board held a special telephonic meeting to consider amending the Reorganization Agreement which was attended by the Cardiometrics Board, Mr. Newell and Cardiometrics' financial and legal advisors. After presentations by Cardiometrics' management and its legal advisors, but not its financial advisor, the Cardiometrics Board unanimously (i) determined that the Merger Consideration provided for by the Amendment was more favorable to Cardiometrics Stockholders than the original merger consideration, (ii) determined that it was fair to and in the best interests of holders of Cardiometrics Common Stock from a financial point of view to modify the terms of the Reorganization Agreement as set forth in the Amendment and (iii) authorized Cardiometrics officers to undertake all acts necessary or desirable to effectuate the Merger, including entering into the Amendment. See "Reasons for the Merger -- Cardiometrics' Reasons for the Merger; Recommendation of Cardiometrics' Board of Directors -- Terms of the Reorganization
Agreement -- Merger Consideration" for factors considered by the Cardiometrics Board in determining that the Merger Consolidation was more favorable to Cardiometrics stockholders than the original merger consideration. The Cardiometrics Board did not request or obtain an updated fairness opinion from Dillon Read that the Merger Consideration was fair to Cardiometrics stockholders from a financial point of view. Among the factors considered by the Cardiometrics Board in not requesting an updated fairness opinion were (i) that the value of the Merger Consideration was higher than the original consideration on January 24, 1997, the last trading day before the Board approved the Agreement and Plan of Reorganization, on May 20, 1997, the day the Board approved the Amendment and on average between such dates, (ii) that cash represented a larger portion and CVD Common Stock a smaller portion of the Merger Consideration than the original merger consideration, which the Board felt tended to make the Merger Consideration less complicated to understand and which reduced fluctuations in the value of the Merger Consideration compared to the original merger consideration, particularly, as a result of declines in the value of EndoSonics and CVD Common Stock, and (iii) that an updated fairness opinion would increase the time and cost of completing the Merger.

     In eliminating the Termination Right, the Cardiometrics Board determined that it would be impractical to resolicit approval of Cardiometrics stockholders to waive the Termination Right if the value of the Merger Consideration was less than $8.00 per share at the time of the Closing. Accordingly, the Board determined to eliminate the Termination Right and seek the approval of Cardiometrics stockholders at the present time to approve the Merger even if the value of the Merger Consideration is less than $8.00 at the time of the Closing.

     Following this Cardiometrics Board meeting, Amendment No. 2 to the Reorganization Agreement was signed.

REASONS FOR THE MERGER

  EndoSonics' Reasons for the Merger.

     The EndoSonics Board has identified several potential benefits of the Merger that it believes will contribute to its success. EndoSonics has been seeking to leverage its medical device development, manufacturing and distribution expertise to expand, through acquisition or strategic alliances, into complementary markets such as other diagnostic, therapeutic or imaging markets. EndoSonics believes that the business of Cardiometrics meets this criteria for complementary expansion. Among other things, the EndoSonics Board and management considered the following factors: (i) Cardiometrics products are based on complementary ultrasound technology, and together with EndoSonics products, will provide the capability to offer interventional cardiologists both anatomical (imaging) and physiological (functional) tools for assessment and treatment of coronary artery disease; (ii) the combined organization is expected to have increased presence in the cardiac catheterization laboratory by offering both integrated intracoronary ultrasound imaging and Doppler flow technology;
(iii) both companies manufacture highly miniaturized products in a similar clean room environment allowing for consolidation of certain manufacturing activities and resulting cost reductions; (iv) Cardiometrics products address, pre- and post-interventional cardiology, a market that EndoSonics believes offers attractive future growth potential; (v) Cardiometrics has established effective international sales channels to address its market which EndoSonics believes will be complementary to EndoSonics' existing international sales channels, in particular the combined organization hopes to leverage both companies' existing relationships with Cordis as a U.S. and European distributor; (vi) EndoSonics believes that its domestic sales and marketing structure could be used to accelerate the expansion of the sale of Cardiometrics' products in domestic markets and (vii) EndoSonics believes that its greater resources, including research and development personnel and working capital, should be able to further assist Cardiometrics in maintaining and enhancing its market position.

     In approving the Reorganization Agreement, as part of the due diligence process, the EndoSonics Board considered the information about Cardiometrics available to it from Cardiometrics management and interviews with Cardiometrics customers, an assessment of Cardiometrics' technology, resources, distribution network, and financial condition, and information contained in Cardiometrics' filings with the Commission. In doing so, the EndoSonics Board not only considered the benefits that could arise from the Merger, but also considered certain adverse effects relating to the Merger, including the dilution to EndoSonics Stockholders resulting from the issuance of the shares of EndoSonics Common Stock pursuant to the Merger, certain nonrecurring costs that would result from the Merger, and the risks inherent in any merger, including the risk that the businesses of EndoSonics and Cardiometrics will not be able to be successfully integrated, and other risks and uncertainties relating to the business of EndoSonics and Cardiometrics, including without limitation those described herein under "Risk Factors".

     In view of the wide variety of factors considered by the EndoSonics Board, the EndoSonics Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in approving the Merger. However, after taking into account all of the factors set forth above, the EndoSonics Board determined that the Merger was in the best interests of EndoSonics and its stockholders and that EndoSonics should proceed with the Merger.

  Cardiometrics' Reasons for the Merger; Recommendation of Cardiometrics' Board of Directors

     The Cardiometrics Board has determined that the terms of the Reorganization Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Cardiometrics and its stockholders. Accordingly, the Cardiometrics Board has approved the Reorganization Agreement and recommends that the stockholders of Cardiometrics vote FOR approval and adoption of the Reorganization Agreement and the consummation of the Merger. In reaching its determination, the Cardiometrics Board consulted with Cardiometrics' management, as well as its legal counsel and financial advisor, and considered a number of factors, including the potential benefits arising from the Merger, the terms of the Reorganization Agreement, the results of its due diligence analyses and potentially negative factors arising from the Reorganization Agreement and Merger.

     Potential Benefits. The Cardiometrics Board believes the Merger may be beneficial in several respects:

          Industry Consolidation. The Cardiometrics Board believes that the consolidation taking place among suppliers of medical devices and equipment suggests that large companies will be better able to compete in these industries and that it is an attractive time for smaller companies to consider strategic alternatives. For example, the Cardiometrics Board believes it would be beneficial for Cardiometrics to be part of a larger organization with greater market strength and market recognition and offer its products as part of a broader range of products and devices for assessing and treating coronary artery and other vascular disease.

          Complementary Technologies. The Cardiometrics Board believes the respective technology platforms of Cardiometrics and EndoSonics are complementary in nature, as demonstrated by other medical applications combining anatomical and functional testing, such as echocardiography (the use of ultrasound energy to image the heart and assess its blood flow dynamics) and vascular stroke screening, and that the resulting opportunities to offer integrated cardiac catherization laboratory products combining anatomical imaging and functional flow and pressure measurements would be attractive.

          Incremental Sales Opportunities. The Merger provides the opportunity to achieve potential revenue synergies, including the ability to market Cardiometrics' products through EndoSonics' worldwide sales and marketing partnership with Cordis/Johnson & Johnson and to sell Cardiometrics products together with EndoSonics products on a bundled basis.

          Potential Expense Efficiencies. The Merger provides the opportunity for the combined entity to achieve potential cost synergies, through consolidation and integration of certain manufacturing, distribution, sales and administrative operations and functions.

          Product Diversification. The Cardiometrics Board believes the Merger affords Cardiometrics' stockholders an opportunity to reduce their exposure to the risks inherent in Cardiometrics' reliance on a limited number of products. In addition, the Merger affords Cardiometrics the opportunity to utilize the resources of the Combined Company to develop additional products for customers and to develop those products more rapidly.

          Increased Trading Liquidity. The Cardiometrics Board believes that the larger market capitalizations of EndoSonics and CVD compared to Cardiometrics and the corresponding increase in trading liquidity of the EndoSonics Common Stock compared to the Cardiometrics Common Stock should benefit the former Cardiometrics stockholders.

     Terms of the Reorganization Agreement. In the course of its deliberations regarding the Merger, the Cardiometrics Board reviewed and considered the terms and conditions of the Reorganization Agreement, including the following.

          Merger Consideration. The Cardiometrics Board reviewed and considered each component of the Merger Consideration and the provisions for adjustments to the Merger Consideration. Because the Merger Consideration consists of the fixed EndoSonics Exchange Ratio and a fixed range of CVD Exchange Ratios, the Board reviewed and considered that the value of the Merger Consideration could have a range of values at the Effective Time based on the values of the EndoSonics Common Stock and CVD Common Stock at such time. The Cardiometrics Board determined that the Merger Consideration is fair to Cardiometrics' stockholders, even though the value of the Merger Consideration at the Effective Time could fluctuate above and below the value of the Merger Consideration on the date it approved the Reorganization Agreement, because it determined, among other reasons, that
     (i) there are a range of values at which the Merger Consideration is fair to Cardiometrics' stockholders and (ii) many of the factors that would tend to cause the value of the Merger Consideration to fluctuate (by causing the value of the Endosonics Common Stock and CVD Common Stock to fluctuate) would also cause the value of the Cardiometrics Common Stock to fluctuate. In determining that the Merger Consideration, consisting of the EndoSonics Exchange Ratio, the CVD Exchange Ratio and the Cash Consideration, was fair to Cardiometrics stockholders, the Cardiometrics Board relied, among other things, on (i) the opinion of Dillon Read rendered on January 26, 1997 that, as of such date, the merger consideration to have been received by holders of Cardiometrics Common Stock pursuant to the Merger before the Amendment, which original merger consideration was modified in certain respects by the Amendment, was fair, from a financial point of view, to the holders of Cardiometrics Common Stock (See "-- Fairness Opinion") and (ii) its determination that the Merger Consideration was more favorable to Cardiometrics stockholders than the original merger consideration. A key reason for this determination is that the value of the Merger Consideration was higher than the original merger consideration on January 24, 1997, the last trading day before announcement of the proposed Merger, on May 20, 1997, the date the Amendment was approved, and on average during the twenty trading day period immediately prior to the approval of the Amendment (April 23 through May 20, 1997). The following table illustrates this increase in value:


                   DATE            ORIGINAL MERGER CONSIDERATION     AMENDED MERGER CONSIDERATION
        -------------------------- -----------------------------     ----------------------------
        January 24, 1997..........             $8.99                            $ 9.23
        May 20, 1997..............             $7.59                            $ 7.98
        Average April 23 through
          May 20, 1997............             $7.42                            $ 7.84
        Average January 24,
          through June 16, 1997...             $8.15                            $ 8.20



          The Board also considered that cash represented a larger portion and CVD Common Stock represented a smaller portion of the Merger Consideration than of the original merger consideration. The Board believed that inclusion of CVD Common Stock as part of the Merger Consideration has tended to complicate the Merger, (i) because the value of the Merger Consideration fluctuates as a value of two separate securities, (ii) because CVD's business is less complementary to Cardiometrics' business than EndoSonics' business and therefore more difficult for Cardiometrics stockholders to assess and (iii) because CVD will not be part of the combined entity after the Merger and therefore will be unaffected by the contribution of Cardiometrics' business, personnel and technology to EndoSonics. The Board believed these concerns were decreased by reducing the portion of the Merger Consideration attributable to CVD Common Stock. In addition, the Board considered that increasing the cash portion of the Merger Consideration reduced fluctuations in the value of the Merger Consideration compared to the original merger consideration as a result of fluctuations in the value of EndoSonics and CVD Common Stock. In particular, the Board noted that the value of the Merger Consideration declined less in value below $8.00 per share than the original merger consideration as a result of declines in the value of EndoSonics or CVD Common Stock.


          Absence of a Termination Right. The Cardiometrics Board considered that, as a result of the Amendment, Cardiometrics would have no right to terminate the Reorganization Agreement based on the value of the Merger Consideration (as determined based on the values of the EndoSonics Common Stock and CVD Common Stock included as part of the Merger Consideration).

          Cardiometrics Stockholder Vote. The Cardiometrics Board considered the opportunity of the Stockholders of Cardiometrics to vote on whether to approve the Merger.

          Provision for Alternative Proposals. The Cardiometrics Board reviewed and considered the lack of any substantial impediments to the ability of the Cardiometrics Board to entertain alternative proposals for a business combination transaction, negotiate and give information to third parties and terminate the Reorganization Agreement in the event of an alternative proposal, if required by the Cardiometrics Board's fiduciary duties to Cardiometrics' stockholders (see "-- The Agreement and Plan of Reorganization -- Fees and Expenses; Termination Fee" and "-- Related Agreements -- Stock Option Agreement").

          Limited Closing Conditions. The Cardiometrics Board reviewed and considered the limited conditions to the consummation of the Merger and the resulting likelihood of consummation of the Merger.

     Results of Due Diligence Analyses. As part of its evaluation of the Merger, the Cardiometrics Board also reviewed and considered the following information.

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          Companies' Performance and Prospects.  The Cardiometrics Board
     reviewed and considered the financial performance and condition, business operations and prospects of each of EndoSonics, CVD and Cardiometrics.

          Historical Trading Prices. The Cardiometrics Board reviewed and considered the historical trading prices for Cardiometrics Common Stock, EndoSonics Common Stock and CVD Common Stock.

          Stock Price Premium. The Cardiometrics Board reviewed and considered the fact that the consideration per share of Cardiometrics Common Stock that may be received under the Reorganization Agreement represented a substantial premium over historical trading prices of Cardiometrics Common Stock. For example, the value of the Merger Consideration, based on closing prices of EndoSonics Common Stock and CVD Common Stock on the last trading day prior to announcement of the Reorganization Agreement (January 24, 1997), represented a 41.0% premium to the closing price of Cardiometrics Common Stock on January 24, 1997, a 63.5% premium to the 30-day average closing price for Cardiometrics Common Stock ending on January 24, 1997 and an 84.8% premium to the six-month average closing price for Cardiometrics Common Stock ending on January 24, 1997.

          Strategic Alternatives. The Cardiometrics Board reviewed and considered Cardiometrics' management's assessment of possible strategic alternatives, including remaining a separate company, entering joint ventures or distribution arrangements, and merging with a third party, including as part of its exploration of strategic alternatives, extensive discussions with Cardiometrics' Japanese distributor concerning a possible acquisition.

          Assessment of Alternative Acquisition Prospects. The Cardiometrics Board reviewed and considered the fact that, although Cardiometrics did not currently conduct a formal auction, the Cardiometrics Board believed that a more attractive offer would not be available based on past attempts to sell Cardiometrics and difficulties in obtaining a U.S. distribution partner for Cardiometrics and that pursuing such an offer would significantly increase risks to Cardiometrics' ongoing business operations and may have caused EndoSonics to cease negotiations or withdraw its offer.

          Dillon Read Fairness Opinion. The Cardiometrics Board reviewed and considered the oral opinion of Dillon Read delivered on January 26, 1997 (which was subsequently confirmed in writing) that, as of such date, the consideration to have been received by holders of Cardiometrics Common Stock pursuant to the Merger before the Amendment, which was modified in certain respects by the Amendment, was fair to the holders of Cardiometrics Common Stock from a financial point of view (see "-- Fairness Opinion of Dillon Read").

     Potential Negative Factors. In addition to the risks described above in "Risk Factors -- Risks Associated with the Merger," the Cardiometrics Board also reviewed and considered the following potentially negative material factors in its deliberations concerning the Merger.

          Loss of Control. The Cardiometrics Board reviewed and considered its loss of control over the future operations of Cardiometrics following the Merger and the resulting potential for disruption in operations arising from the change in control of Cardiometrics.

          Failure to Achieve Potential Benefits. The Cardiometrics Board reviewed and considered the risk that the benefits sought to be achieved in the Merger may be delayed or may not be achieved.

          Employee Uncertainty. The Cardiometrics Board reviewed and considered the potential disruption of Cardiometrics' business that might result from employee uncertainty and lack of focus following announcement of the Merger and during the combination of operations.

          Failure to Consummate Merger. The Cardiometrics Board reviewed and considered the possibility that the Merger would not be consummated and the effect of public announcement of the Merger on Cardiometrics' sales and operating results and its ability to attract and retain employees and the effects on the Company, its operations and its public stock price from the public announcement of a termination of the Reorganization Agreement.

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

          Merger Expenses. The Cardiometrics Board reviewed and considered the substantial expenses to be incurred in connection with the Merger.

          Departure of Key Personnel. The Cardiometrics Board reviewed and considered the risk that key personnel may not remain employed by the Combined Company.

          Absence of a Termination Right. The Cardiometrics Board considered that, as a result of the Amendment, Cardiometrics would have no right to terminate the Reorganization Agreement regardless of the value of the Merger Consideration (as determined based on the value of the Endosonics and Cardiometrics Common Stock included as part of the Merger Consideration).

     In view of the wide variety of factors considered by the Cardiometrics Board, it did not find it practicable to quantify, or otherwise attempt to assign relative weights to the specific factors considered in making its determination. However, after taking into account all factors set forth above, the Cardiometrics Board determined that the Merger was fair to, and in the best interests of, Cardiometrics and its stockholders. THE CARDIOMETRICS BOARD RECOMMENDS THAT CARDIOMETRICS STOCKHOLDERS VOTE FOR ADOPTION OF THE REORGANIZATION AGREEMENT.

OPERATIONS FOLLOWING THE MERGER

     Following the Merger, Cardiometrics will continue its operations as a wholly-owned subsidiary of EndoSonics. Upon consummation of the Merger, the members of Cardiometrics' Board of Directors will be Reinhard J. Warnking and Donald D. Huffman. The membership of the Board of Directors of EndoSonics will remain unchanged as a result of the Merger, except that EndoSonics expects that Dr. Nassi will join the EndoSonics Board of Directors. The stockholders of Cardiometrics will become stockholders of EndoSonics and stockholders of CVD, and their rights as stockholders will be governed by EndoSonics' and CVD's respective Certificates of Incorporation and Bylaws and the laws of the State of Delaware. See "Comparison of Rights of Stockholders of EndoSonics, CVD and Cardiometrics."

FAIRNESS OPINION OF DILLON READ

     On January 26, 1997, the Board of Directors of Cardiometrics received Dillon Read's opinion dated January 26, 1997 which provided that, as of such date, the consideration to have been received by holders of Cardiometrics Common Stock pursuant to the terms of the Agreement and Plan of Reorganization, as it existed prior to the Amendment, was fair to Cardiometrics' common stockholders from a financial point of view. A copy of Dillon Read's written opinion is attached as Appendix C hereto and should be read in its entirety for a description of the procedures followed, matters considered, assumptions made and methods employed by Dillon Read. Cardiometrics stockholders are advised that the Dillon Read Opinion does not speak to the Merger Consideration, which the Cardiometrics Board considered to be more favorable than the original merger consideration.

     In arriving at its opinion, Dillon Read, among other things:

          (i) reviewed certain publicly available business and historical financial information relating to Cardiometrics, EndoSonics and CVD;

          (ii) reviewed certain management estimates and company financial forecasts prepared by the managements of Cardiometrics and EndoSonics;

          (iii) reviewed certain publicly available analyst financial forecasts relating to Cardiometrics, EndoSonics and CVD;

          (iv) reviewed certain financial information and other data provided to Dillon Read by Cardiometrics that was not publicly available relating to the business and prospects of Cardiometrics;

          (v) reviewed certain financial information and other data provided to Dillon Read by EndoSonics that was not publicly available relating to the business and prospects of EndoSonics;

          (vi) conducted discussions with members of the senior managements of Cardiometrics, EndoSonics and CVD with respect to the operations, financial condition, history and prospects of each company, including a review of publicly available analyst financial forecasts;

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

          (vii) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business Dillon Read believed to be generally comparable to those of Cardiometrics, EndoSonics and CVD;

          (viii) considered the pro forma effects of the Merger (as it was then proposed) on EndoSonics' financial statements and reviewed certain estimates of synergies prepared by the management of Cardiometrics;

          (ix) reviewed the historical market prices and trading volumes of the Cardiometrics Common Stock, the EndoSonics Common Stock and the CVD Common Stock;

          (x) compared the financial terms of the Merger (as it was then proposed) with the financial terms of certain other transactions which Dillon Read believed to be generally comparable to the Merger (as it was then proposed);

          (xi) reviewed the Agreement and Plan of Reorganization, as it existed prior to the Amendment; and

          (xii) conducted such other financial studies, analyses and investigations, and considered such other information as Dillon Read deemed necessary or appropriate.

     In connection with its review, Dillon Read did not assume any responsibility for independent verification of any of the foregoing information and, with Cardiometrics' consent, relied on such information as being complete and accurate in all material respects. In addition, Dillon Read has not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Cardiometrics, EndoSonics and CVD. With respect to the financial forecasts referred to above, Dillon Read assumed, with Cardiometrics' consent, that the Cardiometrics and EndoSonics company financial forecasts and the then most recent publicly available CVD analyst financial forecast were prepared reasonably on a basis reflecting the best currently available estimates and judgments of the respective managements as to the future financial performance of their respective companies. Dillon Read also understood that Cardiometrics, from time to time, conducted discussions relating to a potential transaction with parties other than EndoSonics, however, Dillon Read was not authorized to, nor did it, solicit other third party offers for either all or a portion of Cardiometrics. Dillon Read's opinion is based on economic, monetary, and market conditions existing on January 26, 1997. No other limits were placed on Dillon Read with respect to the investigations made or procedures followed by Dillon Read in rendering its opinion. In rendering its opinion, Dillon Read was not asked to, and did not determine, a range of values for the Merger Consideration at which it was fair to stockholders of Cardiometrics. In arriving at its opinion, Dillon Read reviewed, among other things, the Reorganization Agreement, including the EndoSonics Exchange Ratio and CVD Exchange Ratio (as they were then proposed).

     In arriving at its opinion, Dillon Read did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based on its experience in rendering such opinions and on then existing economic, monetary and market conditions as to the significance and relevance of each analysis and factor. Accordingly, Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Dillon Read made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Cardiometrics', EndoSonics' or CVD's control. Any estimates contained in Dillon Read's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the value of a business or securities do not purport to be appraisals or to reflect the actual prices at which businesses or securities might be sold.

     The following summarizes the material quantitative analyses relating to Cardiometrics, EndoSonics and CVD performed by Dillon Read in arriving at the opinion dated January 26, 1997 presented to the Cardiometrics Board of Directors. As used in the following discussion, the Original Merger Consideration refers to the merger consideration as it existed prior to the Amendment and as set forth under "Cardiometrics Valuation Review -- Summary of Comparable Companies Analysis."

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

  Cardiometrics Valuation Review

     Summary of Stock Price Performance and Market Expectations Since Initial Public Offering. Using publicly available information, Dillon Read reviewed the stock price performance of a group of six interventional cardiology device companies in addition to Cardiometrics, which completed initial public offerings since the beginning of 1995, from the date of their respective initial public offerings through January 24, 1997. The companies included InStent, Inc., Perclose Inc., Endovascular Technologies Inc., Arterial Vascular Engineering Inc., Novoste Corporation, and Cardiovascular Dynamics, Inc. The group of companies including Cardiometrics, and excluding InStent, Inc. because of its sale to Medtronic Inc. effective July 1, 1996, had an average stock price appreciation from their respective initial public offering dates through January 24, 1997 of 7.5%, whereas the Standard & Poor's 500 Index appreciated 21.4% on average, and the Standard & Poor's Medical Device Index appreciated 17.4% on average. From the date of Cardiometrics' initial public offering on November 11, 1995 through January 26, 1997, Cardiometrics' Common Stock price per share declined 29.2%, whereas the Standard & Poor's 500 Index appreciated 30.5%, and the Standard & Poor's Medical Device Index appreciated 23.0%.

     Dillon Read also noted that there had been a significant change in the financial forecasts for Cardiometrics from the time of Cardiometrics' initial public offering in November 1995 to January 1997. From the November 1995 publicly available analyst financial forecasts to the January 22, 1997 Cardiometrics company financial forecasts, projected net sales and earnings per share for fiscal 1997 declined significantly, primarily as a result of Cardiometrics' decision to accelerate spending on major clinical outcome studies and the failure of its AccuTrac guide wire to obtain market acceptance.

     Historical Trading Analysis. Dillon Read reviewed the recent stock market performance of Cardiometrics Common Stock. The analysis indicated that between July 24, 1996 and January 24, 1997 the average price of a share of Cardiometrics Common Stock was $4.89 based on the average of the closing prices for the six months ended January 24, 1997. Dillon Read also noted that between December 12, 1996 and January 24, 1997 the average price of a share of Cardiometrics Common Stock was $5.49 based on the average of the closing prices for the 30 trading days ended January 24, 1997. Between January 20, 1997 and January 24, 1997 the average price of a share of Cardiometrics Common Stock was $6.43 based on the average of the closing prices for the week ended January 24, 1997.

     Summary of Comparable Companies Analysis. Using publicly available information, Dillon Read reviewed the stock prices and market multiples of common stocks of the following companies in the interventional cardiology business: Arrow International, Arterial Vascular Engineering, Boston Scientific Corporation, CardioVascular Dynamics, Inc., C.R. Bard, Inc., EndoSonics Corporation, Merit Medical, and Spectranetics. Dillon Read believes these companies are engaged in lines of business that are generally comparable to those of Cardiometrics.

     Dillon Read considered the one-year and three-year historical compounded annual net sales growth rates for these comparable companies and calculated a range of values. One-year historical net sales growth was 39.6% at the median, and ranged from 6.9% to 222.2%. Three-year historical compounded annual net sales growth was 37.9% at the median, and ranged from 6.2% to 336.6%. Dillon Read noted that for Cardiometrics, one-year historical net sales growth was 23.4% and three-year historical compounded annual net sales growth was 14.3%.

     Dillon Read determined the equity market value and derived an "enterprise value" (defined as equity market value adjusted by adding total debt and subtracting cash and cash equivalents) for each of these comparable companies, and calculated a range of such enterprise values as a multiple of the latest 12 months net sales, gross profit, and earnings before interest and taxes, and as a multiple of calendar year 1996, 1997, 1998 and 1999 net sales using publicly available analyst financial forecasts. Enterprise value as a multiple of the latest 12 months net sales at the median was 4.9x and ranged from 1.6x to 9.2x for these comparable companies. Enterprise value as a multiple of the latest 12 months gross profit at the median was 7.9x and ranged from 3.3x to 20.7x. Enterprise value as a multiple of the latest 12 months earnings before interest and taxes at the median was 14.7x and ranged from 9.0x to 29.8x. Enterprise value as a multiple of calendar year 1996 net sales at the median was 3.9x and ranged from 1.6x to 8.4x. Enterprise value as a multiple of calendar year 1997 net sales at the median was 3.0x

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

and ranged from 1.3x to 6.8x. Enterprise value as a multiple of calendar year 1998 net sales at the median was 2.2x and ranged from 1.3x to 5.6x. Enterprise value as a multiple of calendar year 1999 net sales at the median was 1.2x and ranged from 0.8x to 2.3x.

     Dillon Read also considered the equity value for each of these comparable companies, and calculated a range of equity values as a multiple of projected 1997 and 1998 earnings per share estimates based on publicly available analyst financial forecasts. Equity value to 1997 earnings per share estimates for these comparable companies at the median was 19.6x, and ranged from 13.4x to 65.6x. Equity value to 1998 earnings per share estimates at the median was 25.0x, and ranged from 12.1x to 42.7x. Dillon Read determined the projected five-year compounded annual earnings per share growth rate and the 1997 and 1998 projected price-earnings ratios to the projected five-year earnings per share growth estimates for these comparable companies using publicly available analyst financial forecasts. Projected five-year compounded annual earnings per share growth was 25.0% at the median, and ranged from 11.5% to 50.0%. The projected price-earnings ratio to the projected five-year earnings per share growth estimate in 1997 was 1.22x at the median, and ranged from 0.79x to 2.19x for these comparable companies, and in 1998 was 1.00x at the median, and ranged from 0.51x to 1.05x.

     Based on (i) the closing price of EndoSonics Common Stock on January 24, 1997 of $13.125 and an Exchange Ratio of 0.35, (ii) the closing price of CVD Common Stock on January 24, 1997 of $12.00 and an Exchange Ratio of 0.20, and
(iii) $2.00 in cash, the per share Merger Consideration (the "Original Merger Consideration") of $8.99 per share of Cardiometrics Common Stock, Dillon Read noted that the Original Merger Consideration was 4.1x latest 12 months net sales, 6.8x latest 12 months gross profit, and not meaningful for latest 12 months earnings before interest and taxes because Cardiometrics' earnings before interest and taxes was negative. The Original Merger Consideration was 3.9x calendar year 1996 net sales, 2.7x calendar year 1997 net sales, 1.9x calendar year 1998 net sales, and 1.3x calendar year 1999 net sales. The Original Merger Consideration per share of Cardiometrics Common Stock as a multiple of 1997 earnings per share was not meaningful as Cardiometrics' earnings per share were projected to be zero, and was 18.0x 1998 earnings per share. Cardiometrics' projected five-year compounded annual earnings per share growth was 15.0%. Cardiometrics' projected price-earnings ratio to its projected five-year earnings per share growth estimate was not meaningful in 1997 as Cardiometrics earnings are projected to be zero, and was 1.20x in 1998. Dillon Read believes that the calculated multiples supported Dillon Read's view that the Original Merger Consideration to have been received by Cardiometrics stockholders was fair, from a financial point of view, to such stockholders, because the ratios described above were within the range of selected public comparable multiples.

     Summary of Comparable Mergers and Acquisitions Analysis. Using publicly available information, Dillon Read reviewed the purchase prices and multiples paid in selected mergers and acquisitions involving cardiology related companies which Dillon Read deemed relevant in evaluating the Merger. Dillon Read reviewed the acquisition of Corvita by Pfizer, Inc.; the acquisition of InStent, Inc. by Medtronic, Inc.; the acquisition of Daig Corporation by St. Jude Medical, Inc.; the acquisition of Cordis Corporation by Johnson & Johnson; the acquisition of EP Technologies by Boston Scientific Corporation; the acquisition of Heart Technology, Inc. by Boston Scientific Corporation; the acquisition of Medrad, Inc. by Schering AG; the acquisition of MedChem Products by C.R. Bard, Inc.; the acquisition of SciMed Life Systems, Inc. by Boston Scientific Corporation; the acquisition of NAMIC USA Corporation by Pfizer, Inc.; the acquisition of Cardiovascular Imaging Systems, Inc. by Boston Scientific; and the acquisition of Webster Laboratories, Inc. by Cordis Corporation.

     Dillon Read considered multiples of the enterprise value of the transactions (consideration offered for the equity plus the debt assumed less the cash and equivalents of the acquired company) to the net sales and the earnings before interest and taxes of the acquired businesses for the 12 months preceding the acquisition announcement, to the net sales of the acquired businesses in the first fiscal year following the announcement, to the net sales of the acquired businesses in the second fiscal year following the announcement, and to the net sales of the acquired businesses in the third fiscal year following the announcement. The multiples of net sales for the 12 months preceding the acquisition announcement at the median were 5.1x and ranged from 2.1x to 11.1x. The multiples of earnings before

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

interest and taxes for the 12 months preceding the acquisition announcement at the median were 21.9x and ranged from 13.2x to 40.6x. The multiples of net sales for the first fiscal year following the announcement at the median were 6.2x and ranged from 1.9x to 80.9x. The multiples of net sales for the second fiscal year following the announcement at the median were 3.8x and ranged from 1.7x to 17.0x. The multiples of net sales for the third fiscal year following the announcement at the median were 2.8x and ranged from 1.0x to 7.6x. Dillon Read also considered multiples of equity value of the transaction to net income for the first fiscal year following the announcement at the median which was 26.8x and ranged from 16.8x to 49.1x, and multiples of equity value of the transaction to net income for the second fiscal year following the announcement at the median which was 28.5x and ranged from 13.2x to 37.7x.

     The Original Merger Consideration per share of Cardiometrics Common Stock represented 4.1x net sales for the 12 months preceding the acquisition announcement, an earnings before interest and taxes for the 12 months preceding the acquisition announcement multiple that was not meaningful because Cardiometrics' earnings before interest and taxes was negative, 3.9x fiscal year 1996 net sales, 2.7x fiscal year 1997 net sales, and 1.9x fiscal year 1998 net sales. Dillon Read also noted that the Original Merger Consideration resulted in an equity value to net income for the 1997 fiscal year multiple that was not meaningful because Cardiometrics' net income is projected to be zero in 1997, and resulted in an equity value to net income for the 1998 fiscal year multiple that was 18.0x. Dillon Read believes that the calculated multiples supported Dillon Read's view that the Original Merger Consideration to have been received by Cardiometrics stockholders was fair, from a financial point of view, to such stockholders, because the ratios described above were within the range of selected public comparable multiples.

     Dillon Read also considered the premiums paid for the acquired businesses to their respective market closing prices per share one day and thirty days prior to acquisition announcement relative to the premium of the Original Merger Consideration of $8.99 per share of Cardiometrics Common Stock to the market closing prices per share of Cardiometrics Common Stock prior to the announcement of the transaction. The premium paid for the acquired businesses compared to the market closing price one day prior to announcement at the median was 18.9%, and ranged from (1.9%) to 45.1%, and compared to the market closing price thirty days prior to announcement at the median was 37.2%, and ranged from 2.2% to 76.2%. The premium offered in the Original Merger Consideration for Cardiometrics Common Stock compared to the market closing price one day prior to the announcement of the transaction was 41.1%, and compared to the market closing price thirty days prior to the announcement of the transaction was 71.3%.

     Discounted Cash Flow Analysis for Cardiometrics. Dillon Read performed a discounted cash flow analysis of Cardiometrics using a set of underlying operating assumptions which were based upon the company financial forecast provided by Cardiometrics management. Utilizing the Cardiometrics financial forecast, Dillon Read calculated the theoretical discounted present value of equity for Cardiometrics by adding together the present value of (i) the future stream of unlevered free cash flow through the year 2000, (ii) the future value of Cardiometrics at the end of the year 2000 (the "Terminal Value"), (iii) the cash at year-end 1996 less total debt and (iv) the exercise proceeds from outstanding stock options. The Terminal Value was calculated based on multiples of earnings before interest and taxes for 2000 ranging from 8.0x to 12.0x. The cash flow streams and terminal values were then discounted to present values using a range of discount rates from 30.0% to 40.0%. The terminal multiples and discount rates were chosen based on several assumptions regarding factors such as inflation rates, interest rates, the inherent risk in Cardiometrics' business, products and technology as well as the medical technology industry as a whole, and the cost of capital of Cardiometrics.

     The theoretical equity value of Cardiometrics based on the set of projections produced a range of value per share of Cardiometrics Common Stock of $6.96 to $11.35, with a median value of $8.89. Dillon Read believes that the discounted cash flow analysis supported Dillon Read's view that the Original Merger Consideration to have been received by Cardiometrics stockholders was fair, from a financial point of view, to such stockholders, because the consideration valued at the time of Dillon Read's opinion was within the range of present values of Cardiometrics' future cash flows.

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  EndoSonics Valuation Review

     Historical Trading Analysis. Dillon Read reviewed the recent stock market performance of EndoSonics Common Stock. The analysis indicated that between July 24, 1996 and January 24, 1997 the average price of a share of EndoSonics Common Stock was $13.33 based on the average of the closing prices for the six months ended January 24, 1997. Dillon Read also noted that between December 12, 1996 and January 24, 1997 the average price of a share of EndoSonics Common Stock was $13.92 based on the average of the closing prices for the 30 trading days ended January 24, 1997. Between January 20, 1997 and January 24, 1997 the average price of a share of EndoSonics Common Stock was $13.90 based on the average of the closing prices for the week ended January 24, 1997.

     Summary of Comparable Companies Analysis. Using publicly available information, Dillon Read reviewed stock prices and market multiples of common stocks of the following companies: Arrow International Inc., Arterial Vascular Engineering Inc., Boston Scientific Corporation, Cardiovascular Dynamics, Inc., C.R. Bard, Inc., Merit Medical Systems Inc., and Spectranetics Corporation which Dillon Read believes are engaged in lines of business that are generally comparable to those of Endosonics Corporation.

     Dillon Read considered the one-year and three-year historical compounded annual net sales growth rates, and the closing stock price on January 24, 1997 as a percent of the 52-week high for these comparable companies and calculated a range of values. One-year historical net sales growth was 27.8% at the median, and ranged from 6.9% to 222.2%. Three-year historical compounded annual net sales growth was 29.4% at the median, and ranged from 6.2% to 336.6%. The closing stock price on January 24, 1997 as a percent of the 52-week high was 68.3% at the median, and ranged from 27.0% to 96.2%. Dillon Read noted that for EndoSonics, one-year historical net sales growth was 131.6%, three-year historical compounded annual net sales growth was 69.5%, and the closing stock price on January 24, 1997 as a percent of the 52-week high was 67.3%.

     Dillon Read determined the equity market value and derived an "enterprise value" (defined as equity market value adjusted by adding total debt and subtracting cash and cash equivalents) for each of these comparable companies, and calculated a range of such enterprise values as a multiple of the latest 12 months net sales, gross profit, and earnings before interest and taxes, and as a multiple of calendar year 1996, 1997, 1998 and 1999 net sales. Enterprise value as a multiple of the latest 12 months net sales at the median was 4.4x and ranged from 1.6x to 9.2x for these comparable companies. Enterprise value as a multiple of the latest 12 months gross profit at the median was 6.6x and ranged from 3.3x to 17.1x. Enterprise value as a multiple of the latest 12 months earnings before interest and taxes at the median was 14.7x and ranged from 9.0x to 29.8x. Enterprise value as a multiple of calendar year 1996 net sales at the median was 4.1x and ranged from 1.6x to 8.4x. Enterprise value as a multiple of calendar year 1997 net sales at the median was 3.0x and ranged from 1.3x to 6.8x. Enterprise value as a multiple of calendar year 1998 net sales at the median was 2.6x and ranged from 1.3x to 5.6x. Enterprise value as a multiple of calendar year 1999 net sales at the median was 1.3x and ranged from 0.8x to 2.3x.

     Dillon Read also considered the equity value for each of these comparable companies, and calculated a range of equity values as a multiple of projected 1997 and 1998 earnings per share estimates based on publicly available analyst financial forecasts. Equity value to 1997 earnings per share estimates for these comparable companies at the median was 19.5x, and ranged from 13.4x to 31.6x. Equity value to 1998 earnings per share estimates at the median was 20.1x, and ranged from 12.3x to 42.7x. Dillon Read reviewed the projected five-year compounded annual earnings per share growth rate, and the 1997 and 1998 projected price-earnings ratios to the projected five-year earnings per share growth estimates for these comparable companies using publicly available analyst financial forecasts. Projected five-year compounded annual earnings per share growth was 24.5% at the median, and ranged from 11.5% to 50.0%. The projected price-earnings ratio to the projected five-year earnings per share growth estimate in 1997 was 1.00x at the median, and ranged from 0.79x to 1.27x for these comparable companies, and in 1998 was 1.00x at the median, and ranged from 0.51x to 1.05x.

     Dillon Read noted that the closing price of EndoSonics Common Stock on January 24, 1997 of $13.125 was 5.4x latest 12 months net sales, 20.7x latest 12 months gross profit, and not meaningful for

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

latest 12 months earnings before interest and taxes because EndoSonics' earnings before interest and taxes was negative. The closing price of EndoSonics Common Stock was 3.7x calendar year 1996 net sales, 2.7x calendar year 1997 net sales, 1.9x calendar year 1998 net sales, and 1.2x calendar year 1999 net sales. EndoSonics' equity value as a multiple of 1997 earnings per share was 65.6x, and equity value to 1998 earnings per share was 25.2x. EndoSonics' projected five-year compounded annual earnings per share growth was 30.0%, projected price-earnings ratio to its projected five-year earnings per share growth estimate was 2.19x in 1997, and was 0.84x in 1998. Dillon Read believes that the calculated multiples supported Dillon Read's view that the Original Merger Consideration to have been received by Cardiometrics stockholders was fair, from a financial point of view, to such stockholders, because taken as a whole, the EndoSonics ratios described above were within the range of selected public comparable multiples.

     Discounted Cash Flow Analysis for EndoSonics. Dillon Read performed a discounted cash flow analysis of EndoSonics using a set of underlying operating assumptions which were based upon the company financial forecast provided by EndoSonics management. Utilizing the EndoSonics financial forecast, Dillon Read calculated the theoretical discounted present value of equity for EndoSonics by adding together the present value of (i) the future stream of unlevered free cash flow through the year 2000, (ii) the future value of EndoSonics at the end of the year 2000 (the "Terminal Value"), (iii) the cash at year-end 1996 less total debt, and (iv) the equity market value of the CVD Common Stock owned by EndoSonics. The Terminal Value was calculated based on multiples of earnings before interest and taxes for 2000 ranging from 11.0x to 15.0x. The cash flow streams and terminal values were then discounted to present values using a range of discount rates from 20.0% to 30.0%. The terminal multiples and discount rates were chosen based on several assumptions regarding factors such as inflation rates, interest rates, the inherent risk in EndoSonics' business, products and technology as well as the medical technology industry as a whole, and the cost of capital of EndoSonics.

     The theoretical equity value of EndoSonics based on the set of projections produced a range of value per share of EndoSonics Common Stock of $12.08 to $17.90, with a median value of $14.55. Dillon Read believes that the discounted cash flow analysis supported Dillon Read's view that the Original Merger Consideration to have been received by Cardiometrics stockholders was fair, from a financial point of view, to such stockholders, because the EndoSonics Common Stock value at the time of Dillon Read's opinion was within the range of present values of EndoSonics' future cash flows.

     Pro Forma Merger Analysis. Dillon Read considered the pro forma financial impact of the Merger on EndoSonics' 1997, 1998 and 1999 earnings per share estimates utilizing the company financial forecasts for EndoSonics and Cardiometrics. Dillon Read calculated a range of values, expressed as the percentage accretion or dilution in EndoSonics' earnings per share, that incorporated Cardiometrics' management estimates of the potential synergies in the combination of EndoSonics and Cardiometrics, and EndoSonics' management estimates of goodwill amortization due to the potential write down of acquired in-process research and development. The calculated range of values assumed potential annual synergies from $0.0 to $1.5 million in 1997, $0.0 to $5.3 million in 1998, and $0.0 to $11.6 million in 1999, and a potential writedown of acquired in-process research and development from 0% to 75% of total goodwill or $0 to $34 million. Given this range of factors, the impact on EndoSonics' pro forma earnings per share was dilutive in 1997, accretive in 1998 and accretive in 1999.

  CVD Valuation Review

     Historical Trading Analysis. Dillon Read reviewed the recent stock market performance of CVD Common Stock. The analysis indicated that between July 24, 1996 and January 24, 1997 the average price of a share of CVD Common Stock was $13.61 based on the average of the closing prices for the six months ended January 24, 1997. Dillon Read also noted that between December 12, 1996 and January 24, 1997 the average price of a share of EndoSonics Common Stock was $12.11 based on the average of the closing prices for the 30 trading days ended January 24, 1997. Between January 20, 1997 and January 24, 1997 the average price of a share of CVD Common Stock was $10.30 based on the average of the closing prices for the week ended January 24, 1997.

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

     Summary of Comparable Companies Analysis. Using publicly available information, Dillon Read reviewed the stock prices and market multiples of common stocks of the following companies: Arrow International Inc., Arterial Vascular Engineering Inc., Boston Scientific Corporation, C.R. Bard, Inc., Endosonics Corporation, Merit Medical Systems Inc., and Spectranetics Corporation which Dillon Read believes are engaged in lines of business that are generally comparable to those of CardioVascular Dynamics, Inc.

     Dillon Read considered the one-year and three-year historical compounded annual net sales growth rates, and the closing stock price on January 24, 1997 as a percent of the 52-week high for these comparable companies and calculated a range of values. One-year historical net sales growth was 27.8% at the median, and ranged from 6.9% to 222.2%. Three-year historical compounded annual net sales growth was 29.4% at the median, and ranged from 6.2% to 336.6%. The closing stock price on January 24, 1997 as a percent of the 52-week high was 69.3% at the median, and ranged from 28.8% to 95.1%. Dillon Read noted that for CVD, one-year historical net sales growth was 71.7%, three-year historical compounded annual net sales growth was 470.6%, and the closing stock price on January 24, 1997 as a percent of the 52-week high was 68.6%.

     Dillon Read determined the equity market value and derived an "enterprise value" (defined as equity market value adjusted by adding total debt and subtracting cash and cash equivalents) for each of these comparable companies, and calculated a range of such enterprise values as a multiple of the latest 12 months net sales, gross profit, and earnings before interest and taxes, and as a multiple of calendar year 1996, 1997, 1998 and 1999 net sales. Enterprise value as a multiple of the latest 12 months net sales at the median was 4.4x and ranged from 1.6x to 9.2x for these comparable companies. Enterprise value as a multiple of the latest 12 months gross profit at the median was 6.6x and ranged from 3.3x to 20.7x. Enterprise value as a multiple of the latest 12 months earnings before interest and taxes at the median was 14.7x and ranged from 9.0x to 29.8x. Enterprise value as a multiple of calendar year 1996 net sales at the median was 3.7x and ranged from 1.6x to 8.4x. Enterprise value as a multiple of calendar year 1997 net sales at the median was 2.9x and ranged from 1.3x to 6.8x. Enterprise value as a multiple of calendar year 1998 net sales at the median was 2.6x and ranged from 1.4x to 5.6x. Enterprise value as a multiple of calendar year 1999 net sales at the median was 1.3x and ranged from 1.2x to 2.3x.

     Dillon Read also considered the equity value for each of these comparable companies, and calculated a range of equity values as a multiple of projected 1997 and 1998 earnings per share estimates based on publicly available analyst financial forecasts. Equity value to 1997 earnings per share estimates for these comparable companies at the median was 19.6x, and ranged from 13.4x to 65.6x. Equity value to 1998 earnings per share estimates at the median was 20.1x, and ranged from 12.1x to 42.7x. Dillon Read reviewed the projected five-year compounded annual earnings per share growth rate, and the 1997 and 1998 projected price-earnings ratios to the projected five-year earnings per share growth estimates for those comparable companies using publicly available analyst financial forecasts. Projected five-year compounded annual earnings per share growth was 24.5% at the median, and ranged from 11.5% to 30.0%. The projected price-earnings ratio to the projected five-year earnings per share growth estimate in 1997 was 1.09x at the median, and ranged from 0.79x to 2.19x for these comparable companies, and in 1998 was 0.91x at the median, and ranged from 0.51x to 1.05x.

     Dillon Read noted that the closing price of CVD Common Stock on January 24, 1997 of $12.00 was 7.9x latest 12 months net sales, 17.1x latest 12 months gross profit, and not meaningful for latest 12 months earnings before interest and taxes because CVD's earnings before interest and taxes was negative. The closing price of CVD Common Stock was 6.7x calendar year 1996 net sales, 3.0x calendar year 1997 net sales, 1.3x calendar year 1998 net sales, and 0.8x calendar year 1999 net sales. Dillon Read also noted that CVD's equity value as a multiple of 1997 earnings per share was not meaningful because CVD's earnings per share were negative, and equity value to 1998 earnings per share was 26.7x. CVD's projected five-year compounded annual earnings per share growth was 50.0%, projected price-earnings ratio to its projected five-year earnings per share growth estimate was not meaningful in 1997 because CVD earnings per share were negative, and was 0.53x in 1998. Dillon Read believes that the calculated multiples supported Dillon Read's view that the Original Merger Consideration to have

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

been received by Cardiometrics stockholders was fair, from a financial point of view, to such stockholders, because taken as a whole, the CVD ratios described above were within the range of selected public comparable multiples.

     Discounted Cash Flow Analysis for CVD. Dillon Read performed a discounted cash flow analysis of CVD using a set of underlying operating assumptions which were based upon the most recent publicly available analyst financial forecast. Utilizing the analyst financial forecast for CVD, Dillon Read calculated the theoretical discounted present value of equity for CVD by adding together the present value of (i) the future stream of unlevered free cash flow through the year 1999, (ii) the future value of CVD at the end of the year 1999 (the "Terminal Value") and, (iii) the cash at year-end 1996 less total debt. The Terminal Value was calculated based on multiples of earnings before interest, taxes for 1999 ranging from 11.0x to 15.0x. The cash flow streams and terminal values were then discounted to present values using a range of discount rates from 25.0% to 35.0%. The terminal multiples and discount rates were chosen based on several assumptions regarding factors such as inflation rates, interest rates, the inherent risk in CVD's business, products and technology as well as the medical technology industry as a whole, and the cost of capital of CVD.

     The theoretical equity value of CVD based on the set of projections produced a range of value per share of CVD Common Stock of $9.98 to $14.38, with a median value of $11.96. Dillon Read believes that the discounted cash flow analysis supported Dillon Read's view that the Original Merger Consideration to have been received by Cardiometrics stockholders was fair, from a financial point of view, to such stockholders, because the CVD Common Stock value at the time of Dillon Read's opinion was within the range of present values of CVD's future cash flows.

     Dillon Read believes that its analyses must be considered as a whole and that selecting portions of its analyses and other factors considered by it, without considering all factors and analyses, could create a misleading view of the processes underlying its opinion. Dillon Read did not quantify the effect of each factor upon its opinion. Dillon Read made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Cardiometrics' and Dillon Read's control. Any estimates contained in Dillon Read's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold. Because such estimates inherently are subject to uncertainty, neither Cardiometrics, EndoSonics, Dillon Read nor any other person assumes responsibility for their accuracy. In rendering its opinion, Dillon Read expressed no view as to the range of values at which the EndoSonics Common Stock, or the CVD Common Stock, may trade following the consummation of the Merger, nor did Dillon Read make any recommendations to the Cardiometrics stockholders with respect to how such holders should vote on the Merger, or to the advisability of disposing of or retaining such EndoSonics Common Stock and CVD Common Stock following the Merger.

     Dillon Read is an internationally recognized investment banking firm which, as a part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Dillon Read was the lead manager for the initial public offering of Cardiometrics Common Stock on November 11, 1995 prior to its engagement in connection with the Merger. In the ordinary course of its business, Dillon Read has traded Cardiometrics Common Stock for its own account and for the accounts of customers and has traded EndoSonics Common Stock for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to an engagement letter, dated December 9, 1996, between Cardiometrics and Dillon Read, Cardiometrics has paid Dillon Read (i) $50,000 upon execution of the December 9, 1996 engagement letter and (ii) $300,000 for services rendered in connection with the preparation of its fairness opinion and has further agreed to pay Dillon Read 1.4% of the aggregate merger consideration upon the consummation of the Merger, less the fees previously paid pursuant to the December 9, 1996 engagement letter. Cardiometrics has also agreed to reimburse Dillon Read for the expenses reasonably

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

incurred by it in connection with its engagement (including reasonable counsel fees) and to indemnify Dillon Read and its officers, directors, employees, agents and controlling persons against certain expenses, losses, claims, damages or liabilities in connection with its services, including those arising under the federal securities laws.

RELATED AGREEMENTS

  Voting Agreements

     In connection with the Merger, certain stockholders of Cardiometrics have entered into voting agreements, as subsequently amended, forms of which are attached as Appendix D hereto (the "Voting Agreements"). The terms of the Voting Agreements provide (i) that such stockholders will not transfer (except as may be specifically required by court order), sell, exchange, pledge (except in connection with a bona fide loan transaction) or otherwise dispose of or encumber their shares of Cardiometrics Common Stock beneficially owned by them, or certain new shares of such stock they may acquire, at any time prior to the Expiration Date (as defined below), and (ii) that such stockholders will vote certain shares of Cardiometrics Common Stock beneficially owned by them in favor of the approval of the Reorganization Agreement and approval of the Merger and against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between Cardiometrics and any person or entity other than EndoSonics or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Cardiometrics under the Reorganization Agreement or which could result in any of the conditions to Cardiometrics' obligations under the Reorganization Agreement not being fulfilled. The Voting Agreements are accompanied by irrevocable proxies (the "Proxies") whereby such stockholders provide to the members of the Board of Directors of EndoSonics the right to vote certain of the shares beneficially owned by them on the proposals relating to the Reorganization Agreement and the Merger at the Cardiometrics Meeting and any competing proposal at a Cardiometrics stockholder meeting. Holders of approximately 5.7% of the shares of Cardiometrics Common Stock entitled to vote at the Cardiometrics Meeting have entered into the Voting Agreements and Proxies. The Voting Agreements and Proxies shall terminate on the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and
(ii) six months after the date of termination of the Reorganization Agreement.

  Non-Competition Agreements

     EndoSonics and Merger Sub have entered into non-competition agreements with Menahem Nassi and Robert Y. Newell, IV (each, an "Employee", and collectively, the "Employees"), a form of which is attached as Appendix E hereto. During the period commencing on the Closing Date and ending on the earlier of Employee's cessation of employment with EndoSonics and 12 months after the Closing Date, the Employee will not (i) participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that directly relates to the functional testing in the cardiac catheterization laboratory utilizing flow and/or pressure sensor based angioplasty guide wires and corresponding instrumentation (the "Business") in the United States or in Canada, (ii) induce or attempt to induce any person who at the time of such inducement is an employee of Cardiometrics or EndoSonics to perform work or services for any other person or entity other than Cardiometrics or EndoSonics or (iii) permit Employee's name to be used in connection with a business or endeavor that competes with the Business, either in whole or in part, anywhere in the United States or Canada; provided that the non-competition clause will not apply if Employee's employment is terminated by EndoSonics or Cardiometrics other than as a result of Employee's voluntary resignation or for "Cause." There can be no assurance that such non-competition and non-solicitation provisions will be enforceable under California law.

  Stock Option Agreement

     Pursuant to the Stock Option Agreement, a copy of which is attached as Appendix F to this Proxy Statement/Prospectus and is incorporated herein by reference, EndoSonics has the right (the "Stock Option"), under certain circumstances, to acquire up to 1,379,717 shares of authorized but unissued

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

shares of Cardiometrics Common Stock (the "Cardiometrics Shares") (constituting approximately 19.9% of the outstanding shares of Cardiometrics Common Stock at a price of $9.00 per share (the "Exercise Price"), payable in cash, or, at EndoSonics' option, Cardiometrics will loan EndoSonics the Exercise Price (less the par value of the shares issued upon exercise, such par value to be paid in cash), pursuant to an interest-free one-year term loan. Pursuant to the terms of the Stock Option Agreement, the type and number of securities subject to the Stock Option, and the price per share, shall be adjusted in the event of any change in Cardiometrics Common Stock by reason of certain events, including stock dividends, splitups, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like.

     The Stock Option Agreement is exercisable by EndoSonics, in whole or in part, at any time or from time to time after any event occurs which would permit EndoSonics to terminate the Reorganization Agreement and recover the $3,500,000 termination fee described in "The Merger and Related Transactions -- Amendments, Termination and Waivers." The Stock Option will terminate upon the earlier of:
(i) the Effective Time; (ii) the termination of the Reorganization Agreement pursuant to its terms (other than a termination in connection with which EndoSonics is entitled to the payment of the $3,500,000 termination fee); or
(iii) 180 days following any termination of the Reorganization Agreement in connection with which EndoSonics is entitled to the payment of the $3,500,000 termination fee (or, if at the expiration of such 180-day period, the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten (10) business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal), but in no event later than March 31, 1998. Notwithstanding the foregoing, (x) the Stock Option may not be exercised if EndoSonics is in material breach of any of its representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Reorganization Agreement and (y) in the event EndoSonics receives more than the Exercise Price multiplied by the number of Cardiometrics Shares purchased by EndoSonics pursuant to the Stock Option, in connection with sales or other dispositions of the Cardiometrics Shares, all proceeds in excess of such amount shall be remitted to Cardiometrics.

     Under the terms of the Stock Option Agreement, at any time during which the Stock Option is exercisable (the "Repurchase Period"), EndoSonics has the right to require Cardiometrics (or any successor entity thereof) to repurchase from EndoSonics all or any part of the Stock Option, and Cardiometrics (or any successor entity thereof) has the right to require EndoSonics to sell to Cardiometrics (or such successor entity) all or any part of the Stock Option; however, upon any such sale by EndoSonics, EndoSonics will remit to Cardiometrics any proceeds otherwise payable to EndoSonics from any such disposition of the Stock Option. Also, at any time prior to March 31, 1998, EndoSonics has the right to require Cardiometrics (or any successor entity thereof) to repurchase from EndoSonics, and Cardiometrics (or any successor entity thereof) has the right to require EndoSonics to sell to Cardiometrics (or such successor entity), all or any part of the Cardiometrics Shares purchased by EndoSonics pursuant to the Stock Option; however, any proceeds to EndoSonics from such repurchase or sale of the Cardiometrics Shares which are in excess of the exercise price paid by EndoSonics to exercise the Stock Option will be remitted to Cardiometrics. Thus the Stock Option has no financial value, but would allow EndoSonics to vote the Cardiometrics Shares if the Stock Option were exercised.

     Notwithstanding the foregoing, the right of Cardiometrics or any successor thereof to require EndoSonics to sell the Stock Option or the Cardiometrics Shares shall not be exercisable unless Cardiometrics shall have consummated the transaction provided by a Takeover Proposal or Cardiometrics' stockholders shall have transferred their shares of Cardiometrics Common Stock pursuant to a tender or exchange offer or other Takeover Proposal.

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

THE AGREEMENT AND PLAN OF REORGANIZATION

     The following is a summary of the material provisions of the Reorganization Agreement not summarized elsewhere in this Proxy Statement/Prospectus. The Reorganization Agreement is attached as Appendix A to this Proxy
Statement/Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Reorganization Agreement.

  Representations and Warranties

     The Reorganization Agreement contains various representations and warranties of the parties, including representations by EndoSonics, Cardiometrics and Merger Sub as to their organization capitalization, and corporate authority, the existence of certain liabilities and the absence of certain material undisclosed liabilities and changes in their businesses. Such representations and warranties will not survive consummation of the Merger.

  Covenants of EndoSonics and Cardiometrics; Conduct Prior to Merger

     Under the terms of the Reorganization Agreement, and for the period from the date of the Reorganization Agreement and continuing until the earlier of the termination of the Reorganization Agreement or the Effective Time, each of Cardiometrics and EndoSonics has agreed to carry on its and its subsidiaries' business in the ordinary course in substantially the same manner as conducted prior to execution of the Reorganization Agreement, and to use all reasonable efforts consistent with past practice to preserve its and its subsidiaries' present business organizations. Each of Cardiometrics and EndoSonics has also agreed to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business or which could have a material adverse effect on it and its subsidiaries. In addition, each of EndoSonics and Cardiometrics has agreed that it will not do, cause or permit any of the following without the prior written consent of the other: (a) cause or permit any amendments to its Certificate of Incorporation or Bylaws; (b) declare or pay any dividends on or make any other distributions in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire any shares of its capital stock except from former employees, directors and consultants in connection with any termination of service to it or its subsidiaries; (c) accelerate, amend or change the period of exercisability or vesting of options, warrants or other rights or authorize cash payments in exchange for any options or other similar rights or (d) take any of the actions described in (a) through (c) above. EndoSonics has also agreed to use reasonable efforts to prevent CVD from doing any of the actions listed in (a) through (c) of the preceding sentence.

  Conduct of Cardiometrics Business

     Moreover, under the terms of the Reorganization Agreement, Cardiometrics has agreed that, during the period from the date of the Reorganization Agreement and continuing until the earlier of the termination of the Reorganization Agreement or the Effective Time, it will not, among other things, do, cause or permit any of the following without the prior written consent of EndoSonics which consent shall not be unreasonably withheld: (a) enter into any material contract or material commitment, or violate, amend or otherwise modify or waive any of the terms of any of contracts required to be filed as an exhibit to its public filings other than in the ordinary course of business consistent with past practice, but in no event shall such contract, commitment, amendment, modification or waiver be in excess of $100,000; (b) issue, deliver or sell any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options or warrants outstanding as of the date of the Reorganization Agreement with specific exceptions for stock option grants under its stock option plans and repurchases; (c) transfer to any person or entity any rights to its intellectual property other than in the ordinary course of business; (d) enter into or amend any agreements pursuant to which any other party is granted exclusive rights with respect to any of its products or technology; (e) sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material to its business except in the ordinary course of business; (f) incur any indebtedness for borrowed money or guarantee

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

any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others; (g) enter into any operating lease in excess of an aggregate of $50,000; (h) pay, discharge or satisfy in an amount in excess of $25,000 in any one case or $100,000 in the aggregate, any claim, liability or obligation other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Cardiometrics' financial statements or incurred in the ordinary course of business; (i) make any material capital expenditures, material capital additions or material capital improvements except in the ordinary course of business; (j) materially reduce the amount of any material insurance coverage; (k) adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level employee, pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees except in the ordinary course of business or for changes pursuant to pre-existing employment agreements or changes in position; (l) grant any severance or termination pay to any director, officer or other employee except for payments made pursuant to standard written agreements or in the ordinary course of business; (m) commence a lawsuit other than (x) for the routine collection of bills, (y) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with EndoSonics prior to the filing of such a suit, or (z) for a breach of the Reorganization Agreement; (n) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, any business or other entity, or otherwise acquire or agree to acquire any assets which are material to its business, or acquire or agree to acquire any equity securities of any corporation or other entity; (o) other than in the ordinary course of business, make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, file any material tax return or any amendment to a material tax return, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; (p) revalue any of its assets other than in the ordinary course of business; or (q) take any of the actions described in (a) through (p) above.

  No Solicitation of Transactions

     Cardiometrics has further agreed that it will not, directly or indirectly,
(i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below) or (ii) subject to the terms of the immediately following sentence, engage in negotiations with, or disclose any nonpublic information relating to Cardiometrics to, or afford access to the properties, books or records of Cardiometrics to, any person that has advised Cardiometrics that it may be considering making, or that has made, a Takeover Proposal; provided, nothing contained in the Reorganization Agreement shall prohibit Cardiometrics' Board of Directors from taking and disclosing to Cardiometrics' stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if an unsolicited Takeover Proposal, or an unsolicited written expression of interest that can reasonably be expected to lead to a Takeover Proposal, shall be received by the Cardiometrics Board, then, to the extent the Cardiometrics Board believes in good faith (after consultation with its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Cardiometrics' stockholders from a financial point of view than the transaction contemplated by the Reorganization Agreement (any such more favorable Takeover Proposal being referred to herein as a "Superior Proposal") and the Cardiometrics Board determines in good faith after consultation with outside legal counsel that it is necessary for the Cardiometrics Board to comply with its fiduciary duties to stockholders under applicable law, Cardiometrics and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection therewith information and take such other actions as are consistent with the fiduciary obligations of the Cardiometrics Board, and such actions shall not be considered a breach of the Reorganization Agreement, provided that in each such event Cardiometrics notifies EndoSonics of such determination by the Cardiometrics Board and provides EndoSonics with a true and complete copy of the Superior Proposal received from such third party, if the Superior Proposal is in writing, or a complete written summary thereof, if it is not in writing, and provides EndoSonics with all documents containing or referring to non-public information

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

of Cardiometrics that are supplied to such third party; provided, further, that
(A) the Cardiometrics Board has determined, with the advice of Cardiometrics' investment bankers, that such third party is capable of making a Superior Proposal upon satisfactory completion of such third party's review of the information supplied by Cardiometrics, (B) the third party has made a written expression of interest that can be reasonably be expected to lead to a Superior Proposal, (C) Cardiometrics may not provide any non-public information to any such third party if it has not prior to the date thereof provided such information to EndoSonics or EndoSonics' representatives, and (D) Cardiometrics provides such non-public information pursuant to a non-disclosure agreement at least as restrictive as that certain non-disclosure agreement between EndoSonics and Cardiometrics, dated January 3, 1997; provided, however, that Cardiometrics shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal unless Cardiometrics shall have terminated the Reorganization Agreement pursuant to the withdrawal or modification of the approval and recommendation of the Reorganization Agreement by the Cardiometrics Board based on their fiduciary duties to the Cardiometrics stockholders and paid to EndoSonics all amounts payable to EndoSonics pursuant to the termination fees provision of the Reorganization Agreement. As used herein, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Cardiometrics or the acquisition of any significant equity interest in, or a significant portion of the assets of, Cardiometrics, other than the transactions contemplated by the Reorganization Agreement.

  Conditions to the Merger

     Each party's respective obligation to effect the Merger is subject to, among other things, the approval of the Reorganization Agreement and the Merger by the requisite vote of the stockholders of Cardiometrics, the Commission having declared the Proxy Statement/Prospectus and the CVD Registration Statement effective, and the satisfaction at or prior to the Effective Time of the additional following conditions: (a) the absence of any injunction, other legal action or regulatory restraint preventing the consummation of the Merger or rendering the consummation of the Merger illegal; (b) all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger having been received; and (c) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of EndoSonics Common Stock issuable in connection with the Merger.

     The obligations of Cardiometrics to effect the Merger are subject to, among other things, the satisfaction at or prior to the Effective Time of each of the following conditions, unless waived in writing by Cardiometrics: (a) the representations and warranties of EndoSonics and Merger Sub in the Reorganization Agreement shall be true and correct in all material respects on and as of the Effective Time; (b) EndoSonics and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of the Reorganization Agreement required to be performed and complied with by them as of the Effective Time; (c) Cardiometrics shall have received an officer's certificate executed on behalf of EndoSonics;(d) there shall not have occurred any material adverse change in the condition, properties, assets, liabilities, business, operations or results of operations or prospects of EndoSonics and its subsidiaries, taken as a whole; (e) Cardiometrics shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of EndoSonics or any of its subsidiaries or otherwise; and (f) no temporary restraining order, preliminary or permanent injunction or other legal or regulatory restraint provision limiting or restricting EndoSonics' business following the Merger shall be in effect, nor shall any proceeding brought by any governmental entity seeking the foregoing be pending.

     The obligations of EndoSonics and Merger Sub to effect the Merger are subject to, among other things, the satisfaction at or prior to the Effective Time of each of the following conditions, unless waived in writing by
EndoSonics: (a) the representations and warranties of Cardiometrics in the Reorganization Agreement shall be true and correct in all material respects on and as of the Effective Time; (b) Cardiometrics shall have performed and complied in all material respects with all covenants, obligations and conditions of the Reorganization Agreement required to be performed and complied

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

with by it as of the Effective Time; (c) EndoSonics shall have received an officer's certificate executed on behalf of Cardiometrics; (d) EndoSonics shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Cardiometrics or otherwise; (e) no temporary restraining order, preliminary or permanent injunction or other legal or regulatory restraint provision limiting or restricting EndoSonics' conduct or operation of the business of Cardiometrics following the Merger shall be in effect, nor shall any proceeding brought by any governmental entity seeking the foregoing be pending; and (f) there shall not have occurred any material adverse change in the condition, properties, assets, liabilities, business, operations or results of operations of Cardiometrics. To the extent any material conditions are waived, Cardiometrics will resolicit stockholder approval prior to consummation of the Merger.

  Closing

     As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, Merger Sub and Cardiometrics will file a certificate of merger with the Secretary of State of Delaware. The Merger will become effective upon such filing. It is anticipated that, assuming all conditions are met or waived, the Merger will occur and a closing will be held on or before July 24, 1997.

  Amendments and Termination

     The Reorganization Agreement may be amended by the boards of directors of the parties at any time by execution of an instrument in writing signed on behalf of each of the parties thereto; provided that an amendment made subsequent to adoption of the Reorganization Agreement by the stockholders of Cardiometrics or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Cardiometrics Common Stock,
(ii) alter or change any term of the Certificate of Incorporation of the surviving corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Reorganization Agreement if such alteration or change would adversely affect the holders of Cardiometrics Common Stock or Merger Sub Common Stock.

     At any time prior to the Effective Time, the Reorganization Agreement may be terminated (a) by mutual agreement of EndoSonics and Cardiometrics, (b) by either EndoSonics or Cardiometrics if (i) without fault of the terminating party, the closing of the Merger has not occurred on or before September 30, 1997, (ii) there is a breach by the other party of a representation, warranty or obligation set forth in the Reorganization Agreement in any material respect and such breach is not cured within ten (10) business days after receipt of written notice from the other, (iii) a Trigger Event (as defined below) or Takeover Proposal (as defined in "The Merger and Related Transactions -- The Agreement and Plan of Reorganization -- No Solicitations of Transactions") shall have occurred and the Cardiometrics Board of Directors in connection therewith withdraws or modifies its approval and recommendation of the Reorganization Agreement after determining that to cause Cardiometrics to proceed with the Merger would not be consistent with the Cardiometrics Board's fiduciary duty to the stockholders of Cardiometrics, (iv) there is a final, non-appealable order of a court or other competent authority in effect preventing consummation of the Merger or (v) the required approval of the stockholders of Cardiometrics is not obtained at the Cardiometrics Meeting.

     The Reorganization Agreement may be terminated by EndoSonics prior to the Effective Time if (i) Cardiometrics' Board of Directors withdraws or modifies its recommendation of the Reorganization Agreement or the Merger in a manner adverse to EndoSonics or shall have resolved to do any of the foregoing or (ii) for any reason, Cardiometrics fails to call and hold the Cardiometrics Meeting by September 30, 1997.

     For purposes of the Reorganization Agreement, a "Trigger Event" shall occur if any person acquires securities representing 15% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliates would beneficially own securities representing 20% or more, of the voting power of Cardiometrics.

  Termination Fee

     In the event that (a) either EndoSonics or Cardiometrics terminates the Reorganization Agreement following the occurrence of a Trigger Event or a Takeover Proposal and the Cardiometrics Board has withdrawn or modified its approval and recommendation of the Reorganization Agreement and the Merger after determining that to cause Cardiometrics to proceed with the Merger would not be consistent with their fiduciary duty to the stockholders of Cardiometrics, (b) either EndoSonics or Cardiometrics terminates the Reorganization Agreement following a failure of the stockholders of Cardiometrics to approve the Reorganization Agreement at the Cardiometrics Meeting and, prior to the Cardiometrics Meeting there shall have been (A) a Trigger Event with respect to Cardiometrics or (B) a Takeover Proposal with respect to Cardiometrics which at the time of the Cardiometrics Meeting shall not have been (x) rejected by Cardiometrics or (y) withdrawn by the third party, (c) EndoSonics terminates the Reorganization Agreement as a result of (i) a breach by Cardiometrics any of Cardiometrics' representations, warranties or obligations under the Reorganization Agreement in any material respects and such breach shall not have been cured within ten business days of receipt by Cardiometrics of written notice of such breach or (ii) Cardiometrics' failure to call and hold, for any reason, the Cardiometrics Meeting by September 30, 1997, and prior thereto there shall have been (A) a Trigger Event with respect to Cardiometrics or (B) a Takeover Proposal with respect to Cardiometrics which shall not have been (x) rejected by Cardiometrics and (y) withdrawn by the third party, or (d) EndoSonics terminates the Reorganization Agreement as a result of the withdrawal or modification by the Cardiometrics Board of its recommendation of the Reorganization Agreement or the Merger in a manner adverse to EndoSonics or its resolution to do any of the foregoing, then Cardiometrics shall promptly pay to EndoSonics the sum of $3,500,000.

     In the event that EndoSonics terminates the Reorganization Agreement as a result of (i) a breach by Cardiometrics any of Cardiometrics' representations, warranties or obligations under the Reorganization Agreement in any material respects and such breach shall not have been cured within ten business days of receipt by Cardiometrics of written notice of such breach or (ii) Cardiometrics' failure to call and hold, for any reason, the Cardiometrics Meeting by September 30, 1997, or (iii) a failure of the stockholders of Cardiometrics to approve the Reorganization Agreement at the Cardiometrics Meeting, then, provided the Merger Consideration at the time of the Cardiometrics Meeting is at least $9.00, Cardiometrics shall promptly reimburse EndoSonics $1,500,000 for the out-of-pocket costs and expenses incurred by EndoSonics in connection with the Reorganization Agreement and the transactions contemplated thereby as EndoSonics' sole remedy.

  Fees of Cardiometrics' Financial Advisor

     Pursuant to an engagement letter, dated December 9, 1996, between Cardiometrics and Dillon Read, Cardiometrics has paid Dillon Read (i) $50,000 upon the execution of the December 9, 1996 engagement letter and (ii) $300,000 for services rendered in connection with the preparation of its fairness opinion and has further agreed to pay Dillon Read 1.4% of the aggregate merger consideration upon the consummation of the Merger, less the fees previously paid pursuant to the December 9, 1996 engagement letter. Cardiometrics has also agreed to reimburse Dillon Read for the expenses reasonably incurred by it in connection with its engagement and to indemnify Dillon Read and its officers, directors, employees, agents and controlling persons against certain liabilities in connection with its services, including those arising under the federal securities laws.

  Indemnification and Insurance

     The Reorganization Agreement provides that after the Effective Time, EndoSonics will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Cardiometrics (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the full extent such corporation is permitted by law and the full extent provided under Cardiometrics' Certificate of Incorporation and Bylaws or any indemnification agreement with Cardiometrics officers and directors.

     The Reorganization Agreement also provides that, for four years after the Effective Time, EndoSonics will either maintain at least $100,000,000 in cash, marketable securities and unrestricted

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

lines of credit to be available to indemnify the Indemnified Parties or cause Cardiometrics to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person covered on the date of the Reorganization Agreement by Cardiometrics' officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date of the Reorganization Agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Cardiometrics Board with respect to the Merger, stockholders of Cardiometrics should be aware that certain officers and directors of Cardiometrics have interests in the Merger, including those referred to below, that are in addition to the interests of Cardiometrics' stockholders generally. The Cardiometrics Board was aware of these interests and considered them along with the other matters described in "The Cardiometrics Meeting -- Board Recommendation" and "The Merger and Related
Transactions -- Reasons for the Merger."

     Cardiometrics Change in Control Severance Plan ("Severance Plan") provides severance benefits for eligible employees of Cardiometrics, including the officers of the Company, one of whom, Dr. Nassi, is also a member of the Cardiometrics Board, upon an Involuntary Termination (as defined in the Severance Plan) of employment within the 12-month period following a Change in Control of Cardiometrics, which as defined in the Severance Plan includes the Merger. Involuntary Termination is defined as either (i) dismissal without cause, as further defined in the Severance Plan, (ii) resignation following reduction in compensation, without employee consent, or relocation of employee's place of employment, without employee consent, by more than 50 miles, or (iii) in the case of officers, "directors" and managers immediately before the Change in Control, resignation following a change in the employee's position that is effected without the employee's consent and materially reduces his or her level of responsibility or authority. The Severance Plan provides for cash severance payments based on specified percentages of the involuntarily terminated employee's annual base pay at the time of termination, with such percentages ranging from 16 2/3% of annual base pay to 100% of annual base pay, payable in a lump sum within 35 days of termination. If Dr. Nassi, Cardiometrics' President and Chief Executive Officer, is involuntarily terminated, as defined in the Severance Plan, during the 12-month period following the Effective Time, he would receive 100% of his annual base pay. If any other executive officer of Cardiometrics is involuntarily terminated, as defined in the Severance Plan, during the 12-month period following the Effective Time, each such officer would receive 50% of his or her annual base pay. The benefit payable under the Severance Plan is subject to reduction to avoid imposition of excise taxes applicable to certain parachute payments under the Federal tax laws.

     All of Cardiometrics' outstanding stock options and shares purchased under options, including outstanding options and shares held by Cardiometrics' officers and directors, will vest in full upon a Corporate Transaction (as such term is defined in Cardiometrics' 1995 Incentive Plan). The Merger will constitute a Corporate Transaction and, accordingly, all of Cardiometrics' outstanding stock options and shares purchased under options, including those held by Cardiometrics officers and directors, will vest in full at the Effective Time.

     Cardiometrics and Dr. Nassi have entered into an Employment Agreement dated December 13, 1990, which was subsequently amended and restated on numerous occasions (the "Nassi Employment Agreement"). Under the Nassi Employment Agreement, certain options granted to Dr. Nassi will vest in full if Dr. Nassi is terminated without cause (as defined in the Nassi Employment Agreement) or if Cardiometrics is acquired before such options are fully vested. As of December 31, 1996, Dr. Nassi held unvested options for a total of 33,985 shares, all of which will accelerate if Dr. Nassi is terminated without cause (as defined in the Nassi Employment Agreement) or if Cardiometrics is acquired and, accordingly, will become fully vested upon consummation of the Merger. The Nassi Employment Agreement also provides for continuation of Dr. Nassi's salary and benefits for a 12-month period in the event that his employment is terminated without cause, provided that Dr. Nassi provides certain consulting services to the Company and provided, further, that the severance payments will cease after six months if Dr. Nassi obtains full-time employment. Under the terms of the Severance Plan, Dr. Nassi cannot receive benefits under both his employment agreement and the Severance Plan; instead, he

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

would receive benefits under the program that applied depending on the circumstances of his employment termination or, if both apply, whichever would provide greater benefits.

     EndoSonics and all officers and certain directors of Cardiometrics have entered into a Voting Agreement and Irrevocable Proxy dated as January 26, 1997 (the "Voting Agreement") which provide, among other terms, that such officers and directors will not transfer or otherwise dispose of any of the shares of Cardiometrics Common Stock held by them. See "The Merger and Related Transactions -- Related Agreements -- Voting Agreements." EndoSonics, Merger Sub and Dr. Nassi entered into an Agreement dated as of January 26, 1997 pursuant to which Dr. Nassi is authorized to sell a limited number of his shares notwithstanding the Voting Agreement. Dr. Nassi is permitted to sell not more than that number of shares which will generate proceeds sufficient to satisfy Dr. Nassi's federal, state and local income tax liability and federal and state alternative minimum tax liability incurred for the 1996 tax year in connection with his exercise of a Cardiometrics stock option for 30,000 shares of Cardiometrics Common Stock in 1996. As partial consideration for EndoSonics' agreement to allow Dr. Nassi to sell a portion of his shares, Dr. Nassi has agreed to exercise a portion of his outstanding Cardiometrics stock options between January 26, 1997 and the date of the Cardiometrics Meeting to purchase at least a number of shares of Cardiometrics Common Stock equal to the number of shares he sells pursuant to the foregoing authorization. The Agreement further provides that Dr. Nassi may sell an additional number of shares of Common Stock sufficient to generate proceeds to satisfy any immediate tax liability arising from the foregoing exercise. Dr. Nassi has not yet exercised his rights under this Agreement and pursuant to Cardiometrics' Policy Against Insider Trading, as an officer or director of Cardiometrics, Dr. Nassi is not permitted to sell shares of Cardiometrics Common Stock between February 28 and three days following Cardiometrics' public release of its earnings for the quarter ended March 31.

     In order to facilitate the consummation of the Merger, the Cardiometrics Board authorized the extension of loans to directors, officers and other employees who agree to effect a net exercise of their outstanding Cardiometrics Options prior to the Effective Time, in order to leave such persons in a tax neutral position compared to having their Cardiometrics Options partially assumed and partially converted pursuant to the Merger. Such net exercises would facilitate the consummation of the Merger to the extent the resulting reduction in the aggregate number of shares of Cardiometrics Common Stock issued or issuable immediately prior to the Merger reduced the number of shares of EndoSonics Common Stock issuable upon consummation of the Merger, therefore not requiring the approval of EndoSonics' stockholders. However, as a result of Endosonics' purchases of 300,000 shares of Cardiometrics Common Stock since the execution of the Reorganization Agreement, EndoSonics does not require approval of its stockholders to consummate the Merger. Therefore, with EndoSonics' consent, Cardiometrics does not intend to grant loans or otherwise encourage net exercises of Cardiometrics Options.

     Prior to the execution of the Reorganization Agreement, certain officers and directors of EndoSonics held discussions with Dr. Nassi regarding his joining the Board of Directors of EndoSonics following the Effective Time. Immediately following the execution of the Reorganization Agreement, EndoSonics publicly announced that Dr. Nassi is expected to join the EndoSonics Board. Subsequently, EndoSonics entered into an agreement with Dr. Nassi dated as of March 10, 1997, which is subject to the approval of the Merger by the stockholders of Cardiometrics. This agreement provides that EndoSonics will make a cash severance payment of $175,000 to Dr. Nassi and that Dr. Nassi may also receive a discretionary bonus and stock option grant at the discretion of Reinhard J. Warnking, President and Chief Executive Officer of EndoSonics, based on the success of the Merger. Dr. Nassi has agreed to continue to serve as a consultant to EndoSonics until approximately December 15, 1997 at the equivalent of his current salary rate. The agreement also provides that Dr. Nassi will be elected to the EndoSonics Board of Directors after the consummation of the Merger.

     On March 14, 1997, EndoSonics entered into an employment agreement with Michael J. Sorna, Cardiometrics' Vice President, International Sales and Operations. The agreement provides that after the Merger closes Mr. Sorna will become EndoSonics' Vice President, European Sales & Marketing based in The Netherlands. EndoSonics has agreed to adjust Mr. Sorna's current base salary for the higher cost of living in the Netherlands, as well as reimburse him for reasonable moving expenses. In addition, EndoSonics has agreed to provide Mr. Sorna with a sign-on option package for 50,000 options subject to a four (4) year vesting schedule. Mr. Sorna may also receive an additional 25,000 options at the end of 1997 based on the achievement of certain milestones. Based on his performance, Mr. Sorna may also receive a cash bonus of no less than $10,000, as well as additional options. EndoSonics has also agreed to provide Mr. Sorna with a benefits package and a company car.

     Several of Cardiometrics' other officers have also entered into agreements with EndoSonics regarding their status after the consummation of the Merger. Robert Y. Newell, IV entered into an agreement with EndoSonics pursuant to which he has agreed to serve as a full time consultant to EndoSonics for the first three months following the consummation of the Merger and as a half time consultant for the three months after that. In addition, EndoSonics agreed to pay $20,000 to Mr. Newell if certain goals are met and that Mr. Newell's severance payment will be made within thirty-five days after the consummation of the Merger. Stanley Levy, Jr. entered into an agreement with EndoSonics with the following provisions: (i) EndoSonics will make Mr. Levy's severance payment on July 21, 1997; (ii) Mr. Levy will be on vacation from July 21, 1997 to August 8, 1997; (iii) Mr. Levy will serve as a full time consultant to EndoSonics from August 8, 1997 to December 31, 1997 and (iv) Mr. Levy will serve as a part time consultant for all of 1998. Jeffery S. Frisbie has declined an offer to work for EndoSonics after the consummation of the Merger. However, Mr. Frisbie has agreed to continue working until the end of August 1997, at which time his severance payment will be paid.

     The Reorganization Agreement provides that, after the Effective Time, the surviving corporation shall, to the fullest extent permitted under the laws of the State of Delaware or the Certificate of Incorporation or Bylaws of the surviving corporation, indemnify and hold harmless each director of the surviving corporation made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the corporation or a predecessor corporation. The Board of Directors in its discretion shall have the power on behalf of the surviving corporation to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that he is or was an officer or employee of the surviving corporation.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax consequences of (i) the exchange of shares of Cardiometrics Common Stock for EndoSonics Common Stock, CVD Common Stock and cash pursuant to the Merger and
(ii) the assumption in part of Cardiometrics Options by EndoSonics and the conversion of the balance into the right to receive CVD Common Stock and cash pursuant to the Merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to EndoSonics, Cardiometrics or Cardiometrics' stockholders and optionholders, as described herein.

     Cardiometrics stockholders and optionholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Cardiometrics stockholders or optionholders in light of their particular circumstances, such as persons who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who do not hold their Cardiometrics Common Stock as capital assets, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Merger (whether or not any such transactions are undertaken in connection with the Merger), including without limitation any transaction in which shares of Cardiometrics Common Stock are acquired or shares of EndoSonics Common Stock or CVD Common Stock are disposed of. Accordingly, CARDIOMETRICS STOCKHOLDERS AND OPTIONHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

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

  Tax Consequences to Cardiometrics Stockholders

     The Merger will constitute a fully taxable transaction rather than a tax-free reorganization. Each Cardiometrics stockholder will recognize gain or loss upon the Merger based on the difference between (i) the sum of the cash, the fair market value of the EndoSonics Common Stock and the fair market value of the CVD Common Stock received by the Cardiometrics stockholder in the Merger and (ii) such stockholder's tax basis in his or her shares of Cardiometrics Common Stock exchanged in the Merger. Except in the case of certain stockholders who have acquired their shares of Cardiometrics Common Stock through the exercise of incentive stock options (as discussed below), such gain or loss will be a capital gain or loss if the exchanged Cardiometrics Common Stock is a capital asset in the hands of the Cardiometrics stockholder and will be long-term capital gain or loss if such stockholder has held his or her shares of Cardiometrics Common Stock for more than one year.

     Stockholders who acquired their shares of Cardiometrics Common Stock through the exercise of incentive stock options under the federal tax laws will trigger a disqualifying disposition of those shares when the shares are exchanged for cash, CVD Common Stock and EndoSonics Common Stock in the Merger, if the shares have not been held for more than two years from the grant date of the incentive stock option and more than one year after the exercise date of the incentive stock option for those shares. Upon such a disqualifying disposition, the Cardiometrics stockholder will recognize ordinary income equal to the excess of (i) the fair market value of the shares of Cardiometrics Common Stock at the time the incentive stock option was exercised for those shares over (ii) the aggregate exercise price paid for the shares. Any additional gain or any loss recognized upon the exchange of those shares in the Merger will be a capital gain or loss, which will be long-term if the shares of Cardiometrics Common Stock have been held for more than one year. However, if the aggregate fair market value of the EndoSonics Common Stock, CVD Common Stock and cash received per share of Cardiometrics Common Stock in the Merger is less than the exercise price paid per share of Cardiometrics Common Stock upon the exercise of the incentive stock option, then the Cardiometrics stockholder will not recognize any ordinary income upon the disqualifying disposition of those shares in the Merger and will recognize a capital loss per share equal to the excess of such exercise price per share over the Merger Consideration paid per share of Cardiometrics Common Stock. The capital loss will be short-term unless the shares of Cardiometrics Common Stock involved in the disqualifying disposition have been held for more than one year.

  Tax Consequences to Holders of Cardiometrics Options

     Upon the conversion in part of each outstanding Cardiometrics Option into the right to receive cash and CVD Common Stock in the Merger, the optionholder will recognize ordinary income in the amount of the cash and the fair market value of the CVD Common Stock received with respect to that option. Such income will constitute wages subject to the Company's collection of applicable federal and state income and employment withholding taxes.

     No income will be recognized for federal income tax purposes upon the assumption of the Cardiometrics Options by EndoSonics. Each Cardiometrics Option assumed by EndoSonics in the Merger will thereafter be subject to taxation in accordance with the following provisions:

          INCENTIVE STOCK OPTION: To the extent the assumed Cardiometrics Option continues as an incentive stock option after the Merger, the optionholder will not recognize any taxable income at the time that such option is exercised. However, the amount by which the fair market value (at the time of exercise) of the shares of EndoSonics Common Stock purchased under the assumed option exceeds the exercise price paid for those shares will constitute an adjustment to the optionholder's income for alternative minimum tax purposes. The optionholder will recognize taxable income in the year in which the purchased shares are sold or otherwise the subject of a taxable disposition. For federal income tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. A qualifying disposition will occur if the sale or other disposition is made after the shares have been held for more than two years after the option grant date and more than one year after the option exercise date. Upon a qualifying disposition, the optionholder will recognize a long-term capital gain equal to the amount realized upon the sale or disposition of the shares less

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

     the exercise price paid for those shares. If either of the two holding periods is not satisfied, then a disqualifying disposition will result. Upon a disqualifying disposition of the purchased shares, the optionholder will recognize ordinary income in an amount equal to the excess of (i) the fair market value of those shares on the option exercise date over (ii) the exercise price paid for the shares. Any additional gain or any loss recognized upon the disqualifying disposition will be a capital gain or loss, which will be long-term if the shares are held for more than one year prior to such disposition.

          NON-STATUTORY STOCK OPTION: To the extent the assumed Cardiometrics Option is a non-statutory option under the federal tax laws, the optionholder will, at the time such option is exercised, recognize ordinary income in an amount equal to the excess of (i) the fair market value of the purchased shares of EndoSonics Common Stock on the exercise date over (ii) the exercise price paid for those shares. Such income will constitute wages, and the optionholder will be required to satisfy the income and employment tax withholding liability attributable to those wages.

  Tax Consequences to EndoSonics and Cardiometrics

     Cardiometrics will not recognize taxable gain or loss as a result of the Merger. EndoSonics will recognize taxable gain or loss upon the Merger based on the difference between the fair market value of the CVD Common Stock transferred in the Merger and EndoSonics' tax basis in such CVD Common Stock.

     Cardiometrics will be entitled to an income tax deduction with respect to each disqualifying disposition of incentive stock option shares which occurs by reason of the Merger. The amount of such deduction will be equal to the ordinary income recognized by the optionholder in connection with the disqualifying disposition.

     Cardiometrics will be entitled to an income tax deduction with respect to the cash and the CVD Common Stock distributed with respect to each outstanding Cardiometrics Option at the time of the Merger.

ACCOUNTING TREATMENT

     The Merger will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles, whereby the purchase price will be allocated based on the fair value of the assets acquired and liabilities assumed. Such allocation will be made based upon valuations that have not been finalized. It is anticipated that a significant portion of the purchase price will be allocated to in-process research and development which will result in a charge to EndoSonics' consolidated statement of operations of approximately $41.1 million in the fiscal quarter in which the Merger closes. The amount of the estimated charge is based on a preliminary valuation and the actual amount could vary significantly upon completion of the final valuation.

     An effect of the purchase accounting will be to record developed technology and other intangible assets which will result in amortization charges to the operations of EndoSonics over the useful lives of such assets. The amount of such charges are estimated at approximately $700,000 per fiscal year for approximately eight years; however, actual charges could vary significantly in the event the underlying assets are impaired or the related useful lives are less than currently estimated. See "Unaudited Pro Forma Condensed Combined Financial Data."

REGULATORY APPROVALS

     Neither Cardiometrics nor EndoSonics is aware of any regulatory approvals necessary for the consummation of the Merger.

APPRAISAL RIGHTS

     Record holders of Cardiometrics Common Stock are entitled to appraisal rights under Section 262 ("Section 262") of the Delaware General Corporations Law (the "DGCL"). The following discussion represents a summary of the material provisions of Section 262, and is qualified in its entirety by reference to the full text of Section 262, which is reprinted in its entirety as Appendix B to this Proxy Statement/Prospectus. A person having a beneficial interest in shares of Cardiometrics Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect the appraisal rights provided under
Section 262.

     Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the Cardiometrics Meeting, not less than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for which appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section
262. THIS PROXY STATEMENT/PROSPECTUS SHALL CONSTITUTE SUCH NOTICE TO THE RECORD HOLDERS OF CARDIOMETRICS COMMON STOCK. ANY SUCH STOCKHOLDER WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS SHOULD REVIEW THE FOLLOWING DISCUSSION AND APPENDIX B CAREFULLY, BECAUSE FAILURE TO TIMELY AND STRICTLY COMPLY WITH THE PROCEDURES SPECIFIED MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

     Under the DGCL, a record holder of shares of Cardiometrics Common Stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the Effective Time, who otherwise complies with the statutory requirements set forth in Section 262 and who neither votes in favor of approval of the Reorganization Agreement and the Merger nor consents thereto in writing will be entitled to have their shares of Cardiometrics Common Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares as described below. Such holders are, in such circumstances, entitled to appraisal rights because they hold stock of a constituent corporation to the Merger and are required by the Reorganization Agreement to accept cash as a portion of the Merger Consideration. Since holders of shares of Cardiometrics Common Stock wishing to exercise appraisal rights must not vote in favor of approval of the Reorganization Agreement and the Merger, such holders should not deliver unmarked proxies (i.e., proxies without instructions) to Cardiometrics as such proxies will be voted FOR such approval. See "The Cardiometrics
Meeting -- Voting of Proxies."

     A holder of share of Cardiometrics Common Stock wishing to exercise his appraisal rights must deliver to the Secretary of Cardiometrics, before the vote on the Reorganization Agreement at the Cardiometrics Meeting, a written demand for appraisal of his shares of Cardiometrics Common Stock. Merely voting or delivering a proxy directing a vote against approval of the Reorganization Agreement and the Merger will not constitute a demand for appraisal. A written demand is essential. Such written demand must reasonably inform Cardiometrics of the identity of the holder and that such holder intends thereby to demand appraisal of the holder's shares. All written demands for appraisal of Cardiometrics Common Stock should be sent or delivered to Cardiometrics, Inc., 645 Clyde Avenue, Mountain View, California 94043, Attn: Corporate Secretary. In addition, a holder of shares of Cardiometrics Common Stock wishing to exercise his appraisal rights must hold such shares of record on the date the written demand for appraisal is made and must hold such shares continuously through the Effective Time. Stockholders who hold their shares of Cardiometrics Common Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights must take all necessary steps in order that a demand for appraisal is made by the record holder of such shares and are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by the record holder.

     Within 10 days after the Effective Time, the Surviving Corporation must send a notice as to the effectiveness of the Merger to each person who has satisfied the appropriate provisions of Section 262 and who is entitled to appraisal rights under Section 262. Within 120 days after the Effective Time, any holder of record of shares of Cardiometrics Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth (i) the aggregate number of shares of Cardiometrics Common Stock not voted in favor of the Reorganization Agreement and with respect to which demands for appraisal have been received and (ii) the aggregate number of holders of such shares. Any such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation.

     Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of shares of Cardiometrics Common Stock who has complied with the foregoing procedures and who is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the "fair value" of such shares. The Surviving Corporation is not under any obligation to file a petition with respect to the appraisal of the "fair value" of the shares of Cardiometrics Common Stock and neither EndoSonics nor Cardiometrics presently intends that the Surviving Corporation file such a petition. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262. A holder of shares of Cardiometrics Common Stock will fail to perfect, or effectively lose, his right to appraisal if no petition for appraisal of shares of Cardiometrics Common Stock is filed within 120 days after the Effective Time.

     If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the holders of shares of Cardiometrics Common Stock entitled to appraisal rights and will appraise the "fair value" of the shares of Cardiometrics Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Holders considering seeking appraisal should be aware that the "fair value" of their shares of Cardiometrics Common Stock as determined under Section 262 could be more than, the same as, or less than the value of the Merger Consideration they would receive if they did not seek appraisal. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy.

     The Delaware Court of Chancery will determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Cardiometrics Common Stock have been appraised. The costs of the action may be determined by such court and taxed upon the parties as the court deems equitable. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any holder of shares of Cardiometrics Common Stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of Cardiometrics Common Stock entitled to appraisal.

     If any holder of shares of Cardiometrics Common Stock who demands appraisal of his shares under Section 262 fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the shares of Cardiometrics Common Stock of such stockholder will receive the Merger Consideration in accordance with the Reorganization Agreement. A holder may withdraw his demand for appraisal by delivering to the Surviving Corporation a written withdrawal of his demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation. Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights.

     Any holder of shares of Cardiometrics Common Stock who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the shares of Cardiometrics Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares of Cardiometrics Common Stock as of a date prior to the Effective Time).

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements give effect to the merger of EndoSonics and Cardiometrics pursuant to the Reorganization Agreement. The unaudited pro forma condensed combined balance sheet gives effect to the Merger as if it occurred on March 31, 1997. The unaudited pro forma condensed combined statement of operations gives effect to the Merger as if it occurred on January 1, 1996.

     The pro forma condensed combined financial statements are based on the historical financial statements of EndoSonics and Cardiometrics, giving effect to the Merger applying the purchase method of accounting and the assumptions and adjustments as discussed in the accompanying notes to the pro forma condensed consolidated financial statements. The pro forma condensed combined financial statements for the year ended December 31, 1996 have been prepared by EndoSonics management based upon the audited consolidated financial statements of EndoSonics for the year then ended and the audited financial statements of Cardiometrics for the year then ended. The pro forma condensed combined financial statements as of and for the three months ended March 31, 1997 have been prepared by EndoSonics management based upon the unaudited consolidated financial statements of EndoSonics and the unaudited financial statements of Cardiometrics as of March 31, 1997 and for the three months then ended.

     The Merger will be accounted for using the purchase method of accounting. The unaudited pro forma condensed combined financial statements have been prepared on the basis of assumptions described in the notes thereto and include assumptions relating to the allocation of the consideration paid for the assets and liabilities of Cardiometrics based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the unaudited pro forma condensed combined financial statements after independent valuations and other procedures are completed following the closing of the Merger. EndoSonics does not expect that the final allocation of the aggregate purchase price for the Merger will differ materially from the preliminary allocations. In the opinion of EndoSonics, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial statements have been made based on the proposed terms and structure of the Merger.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on January 1, 1996 or March 31, 1997, respectively, nor is it necessarily indicative of future operating results or financial position.

     These pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of EndoSonics and Cardiometrics incorporated by reference and included herein, respectively.

                     UNAUDITED PRO FORMA COMBINED CONDENSED

                                 BALANCE SHEET

                                 MARCH 31, 1997
                                 (in thousands)

                                                                                                                       PRO FORMA
                                                                                                                        COMBINED
                                                                                                       PRO FORMA       REFLECTING
                                                                     ENDOSONICS     CARDIOMETRICS     ADJUSTMENTS        MERGER
                                                                     ----------     -------------     -----------      ----------
ASSETS
Current assets:
  Cash, cash equivalents and short term investment.................   $ 36,350        $  15,596        $ (22,606)(A)    $ 29,340
  Accounts receivable, net of allowances...........................      7,808            2,292           --              10,100
  Related party receivables........................................        109            1,771           --               1,880
  Inventories......................................................      3,382            2,578              900 (A)       6,860
  Other current assets.............................................        925              731           --               1,656
                                                                      --------         --------         --------        --------
Total current assets...............................................     48,574           22,968          (21,706)         49,836
Property, plant and equipment, net.................................      2,155            1,036              (44)(A)       3,147
Developed technology...............................................     --              --                 4,970 (A)       4,970
Other intangible assets............................................     --              --                   689 (A)         689
Investments........................................................     21,607          --                (4,899)(D)      16,708
Other non-current assets...........................................         29                1           --                  30
                                                                      --------         --------         --------        --------
                                                                      $ 72,365        $  24,005        $ (20,990)       $ 75,380
                                                                      ========         ========         ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable, current portion...................................   $ --            $     166        $  --            $    166
  Accounts payable.................................................      1,309              968           --               2,277
  Accrued employee compensation....................................      1,393              628           --               2,021
  Accrued clinical trial expenses..................................     --                  556           --                 556
  Deferred revenue and other current liabilities...................      2,772              238            3,439 (C)       6,449
  Income taxes payable.............................................     --              --                   200 (D)         200
                                                                      --------         --------         --------        --------
Total current liabilities..........................................      5,474            2,556            3,639          11,669
Note payable, less current portion.................................     --                   19                               19
STOCKHOLDERS' EQUITY
  Common stock.....................................................         14               70              (67)(A)          17
  Additional paid-in-capital.......................................    124,424           57,405          (57,405)(A)     158,051
                                                                                                          33,627 (A)
  Deferred compensation............................................     --                 (496)             496 (A)      --
  Accumulated deficit..............................................    (57,495)         (35,549)         (41,092)(B)     (94,324)
                                                                                                           4,263 (D)
                                                                                                          35,549 (A)
  Unrealized gain on available for sale securities.................         (3)         --                --                  (3)
  Foreign currency translation.....................................        (49)         --                --                 (49)
                                                                      --------         --------         --------        --------
Total stockholders' equity.........................................     66,891           21,430          (24,629)         63,692
                                                                      --------         --------         --------        --------
                                                                      $ 72,365        $  24,005        $ (20,990)       $ 75,380
                                                                      ========         ========         ========        ========

---------------
(A) Reflects the allocation of the purchase price, based on estimated fair values, to the historical Cardiometrics balance sheet. The adjustment includes $5.0 million of purchased developed technology, $0.7 million of other intangible assets and $0.9 million for write-up of the inventory. Also reflects the elimination of the Cardiometrics stockholders' equity accounts. The adjustment to cash gives effect to the $3.00 per share to be paid to Cardiometrics stockholders plus cash paid for outstanding options. The credit to common stock and additional paid-in-capital reflects the value of the shares to be issued by EndoSonics to Cardiometrics stockholders.

(B) Reflects the one-time write-off of purchased research and development identified in the purchase price allocation.

(C) Reflects estimated costs attributable to the transaction by both parties ($1.5 million each, less $761 in merger expenses incurred by Cardiometrics during the three months ended March 31, 1997) and provisions for employee termination benefits ($1.2 million). Such adjustments have not been included in the pro forma combined condensed statement of operations pursuant to Regulation S-X, due to their non-recurring nature. The employee termination benefits are accrued pursuant to a "Change in Control Severance Plan" which covers all regular, full-time employees of Cardiometrics who are involuntarily terminated within twelve months following a Change in Control.

(D) Reflects the transfer of CVD common stock with a fair market value of approximately $8.6 million to Cardiometrics stockholders and optionholders, the resulting gain and Alternative Minimum Tax of approximately $200,000. The tax on the gain on the transfer of CVD common stock differs from the statutory rate due to the utilization of available net operating losses.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                     UNAUDITED PRO FORMA CONDENSED COMBINED

                            STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1997
                    (In thousands, except per share amounts)

                                                                                                       PRO FORMA
                                                                                                       COMBINED
                                                                                    PRO FORMA          REFLECTING
                                                      ENDOSONICS   CARDIOMETRICS   ADJUSTMENTS          MERGER
                                                      ----------   -------------   -----------         ---------
REVENUES:
  Product sales...................................     $  6,221       $ 3,467        $--                $ 9,688
  Contract revenue................................          109        --             --                    109
                                                        -------       -------        -------            -------
          Total revenues..........................        6,330         3,467         --                  9,797
COSTS AND EXPENSES:
  Costs of product sales..........................        3,419         1,391         --                  4,810
  Research and development........................        1,016           862                             1,878
  Selling, general and administrative.............        1,735         2,189                             3,924
  Merger expenses.................................       --               761           (761)(D)          --
  Amortization of goodwill and purchased
     intangible assets............................       --            --                198 (A)            198
                                                        -------       -------        -------            -------
          Total costs and expenses................        6,170         5,203           (563)            10,810
                                                        -------       -------        -------            -------
Income (loss) from operations.....................          160        (1,736)           563             (1,013)
Equity in net loss of CardioVascular Dynamics,
  Inc.............................................         (269)       --                 71 (B)           (198)
OTHER INCOME (EXPENSE)
  Interest income.................................          611           226           (300)(C)            537
  Distributorship fees and other income
     (expense)....................................            3            (8)        --                     (5)
                                                        -------       -------        -------            -------
          Total other income (expense)............          614           218           (300)               532
                                                        -------       -------        -------            -------
          Net income (loss).......................     $    505       $(1,518)       $   334            $  (679)
                                                        =======       =======        =======            =======
Net income (loss) per share.......................     $    .04       $  (.22)                          $  (.04)
                                                        =======       =======                           =======
Shares used in the calculation of net loss per
  share...........................................       13,547         6,944                            15,983
                                                        =======       =======                           =======

---------------

(A) Reflects the amortization of goodwill and other intangible assets identified in the purchase price allocation.

(B) Reflects a reduction in the amount of CVD's losses recognized on the equity method for the three months ended March 31, 1997 assuming the transfer of approximately 1,027,000 shares of CVD stock occurred on January 1, 1996.

(C) Reflects decreased interest income as a result of cash paid to complete merger transaction.

(D) To eliminate merger expenses incurred during the three months ended March 31, 1997 pursuant to Regulation S-X.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                     UNAUDITED PRO FORMA CONDENSED COMBINED

                            STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                    (In thousands, except per share amounts)

                                                                                             PRO FORMA
                                                                                             COMBINED
                                                                          PRO FORMA          REFLECTING
                                            ENDOSONICS   CARDIOMETRICS   ADJUSTMENTS          MERGER
                                            ----------   -------------   -----------         ---------
REVENUES:
  Product sales.........................     $ 23,542       $14,003       $       --         $  37,545
  Contract revenue......................          831            --               --               831
                                              -------       -------          -------           -------
          Total revenues................       24,373        14,003               --            38,376
COSTS AND EXPENSES:
  Costs of product sales................       15,688         5,214              900 (D)        21,802
  Research and development..............        5,746         3,279               --             9,025
  Selling, general and administrative...       10,029         8,682               --            18,711
  Amortization of goodwill and purchased
     intangible assets..................           --            --              791 (A)           791
  Restructuring.........................          518            --               --               518
                                              -------       -------          -------           -------
          Total costs and expenses......       31,981        17,175            1,691            50,847
                                              -------       -------          -------           -------
Loss from operations....................       (7,608)       (3,172)          (1,691)          (12,471)
Equity in net loss of CardioVascular
  Dynamics, Inc.........................       (1,621)           --              416 (B)        (1,205)
OTHER INCOME (EXPENSE)
  Interest income.......................        2,269         1,045           (1,200)(C)         2,114
  Distributorship fees and other income
     (expense)..........................         (203)          (51)              --              (254)
                                              -------       -------          -------           -------
          Total other income
            (expense)...................        2,066           994           (1,200)            1,860
                                              -------       -------          -------           -------
          Net loss......................     $ (7,163)      $(2,178)      $   (2,475)        $ (11,816)
                                              =======       =======          =======           =======
Net loss per share......................     $   (.53)      $  (.32)                         $    (.75)
                                              =======       =======                            =======
Shares used in the calculation of net
  loss per share........................       13,395         6,834                             15,819
                                              =======       =======                            =======

---------------

(A) Reflects the amortization of goodwill and other intangible assets identified in the purchase price allocation.
(B) Reflects a reduction in the amount of CVD's losses recognized on the equity method for the year ended December 31, 1996 assuming the transfer of approximately 1,027,000 shares of CVD stock occurred on January 1, 1996.
(C) Reflects decreased interest income as a result of cash paid to complete merger transaction.
(D) Reflects the effect of a $0.9 million increase in inventory as part of the allocation of the purchase price.

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS
NOTE 1

     The unaudited pro forma condensed combined balance sheet of EndoSonics and Cardiometrics has been prepared as if the Merger, which is being accounted for as a purchase, was completed as of March 31, 1997. Based on an average of closing prices per share of EndoSonics common stock just prior and after January 27, 1997 (the announcement date of the merger) and a recent closing price per share (May 19, 1997) of CVD common stock, which is held by EndoSonics as an investment, ($12.75 and $8.375, respectively), such balance sheet reflects the conversion of Cardiometrics common stock outstanding as of March 31, 1997 (6,960,000) into: (i) approximately 2,436,000 shares of EndoSonics Common Stock,
(ii) approximately 949,000 shares of CVD common stock (reflecting the minimum exchange ratio of CVD shares proscribed in the Reorganization Agreement), and
(iii) $20.9 million in cash pursuant to the Merger. The calculation excludes 35,156 of warrants to acquire Cardiometrics common stock outstanding at March 31, 1997 which are expected to be net exercised prior to the consummation of the merger as the effect of such exercise is not material. The pro forma calculation also excludes the effect of open market purchases by EndoSonics of Cardiometrics Common Stock. Certain options outstanding at March 31, 1997 to purchase approximately 892,480 shares of Cardiometrics common stock will be assumed by EndoSonics pursuant to the Merger and converted into options to purchase approximately 312,368 shares of EndoSonics Common Stock. In addition, option holders will receive an aggregate of approximately 78,000 shares of CVD common stock and cash of $1,722,000 determined in accordance with the terms of the Reorganization Agreement. The total cost of the proposed Merger is estimated to be approximately $66.3 million, including transaction costs incurred by EndoSonics of approximately $1.5 million, which include financial advisory, legal and accounting fees.

     The estimated purchase price consists of the following:

                Cash...............................................  $22,606
                EndoSonics common stock............................   33,630
                CVD common stock...................................    8,601
                Estimated transaction costs........................    1,500
                                                                     -------
                                                                     $66,337
                                                                     =======

     Based upon a preliminary independent valuation of tangible and intangible assets, EndoSonics has allocated the cost of the merger in excess of the net assets of Cardiometrics at December 31, 1996 as follows (in thousands):

                Tangible assets acquired...........................  $24,861
                In-process research and development................   41,092
                Developed technology...............................    4,970
                Other intangibles..................................      689
                Liabilities assumed (including Cardiometrics
                  transaction costs and termination benefits)......   (5,275)
                                                                     -------
                                                                     $66,337
                                                                     =======

     Pursuant to Regulation S-X, the in-process research and development has been written-off against the combined accumulated deficit and has not been reflected in the pro forma condensed combined statement of operations. The developed technology will be amortized over the estimated related lives of the related products of eight years. The other intangibles will be amortized over lives ranging from 3 to 8 years.

     As part of the merger consideration, EndoSonics will transfer approximately 1,027,000 shares of CVD common stock with a fair market value of approximately $8.6 million to the Cardiometrics stockholders and optionholders. Such shares have a book value of approximately $4.9 million, and therefore EndoSonics will recognize a gain of approximately $3.7 million upon the transfer. This gain,

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

and the resulting income tax expense (comprised of Alternative Minimum Tax), have been reflected as an adjustment to stockholders equity in the unaudited pro forma condensed combined balance sheet, but excluded from the unaudited pro forma condensed combined statement of operations due to the non-recurring nature of the transaction.

     The pro forma adjustments include accrued liabilities of $1.5 million (less $0.8 million incurred by Cardiometrics in the three months ended March 31, 1997) for costs estimated to be incurred by Cardiometrics in the Merger and $1.2 million of provisions for employee termination benefits.

NOTE 2

     The unaudited pro forma condensed combined statements of operations of EndoSonics and Cardiometrics has been prepared as if the Merger was completed as of January 1, 1996, and reflects the amortization of developed technology, (other intangibles) and goodwill for the year ended December 31, 1996 and the three months ended March 31, 1997. In addition, interest income has been reduced as a result of the assumed payment of cash to effect the Merger on January 1, 1996.

     EndoSonics consolidated the operations of CVD through the date of CVD's initial public offering in June 1996. Thereafter, CVD's results of operations were reflected in the EndoSonics statement of operations on the equity method. Had the transfer of the 1,027,000 shares of CVD common stock described in Note 1 above occurred on January 1, 1996, then EndoSonics would have still consolidated the results of CVD's operations but would have had a reduction in the amount of CVD's losses recognized on the equity method for the last six months of 1996 and the first three months of 1997.

NOTE 3

     The shares used in computing the unaudited pro forma combined net loss per share for the year ended December 31, 1996 and the three months ended March 31, 1997 are based upon the historical weighted average common shares outstanding adjusted to reflect the issuance, as of January 1, 1996, of approximately 2,436,000 shares of EndoSonics Common Stock as described in Note 1. Options to purchase approximately 892,480 shares of Cardiometrics common stock will be assumed by EndoSonics pursuant to the Merger and converted into options to purchase approximately 312,368 shares of EndoSonics common stock. The EndoSonics common stock issuable upon exercise of these stock options have been excluded as the effect would be anti-dilutive.

                             CARDIOMETRICS BUSINESS

GENERAL

     Cardiometrics develops, manufactures and markets intravascular medical devices to measure blood flow impairment caused by coronary artery disease. Cardiometrics' principal products, the FloWire(R) Doppler guide wire and FloMap(R) ultrasound instrument, represent an advance in functional testing of blood flow impairment, enabling cardiologists to evaluate the appropriateness of angioplasty interventions and assess post-procedural results directly in the cardiac catheterization laboratory. Clinical experience demonstrates that the measurement of blood flow impairment downstream from (distal to) an obstruction, which Cardiometrics calls functional angiometry, provides information to improve the quality of patient care and procedure outcomes in the diagnosis and treatment of cardiovascular disease. The FloWire/FloMap system has received clearance from the U.S. Food and Drug Administration ("FDA") and many corresponding European and Pacific Rim regulatory agencies. As of March 1997, more than 71,000 FloWire guide wires have been sold and approximately 515 FloMap instruments have been shipped.

     Cardiometrics has also developed the WaveWire(TM)/WaveMap(TM) intracoronary blood pressure measurement system, which was first used in a clinical case in Europe in December 1996. Cardiometrics submitted a 510(k) application for the WaveWire/WaveMap system in December 1996 and expects the product will be available for sale in international markets as early as the second half of 1997.

     Cardiometrics' goal is to improve the quality of care and patient outcomes by enhancing cost-effective diagnostic and interventional decision making for patients with intravascular diseases. Key elements of Cardiometrics' business strategy are to: (i) establish functional angiometry as a new "gold standard" in the diagnosis of coronary artery disease to be used in conjunction with angiography; (ii) establish functional angiometry as a primary tool for assessing the results of interventions and the need for stent placement; (iii) increase the reimbursement of functional angiometry; (iv) increase the rate of FloWire usage with the installed base of FloMap instruments; and (v) utilize Cardiometrics' core technologies to develop devices for other markets and applications.

BACKGROUND

     Heart disease is the leading cause of death and disability in the United States. Atherosclerosis, a principal form of heart disease, is a progressive and degenerative process in which cholesterol and other fatty materials are deposited on the walls of arteries, forming a build-up of plaque known as a lesion. The accumulation of plaque, in turn, narrows the interior passage, or lumen, of the blood vessels and in many cases impairs blood flow beyond the blockage. Atherosclerosis in the coronary arteries, which carry oxygenated blood to the heart, results in chest pain, known as angina, and can ultimately lead to heart attack and death. In peripheral arteries atherosclerosis can lead to decreased mobility, chronic pain and amputation. In the cerebrovasculature (the vascular system of the brain) atherosclerosis can lead to stroke.

  Treatment

     The primary treatment options for atherosclerosis are drug therapy, Coronary Artery Bypass Grafting ("CABG") and Percutaneous Transluminal Coronary Angioplasty ("PTCA" or "balloon angioplasty"). In addition, a variety of new catheter based treatments have been developed to augment or replace balloon angioplasty, including atherectomy, laser angioplasty and, most predominantly, stent placement. Some drug therapies act directly to reduce the accumulation of plaque or prevent additional plaque from forming, while others merely relieve angina without eradicating the plaque itself. CABG surgery redirects blood flow around one to four arterial blockages. Conduit vessels taken from elsewhere in the body are grafted to the blocked vessels so blood can bypass the occlusion or blockage within the lumen. PTCA is a procedure in which a balloon tipped catheter is guided to the lesion and then inflated and deflated several times to compress the plaque against the vessel wall. The blockage is reduced by rupturing the plaque and stretching it against the vessel wall.

     Although angioplasty is generally successful in initially opening the blockage, between 30% and 40% of angioplasty patients suffer a significant renarrowing of the treated blood vessel within six months after the procedure, a process known as restenosis. Coronary blockages can also be treated with atherectomy, which uses a mechanical device at the tip of a catheter to cut or grind away plaque, and laser angioplasty, which delivers laser energy to break down or ablate plaque. These devices are also associated with a high rate of restenosis. The most significant recent development in the treatment of coronary artery disease is the placement of stents. Stents are small metal frames delivered to the lesion using a catheter and a guide wire, deployed (i.e., expanded) and permanently left in the artery as an implant to maintain the open lumen and improve blood flow. Because stents have been shown to reduce the rate of restenosis from approximately 30-40% down to 20% or less, they are rapidly gaining acceptance among and are increasingly being used by cardiologists. However, due to the high cost of stenting and the difficulty of reopening an area of restenosis which has already been stented, Cardiometrics believes a new practice pattern of provisional or conditional stenting is developing. Provisional stenting is the technique of identifying only those lesions in which stents would provide optimum results given the increased cost and improved clinical outcomes, rather than a blanket strategy of stenting each lesion. Under provisional or conditional stenting, if aggressive balloon angioplasty does not achieve satisfactory results, then stenting is performed.

  Diagnosis

     Coronary angiography is considered the "gold standard" in the diagnosis of coronary artery disease. Coronary angiography is performed in the cardiac catheterization laboratory to evaluate the location, size and shape of atherosclerotic lesions by injecting a radiopaque dye (an ingestible or injectable viscous liquid that facilitates internal organ imaging via X-ray) via a catheter into the coronary arteries so that the relative degree of narrowing of the vessels causing obstruction of blood flow may be observed on an x-ray monitor. Based on a visual observation of the distribution of the dye throughout the arteries, the cardiologist locates the lesion and estimates the extent to which the obstructed artery is narrowed. The number and distribution of lesions and the degree of narrowing of the affected arteries are used to determine the course of treatment.

     While angiography is a vital tool in the diagnosis of coronary artery disease, it requires subjective analysis and provides only limited information about the affected vessels. Angiography provides no objective functional information about the actual extent to which a lesion, regardless of its size, interrupts blood flow to the myocardium (the muscle portion of the heart). It is the disruption of blood flow -- not the lesion itself -- that causes angina, heart attacks and potentially death. In patients with lesions in more than one vessel, angiography may not indicate which lesion is causing the patient's symptoms (the "culprit" lesion). While some patients with multi-vessel disease need all of their lesions treated, others have only one or more culprit lesions in need of treatment.

     Intravascular ultrasound imaging ("IVUS") is designed to augment angiography. IVUS uses high frequency ultrasound to determine the position, distribution, amount and composition of cardiovascular lesions. IVUS provides a highly detailed anatomical view of a lesion and assists interventional cardiologists in selecting which treatment option has the greatest chance of success, in positioning therapeutic devices, especially stents, and in assessing post-procedural results. However, like angiography, IVUS is an anatomical tool that does not directly measure a lesion's effect on blood flow.

     Recognizing the limitations of angiography and other anatomical testing such as IVUS, a joint committee of the American College of Cardiology ("ACC") and American Heart Association ("AHA") published guidelines in 1993 that call, in nearly all cases, for objective evidence of ischemia, or blood flow impairment, as a justification for angioplasty. In addition, Medicare, in its Coverage Issues Manual, specifies that Medicare covers balloon angioplasty only if objective evidence of myocardial ischemia has been demonstrated.

     The traditional forms of functional testing, stress electrocardiography ("stress ECG"), stress echocardiography and stress perfusion imaging are each performed outside of the cardiac catherization laboratory. Functional angiometry with the FloWire/FloMap system, however, is performed in the cardiac catherization laboratory and, unlike the more traditional functional tests, is a vessel specific test and thus can accurately determine which blocked vessel impairs blood flow to the heart. The most common functional test is stress electrocardiography, in which the electrical impulses of the heart are recorded, usually while the patient exercises on a stationary bike or treadmill. The ECG directly identifies the location of any electrical disturbances, which is indirect evidence of impairment of blood flow to the myocardium. Stress ECGs are often unreliable, especially in patients with single vessel disease, among whom a large percentage falsely test negative. Additionally, stress ECG may not identify the culprit lesion in patients with multi-vessel disease. Stress echocardiography uses ultrasound to create a visual representation of the heart. Since muscle motion or contractility are affected by insufficient blood flow, areas with poor motion or contractility provide indirect evidence of blood flow impairment. While the results are more reliable than with stress ECG, stress echocardiography results may vary from one institution to another and are susceptible to false negatives. In addition, stress echocardiography is not appropriate for certain individuals due to their body size or fat content. Stress perfusion imaging is a functional test that measures impairment of blood flow to the myocardium, also known as a perfusion defect. A radioactive substance, usually radionuclide thallium, is injected intravenously. The heart is then scanned radiographically to determine which areas of the myocardium the radionuclide reaches. If a particular region of the myocardium shows little or no uptake of the radionuclide, there is probably a flow limiting lesion in the artery that supplies that region with blood.

     In addition to their individual limitations, each of these three stress tests share a common limitation in that they must be performed outside of the cardiac catheterization laboratory, often by a physician other than the interventional cardiologist. The ability to perform functional testing of blood flow impairment in the cardiac catheterization laboratory is significant because it enables the cardiologist to perform the test during angiography. The blockage (a "lesion") within a diseased vessel can then be appropriately treated without delay based on the results of functional angiometry.

PRODUCTS

     The following table identifies Cardiometrics' commercially available products and their principle applications.

                                                                                     DATE OF
                                                                                   COMMERCIAL
   CARDIOVASCULAR PRODUCTS                   PRINCIPAL APPLICATION                AVAILABILITY
-----------------------------  -------------------------------------------------  -------------
FloWire Doppler guide wire     Assessment of coronary blood flow before, during   Second
(0.014" size)                  and immediately after interventions while          quarter 1993
                               replacing conventional angioplasty guide wire;
                               most commonly used size in clinical interventions
FloWire Doppler guide wire     Same functionality as 0.014" FloWire               Third
(0.018" size)                                                                     quarter 1991
FloMap ultrasound instrument   Transmission, analysis and display of Doppler      Third
                               signals; documentation of functional angiometry    quarter 1991
                               with coronary applications software; portable,
                               free-standing unit
FloMap II ultrasound           Same functionality as FloMap; compact unit for     Third
instrument                     installation in cardiac catheterization            quarter 1995
                               laboratory and compatible with existing monitors
                               to display blood flow velocity information
FloWire XT Doppler             Extra support FloWire for stent applications       First
guide wire                                                                        quarter 1996
(0.014" size)

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

                                                                                     DATE OF
                                                                                   COMMERCIAL
   NEUROVASCULAR PRODUCTS                    PRINCIPAL APPLICATION                AVAILABILITY
-----------------------------  -------------------------------------------------  -------------
SmartWire Doppler              Assessment of cerebrovascular blood flow           Fourth
guide wire                     abnormalities while replacing conventional guide   quarter 1993
(0.014" size)                  wire
SmartMap ultrasound            Transmission, analysis and display of Doppler      Fourth
instrument                     signals, documentation of functional angiometry    quarter 1993
                               with cerebrovascular applications software;
                               portable free-standing unit

  FloWire

     The FloWire Doppler guide wire functions as an angioplasty guide wire for crossing lesions and does not add to the number of devices required for interventional applications. Previously developed catheter-based systems were so large that once the lesion was crossed, the device itself interfered with blood flow. Although these catheter-based systems can measure blood flow velocity proximal to a lesion, such measurements are inadequate because they are typically affected by flow through other branches of the vessel upstream from the blockage.

     The FloWire uses Doppler ultrasound to perform blood flow velocity measurements within blood vessels. An ultrasonic Doppler transducer mounted at the tip of the FloWire transmits a signal that is reflected back by the red blood cells flowing past the FloWire. The change in frequency between the transmitted and reflected signals, the Doppler shift, is directly proportional to the velocity of the moving red blood cells. The accuracy of FloWire measurements is enhanced by a patented miniaturized sensor designed to provide a wide ultrasound beam, which allows for a large sample volume encompassing the central axis of small or medium size arteries. In addition, the Doppler sample volume is positioned to ensure that the measurement is not affected by the wake from the blood flowing around the wire.

     Under normal circumstances, blood flow increases during exertion to meet the increased myocardial oxygen demand and coronary flow reserve is high. In the presence of a flow limiting lesion, however, blood flow cannot increase to meet the increased oxygen demand and coronary flow reserve is low. Low coronary flow reserve provides objective, quantitative evidence that a coronary artery lesion impairs blood flow and thus requires intervention.

     The patented electrical connection on the FloWire is designed to allow complete compatibility with other devices, such as balloon catheters. This design helps make use of the FloWire in the cardiac catheterization laboratory quick, convenient and easy to integrate with other therapeutic devices. Use of the FloWire typically adds no more than 5-10 minutes to the procedure.

     The electrical interface between the FloWire and the instrumentation is accomplished using the disposable rotary connector cable. In 1994, after receiving 510(k) clearance, Cardiometrics released a new cable which makes it easier to insert the FloWire or SmartWire into the electrical connection. It also improves the electrical continuity of the interface during handling.

  FloMap

     The FloMap ultrasound instrument transmits pulsed ultrasound signals to the transducer at the tip of the FloWire, receives the returning Doppler signals and processes the information using Doppler electronics. The FloMap analyzes the frequency spectrum of the signals and converts the information to a velocity measurement expressed in centimeters per second. The information is delivered both graphically and numerically and is easily understood by physicians and other trained personnel. The key functional measures obtained are average peak velocity, diastolic-to-systolic flow velocity ratio, Doppler blood flow velocity trend monitoring and distal coronary flow reserve, which is the ratio of myocardial blood flow upon exertion to that at rest, measured distal to coronary artery blockages. The continuous

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

graphic display using a scrolling spectral display on the monitor screen provides more valuable information regarding signal reliability and accuracy than a simple mean or peak velocity trace. The display is especially beneficial during interventions so that blood flow trends may be continuously monitored.

     The FloMap was originally developed as a freestanding, portable unit with its own monitor. The newly developed FloMap II, a smaller unit about the size of a video cassette recorder, is attached to existing cath lab equipment and transmits the display information and video to the existing cath lab monitors. Once installed, the FloMap II becomes an integral part of the cath lab with its own printer for documentation.

     The FloMap and FloMap II can be and usually are operated via a hand held remote control unit, called the FloMote(TM). Cardiometrics released in 1996 a modified remote control in which the keys have been reconfigured for improved ease of use. In particular, alphanumeric keys have been added for faster patient data entry prior to a procedure. The new FloMote is also more ergonomic, with the most important keys being larger and ideally placed for simple, one handed operation.

  SmartWire

     The SmartWire uses the same ultrasound technology as the FloWire to assess blood flow abnormalities in the cerebrovasculature. The physical design characteristics of the SmartWire guide wire, such as the longer flexible distal coil segment relative to the FloWire, make it suitable for use in the cerebrovasculature.

  SmartMap

     The SmartMap ultrasound instrument is a portable, freestanding unit similar to the FloMap ultrasound instrument with minor modifications for the cerebrovascular application. The SmartMap software has been specifically configured to include parameters of interest to the interventional neuroradiologist during cerebrovascular diagnostic procedures and interventions.

     FloMap(R), FloWire(R), SmartWire(R) and SmartMap(R) are registered trademarks of Cardiometrics. FloMote(TM), WaveWire(TM) and WaveMap(TM) are trademarks of Cardiometrics.

MARKETS

     The worldwide market potential for the FloWire/FloMap system is estimated to be approximately 1,200,000 procedures annually for diagnostic and interventional applications (assuming the same FloWire guide wire would be used in the estimated 30% of balloon angioplasty procedures which are performed in connection with diagnostic angiography outside of the United States). The WaveWire/WaveMap system, when commercially introduced, will address these same markets.

  Diagnostic Applications in the U.S. Market

     There were approximately 1,570,000 coronary angiographies performed in the U.S. in 1994 according to Medical Data International, a market research and consulting firm ("MDI"). The results of a published study indicate that approximately 53% of all angiography patients have intermediate lesions. Accordingly, Cardiometrics estimates that in 1994 approximately 830,000 angiography patients in the U.S. had intermediate lesions. Cardiometrics further estimates that approximately one-half, or 415,000, of the patients were not functionally tested prior to a treatment decision. Many of these patients who are not functionally tested either receive angioplasty without the justification called for in published professional guidelines or do not receive angioplasty even though a functional test might have demonstrated intervention was clinically appropriate.

  Diagnostic Application in the International Market

     There were approximately 1,300,000 coronary angiographies performed outside the U.S. in 1995, based on estimates of the Japanese market by MDI and estimates of the European market by Biomedical Business International, a market research firm. Of these angiographies, there were approximately 440,000 multi-vessel disease patients with at least one intermediate lesion based on Cardiometrics' analysis of published studies and MDI market data. While these patients typically undergo stress ECG testing prior to angiography, the FloWire/FloMap system enables the cardiologist to determine in the cath lab the functional severity of each individual vessel involved to identify the culprit lesion for intervention.

  Interventional Applications in the Worldwide Market

     There were approximately 947,000 percutaneous (accessing the internal organs of the body via a direct puncture through the skin) coronary interventions worldwide in 1996, with 565,000 in the U.S. and an additional 382,000 such procedures internationally according to Cowen & Company. The FloWire can be integrated into angioplasty procedures by replacing the conventional angioplasty guide wire. Since approximately 50% to 60% of percutaneous coronary interventions involve balloon angioplasty, according to Cowen & Company, there are an estimated 470,000 to 560,000 worldwide balloon angioplasty procedures. In these procedures, FloWire measures of coronary flow reserve (CFR), combined with angiography, can potentially be used to predict the recurrence of coronary artery blockages, called restenosis, requiring a repeat angioplasty and may be used to determine the need for further balloon angioplasty and stent placement to optimize clinical outcomes.

  Applications for Patients with Normal Coronary Angiography

     A potential application of the FloWire is in diagnosing patients with classic symptoms of angina, yet have no angiographic evidence of coronary artery disease. Cardiometrics estimates that approximately 15% to 20%, or approximately 225,000 to 300,000 patients per year in the U.S., who undergo angiography fall into this category. The symptoms in these patients are often caused by atherosclerosis of the microvasculature (the system of tiny vessels primarily responsible for transferring oxygenized blood directly to the myocardium) or spasms of one or more coronary arteries, neither of which can be detected with angiography. Either condition may be detected with the FloWire. This diagnostic procedure has been adopted as a standardized clinical protocol at the Mayo Clinic; however, Cardiometrics believes that future publication of the Mayo Clinic's clinical outcomes and a simpler, faster protocol will need to be developed prior to widespread adoption of the FloWire for this application.

SALES AND MARKETING

     Cardiometrics directs its marketing efforts to interventional cardiologists who diagnose and treat coronary artery disease. Cardiometrics also markets to hospital and cardiac catheterization laboratory administrators in light of their expanding roles in purchase decisions.

  Domestic Sales and Marketing

     A cumulative total of 148 FloMap instruments have been shipped within the United States. Cardiometrics offers the option of providing the FloMap instrument to institutions that agree to minimum FloWire purchase commitments at non-discounted prices, thereby assuring consistent usage. The sales effort focuses on routine clinical usage and the support of new clinical protocols designed to expand markets and usage.

     Cardiometrics sells products in the U.S. through a co-distribution arrangement with Cordis Corporation, a subsidiary of Johnson & Johnson ("Cordis/Johnson & Johnson"). Pursuant to this arrangement, Cordis/Johnson & Johnson has committed to certain minimum purchases during 1997 and allows Cardiometrics to continue selling its products on an exclusive basis to 40 key accounts. These direct sales are handled by six field representatives who have previous experience with

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

interventional cardiology companies. The sales force also includes one national training specialist dedicated to creating and servicing educational sites. Cardiometrics and Cordis/Johnson & Johnson have committed to negotiate a transition of these exclusive direct sales accounts to Cordis/Johnson & Johnson as soon as 1998.

     Cardiometrics has training centers at clinical sites with the most experience with the FloWire/FloMap system. National training programs have been held at Allegheny General Hospital and St. Louis University Hospital. Experienced physicians often visit new installation sites to provide educational support. Cardiometrics conducts training courses for cardiac catheterization laboratory personnel at its home offices in California.

  International Sales and Marketing

     More than 300 FloMap instruments have been shipped to sites in more than 20 countries outside the U.S. International sales accounted for 75% of Cardiometrics' 1996 revenues. Japan alone accounted for 41% of 1996 revenues. Europe accounted for 29% and the rest of the world accounted for 5% of revenues in 1996. Cardiometrics' success in Japan is due in part to the official reimbursement status granted to the FloWire/FloMap system by the Ministry of Health in 1992. The FloMap is installed in more than 100 cardiac catheterization laboratories in Japan.

     Cardiometrics' international sales are managed by an international sales and marketing group with extensive background and experience in the interventional cardiology market. Cardiometrics also utilizes a network of 20 international distributors with experience in cardiology products, most of whom represent other cardiology products. Cardiometrics' internal sales and marketing staff manage these distributor relationships to coordinate overall sales efforts and direct end user marketing. Cardiometrics also sponsors international clinical studies and major European and Japanese symposiums to market its products internationally. Three regional clinical managers, one in Paris, one in Amsterdam and one in Seoul, train distributors and key customers overseas in the clinical use of Cardiometrics' products. International clinical training centers are located in and training programs have been held in Paris, France, Essen, Germany and Milan, Italy.

     Cardiometrics typically enters into distribution agreements with its international distributors, many of which are cancelable upon 90 days notice. Most of Cardiometrics' international sales are made pursuant to individual purchase orders placed by distributors.

     In Japan, Cardiometrics distributes its products through Goodman Co., Ltd. ("Goodman") and Kaneko Enterprises, Inc. ("Kaneko") pursuant to a distribution agreement appointing Goodman and Kaneko as Cardiometrics' exclusive distributors for its products in Japan through September 1999. In Germany, Cardiometrics distributes FloWire devices and FloMap instruments through A.D. Krauth pursuant to a distribution agreement which will expire at the end of 1997.

     In September 1995, Cardiometrics entered into an exclusive distribution agreement with Cordis Europa, N.V., a subsidiary of Cordis/Johnson & Johnson, to distribute the FloMap and SmartMap instruments and FloWire and SmartWire guide wires in the United Kingdom, France, Spain, Scandinavia, South Africa and certain Middle Eastern countries. Cordis/Johnson & Johnson is required to make certain minimum purchases of these products during the term of the distribution agreement in order to maintain its exclusive distribution rights. In 1996, the Cordis/Johnson & Johnson agreement was extended through 1997 and Beneluex was added to the Cordis/Johnson & Johnson's distribution territory. The distribution agreement also provides that either party may immediately terminate the agreement in the event that one of the parties is acquired by a third party. Cardiometrics has entered into the Reorganization Agreement with EndoSonics and upon the consummation of the Merger there can be no assurance that Cardiometrics' distribution agreement with Cordis/Johnson & Johnson will not be terminated. However, in light of EndoSonics' worldwide distribution relationships with Johnson & Johnson, Cardiometrics believes the risk of termination due to the Merger is very low. Also, Cordis/Johnson & Johnson is Cardiometrics' exclusive distributor of the FloWire/FloMap system in Canada.

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

MANUFACTURING

     Cardiometrics purchases from outside vendors certain of the components utilized in the manufacture of its products. These items are generally produced to Cardiometrics' specifications and in many instances to Cardiometrics' designs. Cardiometrics performs inspections and product tests at various steps in its vendors' manufacturing process to ensure compliance with Cardiometrics' specifications.

     Currently Cardiometrics produces transducer sensor fabrications and certain mechanical parts in-house and maintains its in-house capability for all fabrication and assembly processes. Many of the fabrication processes are performed on specialized equipment which was designed and built specifically to manufacture Cardiometrics' products. Guide wire assembly, testing, packaging and final inspection occurs in a 2,300 square foot clean room. Packaged and inspected guide wires are moved into a boxing area outside the clean room where the product is boxed, labeled and prepared for shipment to Cardiometrics' contract sterilizer. The product is sterilized using the gas ethylene oxide.

     Cardiometrics maintains rigorous quality control standards. All manufacturing and testing is performed in accordance with FDA-issued Good Manufacturing Practices ("GMP"), and Cardiometrics completed a successful GMP inspection in January 1995. All materials are lot controlled and each FloWire guide wire is serialized for full traceability. To date, Cardiometrics has not needed to perform a voluntary or involuntary product recall. Cardiometrics has made modifications to its operations to comply with the ISO 9000 standards (European standards analogous to GMP) and obtained the CE mark (European clearance analogous to FDA clearance) under the European Medical Device Directive (93/42/EEC) and ISO 9000 standards in January 1996.

     Most of the electrical assembly processes for the FloMap and SmartMap instruments have been outsourced to allow Cardiometrics to focus on final product assembly and testing. Cardiometrics configures instruments to the customer's power and video requirements and functionally tests them at the system level prior to shipment. The instruments are designed and manufactured to meet or exceed required industry design and performance standards.

RESEARCH AND DEVELOPMENT

     Cardiometrics' research and development projects include enhancements to existing products, the development of new products and clinical outcome studies to support existing products, such as those discussed below.

  Product Enhancements and Development

     Cardiometrics has developed the WaveWire(TM)/WaveMap(TM) intracoronary blood pressure measurement system to permit analysis of mean intracoronary pressures as well as diastolic, systolic and other hemodynamic parameters. First used in a clinical case in Europe in December 1996, the WaveWire is a 0.014 inch clinical angioplasty guide wire with an electronic pressure sensor mounted 3 centimeters from the tip. The WaveMap is an instrument for processing and displaying blood pressure information received from the WaveWire. Cardiometrics submitted a 510(k) application for the WaveWire/WaveMap system in December 1996 and subsequently received a letter from the FDA dated March 21, 1997 requesting additional information to be submitted to the FDA to support the determination of whether the WaveWire/WaveMap system is substantially equivalent to a legally marketed predicate device with regard to its safety and effectiveness. On April 9, 1997, Cardiometrics requested a 90 day extension to submit the requested data. The FDA, on April 15, 1997, granted the extension until July 21, 1997. Cardiometrics submitted the requested data on June 9, 1997. The WaveWire guide wire is undergoing manufacturing process improvements to achieve production yields required to prepare for commercial-scale manufacturing. Cardiometrics expects the product will be available for sale in international markets as early as the second half of 1997. In addition, Cardiometrics is developing a combination blood pressure sensing and blood flow velocity device for enhanced functional testing capabilities. Like the FloWire and the WaveWire, the combination device will be capable of replacing conventional angioplasty guide wires with similar mechanical characteristics as the FloWire.

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

     Cardiometrics is developing a 300 cm FloWire guide wire, an additional version of the FloWire, in order to better support coronary stent placement procedures. The longer version of the FloWire guide wire will allow the guide wire to function as a guide for removing the initial balloon catheter and introducing the stent catheter to complete the procedure, a so-called "over the wire" exchange, without the need to extend the guide wire's length during the procedure. The 300 cm FloWire is currently undergoing final design and development and will then be submitted to the FDA for 510(k) review.

     The FloWire proprietary transducer design distinguishes itself from other intravascular Doppler technologies in that it has a divergent beam pattern, making it easier to sample the flow in the center of the vessel. Modifications to this transducer design, increasing ease of signal acquisition and signal stability and improving the product's manufacturability, received 510(k) clearance in October 1996 and will replace the current tranducer sometime during 1997.

     Based on the same technology as the FloWire and FloMap, Cardiometrics has developed products, the SmartWire Doppler guide wire and SmartMap ultrasound instrument, which assess blood flow abnormalities in the cerebrovasculature for the interventional neuroradiology market. Cardiometrics believes that this information will assist in the diagnosis and treatment of cerebrovascular blockages and the management of strokes, brain aneurysms, arteriovenous malformations and other blood flow abnormalities. To date, only approximately 670 SmartWire guide wires have been sold for clinical research. Cardiometrics expects that substantial clinical outcome studies demonstrating the efficacy of the SmartWire/SmartMap system will likely be required to create significant for Cardiometrics to significantly access this market and currently such studies are not planned.

     In 1995 Cardiometrics introduced a primary 0.014" angioplasty guide wire then market under the name AccuTrac. Based on customer response, Cardiometrics no longer actively markets this product and is examining improvements in the lubricious coating for the product. Cardiometrics expects that any such coating improvements would also be utilized on Cardiometrics' other guide wire products.

  Clinical Outcome Studies

     Cardiometrics' research and development efforts include the sponsorship of clinical outcome studies regarding Cardiometrics' products, such as the recently completed Doppler Endpoints Balloon Angioplasty Trial Europe ("DEBATE") clinical study. The DEBATE study, whose principal investigator was Professor Patrick Serruys, M.D., Ph.D., of Erasmus University, Rotterdam, the Netherlands, demonstrated that use of the FloWire guide wire (in conjunction with quantitative coronary angiography) after balloon angioplasty can help identify patients who are at high risk of restenosis. Based on the findings of the DEBATE study, Cardiometrics initiated in 1996, among other studies, two major clinical/economical outcome studies, DESTNI-CFR and DEBATE II, to validate the findings of the DEBATE study in broader and larger patient populations. These new studies are designed to demonstrate the benefits of physiologically guided interventions using the FloWire, and to support the use of the FloWire in the growing practice pattern of provisional stenting. Both studies feature clinical and economic endpoints, and are being performed in many of the largest interventional cardiology centers around the world. As is typical in medical research, Cardiometrics funds the study costs of independent researchers and clinicians.

COMPETITION

     Competition from products which help to diagnose and treat cardiovascular disease is intense and may increase. In addition to functional stress testing, competition currently comes from three sources: pressure devices, intravascular ultrasound imaging and catheter based Doppler systems. As with stress testing performed outside the cardiac catheterization laboratory, Cardiometrics does not view any of these other three technologies as fulfilling the need for functional testing in the cardiac catheterization laboratory, but they do compete for limited capital budgets and reimbursement funds and for physician endorsement and adoption.

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

     When balloon angioplasty was first performed, the procedure was often evaluated by the measurement of pressure drops across the lesion. However, the measurements were often inaccurate due to the reduced diameter of the angioplasty catheters. Furthermore, the physical presence of the catheter across the lesion obstructed blood flow, thereby affecting the measurements. Cardiometrics believes that although pressure devices can provide a valid functional assessment of the degree of narrowing of the lumen, when combined with the FloWire derived information it can provide a more clinically useful functional assessment of blood flow impairment.

     Cardiometrics is aware that other companies have developed or may be developing pressure sensor-based guide wire systems, and Cardiometrics itself is researching the possible application of its own technology to create a combination pressure/flow assessment system. Radi Medical Systems, located in Sweden, has been marketing a fiber optic version of a pressure guide wire outside the U.S., but the product does not have the mechanical properties of a primary guide wire for use in angioplasty and therefore is used mainly as a research rather than clinical guide wire. Cardiometrics believes the capabilities of this particular product are limited and does not consider it a competing factor in the market. Cardiometrics believes that Radi Medical Systems, Scimed/Boston Scientific and Schneider are developing and preparing to market new guide wires with pressure measurement capabilities. To Cardiometrics' knowledge details regarding the performance of these potential new product offerings are not yet publicly available.

     Intravascular ultrasound imaging ("IVUS"), like angiography, is an anatomic tool. Therefore, from a clinical standpoint IVUS is complementary to, rather than competitive with, functional angiometry. However, from a business standpoint, IVUS is competitive with Cardiometrics' products since some cardiologists may perform angioplasty without a functional test based only on anatomical results and since both technologies could be competing for limited hospital budgets, payor reimbursement funds and physician endorsement and adoption. The primary competitors in this market include Cardiovascular Imaging Systems, Inc. ("CVIS"), a subsidiary of Boston Scientific Corporation, EndoSonics Corporation and a joint marketing relationship between Hewlett-Packard Co. and ACS/Guidant.

     Schneider, NuMed Inc. and Millar Instruments Inc. market or have marketed catheters with distally-mounted Doppler ultrasound sensors. These larger diameter products are limited to measuring coronary flow reserve proximal to the lesion, because they are too large to cross the lesion without the device itself interfering with flow. According to clinical data obtained using the FloWire device, proximal measurements often do not show the flow limiting effects of a lesion. Cardiometrics believes that distal measurements, which may be obtained with the significantly smaller FloWire device, are necessary to accurately assess impairment of flow. Cardiometrics believes its FloWire/FloMap system competes favorably against these catheter based Doppler systems because of the catheters' comparatively large size and less advanced hardware and software used to obtain and interpret the signal.

PATENTS AND PROPRIETARY TECHNOLOGY

     Cardiometrics holds 17 issued patents in the United States associated with the FloWire/FloMap and WaveWire/WaveMap systems and has eight U.S. patents pending. Associated with the U.S. patents, there are a number of patents pending in the major foreign markets. In addition to its patent positions, Cardiometrics seeks to protect its proprietary information, especially manufacturing processes, under applicable laws that protect trade secrets.

     The field of devices for the diagnosis and treatment of cardiovascular disease is covered by a large and increasing number of patents and patent applications, and there has been substantial litigation regarding patent and intellectual property rights among medical device companies.

GOVERNMENT REGULATION

     Clinical testing, manufacture and sale of Cardiometrics' products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regula-

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tory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the
regulations promulgated thereunder (the "Act"), the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals and criminal prosecution.

     In the U.S., medical devices are classified into one of three classes (i.e., Class I, II, or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification and adherence to GMPs) and Class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices).

     Before a new device can be introduced to the market, the manufacturer generally must obtain FDA clearance through either a 510(k) premarket notification or a premarket approval application ("PMA"). A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device, or to a preamendment Class III medical device for which the FDA has not called for PMAs. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past, including requiring clinical data more frequently. It generally takes from four to 12 months from submission to obtain 510(k) clearance, but it may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional data are needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional data, could delay the market introduction of new products that fall into this category and could have a material adverse effect on Cardiometrics' business, financial condition and results of operations. For any of Cardiometrics' devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require a new 510(k) submission. There can be no assurance that Cardiometrics will obtain 510(k) premarket clearance within the above time frames, if at all, for any of the devices for which it may file a 510(k).

     If human clinical trials of a device are required, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an IDE application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. A PMA application must be filed if a proposed device is not eligible for 510(k) clearance. A PMA application must be supported by extensive data, including preclinical and clinical trial data, to demonstrate the safety and effectiveness of the device, as well as extensive manufacturing information. Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently fileable, and that it is complete to permit a substantive review. If the FDA determines that the PMA application is sufficiently complete to permit a substantive review, the FDA will accept the application for filing.

     The FDA review of a PMA application can be expensive, lengthy and uncertain. It generally takes one to two years from the date the PMA is accepted for filing, but may take significantly longer. The FDA can ask for additional information and generally will conduct a GMP inspection. Modifications to a device that is the subject of an approved PMA, its labeling, or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

     There can be no assurance that Cardiometrics will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all, and delays in receipt of or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on Cardiometrics' business, financial condition and results of operations.

     Intravascular guide wires generally have been regulated as Class II devices eligible for 510(k) clearance. The Company's current FloWire, Accutrac and SmartWire product lines have all been cleared through the 510(k) process. In December 1996, the Company submitted a 510(k) notification for the WaveWire/WaveMap System and Wave Wire XT, and subsequently received a letter from the FDA dated March 21, 1997 requesting additional information to be submitted to the FDA to support the determination of whether the Wave Wire/Wave Map system is substantially equivalent to a legally marketed predicate device with regard to the safety and effectiveness. On April 9, 1997, Cardiometrics requested a 90 day extension to submit the requested data. The FDA, on April 15, 1997, granted the extension until July 21, 1997. Cardiometrics submitted the requested data on June 9, 1997. Cardiometrics plans to submit a 510(k) notification for the 300 cm FloWire once final design and development of the product has been completed. However, there can be no assurance that FDA will not require the Company to conduct a clinical study to support the WaveWire/WaveMap submission, or submissions regarding future products, which could delay the market introduction of this product or future products, assuming 510(k) clearance can be obtained at all. There also can be no assurance that FDA will not require that this product or future products undergo the more costly, lengthy and uncertain PMA approval process.

     Labeling and promotion activities are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses. Cardiometrics has recommended the use of its FloWire/FloMap system with drugs that induce maximum vasodilaton (the point when the medial (middle) layer of a blood vessel is completely relaxed, allowing a natural expansion of the inner lumen to allow for maximum blood flow), such as adenosine, to measure the functional significance of coronary artery lesions. Cardiometrics believes that its original 510(k) clearance for the FloWire/FloMap system and subsequent clinical studies support the use of the FloWire/FloMap system with these types of drugs in lieu of conducting stress perfusion imaging, which involves the injection of a radioactive substance such as radionuclide thallium, to measure the impairment of blood flow to the myocardium. Adenosine has been approved by the FDA as a coronary vasodilator for use as a pharmacological agent for stress testing but not specifically with the FloWire/FloMap system. There can be no assurance that the FDA will not require Cardiometrics to submit a new 510(k) or PMA application for the FloWire/FloMap system for use with these drugs to measure the functional significance of coronary artery lesions. If the FDA requires such a submission, Cardiometrics could be prohibited from making claims regarding the use of these drugs with the FloWire/FloMap system until such submission were approved by the FDA. Such a prohibition could have a material adverse effect upon Cardiometrics' business, financial condition or results of operations. Cardiometrics has also made other modifications to its cleared devices which Cardiometrics believes do not require the submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of Cardiometrics' determinations not to submit a new 510(k) notice for any of these changes or would not require Cardiometrics to submit a new 510(k) notice for any of the changes made to these devices. If the FDA requires Cardiometrics to submit a new 510(k) notice for any device modification, Cardiometrics may be prohibited from marketing the modified device until the 510(k) is cleared by the FDA.

     Any products manufactured or distributed by Cardiometrics pursuant to the FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA including record keeping requirements and reporting of adverse experiences with the use of the device. Cardiometrics is subject to inspection on a routine basis for compliance with the FDA's GMP regulations. These regulations impose certain procedural and documentation requirements upon Cardiometrics with respect to manufacturing and quality assurance activities. The FDA has recently finalized changes to GMP

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

requirements that, among other thing, add requirements for purchasing and pre-production design controls and maintenance of service records, and may therefore increase the cost of compliance. Cardiometrics is also subject to FDA's radiological health requirements which impose record keeping, reporting and safety requirements on manufacturers of ultrasound products. A GMP inspection of Cardiometrics' manufacturing facility was last completed in January 1995.

     Changes in existing requirements or adoption of new requirements could have a material adverse effect on Cardiometrics' business, financial condition and results of operations. Cardiometrics also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that Cardiometrics will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon Cardiometrics' ability to do business.

     International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. The FloWire/FloMap system is approved in 17 countries in addition to the U.S., including all major European countries, Canada, Australia, New Zealand, and Japan. The SmartWire/SmartMap system has been registered in Germany and France. The WaveWire/WaveMap system is undergoing registration in Japan and Europe.

     In the European Community ("EC"), a device approval process is being implemented to facilitate regulation. By June 1998, all devices will be required to have a Conformite Europeene "CE" mark to be sold in the EC. To receive a CE mark, a device must be evaluated by a Notified Body for conformity with the European Medical Device Directive (93/42/EEC). Cardiometrics received the CE mark approval for its intravascular medical devices (FloWire and SmartWire) in January 1996 after successfully undergoing an ISO 9002 quality system assessment by T.U.V. Product Service, a Munich, Germany-based Notified Body. Cardiometrics' FloMap, FloMap II, and SmartMap instruments received the CE mark approval in May 1996 and its FloWire XT guide wire received the CE mark approval in October 1996. Cardiometrics has applied for CE marks for the WaveWire guide wire and WaveMap instrument. As is the case with GMP inspections in the U.S., surveillance audits by Cardiometrics' notified body will continue in the EC on a periodic basis after receipt of CE marks.

     There can be no assurance that the necessary approvals for the use of existing and new generations of Cardiometrics' products will be granted by the FDA or other authorities on a timely basis or at all, and delays in receipt of or failure to receive such approvals, or the loss of previously received approvals, could result in the cessation of operations relating to a product or group of products and could have a material adverse effect on the business, financial condition and results of operations of Cardiometrics.

     In addition, in the U.S. there are federal and state laws which regulate the financial relationships between manufacturers of medical devices, such as Cardiometrics, and hospitals, physicians and other potential purchasers of medical devices or sources of referral related to the purchase of medical devices. The federal Medicare and Medicaid antikickback statute prohibits financial relationships designed to induce the purchase, or arranging for or recommending of the purchase, of items or services for which payment may be made under Medicare, Medicaid, or other federally funded state health care programs. Under current law, courts and the Office of Inspector General of the United States Department of Health and Human Services have stated that the statute is violated where even one purpose, as opposed to a primary or sole purpose, of the arrangement is to induce purchases. The antikickback statute contains exceptions for, among other things, properly reported discounts and compensation for bona fide employees. In addition, federal regulations establish certain "safe harbors" from liability under the antikickback statute, including further refinements of the exceptions for discounts and employee compensation. Cardiometrics' practices may not in all cases meet all of the criteria for a safe harbor from antikickback law liability. Other provisions of state and federal law provide civil and/or criminal penalties for presenting or causing to be presented for payment claims that are false or fraudulent or for

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

items or services that were not provided as claimed. Because of the breadth of the statutory provisions described above, it is possible that some of Cardiometrics' business practices could be subject to scrutiny and challenge under one or more such laws. Such a challenge could have a material adverse effect on the business, financial condition and results of operations of Cardiometrics.

PRODUCT LIABILITY INSURANCE

     Medical device companies are subject to the risk of product liability and other claims in the event that the use of their products results in personal injury claims. Although Cardiometrics has not experienced any product liability claims to date, any such claims could have an adverse effect on Cardiometrics. Cardiometrics maintains liability insurance with per occurrence and an annual aggregate maximum coverage of $5,000,000. There can be no assurance that product liability or other claims will not exceed such insurance coverage limits or that insurance will continue to be available on commercially acceptable terms, or at all.

THIRD-PARTY REIMBURSEMENT

     Cardiometrics assists physicians and hospitals in seeking to obtain third party reimbursement for professional fees and hospital costs in connection with the use of the FloWire. In addition, Cardiometrics is working with managed care organizations and capitated providers to have the FloWire incorporated into practice guidelines. To date, use of the FloWire has received only limited reimbursement from Medicare and other third party payors. In general, when reimbursement has been denied, it has been denied because the payor has considered functional angiometry to still be investigational or has concluded that payment for the service is already bundled into payment that already has been made to the physician for other cardiac procedures.

  Professional Fees

     In the U.S., physician payment for medical services is generally based on the CPT coding system developed and maintained by the AMA. Because use of the FloWire does not currently have its own CPT code, most physicians code functional angiometry under a nonspecific cardiovascular code, which does not assure reimbursement.

     Cardiometrics is also pursuing the creation of a separate CPT code for the use of the FloWire. The AMA, which updates the CPT coding system annually, will typically request input from the ACC on coding issues related to cardiology. In past years, the ACC/AHA has advised the AMA that use of the FloWire was still considered experimental. However, Cardiometrics believes that published data of clinical outcomes involving the FloWire guide wire and the wider usage of the FloWire guide wire should result in an ACC/AHA recommendation to the AMA regarding a CPT code for functional angiometry; however, even with such ACC recommendation there can be no assurance of the AMA's adoption of a CPT code. Cardiometrics has undertaken a prospective, randomized clinical study comparing the cost of using the FloWire to the cost of performing stress perfusion imaging with thallium to determine the significance of intermediate coronary lesions identified by angiography. Preliminary presentations of the results of the Physiological Evaluation After Coronary Hyeremia ("PEACH") study indicate a significant cost advantage for the FloWire. In the event a CPT code is assigned by the AMA, the PEACH study should provide helpful guidance regarding the level of payment to be made by third party payors under such a CPT code.

     However, even if the Company is successful in obtaining a new CPT code, payees may still deny payment for use of the FloWire. With respect to Medicare, in the absence of a national coverage determination by the Health Care Financing Administration ("HCFA"), decisions concerning whether a particular item or service is "reasonable and necessary," and therefore covered, is left to the discretion of the various local Medicare carriers and fiscal intermediaries ("FIs") which administer the Medicare program. HCFA has not made a national coverage determination concerning functional angiometry. Cardiometrics believes that approximately 10 local carriers have thus far assessed the

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procedure. All but two have denied coverage for the procedure on the basis that the device is experimental or that the physician should not receive a separate fee for the use of the device in addition to the fee received by the physician for the angiography or angioplasty procedure. Other third-party payors have payment policies that are similar to Medicare which may result in the denial of payment for items or services that the payors determine are not medically necessary or which preclude a separate payment for the angiography procedure with the FloWire device. The scope of such payment policies and how they are applied varies across payors.

     In 1995, Aetna Life Insurance Company ("Aetna"), the country's third largest healthcare insurer, adopted a policy to provide coverage when the FloWire is used consistent with published studies to determine the significance of intermediate coronary lesions. Aetna joins General American Life Insurance Co., a Medicare Carrier in Missouri, which had earlier adopted a formal policy to cover this use of the FloWire. One other Medicare carrier will honor professional claims for the FloWire pending a formal technology assessment which is underway. Several other regional and national insurers are currently conducting formal technology assessments of the FloWire.

  Hospital Claims

     In the United States, approximately 80% of angiography procedures, and virtually all angioplasty procedures, are performed on an inpatient basis. Medicare and many private insurers reimburse hospitals for inpatient services under a prospective payment system based on DRGs. Under PPS, a hospital is paid a fixed amount for each inpatient admission based on the DRG to which the patient is assigned, which is in turn based on such factors as the patient's diagnoses and surgical procedures. There is no established separate DRG for functional angiometry. Accordingly, inpatient use of the FloWire will generally fall under the DRGs for angiography or angioplasty, and there will be no separate reimbursement for the cost of the FloWire. Similarly, Medicare and most private insurers offer no separate hospital reimbursement for other stress tests, such as stress perfusion imaging with thallium or stress echocardiography, when they are performed during the same hospital stay as angiography or angioplasty.

     At some centers, outpatient angiograms represent a significant portion of all angiograms. Unlike with inpatient procedures, Medicare currently reimburses covered hospital outpatient diagnostic procedures using a blended payment methodology that is based in part on a fee schedule amount and in part based on the hospital's reasonable costs of the procedure. Under this payment methodology, assuming that the procedure is considered to be reasonable and necessary, hospitals can be reimbursed by Medicare separately for the costs associated with the FloWire on the same basis as they are reimbursed for other diagnostic cardiac procedures performed on an outpatient basis. Private third-party payors vary in their methodologies for reimbursing hospital outpatient costs, but many payors employ methodologies that would allow for separate reimbursement of the costs associated with functional angiometry. Cardiometrics is working with hospital outpatient departments to assist them in obtaining reimbursement from Medicare and other third-party payors. In addition, the President's Budget Request for fiscal year 1998 calls for Congress to pass a prospective payment system for hospital outpatient services. If Congress were to enact such a provision, it might have an adverse impact on reimbursement for this segment of the Company's market.

     Cardiometrics is unaware of whether Medicare or any third party payors reimbursing hospitals for the costs of the FloWire have done so on the basis of a formal coverage determination. Prudential Insurance Company informed Cardiometrics in 1995 that, based on a formal technology assessment, they will provide coverage for the FloWire in these situations.

  International Reimbursement

     In international markets, Cardiometrics works with its local distributors to obtain necessary regulatory and reimbursement approvals. Cardiometrics engages local investigators to perform regionally tailored clinical outcome studies with a goal of obtaining positive review from local reimbursement

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agencies. In Japan, the FloWire guide wire has been approved for reimbursement by Japan's Ministry of Health since 1992.

FACILITIES

     Cardiometrics leases two facilities in Mountain View, California with a combined total of 20,000 square feet. The larger facility, encompassing 16,000 square feet, includes a 2,300 square foot Class 100,000 clean room as well as guide wire manufacturing, inventory storage, laboratory and office space. The smaller 4,000 square foot facility includes space for instrument manufacturing and research and development. Cardiometrics' lease for the smaller facility expired in March 1997, upon which Cardiometrics began occupying such facility pursuant to a month-to-month tenancy. Cardiometrics believes its facilities will be adequate through 1997.

EMPLOYEES

     As of May 30, 1997, Cardiometrics had 99 full-time employees, of whom 17 were involved in research and development, 54 in manufacturing, 17 in sales and marketing and 11 in regulatory affairs, finance and administration. Cardiometrics' employees are not covered by a collective bargaining agreement. Cardiometrics believes its relationship with its employees is good.

LEGAL PROCEEDINGS

     On or about January 28, 1997, an alleged class action complaint was filed by a Cardiometrics stockholder in the New Castle County Delaware Court of Chancery. The complaint names Cardiometrics, EndoSonics, the directors of Cardiometrics, two officers of Cardiometrics (one of whom is a director), and a former director of Cardiometrics as defendants, and alleges, among other things, that the individual defendants breached and are breaching their fiduciary and other duties to plaintiff and other members of the purported class and that EndoSonics knowingly aided and abetted such breaches. Plaintiff seeks (i) injunctive relief to prevent the consummation of the Merger, (ii) if the Merger is consummated, rescission of the Merger or payment of rescissory damages, (iii) an accounting by the defendants, individually and severally, to members of the class for their damages and defendants' profits by reason of the allegations contained in the complaint, (iv) payment to the plaintiff of the costs and expenses of the action, including reasonable counsel and expert fees, and (v) any other and further relief as the Court deems just and proper. Cardiometrics and the individual defendants named in the complaint deny the material allegations asserted against them. Cardiometrics intends to defend vigorously itself and the named individual defendants against the allegations in the complaint.

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                    SELECTED FINANCIAL DATA OF CARDIOMETRICS

     The following table sets forth selected financial data and other operating data of Cardiometrics, Inc. (the "Company"). The selected financial data set forth below with respect to the Company's statement of operations data for the years ended December 31, 1996, 1995 and 1994 and the balance sheet data at December 31, 1996 and 1995 are derived from the financial statements of Cardiometrics included elsewhere in this Proxy Statement/Prospectus which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended December 31, 1993 and 1992 and the balance sheet data at December 31, 1994, 1993 and 1992 also are derived from financial statements audited by Ernst & Young LLP which are not included in this Proxy Statement/ Prospectus. The statements of operations data for the three months ended March 31, 1996 and 1997 and the balance sheet data at March 31, 1997, are derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and in the opinion of management contain all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the financial position at such date and the results of operations for such periods. The historical results are not necessarily indicative of the results of operations to be expected for the entire year. The data set forth below should be read in conjunction with "Cardiometrics' Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of Cardiometrics and the Notes related thereto included elsewhere in this Proxy Statement/ Prospectus.

                                                                                                        THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                         -------------------------------------------------------     -------------------
                                          1996        1995        1994        1993        1992        1997        1996
                                         -------     -------     -------     -------     -------     -------     -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Sales..................................  $14,003     $11,112     $ 9,006     $ 8,510     $ 5,045     $ 3,467     $ 3,166
Cost of sales..........................    5,214       4,730       4,213       4,853       2,854       1,391       1,332
                                         -------     -------     -------     -------     -------     -------     -------
Gross profit...........................    8,789       6,382       4,793       3,657       2,191       2,076       1,834
Operating expenses:
  Research and development.............    3,279       2,259       2,960       2,296       1,754         862         709
  Selling, general and
    administrative.....................    8,682       6,549       5,375       5,709       3,449       2,189       1,792
  Merger expenses......................       --          --          --          --          --         761          --
                                         -------     -------     -------     -------     -------     -------     -------
Total operating expenses...............   11,961       8,808       8,335       8,005       5,203       3,812       2,501
                                         -------     -------     -------     -------     -------     -------     -------
Loss from operations...................   (3,172)     (2,426)     (3,542)     (4,348)     (3,012)     (1,736)       (667)
Other income (expense), net............      994         220         (27)         24          99         218         255
                                         -------     -------     -------     -------     -------     -------     -------
Net loss...............................  $(2,178)    $(2,206)    $(3,569)    $(4,324)    $(2,913)    $(1,518)    $  (412)
                                         =======     =======     =======     =======     =======     =======     =======
Pro forma net loss per share(1)........  $ (0.32)    $ (0.45)    $ (0.83)                            $ (0.22)    $ (0.06)
                                         =======     =======     =======                             =======     =======
Shares used in computing pro forma net
  loss per share(1)....................    6,834       4,850       4,295                               6,944       6,728
                                         =======     =======     =======                             =======     =======
GEOGRAPHIC SALES DATA:
Japan..................................  $ 5,800     $ 4,061     $ 3,022     $ 2,741     $ 1,668     $ 1,766     $ 1,278
United States..........................    3,446       2,701       2,549       3,486       2,093       1,079         821
Europe and other.......................    4,757       4,350       3,435       2,283       1,284         622       1,067
SUPPLEMENTAL OPERATING DATA:
Cumulative shipments of FloMap
  instruments at end of period.........      491         388         296         201         110         516         412
FloWire devices sold in period.........   20,709      14,369      13,208      11,924       4,416       5,305       3,938

                                                                   DECEMBER 31,                              MARCH 31,
                                           ------------------------------------------------------------     -----------
                                             1996         1995         1994         1993         1992          1997
                                           --------     --------     --------     --------     --------     -----------
                                                                  (IN THOUSANDS)                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents................  $ 17,439     $ 20,725     $  3,773     $  4,057     $  3,179      $  15,596
Working capital..........................    21,954       24,008        5,806        6,202        4,469         20,412
Total assets.............................    25,039       26,730        8,826        8,712        6,433         24,005
Total long term obligations..............        47          223          398          614          414             19
Accumulated deficit......................   (34,031)     (31,853)     (29,647)     (26,078)     (21,754)       (33,549)
Stockholders' equity.....................    22,843       24,694        6,440        6,908        5,072         21,430

---------------
(1) See Note 1 of Notes to Cardiometrics' Financial Statements for information concerning the computation of pro forma net loss per share.

             CARDIOMETRICS MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Cardiometrics was founded in 1985 to develop a catheter based system for the continuous measurement of cardiac output utilizing Doppler ultrasound techniques. In 1990, Cardiometrics discontinued development of its continuous cardiac output measurement device due to Cardiometrics' assessment of the product's inability to meet the performance expectations of the market. At this time, Cardiometrics restructured its operations under new management to focus on a new business strategy: the development and commercialization of the FloWire/FloMap system.

     In 1991, Cardiometrics received FDA 510(k) clearance for its 0.018" FloWire and began marketing and selling the FloWire primarily to clinical research sites in the U.S., Europe and Japan. During 1992, the Japanese Ministry of Health granted the FloWire/FloMap system official reimbursement status, resulting in significant sales growth in Japan and in the U.S., and Cardiometrics received FDA clearance for its 0.014" FloWire. In 1993, Cardiometrics substantially increased its manufacturing capacity, including adding a second shift, to meet significant back orders for the 0.014" FloWire product in Japan. After supplying the FloWire devices to meet the back orders, Cardiometrics adjusted its manufacturing capacity to one shift and reduced its manufacturing headcount.

     During 1993, increasing uncertainty concerning health care reform slowed capital expenditures on medical equipment in the United States. In response, Cardiometrics changed its U.S. marketing approach in 1994, from a capital equipment focus to an emphasis on routine clinical usage of the FloWire and resulting sales of disposable devices. In the U.S. market, Cardiometrics began offering hospitals the option to obtain the use of the FloMap in exchange for a commitment to purchase a minimum number of FloWire devices per month for a period of one to two years. This change was accompanied by a reduction and reorganization of the U.S. sales force and resulted in a decrease in FloMap sales.

     In 1994 Cardiometrics continued to invest in clinical outcome studies and to develop its sales and marketing capabilities. In August 1995, Cardiometrics introduced its FloMap II product, a compact version of the FloMap, for installation in each cardiac catheterization laboratory room, at a lower price point than the portable but freestanding FloMap.

     In November 1995, Cardiometrics completed an initial public offering of 2,200,000 shares of common stock with net proceeds of $17.6 million.

     Based on the outcome of the DEBATE clinical study presented in early 1996, Cardiometrics began to focus its sales and marketing efforts on the use of the FloWire to assess post-procedural results of angioplasty. To support this new focus, two new clinical studies, DESTINI-CFR and DEBATE II, were started in the second half of 1996. In December 1996, Cardiometrics filed a FDA 510(k) premarket notification for the WaveWire/WaveMap pressure system, and its first clinical use was demonstrated in Europe during the same month.

     On January 26, 1997, Cardiometrics, EndoSonics Corporation, a Delaware Corporation ("EndoSonics"), and River Acquisition Corporation, a Delaware Corporation and a wholly owned subsidiary of EndoSonics ("Merger Sub"), entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), pursuant to which Merger Sub will be merged with and into Cardiometrics (the "Merger"), with Cardiometrics surviving the Merger and becoming a wholly owned subsidiary of EndoSonics. The consummation of the Merger is subject, among other things, to the approval of the Merger by the stockholders of Cardiometrics, at a stockholders meeting currently expected to be held in July 1997 and the satisfaction of certain other closing conditions.

     Cardiometrics has not been profitable since inception and, as of March 31, 1997, had an accumulated deficit of $35.5 million, $25.7 million of which has been incurred since Cardiometrics restructured its operations in 1990. Further growth in the sales volume of Cardiometrics' products and the resulting gross profit will be needed to offset future investments in research and development, principally clinical outcome studies, and selling, general and administrative expenses.

RESULTS OF OPERATIONS

     The following table sets forth certain selected statement of operations information of Cardiometrics as a percentage of sales for the periods indicated.

                                                                              THREE MONTHS
                                                    YEAR ENDED DECEMBER          ENDED
                                                            31,                MARCH 31,
                                                   ---------------------      ------------
                                                   1994     1995     1996     1996     1997
                                                   ---      ---      ---      ---      ---
    Percentage of Sales
    Sales........................................  100%     100%     100%     100%     100%
    Cost of sales................................   47       43       37       42       40
                                                   ---      ---      ---      ---      ---
    Gross margin.................................   53       57       63       58       60
    Operating expenses:
      Research and development...................   33       20       24       22       25
      Selling, general and administrative........   60       59       62       57       63
      Merger expenses............................   --       --       --       --       22
                                                   ---      ---      ---      ---      ---
    Total operating expenses.....................   93       79       86       79      110
    Loss from operations.........................  (40)     (22)     (23)     (21)     (50)
    Interest income (expense), net...............   --        2        7        8        6
                                                   ---      ---      ---      ---      ---
    Net loss.....................................  (40)%    (20)%    (16)%    (13)%    (44)%
                                                   ===      ===      ===      ===      ===

  Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
1996

     Sales. Sales increased 10% during the three months ended March 31, 1997 compared to the three months ended March 31, 1996 to $3,467,000 from $3,166,000. Sales for the first quarter of 1997 increased over the corresponding period of 1996 primarily as a result of an increase in sales volume of FloWire units. The increase in FloWire unit shipments was due in part to a U.S. co-distribution agreement that the Company entered into in March 1997 with Cordis Corporation, a Johnson & Johnson Company. The increase in FloWire sales was partially offset by no sales of AccuTrac guide wires during the three month period ended March 31, 1997 as compared to $420,000 of sales during the similar period in 1996.

     Cost of sales. Cost of sales increased four percent during the three months ended March 31, 1997 compared to the three months ended March 31, 1996 to $1,391,000 from $1,332,000. As a percentage of sales, cost of sales decreased to 40% for the three months ended March 31, 1997 compared to 42% in the same three month period of 1996. This decrease was primarily the result of a greater proportion of FloWire sales as a percentage of total sales partially offset by a lower gross margin realized on instrument sales.

     Research and development. Research and development expenses increased 22% during the three months ended March 31, 1997 over the three month period ended March 31, 1996 to $862,000 from $709,000. As a percentage of sales, research and development expenses increased to 25% in the first quarter of 1997 from 22% in the same quarter of 1996. This increase was due to increased spending on clinical studies, which the Company includes in research and development expenses. The expenditures on clinical studies included both on-going studies and studies initiated during the first three months of 1997. The Company plans to continue its expenditures in research and development, including additional expenditures on clinical studies.

     Selling, general and administrative. Selling, general and administrative expenses increased 22% during the three months ended March 31, 1997 over the three months ended March 31, 1996 to

$2,189,000 from $1,792,000. Selling, general and administrative expenses as a percentage of sales increased during the first quarter of 1997 to 63% as compared to 57% during the first quarter of 1997. The increase in selling, general and administrative expenses was principally the results of increased staffing and associated expenses, additional sales and marketing programs and expenses associated with increased sales volumes.

     Merger expenses. The Company incurred $761,000 of expenses in the first quarter of 1997 related to the proposed merger with EndoSonics. These expenses consisted primarily of expenditures for professional legal services and investment banking fees. The Company expects to incur additional expenses related to the proposed merger with EndoSonics as least through the second quarter of 1997.

  Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Sales. Sales increased 26% during the period ended December 31, 1996 over the period ended December 31, 1995 to $14,003,000 from $11,112,000. This increase was primarily the result of an increase in sales of FloWire units, primarily in Japan and the U.S., and, to a lesser extent, an increase in the average realized selling price of FloWire units. These increases were partially offset by decreases in sales of AccuTrac, SmartMap and SmartWire units.

     Cost of sales. Cost of sales increased 10% during the period ended December 31, 1996 over the period ended December 31, 1995 to $5,214,000 from $4,730,000. Cost of sales as a percentage of sales decreased to 37% in the period ended December 31, 1996 from 43% in the period ended December 31, 1995. This decrease was the result of a greater percentage of FloWire sales, which carry higher gross margins than instrument sales. The decrease was also the result of unit manufacturing cost reductions for FloWire devices. These cost reductions were achieved through lower manufacturing overhead cost per unit due to increased volumes.

     Research and development. Research and development expenses increased 45% for the period ended December 31, 1996 over the period ended December 31, 1995 to $3,279,000 from $2,259,000. As a percentage of sales, research and development expenses increased to 24% in the period ending December 31, 1996 from 20% in the period ended December 31, 1995. The increase was primarily the result of increased spending on clinical studies, which Cardiometrics includes in research and development expenses. These studies include DESTINI-CFR and DEBATE II, which were new studies commenced in 1996 and which will continue in 1997 and 1998. The increase in research and development was also the result of and increased spending for personnel and outside services related to new product development. Cardiometrics plans to continue its expenditures in research and development, including additional clinical studies.

     Selling, general and administrative. Selling, general and administrative expenses increased 33% in the period ended December 31, 1996 over the period ended December 31, 1995 to $8,682,000 from $6,549,000. As a percentage of sales, selling, general and administrative expenses increased to 62% in the period ending December 31, 1996 from 59% in the period ended December 31, 1995. This increase relates primarily to expenses associated with increased sales volumes, marketing programs, external corporate reporting and increased staffing and associated expenses.

  Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Sales. Sales increased 23% during the period ended December 31, 1995 over the period ended December 31, 1994 to $11,112,000 from $9,006,000. This was primarily the result of an increase in the average realized selling price for the FloWire units and, to a lesser extent, an increase in sales volume of FloWire units and to the introduction of the AccuTrac angioplasty guide wire.

     Cost of sales. Cost of sales increased 12% during the period ended December 31, 1995 over the period ended December 31, 1994 to $4,730,000 from $4,213,000. Cost of sales as a percentage of sales decreased to 43% in the period ended December 31, 1995 from 47% in the period ended December 31, 1994. This decrease is principally the result of unit manufacturing cost reductions for FloWire devices.

These cost reductions were achieved through lower manufacturing overhead cost per unit due to increased volumes and manufacturing efficiencies, such as Just In Time techniques to reduce throughput time, improved yields, reduced scrap costs and out-sourcing of non-proprietary fabrication and assembly processes.

     Research and development. Research and development expenses decreased 24% for the period ended December 31, 1995 over the period ended December 31, 1994 to $2,259,000 from $2,960,000. As a percentage of sales, research and development expenses decreased to 20% in the period ending December 31, 1995 from 33% in the period ended December 31, 1994. The decrease was primarily due to a temporary reduction in spending on clinical studies, which Cardiometrics includes in research and development expenses, as a result of the completion of patient recruitment for major studies started in 1993 and 1994.

     Selling, general and administrative. Selling, general and administrative expenses increased 22% in the period ended December 31, 1995 over the period ended December 31, 1994 to $6,549,000 from $5,375,000. As a percentage of sales, selling, general and administrative expenses increased 1%. The increase in selling and marketing expenses relates primarily to increased sales volume and additional sales and marketing programs commenced in late 1994 and early 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, Cardiometrics has financed its operations primarily through the private sales of equity securities, raising approximately $38.5 million, and through an initial public offering in November 1995 with net proceeds of approximately $17.6 million. In addition, Cardiometrics has financed a substantial portion of its capital equipment requirements to date through notes payable issued under a $1.5 million equipment loan and security agreement.

     In 1996, 1995 and 1994, Cardiometrics' cash used in operations was $2,761,000, $2,717,000 and $3,134,000, respectively. The decrease in cash used in operations from 1994 to 1996 was primarily due to increases in product sales and gross margin improvements which were partially offset by increases in net inventory and accounts receivable. For the three month period ended March 31, 1997 the Company's cash used in operations was $1,623,000.

     At March 31, 1997, Cardiometrics' principal sources of liquidity included an aggregate of $15,596,000 in cash, cash equivalents and short term investments. Cardiometrics expects to incur substantial additional costs, including costs related to sales and marketing and research and development, including additional clinical outcome studies and the purchase of capital equipment. Cardiometrics believes that the remaining net proceeds of the November 1995 initial public offering will provide sufficient funds for Cardiometrics' anticipated funding requirements through at least 1997 and for the foreseeable future. However, there can be no assurance that Cardiometrics will not require additional financing, or that if required, such financing will be available on terms acceptable to Cardiometrics.

                            CARDIOMETRICS MANAGEMENT

     Shown below is a brief description of the background and experience of the current executive officers of Cardiometrics.

     The executive officers of Cardiometrics, and their ages as of May 30, 1997, are as follows:

NAME                              AGE                           POSITION
------------------------------    ----    ----------------------------------------------------
Menahem Nassi, Ph.D...........     48     President, Chief Executive Officer, Director
Claire Andrews................     41     Vice President, Regulatory, Quality and Clinical
Robert C. Colloton............     39     Vice President, Marketing
Jeffrey S. Frisbie............     47     Vice President, Research and Development
Stanley Levy, Jr..............     43     Vice President, Manufacturing
Robert Y. Newell, IV..........     49     Vice President, Finance and Administration, Chief
                                            Financial Officer and Secretary
Michael J. Sorna..............     54     Vice President, International Sales and Operations

     The officers of Cardiometrics are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships between any of the directors or executive officers of Cardiometrics.

     MENAHEM NASSI, PH.D. has served as President and Chief Executive Officer since 1991 and as a Director since 1990. In 1990, Dr. Nassi was named General Manager and became responsible for building Cardiometrics under its new FloWire product focus. Prior to that, he was Cardiometrics' Vice President, Research and Development from 1988 to 1990. From 1981 to 1988, Dr. Nassi worked at Diasonics, Inc., a medical imaging company, most recently as Director of Engineering and Research and Development. Prior to Diasonics, Dr. Nassi worked in both the x-ray imaging and ultrasound divisions of Varian Associates and Elscint, Inc. Dr. Nassi received B.S. and M.S. degrees in mechanical engineering from the Technion, Israel Institute of Technology, and a M.S. degree in electrical engineering and a Ph.D. degree in bioengineering from Stanford University.

     CLAIRE ANDREWS has served as Vice President Regulatory, Quality and Clinical since January 1997 and as Director, Regulatory, Quality and Clinical from February 1996 to 1997. Before joining Cardiometrics, Ms. Andrews held various management positions in regulatory, quality and clinical affairs at Physiometrix, Lumisys and Diasonics. Ms. Andrews has over fifteen years experience in the medical device industry, including obtaining the first marketing approval for an MRI scanner in the United States.

     ROBERT C. COLLOTON has served as Vice President, Marketing since January 1996 and from 1993 to 1994. During 1994 and 1995, he was Vice President, Marketing and U.S. Sales. Prior to joining Cardiometrics, Mr. Colloton worked in a variety of marketing positions at SciMed Life Systems, Inc., a manufacturer of angioplasty devices, from 1989 to 1993, most recently as SciMed's Group Product Marketing Director for balloon angioplasty catheters. He has also held sales and marketing positions with Boston Scientific and Johnson & Johnson. Mr. Colloton earned a B.S. degree in marketing from Miami University, Ohio.

     JEFFREY S. FRISBIE has served as Vice President, Research and Development since 1993, as Director of Research and Development, Disposables from 1991 to 1993 and as a Senior Project Engineer from 1988 to 1991. He was also manager of the Dilatation Catheter Development Group at Advanced Cardiovascular Systems for several years. Mr. Frisbie received a B.S. degree in bioengineering from the University of California, San Diego and is the inventor or co-inventor of over ten U.S. and foreign patents.

     STANLEY LEVY, JR. has served as Vice President, Manufacturing since September 1996, as Director of Research and Development, Instrumentation, from 1992 to 1996, and as Manager of Research and Development, Instrumentation, from 1988 to 1992, and as Senior Project Engineer from 1987 to 1988. Mr. Levy has directed instrument manufacturing since 1991. Mr. Levy has held engineering design, consulting and management positions at Phase 2 Automation, Diasonics and Measurex Corporation. Mr. Levy received a B.S. and M.S. degree in Electrical Engineering from Stanford University.

     ROBERT Y. NEWELL, IV has served as Vice President, Finance and Administration, and Chief Financial Officer since 1992 and as Secretary since 1995. Prior to joining Cardiometrics, Mr. Newell co-founded Beta Phase, Inc., a high performance connector company, in 1985, where he served as a director and Vice President of Finance. Mr. Newell received a B.A. degree in mathematics from the College of William and Mary and an M.B.A. degree from Harvard University.

     MICHAEL J. SORNA has served as Vice President, International Sales and Operations since 1994 and as Vice President of Sales and Marketing from 1991 to 1994. Before joining Cardiometrics, Mr. Sorna served as Director of Sales at Cardiovascular Imaging Systems, Inc., a leading intravascular ultrasound imaging company, from 1989 to 1991. Mr. Sorna has more than 20 years of experience in the cardiovascular industry. Mr. Sorna earned a B.S. degree in premedicine/dentistry from Eastern Michigan University.

     Dr. Nassi has entered into an agreement with EndoSonics to become a consultant to EndoSonics upon the consummation of the Merger. The agreement also contemplates the election of Dr. Nassi to the EndoSonics Board following the Merger. Mr. Sorna has entered into an agreement with EndoSonics, effective upon the Merger, to become EndoSonics' Vice President, European Sales and Marketing. Mr. Newell entered into an agreement with EndoSonics pursuant to which he has agreed to serve as a full time consultant to EndoSonics for the first three months following the consummation of the Merger and as a half time consultant for the three months after that. In addition, EndoSonics agreed to pay $20,000 to Mr. Newell if certain goals are met and that Mr. Newell's severance payment will be made within thirty-five days after the consummation of the Merger. Mr. Levy entered into an agreement with EndoSonics with the following provisions:
(i) EndoSonics will make Mr. Levy's severance payment on July 21, 1997; (ii) Mr. Levy will be on vacation from July 21, 1997 to August 8, 1997; (iii) Mr. Levy will serve as a full time consultant to EndoSonics from August 8, 1997 to December 31, 1997 and (iv) Mr. Levy will serve as a part time consultant for all of 1998. Mr. Frisbie has declined an offer to work for EndoSonics after the consummation of the Merger. However, Mr. Frisbie has agreed to continue working until the end of August 1997, at which time his severance payment will be paid. See "The Merger and Related Transaction -- Interests of Certain Persons in the Merger." Subsequent to the date hereof, EndoSonics may reach agreement with other executive officers of Cadiometrics regarding becoming executive officers of EndoSonics.

                      COMPARISON OF RIGHTS OF STOCKHOLDERS
                      OF ENDOSONICS, CVD AND CARDIOMETRICS

     Cardiometrics, EndoSonics and CVD are all Delaware corporations and therefore Cardiometrics stockholders' rights will remain governed by the Delaware General Corporation Law after the Merger. Cardiometrics stockholders' rights will, however, be governed after the Merger by EndoSonics' and CVD's respective Certificates of Incorporation and Bylaws.

     The following is a summary of the material differences between the rights of holders of Cardiometrics Common Stock and the rights of holders of EndoSonics Common Stock and the rights of holders of CVD Common Stock at the date hereof. These differences arise from differences between Cardiometrics' Certificate of Incorporation (the "Cardiometrics Certificate") and Cardiometrics' Bylaws (the "Cardiometrics Bylaws") and EndoSonics' Certificate of Incorporation (the "EndoSonics Certificate") and EndoSonics' Bylaws (the "EndoSonics Bylaws") and CVD's Certificate of Incorporation (the "CVD Certificate") and CVD's Bylaws (the "CVD Bylaws"), respectively.

STOCKHOLDER PROPOSALS; DIRECTOR NOMINATIONS

     The EndoSonics Bylaws provide that no stockholder proposals or nominations for directors of EndoSonics by any person other than the EndoSonics Board of Directors may be presented to any meeting of stockholders unless the person making the proposal or nomination is a record stockholder and has delivered a written notice to the secretary of EndoSonics no less than 60 days nor more than 90 days in advance of the stockholder meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

     The CVD Bylaws provide that no stockholder proposals or nominations for directors of CVD by any person other than the CVD Board of Directors may be presented to any meeting of stockholders unless the person making the proposal or nomination is a record stockholder and has delivered a written notice to the secretary of CVD no less than 90 days in advance of the stockholder meeting; provided, however, that in the event that less than 100 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

     The Cardiometrics Bylaws provide that no stockholder proposals or nominations for directors of Cardiometrics by any person other than the Cardiometrics Board of Directors may be presented to any meeting of stockholders unless the person making the proposal or nomination is a record stockholder and has delivered a written notice to the secretary of Cardiometrics no less than 30 days nor more than 60 days in advance of the stockholder meeting.

AMENDMENT TO GOVERNING DOCUMENTS

     The Delaware General Corporation Law (the "DGCL") requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. If an amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. While neither the Cardiometrics Certificate nor the CVD Certificate requires a greater level of approval for an amendment thereto, the EndoSonics Certificate requires the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the total voting power of all outstanding shares of stock entitled to vote thereon for the repeal or amendment of certain provisions of the EndoSonics Certificate relating to (i) amendment of the EndoSonics Bylaws to increase or reduce the authorized number of directors, (ii) the number of directors of EndoSonics, (iii) the ability of stockholders to take corporate action, (iv) the liability of directors of EndoSonics for breach of fiduciary duty and (v) the amendment of the EndoSonics Certificate.

     The DGCL also states that the power to adopt, amend or repeal the by-laws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. Each of the Cardiometrics Certificate, the EndoSonics Certificate and the CVD Certificate expressly authorizes the respective boards of directors to make, repeal, alter, amend and rescind the Cardiometrics Bylaws, EndoSonics Bylaws and CVD Bylaws, respectively; provided, however, that the EndoSonics Certificate provides that any amendment of the EndoSonics Bylaws relating to the increase or reduction of the authorized number of directors shall require a resolution adopted by the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of the directors.

STOCKHOLDER CONSENT IN LIEU OF MEETING

     Under the DGCL, unless otherwise provided in the certificate of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. Each of the EndoSonics Certificate, CVD Certificate and Cardiometrics Certificate each provide that stockholders may not take any action by written consent in lieu of a meeting.

ANTI-TAKEOVER PROVISIONS

     The Cardiometrics Certificate provides that Cardiometrics' Board of Directors is divided into two classes, with each class serving a staggered two-year term. The classification system of electing directors may have the effect of discouraging third parties from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors by making it more difficult for stockholders to replace a majority of the directors.

     The Cardiometrics Bylaws provide that special meetings of its stockholders may only be called by the president or a majority of the Board of Directors. The CVD Bylaws provide that special meetings of its stockholders may only be called by the president, a majority of the Board of Directors, or stockholders owning not less than 50% of the entire capital stock of the corporation issued and outstanding and entitled to vote. The EndoSonics Certificate provides that special meetings of its stockholders may only be called by the president or Chairman of the Board or a majority of the Board of Directors; EndoSonics stockholders may not call a special meeting of stockholders.

CUMULATIVE VOTING

     Neither the EndoSonics Certificate, the Cardiometrics Certificate nor the CVD Certificate nor the EndoSonics Bylaws, the Cardiometrics Bylaws or the CVD Bylaws provide for cumulative voting in elections of directors. Therefore, under Delaware law, cumulative voting rights are not available to EndoSonics, Cardiometrics or CVD stockholders.

     The foregoing discussion of certain similarities and material differences between the rights of Cardiometrics stockholder, the rights of EndoSonics stockholders and the rights of the CVD stockholders under the respective Certificates of Incorporation and Bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the General Corporation Law of Delaware, the common law thereunder and the full text of the Certificates of Incorporation and Bylaws of each of EndoSonics, CVD and Cardiometrics.

                             STOCKHOLDER PROPOSALS

     As described in EndoSonics' proxy statement relating to its 1996 Annual Meeting of Stockholders, the deadline for stockholders to submit proposals to be considered for inclusion in EndoSonics' proxy statement for the EndoSonics 1997 Annual Meeting of Stockholders was December 23, 1996.

     As described in Cardiometrics' proxy statement relating to its 1996 Annual Meeting of Stockholders, stockholder proposals that are intended to be presented at Cardiometrics' 1997 Annual Meeting of Stockholders (if the Merger is not consummated) which are eligible for inclusion in Cardiometrics' proxy statement for that meeting under the applicable rules of the Commission must have been received by Cardiometrics no later than February 28, 1997 in order to be included in the proxy statement and related proxy materials for that meeting.

                                    EXPERTS

     The consolidated financial statements of Endosonics Corporation at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Cardiometrics, Inc. at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and certain other matters relating to the Merger and the transactions contemplated thereby will be passed upon for EndoSonics by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters relating to the Merger and the transactions contemplated thereby will be passed upon for Cardiometrics by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                              CARDIOMETRICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Financial Statements
Report of Ernst & Young LLP, Independent Auditors.....................................   F-2
Balance Sheets as of December 31, 1996 and 1995.......................................   F-3
Statements of Operations for the three years ended December 31, 1996..................   F-4
Statements of Stockholders' Equity for the three years ended December 31, 1996........   F-5
Statements of Cash Flows for the three years ended December 31, 1996..................   F-6
Notes to Financial Statements.........................................................   F-7
Condensed Interim Financial Statements
Balance sheets as of March 31, 1997 and December 31, 1996.............................  F-16
Statements of Operations for the three month periods ended March 31, 1997 and 1996....  F-17
Statements of Cash Flows for the three month periods ended March 31, 1997 and 1996....  F-18
Notes to Condensed Financial Statements...............................................  F-19

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Cardiometrics, Inc.

     We have audited the accompanying balance sheets of Cardiometrics, Inc., as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on theses financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardiometrics, Inc. at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP
Palo Alto, California
February 17, 1997, except as to
Note 10, as which the
date is May 20, 1997

                              CARDIOMETRICS, INC.

                                 BALANCE SHEETS
                    (In thousands, except per share amounts)

                                                                            DECEMBER 31,
                                                                        ---------------------
                                                                          1996         1995
                                                                        --------     --------
ASSETS
Current assets:
  Cash and cash equivalents..........................................   $    548     $ 11,898
  Short term investments.............................................     16,891        8,827
  Accounts receivable, net...........................................      2,462        1,771
  Accounts receivable, related party.................................      1,331        1,342
  Inventories........................................................      2,542        1,758
  Other current assets...............................................        329          225
                                                                         -------      -------
Total current assets.................................................     24,103       25,821

Property and equipment, net..........................................        935          878
Other assets.........................................................          1           31
                                                                         -------      -------
Total assets.........................................................   $ 25,039     $ 26,730
                                                                         =======      =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................   $    712     $    746
  Accrued employee compensation......................................        569          470
  Accrued clinical trial expenses....................................        518          282
  Current portion of note payable....................................        176          175
  Deferred revenue and other current liabilities.....................        174          140
                                                                         -------      -------
Total current liabilities............................................      2,149        1,813

Note payable, less current portion...................................         47          223

Commitments
Stockholder's equity:
  Preferred stock $0.01 par value; 5,000 shares authorized, none
     issued and outstanding..........................................         --           --
  Common stock, $0.01 par value; 15,000 shares authorized, 6,926 and
     6,689 shares issued and outstanding as of December 31, 1996 and
     1995 respectively...............................................         69           67
  Additional paid-in capital.........................................     57,354       57,241
  Deferred compensation..............................................       (549)        (761)
  Accumulated deficit................................................    (34,031)     (31,853)
                                                                         -------      -------
Total stockholders' equity...........................................     22,843       24,694
                                                                         -------      -------
Total liabilities and stockholders' equity...........................   $ 25,039     $ 26,730
                                                                         =======      =======

                            See accompanying notes.

                              CARDIOMETRICS, INC.

                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                   YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                1996        1995        1994
                                                               -------     -------     -------
Sales........................................................  $ 8,203     $ 7,051     $ 5,984
Sales to a related party.....................................    5,800       4,061       3,022
                                                               -------     -------     -------
Total sales..................................................   14,003      11,112       9,006
Costs and expenses:
  Cost of sales..............................................    5,214       4,730       4,213
  Research and development...................................    3,279       2,259       2,960
  Selling, general and administration........................    8,682       6,549       5,375
                                                               -------     -------     -------
Total costs and expenses.....................................   17,175      13,538      12,548
                                                               -------     -------     -------
Loss from operations.........................................   (3,172)     (2,426)     (3,542)
Interest and other income....................................    1,045         328         137
Interest expense.............................................      (51)       (108)       (164)
                                                               -------     -------     -------
Net loss.....................................................  $(2,178)    $(2,206)    $(3,569)
                                                               =======     =======     =======
Net loss per share...........................................  $ (0.32)         --          --
                                                               =======     =======     =======
Pro forma net loss per share.................................       --     $ (0.45)    $ (0.83)
                                                               =======     =======     =======
Shares used in computing per share amounts (see Note 1)......    6,834       4,850       4,295
                                                               =======     =======     =======

                            See accompanying notes.

                              CARDIOMETRICS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                      (In thousands, except share amounts)

                       CONVERTIBLE PREFERRED
                               STOCK               COMMON STOCK        ADDITIONAL                                       TOTAL
                       ---------------------    -------------------     PAID-IN        DEFERRED      ACCUMULATED    STOCKHOLDERS'
                          SHARES      AMOUNT      SHARES     AMOUNT     CAPITAL      COMPENSATION      DEFICIT         EQUITY
                       ------------   ------    ----------   ------    ----------    ------------    -----------    -------------
Balances at December
  31, 1993..........     10,566,392   $ 105         94,570    $  1      $ 32,880        $   --        $ (26,078)       $ 6,908
  Issuance of common
    stock, net of
    repurchases.....             --      --         17,596      --            16            --               --             16
  Issuance of Series
    D preferred
    stock, net of
    issuance costs
    of $15..........        620,000       6             --      --         3,079            --               --          3,085
  Net loss..........             --      --             --      --            --            --           (3,569)        (3,569)
                        -----------   -----      ---------     ---       -------         -----         --------        -------
Balances at December
  31, 1994..........     11,186,392     111        112,166       1        35,975            --          (29,647)         6,440
  Issuance of common
    stock...........             --                 75,248       1            42            --               --             43
  Issuance of Series
    D preferred
    stock, net of
    issuance costs
    of $4...........        500,000       5             --      --         2,491            --               --          2,496
  Exercise of
    warrants for
    Series A
    preferred
    stock...........         75,156       1             --      --            65            --               --             66
  Conversion of
    preferred stock
    to common
    stock...........   (11,761,548)    (117)     4,301,932      43            74            --               --             --
  Issuance of
    2,200,000 shares
    of common stock
    in connection
    with initial
    public offering,
    net of issuance
    costs of
    $2,034..........             --      --      2,200,000      22        17,744            --               --         17,766
  Deferred
    compensation
    related to the
    grant of certain
    stock options...             --      --             --      --           850          (850)              --             --
  Amortization of
    deferred
    compensation....             --      --             --      --            --            89               --             89
  Net loss..........             --      --             --      --            --            --           (2,206)        (2,206)
                        -----------   -----      ---------     ---       -------         -----         --------        -------
Balances at December
  31, 1995..........             --      --      6,689,346      67        57,241          (761)         (31,853)        24,694
  Issuance of common
    stock...........             --      --        236,596       2           276            --               --            278
  Additional initial
    public offering
    issuance
    costs...........             --      --             --      --          (163)           --               --           (163)
  Amortization of
    deferred
    compensation....             --      --             --      --            --           212               --            212
  Net loss..........             --      --             --      --            --            --           (2,178)        (2,178)
                        -----------   -----      ---------     ---       -------         -----         --------        -------
Balances at December
  31, 1996..........             --   $  --      6,925,942    $ 69      $ 57,354        $ (549)       $ (34,031)       $22,843
                        ===========   =====      =========     ===       =======         =====         ========        =======

                            See accompanying notes.

                              CARDIOMETRICS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                    YEAR ENDED DECEMBER 31,
                                                                  ----------------------------
                                                                    1996      1995      1994
                                                                  --------   -------   -------
Cash flows from operating activities:
Net loss........................................................  $ (2,178)  $(2,206)  $(3,569)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization.................................       413       431       448
  Amortization of deferred compensation.........................       212        89        --
  Gain on disposal of fixed assets..............................        (5)       --        (6)
  Changes in operating assets and liabilities:
     Accounts receivable........................................      (691)     (440)     (656)
     Accounts receivable, related parties.......................        11      (401)     (322)
     Inventories................................................      (784)      (70)      232
     Other assets...............................................       (74)     (164)       60
     Accounts payable...........................................       (34)      367       127
     Accrued employee compensation..............................        99        59       160
     Accrued clinical trial expenses............................       236      (340)      482
     Deferred revenue and other current liabilities.............        34       (42)      (90)
                                                                  --------   -------    ------
Net cash used in operating activities...........................    (2,761)   (2,717)   (3,134)

Cash flows from investing activities:
Purchases of available-for-sale securities......................   (30,795)  (64,620)  (10,856)
Maturities of available-for-sale securities.....................    22,731    58,244    11,967
Expenditures for property and equipment.........................      (470)     (299)     (134)
Proceeds from sale of equipment.................................         5        --        12
Other assets....................................................        --        --       (31)
                                                                  --------   -------    ------
Net cash (used in) provided by investing activities.............    (8,529)   (6,675)      958

Cash flows from financing activities:
Proceeds from sale of common stock, net of stock repurchases....       115    17,809        16
Proceeds from sale of preferred stock...........................        --     2,562     3,085
Proceeds from issuance of note payable..........................        --        --       217
Principal payments on note payable..............................      (175)     (394)     (313)
Principal payments on capital leases............................        --        (9)       (2)
                                                                  --------   -------    ------
Net cash (used in) provided by financing activities.............       (60)   19,968     3,003
                                                                  --------   -------    ------
Net increase in cash and cash equivalents.......................   (11,350)   10,576       827
Cash and cash equivalents at beginning of year..................    11,898     1,322       495
                                                                  --------   -------    ------
Cash and cash equivalents at end of year........................  $    548   $11,898   $ 1,322
                                                                  ========   =======    ======

Supplemental disclosure of cash flow information:
Cash paid for interest..........................................  $     51   $   108   $   164
                                                                  ========   =======    ======

                            See accompanying notes.

                              CARDIOMETRICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business and Basis of Presentation

     Cardiometrics, Inc. (the "Company"), a Delaware corporation, develops, manufactures and markets intravascular medical devices to measure blood flow impairment caused by coronary artery and vascular disease.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts may have been adjusted for consistency and presentation purposes.

  Reincorporation

     In August 1995, the board of directors of the Company authorized the reincorporation of the Company in the State of Delaware and a 1-for-3.2 reverse stock split, in which 3.2 shares of common stock were exchanged for one share of common stock. Following stockholder approval, the reincorporation was completed on October 25, 1995.

     Upon the reincorporation, the Company became authorized to issue 5,000,000 shares of $0.01 par value preferred stock and 15,000,000 shares of $0.01 par value common stock. All par value, share and per share amounts, as well as the dividend and liquidation preferences for preferred stock, included in the accompanying financial statements, have been retroactively adjusted to reflect the reverse stock split and the Company's reincorporation in Delaware.

  Cash, Cash Equivalents and Short Term Investments

     The Company invests its excess cash in investment grade, short term, interest bearing investments. Cash equivalents and short term investments consist of investment grade corporate obligations and money market funds. The Company considers highly liquid investments with original maturities of less than three months to be cash equivalents.

     The Company's marketable securities are sold if cash is needed and, therefore, are considered "available-for-sale." At December 31, 1996 and 1995, the amortized cost of marketable securities approximated market value. Realized gains and losses on marketable securities were insignificant during 1994, 1995 and 1996. The weighted average maturity on the short-term investments held as of December 31, 1996 does not exceed twelve months. The following table details the estimated fair market value of available-for-sale securities (in thousands).

                                                                     DECEMBER 31,
                                                                  -------------------
                                                                   1996        1995
                                                                  -------     -------
        US Government agencies..................................  $ --        $   965
        Corporate commercial paper..............................   11,884       7,825
        US corporate bonds......................................    2,503       1,016
        Money market funds......................................      226       9,511
                                                                  -------     -------
        Total available-for-sale securities.....................   14,613      19,317
        Amounts included in cash equivalents....................      226      11,490
                                                                  -------     -------
        Amounts included in short-term investments..............  $14,387     $ 7,827
                                                                  -------     -------
        Certificates of deposit (not "available-for-sale"
          securities)...........................................    2,504       1,000
                                                                  -------     -------
        Total short-term investments............................  $16,891     $ 8,827
                                                                  =======     =======

                              CARDIOMETRICS, INC.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is based on the first-in, first-out method and is determined using standard costs which approximate actual cost.

  Property and Equipment

     Equipment, including leasehold improvements, is recorded at cost. Equipment is depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the related asset or the term of the lease.

  Concentration of Credit Risk

     The Company sells its products primarily to members of the health services industry and distributors and generally requires no collateral. The Company maintains reserves for potential credit losses, and to date such losses have been within management's expectations.

  Revenue Recognition

     The Company recognizes revenue from the sale of its products when the products are shipped to its customers. Deferred revenue relates to service maintenance arrangements, whereby customers pay in advance of services being performed. Such amounts are recognized over the contractual period or as services are provided.

  Net Loss Per Share

     Except as noted below, historical net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent shares issued at prices substantially below the public offering price during the 12-month period prior to the initial filing of the initial public offering have been included in the calculation as if they were outstanding for all periods through November 3, 1995 (using the treasury stock method). The historical net loss per share information is calculated below:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1995          1994
                                                              ----------     --------
        Net loss per share..................................  $    (1.65)    $ (12.40)
                                                              ==========     ========
        Shares used in net loss per share calculation.......   1,334,218      287,806
                                                              ==========     ========

     Pro forma net loss per share for 1995 and 1994 has been computed as described above and also gives effect to the conversion of convertible preferred shares not included above that were automatically converted upon the completion of the Company's initial public offering (using the if-converted method from the original date of issuance).

  Stock Based Compensation

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which encourages, but does not require, companies to record compensation expense for stock-based employee compensation plans at fair value. The Company has chosen to continue to apply Accounting Principles

                              CARDIOMETRICS, INC.

Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock based plans and, accordingly, does not recognize compensation expense related to employees under its stock option plans for options granted to employees with an exercise price equal to the fair value of the underlying stock on the grant date or under its stock purchase plan. Note 5 contains a summary of the pro forma effects to reported net loss and loss per share for 1996 and 1995 if the Company had elected to recognize compensation expense based on the fair value of the options granted as described by SFAS 123.

2.  BALANCE SHEET INFORMATION

                                                                     DECEMBER 31,
                                                                  -------------------
                                                                   1996        1995
                                                                  -------     -------
                                                                    (IN THOUSANDS)
        Accounts receivable:
          Accounts receivable...................................  $ 2,577     $ 1,877
          Allowance for doubtful accounts.......................     (115)       (106)
                                                                  --------    -------
                                                                  $ 2,462     $ 1,771
                                                                  ========    =======
        Inventories:
          Raw materials.........................................  $   784     $   417
          Work-in-process.......................................      428         400
          Finished goods........................................    1,330         941
                                                                  --------    -------
                                                                  $ 2,542     $ 1,758
                                                                  ========    =======
        Property and equipment:
          Equipment.............................................  $ 3,117     $ 2,681
          Furniture and fixtures................................      433         430
          Leasehold improvements................................      153         151
                                                                  --------    -------
                                                                    3,703       3,262
        Accumulated depreciation and amortization...............   (2,768)     (2,384)
                                                                  --------    -------
                                                                  $   935     $   878
                                                                  ========    =======

3.  LEASE COMMITMENTS

     The Company leases its facility under a lease agreement that expires in March 2001 which contains a provision for the Company to cancel the lease effective March 31, 1998. The future noncancelable minimum lease payments for its facilities are $174,000 for 1997 and $43,000 for 1998. Total rental expense amounted to $252,000, $231,000 and $226,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

4.  NOTE PAYABLE

     At December 31, 1996, the Company had a remaining balance of $223,000 on a loan and security agreement with a financing company, which has been used to finance equipment purchases. The loan is

                              CARDIOMETRICS, INC.

secured by the financed equipment. The interest rate is approximately 10% per annum. Scheduled future payments on the outstanding balance are as follows:

                                                                          NOTE PAYABLE
                                                                         --------------
                                                                         (IN THOUSANDS)
        1997...........................................................      $  199
        1998...........................................................          49
                                                                              -----
        Total payments.................................................         248
        Amount representing interest...................................         (25)
                                                                              -----
        Net present value of note payments.............................         223
        Less current portion...........................................        (176)
                                                                              -----
        Long-term portion..............................................      $   47
                                                                              =====

5.  STOCKHOLDERS' EQUITY

  Common Stock

     In November 1995, the Company completed its initial public offering of 2,200,000 shares of common stock. The net proceeds to the Company were approximately $17.6 million. Upon completion of the offering, all of the preferred stock outstanding automatically converted into 4,301,932 shares of common stock.

  Warrants

     The following warrants to purchase common stock were issued in connection with various lending and equipment lease arrangements.

                             AS OF DECEMBER 31, 1996
----------------------------------------------------------------------------------
NUMBER OF SHARES     RESERVED FOR ISSUANCE     PRICE PER SHARE     EXPIRATION DATE
----------------     ---------------------     ---------------     ---------------
     16,406                  16,406                 $8.54          November 2000
      7,500                   7,500                  8.00          November 2000
     11,250                  11,250                  8.00          November 2000

  1985 and 1995 Employee Stock Option Plans

     In October 1985, the Company adopted an Employee Stock Option and Purchase Plan (the "1985 Plan"). In August 1995, the Company adopted a 1995 Stock Option Plan (the "1995 Plan"). Under the 1985 Plan and 1995 Plan (collectively the "Predecessor Plans"), employees, directors or consultants could be granted, at the discretion of the board of directors, options (incentive stock and/or nonqualified stock options) to purchase common stock at the then current fair market value or discounts to their current fair market value, respectively. All outstanding options and shares available for grant under the Predecessor Plans were transferred to the 1995 Stock Incentive Plan (see below).

  1995 Stock Incentive Plan

     The Company's 1995 Stock Incentive Plan (the "Plan") succeeded the Predecessor Plans. The Plan was adopted by the Board of Directors on September 5, 1995 and approved by the stockholders in October 1995. There are 1,399,914 shares of common stock authorized for issuance under the Plan. This share reserve is comprised of the shares which remained available for issuance under the Predecessor Plans, including the shares subject to outstanding options thereunder. Outstanding options under the Predecessor Plans were incorporated into the Plan and no further option grants will be made

                              CARDIOMETRICS, INC.

under the Predecessor Plans. Options granted before October 15, 1995 were immediately exercisable upon grant, and, options granted after October 15, 1995 were exercisable upon vesting, which is generally ratable over a four year period.

     The Plan is divided into four separate components: (i) the Discretionary Option Grant Program under which employees and consultants are granted options to purchase shares of common stock at an exercise price per share not less than 85% of fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may be issued shares of common stock directly, through the purchase of such shares at a price per share not less than 85% fair market value per share at the time of issuance or as a fully-paid bonus for services rendered the Company; (iii) the Salary Investment Option Grant Program under which the Company's officers may elect to have a portion of their base salary applied each year to the acquisition of special below-market option grants; and (iv) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of Common Stock at an exercise price equal to 100% of the fair market value of the option shares on the grant date.

     A summary of stock option activity for all plans is as follows:

                                                                   OPTIONS OUTSTANDING
                                                     -----------------------------------------------
                                                                               WEIGHTED    WEIGHTED
                                          SHARES                               AVERAGE     AVERAGE
                                         AVAILABLE    NUMBER      PRICE PER    EXERCISE   GRANT DATE
                                         FOR GRANT   OF SHARES      SHARE       PRICE     FAIR VALUE
                                         ---------   ---------   -----------   --------   ----------
Balances at December 31, 1993..........     40,268     757,626   $0.32-$4.80    $ 1.47          --
  Authorized...........................         --          --       --             --          --
  Granted..............................   (324,941)    324,941   $1.60-$1.92    $ 1.62          --
  Exercised............................         --     (17,794)  $0.32-$1.60    $ 0.91          --
  Repurchased..........................        198          --   $  0.32        $ 0.32          --
  Canceled.............................    307,310    (307,310)  $0.32-$4.80    $ 3.15          --
                                          --------    --------
Balances at December 31, 1994..........     22,835     757,463   $0.32-$1.92    $ 0.87          --
  Authorized...........................    343,750          --       --             --          --
  Granted at fair value................   (115,430)    115,430   $1.92-$9.00    $ 5.60      $ 2.58
  Granted below fair value.............   (219,677)    219,677   $  4.00        $ 4.00      $ 5.09
  Exercised............................         --     (75,248)  $0.32-$1.92    $ 0.58          --
  Canceled.............................     26,351     (26,351)  $0.32-$4.00    $ 2.25          --
                                          --------    --------
Balances at December 31, 1995..........     57,829     990,971   $0.32-$9.00    $ 2.10          --
  Authorized...........................    225,000          --       --             --          --
  Granted at fair value................   (225,300)    225,300   $4.38-$7.38    $ 5.60      $ 3.42
  Exercised............................         --    (204,953)  $0.32-$4.00    $ 0.69          --
  Canceled.............................     85,804     (85,804)  $0.64-$8.50    $ 4.27          --
                                          --------    --------
Balances at December 31, 1996..........    143,333     925,514   $0.32-$9.00    $ 3.06          --
                                          ========    ========

     The following table summarizes information regarding stock options outstanding at December 31, 1996:

                                                                                   EXERCISABLE OPTIONS
                                                                              ------------------------------
   RANGE OF         SHARES OUTSTANDING AT     WEIGHTED AVERAGE REMAINING       NUMBER       WEIGHTED AVERAGE
EXERCISE PRICES       DECEMBER 31, 1996        CONTRACTUAL LIFE (YEARS)       OF SHARES      EXERCISE PRICE
---------------     ---------------------     ---------------------------     ---------     ----------------
$0.32 - $1.60              443,515                        5.4                   443,515          $ 0.95
$1.92 - $4.88              310,299                        9.0                   195,899          $ 3.63
$5.63 - $9.00              171,700                        9.1                    44,534          $ 7.40
-------------              -------                        ---                   -------           -----
$0.32 - $9.00              925,514                        7.3                   683,948          $ 2.14
=============              =======                        ===                   =======           =====

     In January 1994, the Company authorized an exchange of stock options for a like number of stock options at the then-fair value. The exchange was voluntary and open to all employees holding options

                              CARDIOMETRICS, INC.

granted subsequent to certain dates. All stock options received in exchange remain under the same vesting terms as the previous options. In 1994, 235,081 options at an average option price of $3.52 were exchanged for a like number of options at an option price of $1.60 per share.

     The Company recorded deferred compensation for the difference between the grant price and the deemed fair value for financial statement presentation purposes of the Company's common stock for certain options granted in July and August 1995. Amortization of the deferred compensation was $212,000 and $89,000 in the years ended December 31, 1996 and 1995, respectively. The deferred compensation amount is amortized over a four-year period, the vesting period of the related stock options.

  Employee Stock Purchase Plan

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") was approved by the stockholders in October 1995. The Purchase Plan is designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan, and 100,000 shares of common stock have been reserved for this purpose. The Company has issued 31,643 shares under this plan through December 31, 1996.

  Pro Forma Information -- Stock Based Compensation

     As of December 31, 1996, the Company has two stock based compensation plans, which are described above. The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plans. Under APB 25, when the exercise price of the Company's employee stock option equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

     Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock purchase plan and employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using the minimum value method for the options granted from January 1, 1995 through November 2, 1995 and the Black-Scholes option pricing model for the options granted from November 3, 1995 to December 31, 1996. The following are the weighted-average assumptions for 1995 and 1996, respectively: risk free interest rate of 6.22% and 6.16%; volatility factor of the expected market price of the Company's common stock of
 .70 for the period from November 3, 1995 to December 31, 1996 and a weighted-average expected life of the options of 5.74 and 4.87 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock option and stock purchase plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options and the employee stock purchase plan.

                              CARDIOMETRICS, INC.

     For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to pro forma net loss over the options' vesting period. The Company's historical and pro forma information follows (in thousands, except for net loss per share information):

                                                                       1995     1996
                                                                      ------   ------
        Net loss
          Historical................................................  $2,206   $2,178
          Pro forma.................................................  $2,335   $2,748
        Net loss per share
          Historical (See Note 1)...................................  $ 0.45   $ 0.32
          Pro forma.................................................  $ 0.48   $ 0.40

     Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully realized until 1997.

  Shareholder Rights Plan

     On December 3, 1996, the Board of Directors adopted a Shareholder Rights Plan (the Rights Plan). Under the Rights Plan one preferred share purchase right (a "Right") is attached to each share of common stock of the Company. The Rights Plan is designed to assist the Company's stockholders in realizing fair value and equal treatment in the event of any attempted takeover of the Company and to protect the Company and its stockholders against coercive takeover tactics. In the event of certain changes in the Company's ownership, the Rights Plan allows stockholders to purchase the Company's or the potential acquiror's common stock with a market value of twice the Rights' then-current exercise price.

6.  401(K) SAVINGS AND RETIREMENT PLAN

     The Company has adopted a 401(k) Savings and Retirement Plan (the "Savings Plan") to provide for voluntary salary deferral contributions on a pretax basis in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company has the option of matching a certain percentage of each participant's contribution to the Savings Plan. As of December 31, 1996, the Company has not made any matching contributions.

7.  INCOME TAXES

     Due to the Company's loss position, there was no provision or benefit for income taxes for the years ended December 31, 1996, 1995 and 1994.

     A reconciliation of the income tax provision at the U.S. federal statutory rate (34%) to the income tax provision at the effective tax rate is as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                          1996      1995       1994
                                                          -----     -----     -------
        Income tax benefit computed at the federal
          statutory rate................................  $(741)    $(750)    $(1,213)
        Operating losses not utilized...................    741       750       1,213
                                                          -----     -----     -------
                                                             --        --          --
                                                          =====     =====     =======

     As of December 31, 1996, the Company has federal and state net operating loss carryforwards of $17,000,000 and $5,000,000, respectively, that will expire in the years 1997 through 2011, if not utilized. The Company also has federal and state research and experimentation credits of approxi-

                              CARDIOMETRICS, INC.

mately $619,000 and $335,000, respectively, that will expire in the years 2001 through 2011, if not utilized.

     The utilization of the federal net operating loss and the deduction equivalent of federal tax credit carryforwards of approximately $3,900,000 included in the above amounts will be subject to a cumulative annual limitation of approximately $1,375,000 per year pursuant to the stock ownership change provision of the Tax Reform Act of 1986. Future changes in ownership may result in additional limitations.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                                 YEAR ENDED DECEMBER
                                                                         31,
                                                                ---------------------
                                                                 1996          1995
                                                                -------       -------
        Deferred tax assets:
          Net operating loss carryforwards....................  $ 6,000       $ 5,000
          Research credits....................................      841           740
          Capitalized research costs..........................      552           520
          Other individually immaterial items.................      621           640
                                                                -------       -------
        Total deferred tax assets.............................    8,014         6,900
        Valuation allowance for deferred tax assets...........   (8,014)       (6,900)
                                                                -------       -------
        Net deferred tax assets...............................  $ --          $ --
                                                                =======       =======

     The valuation allowance increased by $638,000 during 1995.

8.  RELATED PARTY

     In November 1994 and June 1995, the Company issued a total of 1,100,000 shares of Series D preferred stock and granted certain distribution rights to its distributor in Japan, Goodman Company, Ltd. The shares were converted into 350,000 shares of common stock upon completion of the initial public offering. Sales to Goodman Co. Ltd. totaled $5,800,000, $4,061,000 and $3,022,000 or 41%,
37% and 34% of sales for the years ended December 31, 1996, 1995 and 1994, respectively. The costs of sales to this distributor amounted to $1,750,000, $1,381,000 and $1,346,000 for 1996, 1995 and 1994, respectively. Accounts receivable related to these transactions were $1,331,000 and $1,342,000 at December 31, 1996 and 1995, respectively.

9.  SEGMENT INFORMATION

     The Company conducts its business within one industry segment. One customer comprised 41%, 37% and 34% of the Company's sales for the years ended December 31, 1996, 1995 and 1994, respectively. A separate customer comprised 18%, 19%, less than 10% of the Company's sales for the years ended December 31, 1996, 1995 and 1994, respectively. International sales, primarily export sales to distributors, outside the United States, are as follows (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                         -----------------------------
                                                          1996        1995       1994
                                                         -------     ------     ------
        Japan..........................................  $ 5,800     $4,061     $3,022
        Europe.........................................    4,073      3,780      2,542
        Rest of world..................................      684        570        893
                                                         -------     ------     ------
        Total non-U.S. sales...........................  $10,557     $8,411     $6,457
                                                         =======     ======     ======

                              CARDIOMETRICS, INC.

10.  SUBSEQUENT EVENTS

  Reorganization Agreement

     On January 26, 1997, Cardiometrics, EndoSonics Corporation, a Delaware Corporation ("EndoSonics"), and River Acquisition Corporation, a Delaware Corporation and a wholly owned subsidiary of EndoSonics ("Merger Sub"), entered into an Agreement and Plan of Reorganization, as subsequently amended (the "Reorganization Agreement"), pursuant to which Merger Sub will be merged with and into Cardiometrics (the "Merger"), with Cardiometrics surviving the Merger and becoming a wholly owned subsidiary of EndoSonics. The consummation of the Merger is subject, among other things, to the approval of the Merger by the stockholders of Cardiometrics, at a stockholders' meeting currently expected to be held in July 1997 and the satisfaction of certain other closing conditions. Pursuant to the Reorganization Agreement, shareholders of Cardiometrics will receive shares in EndoSonics, shares in CardioVascular Dynamics, Inc. and cash, which, based on closing prices on the last trading day prior to the amendment to the Agreement and Plan of Reorganization (which values are subject to change), approximated $8.00 per share of Cardiometrics common stock held by them. In the event Cardiometrics terminates the Merger, under certain circumstances, Cardiometrics is obligated to pay up to $3,500,000 in cash as a termination fee.

     On January 26, 1997, EndoSonics and Cardiometrics entered into a Stock Option Agreement, pursuant to which, under limited circumstances, EndoSonics has the right to acquire up to 1,379,717 shares of authorized, unissued shares of Cardiometrics common stock at $9.00 per share. Under the terms of the Stock Option Agreement, EndoSonics will remit to Cardiometrics any proceeds otherwise payable to EndoSonics from any disposition of the Stock Option or the shares of Cardiometrics Common Stock issued upon exercise of the Stock Option which are in excess of the exercise price paid by EndoSonics to exercise the Stock Option.

  Litigation

     On January 28, 1997, an alleged class action complaint was filed in the New Castle County Delaware Court of Chancery against the Company and other parties seeking injunctive relief to prevent the consummation of the acquisition of the Company by EndoSonics, or if the Merger is consummated, seeking rescission of the Merger and payment of damages. The complaint, among other allegations, alleges that the directors of the Company, two officers of the Company (one of whom is a director), and a former director of the Company breached their fiduciary and other duties to the Company's stockholders and that EndoSonics knowingly aided and abetted such breaches. Cardiometrics and the individual defendants named in the complaint deny the material allegations asserted against them. Cardiometrics intends to defend vigorously itself and the named individual defendants against the allegations in the complaint.

                              CARDIOMETRICS, INC.

                                 BALANCE SHEETS
                                 (In thousands)

                                                                      MARCH 31,      DECEMBER 31,
                                                                        1997             1996
                                                                     -----------     ------------
                                                                     (UNAUDITED)       (NOTE 1)
ASSETS
Current assets:
  Cash and cash equivalents.......................................    $     746        $    548
  Short-term investments..........................................       14,850          16,891
  Accounts receivable, net........................................        2,292           2,462
  Accounts receivable, related party..............................        1,771           1,331
  Inventories.....................................................        2,578           2,542
  Other current assets............................................          731             329
                                                                       --------        --------
Total current assets..............................................       22,968          24,103

Property and equipment, net.......................................        1,036             935
Other assets......................................................            1               1
                                                                       --------        --------
Total assets......................................................    $  24,005        $ 25,039
                                                                       ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................    $     968        $    712
  Accrued employee compensation...................................          628             569
  Accrued clinical trial expenses.................................          556             518
  Current portion of note payable.................................          166             176
  Deferred revenue and other current liabilities..................          238             174
                                                                       --------        --------
Total current liabilities.........................................        2,556           2,149

Notes payable, less current portion...............................           19              47

Stockholders' equity:
  Preferred stock $0.01 par value; 5,000 shares authorized, none
     issued and outstanding.......................................           --              --
  Common stock, $0.01 par value; 15,000 shares authorized, 6,960 and 6,926 shares issued and outstanding as of March 31, 1997
     and December 31, 1996, respectively..........................           70              69
  Additional paid-in capital......................................       57,405          57,354
  Deferred compensation...........................................         (496)           (549)
  Accumulated deficit.............................................      (35,549)        (34,031)
                                                                       --------        --------
Total stockholders' equity........................................       21,430          22,843
                                                                       --------        --------
Total liabilities and equity......................................    $  24,005        $ 25,039
                                                                       ========        ========

                            See accompanying notes.

                              CARDIOMETRICS, INC.

                            STATEMENTS OF OPERATIONS
              (In thousands, except per share amounts; unaudited)

                                                                              THREE MONTHS
                                                                             ENDED MARCH 31,
                                                                           -------------------
                                                                            1997        1996
                                                                           -------     -------
Sales...................................................................   $ 1,701     $1,888
Sales to related party..................................................     1,766      1,278
                                                                           -------     ------
Total sales.............................................................   $ 3,467     $3,166
Costs and expenses:
  Cost of sales.........................................................     1,391      1,332
  Research and development..............................................       862        709
  Selling, general and administrative...................................     2,189      1,792
  Merger expenses.......................................................       761         --
                                                                           -------     ------
Total costs and expenses................................................     5,203      3,833
                                                                           -------     ------
Loss from operations....................................................    (1,736)      (667)
Interest and other income...............................................       226        271
Interest expense........................................................        (8)       (16)
                                                                           -------     ------
Net loss................................................................   $(1,518)    $ (412)
                                                                           =======     ======
Net loss per share......................................................   $ (0.22)    $(0.06)
                                                                           =======     ======
Shares used in computing net loss per share.............................     6,944      6,728
                                                                           =======     ======

                            See accompanying notes.

                              CARDIOMETRICS, INC.

                            STATEMENTS OF CASH FLOW
                           (In thousands; unaudited)

                                                                             THREE MONTHS
                                                                           ENDED MARCH 31,
                                                                         --------------------
                                                                          1997         1996
                                                                         -------     --------
Cash flows from operating activities:
Net loss..............................................................   $(1,518)    $   (412)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization.......................................       139          107
  Amortization of deferred compensation...............................        53           53
  Gain or disposal of fixed assets....................................        (6)          --
  Changes in operating assets and liabilities:
     Accounts receivable..............................................       170         (551)
     Accounts receivable, related parties.............................      (440)          64
     Inventories......................................................       (36)         (78)
     Other assets.....................................................      (402)         (99)
     Accounts payable.................................................       256          184
     Accrued employee compensation....................................        59           36
     Accrued clinical trial expenses..................................        38           80
     Deferred revenue and other current liabilities...................        64          (67)
                                                                         -------     --------
Net cash used in operating activities.................................    (1,623)        (683)

Cash flows from investing activities:
Purchases of available-for-sale securities............................    (7,119)     (10,424)
Maturities of available-for-sale securities...........................     9,160        2,436
Expenditures for property and equipment...............................      (240)        (107)
Proceeds from sale of equipment.......................................         6           --
                                                                         -------     --------
Net cash provided by (used in) investing activities...................     1,807       (8,095)

Cash flows from financing activities:
Proceeds from sale of common stock....................................        52         (136)
Principal payments on note payable....................................       (38)         (46)
                                                                         -------     --------
Net cash provided by (used in) financing activities...................   $    14     $   (182)
                                                                         -------     --------
Net increase (decrease) in cash and cash equivalents..................       198       (8,960)
Cash and cash equivalents at beginning of period......................       548       11,898
                                                                         -------     --------
Cash and cash equivalents at end of period............................   $   746     $  2,938
                                                                         =======     ========

Supplemental disclosure of cash flow information:
Cash paid for interest................................................   $     8     $     16
                                                                         =======     ========

                            See accompanying notes.

                              CARDIOMETRICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The accompanying unaudited financial statements for the three month periods ended March 31, 1997 and 1996 include all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation of the operating results and cash flows for those periods.

     Certain information and footnote disclosures required by generally accepted accounting principles for complete financial statements have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), although the Company believes that the disclosures included are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the audited financial statements and footnotes included elsewhere in this Proxy/Prospectus.

     Results for the interim period ended March 31, 1997 are not necessarily indicative of the results for future interim periods or for the entire year ending December 31, 1997.

2.  REORGANIZATION AGREEMENT


     On January 26, 1997, Cardiometrics, EndoSonics Corporation, a Delaware corporation ("EndoSonics") and River Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of EndoSonics ("Merger Sub"), entered into an Agreement and Plan of Reorganization, as subsequently amended (the "Reorganization Agreement"), pursuant to which Merger Sub will be merged with and into Cardiometrics (the "Merger"), with Cardiometrics surviving the Merger and becoming a wholly owned subsidiary of EndoSonics. The consummation of the Merger is subject, among other things, to the approval of the Merger by the stockholders of Cardiometrics at a stockholders' meeting, which is currently expected to be held in July 1997, and the satisfaction of certain other closing conditions. In the event Cardiometrics terminates the Merger, under certain circumstances, Cardiometrics is obligated to pay up to $3,500,000 in cash as a termination fee. Pursuant to the Reorganization Agreement, stockholders of Cardiometrics will receive shares in EndoSonics, shares in CardioVascular Dynamics, Inc. and cash, (the "Merger Consideration") which, based on closing prices on the last trading day prior to the amendment to the Agreement and Plan of Reorganization (which values are subject to change), approximated $8.00 per share of Cardiometrics common stock. Since the date of the execution of the agreement, the value of the Merger Consideration has fluctuated between $7.30 and $9.05 per share and as of June 16, 1997 was approximately $8.15 per share.


     On January 26, 1997, EndoSonics and Cardiometrics entered into a Stock Option Agreement, pursuant to which, under limited circumstances, EndoSonics has the right to acquire up to 1,379,717 shares of authorized, unissued shares of Cardiometrics common stock at $9.00 per share. Under the terms of the Stock Option Agreement, EndoSonics will remit to Cardiometrics any proceeds otherwise payable to EndoSonics from any disposition of the stock option or the shares of Cardiometrics common stock issued upon exercise of the stock option which are in excess of the exercise price paid by EndoSonics to exercise the stock option.

3.  NET LOSS PER SHARE

     Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the

                              CARDIOMETRICS, INC.

computations for the three months ended March 31, 1997 and March 31, 1996, as their effect is antidilutive.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute loss per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. As a result of the antidilutive effect of equivalent shares from stock options and warrants stated above, the impact of Statement 128 on the calculation of primary earnings per share for the quarter ended March 31, 1997 and March 31, 1996 is not expected to be material.

4.  BALANCE SHEET INFORMATION

     Certain balance sheet components are as follows:

                                                        MARCH 31,          DECEMBER 31,
                       (IN THOUSANDS)                      1997                1996
                                                      --------------     -----------------
                                                       (UNAUDITED)
        Accounts receivable:
          Accounts receivable.......................      $2,411              $ 2,577
          Allowance for doubtful accounts...........        (119)                (115)
                                                          ------               ------
                                                          $2,292              $ 2,462
                                                          ======               ======

        Inventories:
          Raw materials.............................      $  872              $   784
          Work-in-process...........................         809                  428
          Finished goods............................         897                1,330
                                                          ------               ------
                                                          $2,578              $ 2,542
                                                          ======               ======

5.  LITIGATION

     On January 28, 1997, an alleged class action complaint was filed in the New Castle County Delaware Court of Chancery against the Company and other parties seeking injunctive relief to prevent the consummation of the acquisition of the Company by EndoSonics, or if the Merger is consummated, seeking rescission of the Merger and payment of damages. The complaint, among other allegations, alleges that the directors of the Company, two officers of the Company (one of whom is a director), and a former director of the Company breached their fiduciary and other duties to the Company's stockholders and that EndoSonics knowingly aided and abetted such breaches. Cardiometrics and the individual defendants named in the complaint deny the material allegations asserted against them. Cardiometrics intends to defend vigorously itself and the named individual defendants against the allegations in the complaint.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                  BY AND AMONG
                            ENDOSONICS CORPORATION,
                         RIVER ACQUISITION CORPORATION
                                      AND
                              CARDIOMETRICS, INC.

                                JANUARY 26, 1997

                               TABLE OF CONTENTS

ARTICLE I  THE MERGER..................................................................
  1.1    The Merger....................................................................
  1.2    Closing; Effective Time.......................................................
  1.3    Effect of the Merger..........................................................
  1.4    Certificate of Incorporation; Bylaws..........................................
  1.5    Directors and Officers........................................................
  1.6    Effect on Capital Stock.......................................................
  1.7    Surrender of Certificates.....................................................
  1.8    No Further Ownership Rights in Target Common Stock............................
  1.9    Lost, Stolen or Destroyed Certificates........................................
  1.10   Taking of Necessary Action; Further Action....................................
ARTICLE II  REPRESENTATIONS AND WARRANTIES OF TARGET...................................
  2.1    Organization, Standing and Power..............................................
  2.2    Capital Structure.............................................................
  2.3    Authority.....................................................................
  2.4    SEC Documents; Financial Statements...........................................
  2.5    Absence of Certain Changes....................................................
  2.6    Absence of Undisclosed Liabilities............................................
  2.7    Litigation....................................................................
  2.8    Restrictions on Business Activities...........................................
  2.9    Governmental Authorization....................................................
  2.10   Title to Property.............................................................
  2.11   Intellectual Property.........................................................
  2.12   Environmental Matters.........................................................
  2.13   Taxes.........................................................................
  2.14   Employee Benefit Plans........................................................
  2.15   Certain Agreements Affected by the Merger.....................................
  2.16   Employee Matters..............................................................
  2.17   Interested Party Transactions.................................................
  2.18   Insurance.....................................................................
  2.19   Compliance With Laws..........................................................
  2.20   Brokers' and Finders' Fees....................................................
  2.21   Registration Statements; Proxy Statement/Prospectus...........................
  2.22   Opinion of Financial Advisor..................................................
  2.23   Vote Required.................................................................
  2.24   Board Approval................................................................
  2.25   Section 203 of the DGCL Not Applicable........................................
  2.26   Target Rights Agreement.......................................................
  2.27   Foreign Corrupt Practices Act.................................................
  2.28   Government Regulation.........................................................
  2.29   Representations Complete......................................................
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB.................
  3.1    Organization, Standing and Power..............................................
  3.2    Capital Structure.............................................................
  3.3    Authority.....................................................................
  3.4    SEC Documents; Financial Statements...........................................

  3.5    Absence of Certain Changes....................................................
  3.6    Absence of Undisclosed Liabilities............................................
  3.7    Litigation....................................................................
  3.8    Restrictions on Business Activities...........................................
  3.9    Governmental Authorization....................................................
  3.10   Compliance With Laws..........................................................
  3.11   Broker's and Finders' Fees....................................................
  3.12   Registration Statements; Proxy Statement/Prospectus...........................
  3.13   Board Approval................................................................
  3.14   Opinion of Financial Advisor..................................................
  3.15   VC Common Stock...............................................................
  3.16   Intellectual Property.........................................................
  3.17   Environmental Matters.........................................................
  3.18   Foreign Corrupt Practices Act.................................................
  3.19   VC SEC Documents..............................................................
  3.20   Representations Complete......................................................
ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE TIME........................................
  4.1    Conduct of Business of Target and Acquiror....................................
  4.2    Conduct of Business of Target.................................................
  4.3    No Solicitation...............................................................
ARTICLE V  ADDITIONAL AGREEMENTS.......................................................
  5.1    Proxy Statement/Prospectus; Registration Statement............................
  5.2    Meeting of Stockholders.......................................................
  5.3    Access to Information.........................................................
  5.4    Confidentiality...............................................................
  5.5    Public Disclosure.............................................................
  5.6    Consents; Cooperation.........................................................
  5.7    Voting Agreement..............................................................
  5.8    Legal Requirements............................................................
  5.9    Blue Sky Laws.................................................................
  5.10   Employee Benefit Plans........................................................
  5.11   Letter of Acquiror's and Target's Accountants.................................
  5.12   Indemnification...............................................................
  5.13   Stock Option Agreement........................................................
  5.14   Listing of Additional Shares..................................................
  5.15   Best Efforts and Further Assurances...........................................
  5.16   Retention of Certain Target Employees.........................................
  5.17   Form S-8......................................................................
  5.18   Cashless Exercise of Options..................................................
ARTICLE VI  CONDITIONS TO THE MERGER...................................................
  6.1    Conditions to Obligations of Each Party to Effect the Merger..................
  6.2    Additional Conditions to Obligations of Target................................
  6.3    Additional Conditions to the Obligations of Acquiror and Merger Sub...........
ARTICLE VII  TERMINATION, AMENDMENT AND WAIVER.........................................
  7.1    Termination...................................................................
  7.2    Effect of Termination.........................................................
  7.3    Expenses and Termination Fees.................................................

  7.4    Amendment.....................................................................
  7.5    Extension; Waiver.............................................................
ARTICLE VIII  GENERAL PROVISIONS.......................................................
  8.1    Non-Survival at Effective Time................................................
  8.2    Notices.......................................................................
  8.3    Interpretation................................................................
  8.4    Counterparts..................................................................
  8.5    Entire Agreement; Nonassignability; Parties in Interest.......................
  8.6    Severability..................................................................
  8.7    Remedies Cumulative...........................................................
  8.8    Governing Law.................................................................
  8.9    Rules of Construction.........................................................

SCHEDULES
Target Disclosure Schedule
Acquiror Disclosure Schedule

Schedule 2.6  -- Target Balance Sheet
Schedule 2.10 -- Target Real Property
Schedule 2.11 -- Target Intellectual Property
Schedule 2.14 -- Target Employee Plans
Schedule 5.7  -- Target Voting Agreement Signatories
Schedule 5.10 -- List of Optionholders Under Target Stock Option Plans

EXHIBITS
Exhibit A -- Certificate of Merger
Exhibit B -- Voting Agreement
Exhibit C -- Stock Option Agreement
Exhibit D -- Non-Competition Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of January 26, 1997, by and among EndoSonics Corporation, a Delaware corporation ("Acquiror"), River Acquisition Corporation, a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Acquiror, and Cardiometrics, Inc., a Delaware corporation ("Target").

                                    RECITALS

     A. The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target (the "Merger") and, in furtherance thereof, have approved the Merger.

     B. Pursuant to the Merger, among other things, the outstanding shares of Target Common Stock, $.0.01 par value ("Target Common Stock"), shall be converted into shares of Acquiror Common Stock, $0.001 par value ("Acquiror Common Stock"), at the rate set forth herein, shares of Common Stock ("VC Common Stock") of CardioVascular Dynamics, Inc., a Delaware corporation ("VC"), at the rate set forth herein, and cash, at the rate set forth herein.

     C. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

     D. Concurrent with the execution of this Agreement and as an inducement to Acquiror and Merger Sub to enter into this Agreement, (a) Target and Acquiror have entered into a stock option agreement dated the date hereof (the "Stock Option Agreement") providing for the purchase by Acquiror of newly-issued shares of Target's Common Stock, and (b) certain of the affiliates of Target who are stockholders, officers or directors have on the date hereof entered into an agreement to vote the shares of Target's Common Stock owned by such person to approve the Merger and against any competing proposals.

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the "Certificate of Merger") and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation. Target as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Acquiror's legal counsel, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing or such later time as is set forth in the Certificate of Merger being the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.

          (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Cardiometrics, Inc."

          (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. At the Effective Time, the directors of the Surviving Corporation shall be Reinhard J. Warnking and Donald D. Huffman. The officers of the Surviving Corporation shall be the initial officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any of the following securities:

          (a) Conversion of Target Common Stock. At the Effective Time, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Target Common Stock to be canceled pursuant to Section 1.6(b) and shares, if any held by persons who have not voted such shares for approval of the Merger and with respect to which such persons shall become entitled to appraisal rights in accordance with Section 262 of the Delaware Law ("Dissenting Shares")) will be canceled and extinguished and be converted automatically into the right to receive:

             (i) an amount in cash equal to $2.00 (the "Cash Consideration");

             (ii) 0.35 shares of Acquiror Common Stock (the "Stock Consideration" and the "Stock Consideration Exchange Ratio"); and

             (iii) 0.20 shares of VC Common Stock held of record by Acquiror as of the date hereof (the "VC Exchange Ratio"), subject to adjustment as set forth below (the "VC Consideration" and collectively with the Cash Consideration and Stock Consideration, the "Merger Consideration"). The VC Exchange Ratio shall be subject to increase such that based on the average of the closing prices of Acquiror Common Stock and the average of the closing prices of VC Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting, the Merger Consideration shall be equal to $9.00 (the "Price"); provided, however, that if based on such calculation the VC Exchange Ratio would be greater than .2636, the VC Exchange Ratio shall be .2636 (the "Floor"); provided further, that at Acquiror's option, in lieu of such increase of the VC Exchange Ratio, the Cash Consideration may be increased such that, based on the average of the closing prices of Acquiror Common Stock and the average of the closing prices of VC Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting, the Merger Consideration shall be equal to $9.00; and provided further that, notwithstanding the foregoing, the VC Exchange Ratio shall not be less than 0.20 and the Cash Consideration shall not be less than $2.00.

          (b) Cancellation of Target Common Stock Owned by Acquiror or
     Target. At the Effective Time, all shares of Target Common Stock that are owned by Target as treasury stock and each share of Target Common Stock owned by Acquiror or any direct or indirect wholly-owned subsidiary of

     Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Target Stock Option Plans. Immediately prior to the Effective Time, each outstanding option under the Target 1985 Stock Option Plan, the Target 1995 Stock Option Plan and the Target 1995 Stock Incentive Plan (collectively, the "Target Stock Option Plans") shall vest in full and become exercisable for any or all of the shares of Target Common Stock at the time subject to that option, with such accelerated vesting to be conditioned, however, upon the actual consummation of the Merger. Each share of Target Common Stock acquired under the Target Option Plans through the exercise of an outstanding option effected immediately prior to the Effective Time shall be canceled and extinguished at the Effective Time and converted automatically into the right to receive the Merger Consideration payable per share of Target Common Stock. However, if the Merger is not consummated, the option exercise price paid for any shares of Target Common Stock purchased under the Target Option Plans on the basis of the acceleration provided under this Section 1.6(c) shall be refunded by Target, and the vesting schedule for those shares shall revert to the schedule in effect immediately prior to acceleration hereunder. Any options which remain outstanding under the Target Option Plans at the Effective Time shall be cancelled in accordance with the provisions of Section 5.10.

          (d) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, $.0001 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $.0001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Adjustments to Exchange Ratio. The exchange ratio for the shares of Acquiror Common Stock, the VC Exchange Ratio, the Price, the Floor and the Cash Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock, Target Common Stock or VC Common Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock, Target Common Stock or VC Common Stock occurring after the date hereof and prior to the Effective Time.

          (f) Fractional Shares. No fraction of a share of Acquiror Common Stock or VC Common Stock shall be issued, but in lieu thereof each holder of shares of Target Common Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock or VC Common Stock (after aggregating all fractional shares of Acquiror Common Stock or VC Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average of the closing prices of a share of Acquiror Common Stock or VC Common Stock, as applicable, for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting, as reported on the Nasdaq National Market.

          (h) Appraisal Rights. Any Dissenting Shares shall not be converted into the right to receive the consideration set forth in Section 1.6(a) but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Target agrees that, except with the prior written consent of Acquiror, or as required under Delaware Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any demand with respect to Dissenting Shares. Each holder of Dissenting Shares ("Dissenting Stockholder") who, pursuant to the provisions of Delaware Law, becomes entitled to payment of the fair value for shares of Target Common Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such shareholder of certificate or certificates representing shares of Target Common Stock, the consideration to which such stockholder would otherwise be entitled under this Section 1.6 and the Certificate of Merger.

     1.7  Surrender of Certificates.

          (a) Exchange Agent. Chase Mellon Shareholder Services shall act as exchange agent (the "Exchange Agent") in the Merger.

          (b) Acquiror to Provide Common Stock and Cash. Promptly after the Effective Time (but in no event later than five (5) business days thereafter), Acquiror shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Acquiror may adopt, (1) the shares of Acquiror Common Stock issuable pursuant to Section 1.6(a)(ii), (2) the shares of VC Common Stock issuable pursuant to Section 1.6(a)(iii), (3) the cash issuable pursuant to
     Section 1.6(a)(i), and (4) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(f).

          (c) Exchange Procedures. Within five (5) business days after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Target Common Stock, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Common Stock shall be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the right to receive the Merger Consideration. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of an option under the Target Option Plans which is cancelled in accordance with Section 5.10 instructions for use in effecting the surrender of the documentation for that option in exchange for the consideration payable per option share under Section 5.10. Upon surrender of the option documentation for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, the holder of such option shall be entitled to receive in exchange therefor the consideration payable per option share under Section 5.10, and the option shall be cancelled and the holder of that option shall have no further right to acquire any securities thereunder. Until so surrendered, each such outstanding option will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the right to receive the consideration payable per option share under Section 5.10.

          (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Acquiror Common Stock.

          (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock or VC Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock or VC Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

          (f) No Liability.  Notwithstanding anything to the contrary in this
     Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (g) Dissenting Shares. The provisions of this Section 1.7 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror under this Section 1.7 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the consideration to which such holder is entitled pursuant to Section 1.6 hereof.

     1.8 No Further Ownership Rights in Target Common Stock. The Merger Consideration shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I. The consideration payable per option share under
Section 5.10 with respect to the options outstanding under the Target Option Plans at the Effective Time shall be full satisfaction of all rights the holders of those options would otherwise have to acquire shares of Target Common Stock under those options, and those options shall accordingly be cancelled, together with the Target Option Plans, and no further shares of Target Common Stock shall be issuable under the cancelled options or Target Option Plans.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration (and cash in lieu of fractional shares) as may be required pursuant to Section 1.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF TARGET

     In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations as presently conducted of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations as presently conducted of such entity and its subsidiaries, taken as a whole;

     Except as disclosed in a document of even date herewith and delivered by Target to Acquiror prior to the execution and delivery of this Agreement (the "Target Disclosure Schedule"), Target represents and warrants to Acquiror and Merger Sub as follows:

     2.1 Organization, Standing and Power. Target is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Target has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted prior to the Effective Time and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Target. Target has delivered or made available a true and correct copy of the Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws of Target, each as amended to date, to Acquiror. Target is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws. Except as disclosed in the Target SEC Documents (as defined in Section 2.4), Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     2.2 Capital Structure. The authorized capital stock of Target consists of 15,000,000 shares of Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, $0.01 par value (20,000 of which have been designated as Series A Junior Participating Preferred Stock ("Series A Preferred Stock")), of which there were issued and outstanding as of the close of business on January 23, 1997, 6,933,253 shares of Common Stock and no shares of Preferred Stock. As of the date hereof, there are no other outstanding shares of capital stock or voting securities and no other outstanding commitments to issue any shares of capital stock or voting securities of Target other than pursuant to the Stock Option Agreement, the exercise of options outstanding as of such date under the Target Stock Option Plans, pursuant to the Target Employee Stock Purchase Plan (the "Target ESPP"), pursuant to the Rights Agreement dated as of December 3, 1996, between Target and The First National Bank of Boston (the "Rights Agreement"), or pursuant to any outstanding warrants. All outstanding shares of Target Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. As of the close of business on January 23, 1997, Target has reserved (i) 1,399,914 shares of Common Stock for issuance to employees, consultants and directors pursuant to the Target Stock Option Plans, of which 338,576 shares have been issued pursuant to option exercises or direct stock purchases, 931,255 shares are subject to outstanding, unexercised options, and no shares are subject to outstanding stock purchase rights, (ii) 100,000 shares of Common Stock for issuance to employees pursuant to the Target ESPP, of which 31,643 shares have been issued, (iii) 20,000 shares of Series A Preferred Stock for issuance under the Rights Agreement, none of which are issued and outstanding and (iv) 35,156 shares of Common Stock for issuance upon the exercise of warrants, which warrants have an exercise price of $8.00 per share and which warrants will not be exercised prior to the Closing and will only be net exercised at the Closing; provided, however, that such warrants must be net exercised only to the extent that such net issuance is required in order to avoid approval of Acquiror's stockholders. Except as expressly permitted by the terms of this Agreement, since January 23, 1997, Target has not (i) issued or granted additional options under the Target Stock Option Plans, or (ii) accepted contributions to or enrollments in the Target ESPP. Except for (i) the rights created pursuant to this Agreement, the Stock Option Agreement, the Target Stock Option Plans, the Target ESPP and the Rights Agreement and (ii) the Target's right to repurchase any unvested shares under

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the Target Stock Option Plans, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Target or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, purchase or sale of Target's capital stock (i) between or among Target and any of its stockholders and (ii) to Target's knowledge, between or among any of Target's stockholders, except for the stockholders named in Schedule 5.7 of this Agreement. The terms of the Target Stock Option Plans permit the outstanding options under those Plans to be assumed by Acquiror as provided in Section 5.10 hereof, without the consent or approval of the holders of those options, the Target stockholders, or otherwise. The current "Purchase Interval" (as defined in the Target ESPP) commenced under the Target ESPP on November 1, 1996 and will, together with the current offering period under the Target ESPP, end upon the earlier of April 30, 1997 or the Effective Time as provided in this Agreement, and except for the outstanding purchase rights held by participants in the current Purchase Interval, there are no other purchase rights or options outstanding under the Target ESPP. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Option Plans or Target ESPP have been made available to Acquiror and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form made available to Acquiror.

     2.3 Authority. Target has all requisite corporate power and authority to enter into this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target's stockholders as contemplated by Section 6.1(a). Each of this Agreement and the Stock Option Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. Subject to satisfaction of the conditions set forth in Article VI hereof, the execution and delivery of this Agreement and the Stock Option Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Target, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument required to be filed with the Target SEC Documents (as defined in Section 2.4 hereof), permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have had a Material Adverse Effect on Target. To the knowledge of Target, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Target in connection with the execution and delivery of this Agreement, the Stock Option Agreement, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Proxy Statement (as defined in Section 2.21) relating to the Target Stockholders' Meeting (as defined in Section 2.21), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country;
(iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"); and (v) such other consents, authorizations, filings, approvals and registrations which, if not

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obtained or made, would not have a Material Adverse Effect on Target and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement or the Stock Option Agreement.

     2.4 SEC Documents; Financial Statements. Target has furnished or made available to Acquiror a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act")), definitive proxy statement and other filing filed with the SEC by Target since November 1, 1995, and, prior to the Effective Time, Target will have furnished Acquiror with true and complete copies of any additional documents filed with the SEC by Target prior to the Effective Time (collectively, the "Target SEC Documents"). In addition, Target has made available to Acquiror all exhibits to the Target SEC Documents filed prior to the date hereof, and will promptly make available to Acquiror all exhibits to any additional Target SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Target SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and Target is not in default thereunder, except where any such default has not resulted in and is not expected to result in any Material Adverse Effect on Target. As of their respective filing dates, the Target SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the Target SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Target SEC Document. The financial statements of Target, including the notes thereto, included in the Target SEC Documents (the "Target Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Target Financial Statements fairly present the financial condition and operating results of Target at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments) in all material respects. There has been no material change in Target accounting policies except as required to be described in the notes to the Target Financial Statements.

     2.5 Absence of Certain Changes. Since December 31, 1996 (the "Target Balance Sheet Date"), Target has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect to Target;
(ii) any acquisition, sale or transfer of any material asset of Target other than in the ordinary course of business and consistent with past practice; (iii) any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any material revaluation by Target of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock other than the repurchase of any shares of its capital stock from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares or (v) any material contract entered into by Target, other than in the ordinary course of business and as provided or made available to Acquiror, or any material amendment or termination of, or to Target's knowledge, default under, any material contract to which Target is a party or by which it is bound which could result in a Material Adverse Effect on Target.

     2.6 Absence of Undisclosed Liabilities. Target has no material obligations or liabilities (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet for the period ended December 31, 1996 attached hereto as Schedule 2.6 (the "Target Balance Sheet"), (ii) those not required to be set forth in the Target Balance Sheet under generally accepted accounting principles, (iii) those incurred in the ordinary course of business since the Target Balance Sheet Date and consistent with past practice; and (iv) those incurred in connection with the execution of this Agreement.

     2.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target, threatened against Target or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target. There is no judgment, decree or order against Target, or, to the knowledge of Target, any of its directors or officers (in their capacities as such), that could prevent, enjoin, materially alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Target.

     2.8 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon Target which has the effect of prohibiting or materially impairing any current or future business practice of Target as presently contemplated, any acquisition of property by Target or the conduct of business by Target as currently conducted or as proposed to be conducted prior to the Effective Time by Target.

     2.9 Governmental Authorization. Target has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Target currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Target's business or the holding of any such interest ((i) and (ii) herein collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect, except where the failure to obtain or have any of such Target Authorizations could not reasonably be expected to have a Material Adverse Effect on Target.

     2.10 Title to Property. Target has good and valid title to all of its properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the Target Balance Sheet or in the Target SEC Documents or (iv) those which would not have a Material Adverse Effect on Target. The property and equipment of Target that are used in the operation of its business are adequate for the conduct of the business of Target consistent with its past practice. All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent generally accepted accounting principles require the same to be reflected. Schedule 2.10 identifies each parcel of real property owned or leased by Target.

     2.11  Intellectual Property.

          (a) Target owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, schematics, technology, know-how, trade secrets, inventory, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used or proposed to be used in the business of Target as currently conducted or as proposed to be conducted prior to

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

     the Effective Time by Target, except to the extent that the failure to have such rights have not had and would not reasonably be expected to have a Material Adverse Effect on Target.

          (b) Schedule 2.11 lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, and registered copyrights, which Target considers to be material to its business and included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses and other agreements as to which Target is a party (except customer or end-user licenses entered into in the ordinary course of business) and which Target considers to be material to its business and pursuant to which any person is authorized to use any Intellectual Property, and (iii) all licenses, sublicenses and other agreements as to which Target is a party and pursuant to which Target is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any Target product that is material to its business.

          (c) To Target's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Target, any trade secret material to Target, or any Intellectual Property right of any third party to the extent licensed by or through Target, by any third party, including any employee or former employee of Target. Target has not entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or customer agreements arising in the ordinary course of business.

          (d) All patents, registered trademarks, registered service marks and registered copyrights held by Target and material to the business of Target as currently conducted and as proposed to be conducted prior to the Effective Time are valid and subsisting. Target (i) has not been sued in any suit, action or proceeding which involves a material claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party and (ii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. The manufacture, marketing, licensing or sale of Target's products does not infringe any patent, registered trademark, registered service mark, registered copyright, trade secret or other proprietary right of any third party, except where such infringement would not have a Material Adverse Effect on Target.

          (e) Target has taken reasonable steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, or patent applications or copyright and which constitutes a trade secret of Target ("Confidential Information").

     2.12  Environmental Matters.

          (a) The following terms shall be defined as follows:

             (i) "Environmental and Safety Laws" shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

             (ii) "Hazardous Materials" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

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

             (iii) "Property" shall mean all real property leased or owned by Target either currently or in the past.

             (iv) "Facilities" shall mean all buildings and improvements on the Property of Target.

          (b) To the best of its knowledge, Target represents and warrants as follows: (i) no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials and wastes have been disposed of in accordance with all material Environmental and Safety Laws; (iii) Target has received no notice (verbal or written) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or threatened relating to a violation of any Environmental and Safety Laws; (v) Target is not a responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or state analog statute, arising out of events occurring prior to the Closing Date; (vi) there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Facilities or Property; (vii) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells; (viii) there are no polychlorinated biphenyls (PCBs) deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (ix) there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) the Facilities and Target's uses and activities therein have at all times complied in all material respects with all Environmental and Safety Laws; and (xi) Target has all material permits and licenses required to be issued and is in material compliance with the terms and conditions of those permits.

     2.13 Taxes. Target and any consolidated, combined, unitary or aggregate group for Tax purposes of which Target is or has been a member have timely filed all Tax Returns required to be filed by it, have paid all Taxes shown thereon to be due and has provided adequate accruals in accordance with generally accepted accounting principles in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any Tax returns. Except as disclosed in the Target Disclosure Schedule, (i) no material claim for Taxes has become a lien against the property of Target or is being asserted against Target other than liens for Taxes not yet due and payable, (ii) to the knowledge of Target, no audit of any Tax Return of Target is being conducted by a Tax authority, (iii) no extension of the statute of limitations on the assessment of any Taxes has been granted by Target and is currently in effect, and (iv) to the knowledge of Target, there is no agreement, contract or arrangement to which Target is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G or 404 of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation,) estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes.

     2.14  Employee Benefit Plans.

          (a) Schedule 2.14 lists, with respect to Target, any subsidiary of Target and any trade or business (whether or not incorporated) which is treated as a single employer with Target (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) in excess of $50,000, (ii) each loan to a non-officer employee in excess of $50,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code section 125) or dependent care (Code
     Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Target and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target of greater than $50,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Target (together, the "Target Employee Plans").

          (b) Target has furnished to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and, to the extent still in its possession, any material employee communications relating thereto) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. Target has also furnished Acquiror with the most recent Internal Revenue Service determination letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section 401(a).

          (c) (i) None of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Target Employee Plan, which could reasonably be expected to have, in the aggregate, a Material Adverse Effect; (iii) each Target Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect, and Target and each subsidiary or ERISA Affiliate have performed all obligations required to be performed by them under, are not in any respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Target Employee Plans, which default or violation could reasonably be expected to have a Material Adverse Effect on Target; (iv) neither Target nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Target Employee Plans; (v) all material contributions required to be made by Target or any subsidiary or ERISA Affiliate to any Target Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Target Employee Plan for the current plan years; (vi) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; and (vii) no Target Employee Plan is covered by, and neither Target nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under, Title IV of ERISA or Section 412 of the Code. With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct in all material respects as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan, except where the failure to do so would not result in a Material Adverse Effect on Target. No suit, administrative proceeding, action or other litigation has been brought, or to the best knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Target nor any Target subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

     (d) With respect to each Target Employee Plan, Target and each of its United States subsidiaries have complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the proposed regulations thereunder and
(ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect.

     (e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Target, any Target subsidiary or any other ERISA Affiliate to severance benefits or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider.

     (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Target, any Target subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Target's financial statements.

     2.15 Certain Agreements Affected by the Merger. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Target, (ii) materially increase any benefits otherwise payable by Target or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     2.16 Employee Matters. Target is in compliance in all respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on Target. There are no pending claims against Target under any workers compensation plan or policy or for long term disability which would have a Material Adverse Effect on Target. Target has no obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that would not have a Material Adverse Effect on Target. There are no controversies pending or, to the knowledge of Target, threatened, between Target and any of its employees, which controversies would have a Material Adverse Effect on Target. Target is not a party to any collective bargaining agreement or other labor union contract nor does Target know of any activities or proceedings of any labor union to organize any such employees.

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     2.17  Interested Party Transactions.  Except as disclosed in the Target SEC
Documents and except where disclosure is not required by Items 402 and 404 of Regulation S-K, Target is not indebted to any director, officer, employee or agent of Target (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Target, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act since December 31, 1995.

     2.18 Insurance. Target has policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in compliance in all material respects with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

     2.19 Compliance With Laws. Target has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not have a Material Adverse Effect on Target.

     2.20 Brokers' and Finders' Fees. Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.21 Registration Statements; Proxy Statement/Prospectus. The information supplied by Target for inclusion in the registration statements on Form S-4 (or such other form or successor form as shall be appropriate) pursuant to which the shares of Acquiror Common Stock and VC Common Stock to be issued in the Merger will be registered with the SEC (each a "Registration Statement" and collectively, the "Registration Statements") shall not at the time such Registration Statements (including any amendments or supplements thereto) are declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Target for inclusion in the proxy statement/prospectus to be sent to the stockholders of Target in connection with the meeting of Target's stockholders to consider the Merger (the "Target Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Target's stockholders, at the time of the Target Stockholders' Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Target Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Target which should be set forth in an amendment to a Registration Statement or a supplement to the Proxy Statement, Target shall promptly inform Acquiror and Merger Sub. Notwithstanding the foregoing, Target makes no representation, warranty or covenant with respect to any information supplied by Acquiror or Merger Sub which is contained in any of the foregoing documents.

     2.22 Opinion of Financial Advisor. Target has been advised in writing by its financial advisor, Dillon, Read & Co. Inc., that in such advisor's opinion, as of the date hereof, the consideration to be received by the stockholders of Target is fair, from a financial point of view, to the stockholders of Target.

     2.23 Vote Required. The affirmative vote of the holders of a majority of the shares of Target Common Stock outstanding on the record date set for the Target Stockholders' Meeting is the only vote

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of the holders of any of Target's capital stock necessary to approve this
Agreement and the transactions contemplated hereby.

     2.24 Board Approval. The Board of Directors of Target has, on or prior to the date hereof, (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of Target and is on terms that are fair to such stockholders and (iii) determined to recommend that the stockholders of Target approve this Agreement and consummation of the Merger.

     2.25 Section 203 of the DGCL Not Applicable. The Board of Directors of Target has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the Stock Option Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or by the Stock Option Agreement.

     2.26 Target Rights Agreement. The Board of Directors of Target has taken all necessary action to amend the Rights Agreement so that neither the execution of this Agreement nor the consummation of the transactions contemplated hereunder (including any exercise of the Target Option (as such term is defined in the Stock Option Agreement)) will cause Acquiror or Merger Sub to become an Acquiring Person (as such term is defined in the Rights Agreement) or the occurrence of a Stock Acquisition Date or Distribution Date (as such terms are defined in the Rights Agreement) and further to provide that, at the Effective Time, the Rights issued pursuant to the Rights Agreement will expire.

     2.27 Foreign Corrupt Practices Act. Target has not made, offered or agreed to offer anything of value to any government official, political party or candidate for government office nor has it otherwise taken any action which would cause Target to be in violation of the Foreign Corrupt Practices Act of 1977.

     2.28 Government Regulation. To Target's knowledge, each 510(k) premarket notification ("510(k)") and premarket approval application ("PMA") filed with the United States Food and Drug Administration (the "FDA") with respect to Target's products complies in all material respects with the rules and regulations of the FDA regarding the filing of a 510(k) or PMA, as applicable. Each such 510(k) and PMA includes results of testing and no material adverse comments with respect thereto have been received by Target from the FDA. Target reasonably believes that the data submitted as part of each 510(k) and PMA is sufficient to support FDA approval of such 510(k) or PMA; provided, however, that notwithstanding the foregoing, Target makes no representation to the effect that it will not file a supplement to such 510(k) or PMA or that such 510(k) or PMA will be approved by the FDA or contains all of the information which the FDA requires or will require in its consideration thereof.

     2.29 Representations Complete. None of the representations or warranties made by Target herein or in any Schedule hereto, including the Target Disclosure Schedule, or certificate furnished by Target pursuant to this Agreement, or the Target SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

     Except as disclosed in a document of even date herewith and delivered by Acquiror to Target prior to the execution and delivery of this Agreement (the "Acquiror Disclosure Schedule"), Acquiror and Merger Sub represent and warrant to Target as follows:

     3.1 Organization, Standing and Power. Each of Acquiror and its subsidiaries, including Merger Sub, is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and its subsidiaries has the corporate power to own its

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properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Certificate of Incorporation and Bylaws, each as amended to date, of Acquiror to Target. Neither Acquiror nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Acquiror is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Acquiror free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Acquiror or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Acquiror SEC Documents (as defined in Section 3.4), Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     3.2 Capital Structure. The authorized capital stock of Acquiror consists of 25,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, $0.001 par value, of which there were issued and outstanding as of the close of business on January 24, 1997, 13,525,426 shares of Common Stock and no shares of Preferred Stock. As of the date hereof, there are no other outstanding shares of capital stock or voting securities of Acquiror other than shares of Acquiror Common Stock issued after January 24, 1997 upon the exercise of options issued under the Acquiror Amended and Restated 1988 Stock Option Plan (the "Acquiror Stock Option Plan"). The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $.0001 par value, all of which are issued and outstanding and are held by Acquiror. All outstanding shares of Acquiror and Merger Sub have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. As of the close of business on January 24, 1997, Acquiror has reserved 3,200,000 shares of Common Stock for issuance to employees, directors and independent contractors pursuant to the Acquiror Stock Option Plan, of which 773,509 shares have been issued pursuant to option exercises, and 2,293,105 shares are subject to outstanding, unexercised options. Other than pursuant to this Agreement, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Acquiror or Merger Sub is a party or by which either of them is bound obligating Acquiror or Merger Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Acquiror or Merger Sub or obligating Acquiror or Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Acquiror Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable.

     3.3 Authority. Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub. Subject to satisfaction of the conditions set forth in Article VI hereof, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Articles of Incorporation or Bylaws of Acquiror or any of its subsidiaries, as amended, or
(ii) any material mortgage, indenture, lease, contract or other agreement or instrument required to be filed with the Acquiror SEC Documents (as defined in Section 3.4 hereof), permit, concession, franchise, license,

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judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have had a Material Adverse Effect on Acquiror. To the knowledge of Acquiror, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or any of its subsidiaries in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing with the SEC and NASD of the Registration Statements, (iii) the filing of a Form 8-K with the SEC and NASD within 15 days after the Closing Date, (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (v) such filings as may be required under HSR, (vi) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plans assumed by Acquiror, and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Acquiror and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

     3.4 SEC Documents; Financial Statements. Acquiror has furnished or made available to Target a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Acquiror since March 4, 1992, and, prior to the Effective Time, Acquiror will have furnished Target with true and complete copies of any additional documents filed with the SEC by Acquiror prior to the Effective Time (collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the date hereof, and will promptly make available to Target all exhibits to any additional Acquiror SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Target SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and neither Acquiror nor any of its subsidiaries is in default thereunder, except where any such default has not resulted in and is not expected to result in any Material Adverse Effect on Acquiror. As of their respective filing dates, the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Acquiror Financial Statements fairly present the consolidated financial condition and operating results of Acquiror and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments) in all material respects. There has been no change in Acquiror accounting policies except as required to be described in the notes to the Acquiror Financial Statements.

     3.5 Absence of Certain Changes. Since September 30, 1996 (the "Acquiror Balance Sheet Date"), Acquiror has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect to Acquiror;

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

(ii) any acquisition, sale or transfer of any material asset of Acquiror or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Acquiror or any material revaluation by Acquiror of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Acquiror, or any direct or indirect redemption, purchase or other acquisition by Acquiror of any of its shares of capital stock other than the repurchase of any shares of its capital stock from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares; or (v) any material contract entered into by Acquiror, other than in the ordinary course of business and as provided or made available to Target, or any material amendment or termination of, or to Acquiror's knowledge, default under, any material contract to which Acquiror is a party or by which it is bound which could result in a Material Adverse Effect on Acquiror.

     3.6 Absence of Undisclosed Liabilities. Acquiror has no material obligations or liabilities (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Acquiror's Quarterly Report on Form 10-Q for the period ended September 30, 1996 (the "Acquiror Balance Sheet"), (ii) those not required to be set forth in the Acquiror Balance Sheet under generally accepted accounting principles, and (iii) those incurred in the ordinary course of business since the Acquiror Balance Sheet Date and consistent with past practice.

     3.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Acquiror or any of its subsidiaries, threatened against Acquiror or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror or any of its subsidiaries or, to the knowledge of Acquiror or any of its subsidiaries, any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, materially alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Acquiror.

     3.8 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon Acquiror or any of its subsidiaries which has the effect of prohibiting or materially impairing any current or future business practice of Acquiror or any of its subsidiaries as presently contemplated, any acquisition of property by Acquiror or any of its subsidiaries or the conduct of business by Acquiror or any of its subsidiaries as currently conducted or as proposed to be conducted prior to the Effective Time by Acquiror or any of its subsidiaries.

     3.9 Governmental Authorization. Acquiror and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity
(i) pursuant to which Acquiror or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Acquiror's or any of its subsidiaries' business or the holding of any such interest ((i) and (ii) herein collectively called "Acquiror Authorizations"), and all of such Acquiror Authorizations are in full force and effect, except where the failure to obtain or have any of such Acquiror Authorizations could not reasonably be expected to have a Material Adverse Effect on Acquiror.

     3.10 Compliance With Laws. Each of Acquiror and its subsidiaries has complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not have a Material Adverse Effect on Acquiror.

     3.11 Broker's and Finders' Fees. Acquiror has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

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

     3.12 Registration Statements; Proxy Statement/Prospectus. The information supplied by Acquiror and Merger Sub for inclusion in the Registration Statements shall not, at the time the Registration Statements (including any amendments or supplements thereto) are declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Acquiror for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Target's stockholders, at the time of the Target Stockholders' Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Target Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Acquiror or Merger Sub which should be set forth in an amendment to a Registration Statement or a supplement to the Proxy Statement, Acquiror or Merger Sub will promptly inform Target. Notwithstanding the foregoing, Acquiror and Merger Sub make no representation, warranty or covenant with respect to any information supplied by Target which is contained in any of the foregoing documents.

     3.13 Board Approval. The Boards of Directors of Acquiror and Merger Sub have prior to the date hereof (i) approved this Agreement and the Merger with all affirmative votes except for one abstention, (ii) determined that the Merger is in the best interests of their respective stockholders and is on terms that are fair to such stockholders and (iii) determined to recommend that the stockholder of Merger Sub approve this Agreement and the consummation of the Merger.

     3.14 Opinion of Financial Advisor. Acquiror has been advised in writing by its financial advisor, Piper Jaffray Inc., that in such advisor's opinion as of the date hereof, the consideration to be paid by Acquiror is fair to Acquiror from a financial point of view.

     3.15 VC Common Stock. Acquiror has good title to all the shares of VC Common Stock to be transferred hereunder, free and clear of all liens, encumbrances, equities, security interests and claims, with full right and authority to deliver the same hereunder, and that upon the delivery of such shares of VC Common Stock against surrender of certificates for Target Common Stock, the Target shareholders will receive good title thereto, free and clear of all liens, encumbrances, security interests and claims.

     3.16 Intellectual Property. Acquiror owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, schematics, technology, know-how, trade secrets, inventory, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material that are used or proposed to be used in the business of Acquiror as currently conducted or as proposed to be conducted prior to the Effective Time by Acquiror, except to the extent that the failure to have such rights have not had and would not reasonably be expected to have a Material Adverse Effect on Acquiror.

     3.17  Environmental Matters.

          (a) The following terms shall be defined as follows:

             (i) "Acquiror Property" shall mean all real property leased or owned by Acquiror or its subsidiaries either currently or in the past.

             (ii) "Acquiror Facilities" shall mean all buildings and improvements on the Acquiror Property.

          (b) To the best of its knowledge, Acquiror represents and warrants as follows: (i) no methylene chloride or asbestos is contained in or has been used at or released from the Acquiror Facilities; (ii) all Hazardous Materials and wastes have been disposed of in accordance with all material Environmental and Safety Laws; (iii) Acquiror has received no notice (verbal or written)

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     of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or threatened relating to a violation of any Environmental and Safety Laws; (v) Acquiror is not a responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or state analog statute, arising out of events occurring prior to the Closing Date; (vi) there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Acquiror Facilities or Acquiror Property; (vii) there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Acquiror Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells;
     (viii) there are no polychlorinated biphenyls (PCBs) deposited, stored, disposed of or located on the Acquiror Property or Acquiror Facilities or any equipment on the Acquiror Property containing PCBs at levels in excess of 50 parts per million; (ix) there is no formaldehyde on the Acquiror Property or in the Acquiror Facilities, nor any insulating material containing urea formaldehyde in the Acquiror Facilities; (x) the Acquiror Facilities and Acquiror's uses and activities therein have at all times complied in all material respects with all Environmental and Safety Laws; and (xi) Acquiror has all material permits and licenses required to be issued and is in material compliance with the terms and conditions of those permits.

     3.18 Foreign Corrupt Practices Act. Acquiror has not made, offered or agreed to offer anything of value to any government official, political party or candidate for government office nor has it otherwise taken any action which would cause Acquiror to be in violation of the Foreign Corrupt Practices Act of 1977.

     3.19 VC SEC Documents. Acquiror has reviewed all registration statements and Quarterly Reports on Form 10-Q filed by VC and all other reports filed by VC pursuant to Sections 13(a) or 15(d) of the Exchange Act (collectively, the "VC SEC Documents"), and to Acquiror's knowledge, none of the VC SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed VC SEC Document.

     3.20 Representations Complete. None of the representations or warranties made by Acquiror or Merger Sub herein or in any Schedule hereto, including the Acquiror Disclosure Schedule, or certificate furnished by Acquiror or Merger Sub pursuant to this Agreement, or the Acquiror SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of Target and Acquiror. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of Target and Acquiror agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, use its reasonable efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees and use its reasonable efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of Target and Acquiror agrees to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which could reasonably be expected to have a Material Adverse Effect. Without limiting the foregoing, except as expressly contemplated by this Agreement, neither Target nor Acquiror shall do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other, and Acquiror shall use reasonable efforts to prevent VC from doing any of the following without the prior written consent of
Target:

          (a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;

          (b) Dividends; Changes in Capital Stock. Except as set forth in the Acquiror Disclosure Schedule or the Target Disclosure Schedule, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

          (c) Stock Option Plans, Etc. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its employee stock plans or director stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

          (d) Other. Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (c) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     4.2 Conduct of Business of Target. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following without the prior written consent of Acquiror, which consent shall not be unreasonably withheld:

          (a) Material Contracts. Enter into any material contract or material commitment, or violate, amend or otherwise modify or waive any of the terms of any of its contracts required to be filed as an exhibit to the Target SEC Documents, other than in the ordinary course of business consistent with past practice and in no event shall such contract, commitment, amendment, modification or waiver be in excess of $100,000;

          (b) Issuance of Securities. Except as set forth in the Target Disclosure Schedule, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date hereof; provided, however, that Target may, in the ordinary course of business consistent with past practice, grant options for the purchase of Target Common Stock under the Target Option Plans (not to exceed an aggregate of 10,000 options to purchase shares of Target Common Stock granted after the date hereof); and provided further, however, that Target may repurchase any shares of its capital stock from former employees, directors or consultants in accordance with agreements providing for the repurchase of shares.

          (c) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than in the ordinary course of business;

          (d) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

          (e) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business except in the ordinary course of business;

          (f) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

          (g) Leases. Enter into any operating lease in excess of an aggregate of $50,000;

          (h) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $25,000 in any one case or $100,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Target Financial Statements or incurred in the ordinary course of business subsequent to the Target Financial Statements;

          (i) Capital Expenditures. Make any material capital expenditures, material capital additions or material capital improvements except in the ordinary course of business;

          (j) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

          (k) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level employee (except that it may hire a replacement for any current director level or officer level employee if it first provides Acquiror advance notice regarding such hiring decision), pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees except in the ordinary course of business or for changes pursuant to employment agreements in effect as of the date hereof or changes in position;

          (l) Severance Arrangements.  Grant any severance or termination pay
     (i) to any director or officer or (ii) to any other employee except (A) payments made pursuant to standard written agreements outstanding on the date hereof or (B) grants which are made in the ordinary course of business in accordance with its standard past practice;

          (m) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquiror prior to the filing of such a suit, or (iii) for a breach of this Agreement;

          (n) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization;

          (o) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (p) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

          (q) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (p) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     4.3 No Solicitation. Target and the officers, directors, employees or other agents of Target will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below) or (ii) subject to the terms of the immediately following sentence, engage in negotiations with, or disclose any nonpublic information relating to Target to, or afford access to the properties, books or records of Target to, any person that has advised Target that it may be considering making, or that has made, a Takeover Proposal; provided, nothing herein shall prohibit Target's Board of Directors from taking and disclosing to Target's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if an unsolicited Takeover Proposal, or an unsolicited written expression of interest that can reasonably be expected to lead to a Takeover Proposal, shall be received by the Board of Directors of Target, then, to the extent the Board of Directors of Target believes in good faith (after consultation with its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Target's stockholders from a financial point of view than the transaction contemplated by the Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Target determines in good faith after consultation with outside legal counsel that it is necessary for the Board of Directors of Target to comply with its fiduciary duties to stockholders under applicable law, Target and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection therewith information and take such other actions as are consistent with the fiduciary obligations of Target's Board of Directors, and such actions shall not be considered a breach of this Section 4.3 or any other provisions of this Agreement, provided that in each such event Target notifies Acquiror of such determination by the Target Board of Directors and provides Acquiror with a true and complete copy of the Superior Proposal received from such third party, if the Superior Proposal is in writing, or a complete written summary thereof, if it is not in writing, and provides Acquiror with all documents containing or referring to non-public information of Target that are supplied to such third party; provided, further, that (A) the Board of Directors of Target has determined, with the advice of Target's investment bankers, that such third party is capable of making a Superior Proposal upon satisfactory completion of such third party's review of the information supplied by Target,
(B) the third party has made a written expression of interest that can reasonably be expected to lead to a Superior Proposal, (C) Target may not provide any non-public information to any such third party if it has not prior to the date thereof provided such information to Acquiror or Acquiror's representatives, and (D) Target provides such non-public information pursuant to a non-disclosure agreement at least as restrictive as the Confidentiality Agreement (as defined in Section 5.4); provided, however, that Target shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal unless Target shall have terminated this Agreement pursuant to Section 7.1(e) and paid Acquiror all amounts payable to Acquiror pursuant to Section 7.3(b). Target will promptly notify Acquiror after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for non-public information relating to Target or for access to the properties, books or records of Target by any person that has advised Target that it may be considering making, or that has made, a Takeover Proposal and will keep Acquiror fully informed of the status as well as the material details of any such Takeover Proposal notice, request or any correspondence or communications related thereto and shall provide Acquiror with a true and complete copy of such Takeover Proposal notice or request or correspondence or communications related thereto, if it is in writing, or a complete written summary thereof, if it is not in writing. For purposes of this Agreement,

"Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Target or the acquisition of any significant equity interest in, or a significant portion of the assets of, Target, other than the transactions contemplated by this Agreement.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, Target and Acquiror shall prepare, and Target shall file with the SEC, preliminary proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Target and, as promptly as practicable following receipt of SEC comments thereon, Acquiror shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Subject to the provisions of Section 4.3, the Proxy Statement shall include the recommendation of the Board of Directors of Target in favor of the Merger; provided that such recommendation may not be included or may be withdrawn if previously included if Target's Board of Directors believes in good faith that a Superior Proposal has been made and shall determine that to include such recommendation or not withdraw such recommendation if previously included would constitute a breach of the Board's fiduciary duty under applicable law.

     5.2 Meeting of Stockholders. Target shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Target Stockholders' Meeting within 45 days of the Registration Statements being declared effective by the SEC. Target shall consult with Acquiror regarding the date of the Target Stockholders' Meeting and use all reasonable efforts and shall not postpone or adjourn (other than for the absence of a quorum) the Target Stockholders' Meeting without the consent of Acquiror. Subject to Section 5.1, Target shall use its best efforts to solicit from stockholders of Target proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

     5.3  Access to Information.

          (a) Target shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Target's properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Target as Acquiror may reasonably request. Target agrees to provide to Acquiror and its accountants, counsel and other representatives copies of regularly prepared internal financial statements promptly upon request. Acquiror shall afford Target and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Acquiror's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Acquiror and its subsidiaries as Target may reasonably request. Acquiror agrees to provide to Target and its accountants, counsel and other representatives copies of regularly prepared internal financial statements promptly upon request.

          (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations of Acquiror, Target and, to Acquiror's knowledge, VC.

          (c) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4 Confidentiality. The parties acknowledge that each of Acquiror and Target have previously executed a non-disclosure agreement dated January 3, 1997 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     5.5 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law, or in exercise of the fiduciary duties of the Board of Directors, or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

     5.6  Consents; Cooperation.

          (a) Each of Acquiror and Target shall promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use its reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

          (b) Each of Acquiror and Target shall use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Acquiror and Target shall cooperate and use all best efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither Acquiror nor Target shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the earlier of (i) September 30, 1997, or (ii) the date of a ruling preliminary enjoining the Merger issued by a court of competent jurisdiction (the "Injunction Date"). Each of Acquiror and Target shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

          (c) Notwithstanding anything to the contrary in Section 5.6(a) or (b),
     (i) neither Acquiror nor any of it subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on Acquiror or of Acquiror combined with the Surviving Corporation after the Effective Time and (ii) Target shall not be required to divest any of its business, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on Target.

     5.7 Voting Agreement. Target shall use its best efforts, on behalf of Acquiror and pursuant to the request of Acquiror, to cause each officer and director of Target named in Schedule 5.7 to execute and deliver to Acquiror a Voting Agreement substantially in the form of Exhibit B attached hereto concurrent with the execution of this Agreement.

     5.8 Legal Requirements. Each of Acquiror, Merger Sub and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.9 Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Merger. Target shall use its best efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common Stock in connection with the Merger.

     5.10  Employee Benefit Plans.

          (a) Schedule 5.10 hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Target Stock Option Plans, including the number of shares of Target capital stock subject to each such option, the exercise price per share and the term of each such option. On the Closing Date, Target shall deliver to Acquiror an updated Schedule 5.10 hereto current as of such date. At the Effective Time, the Target Stock Option Plans and a portion of each outstanding option to purchase shares of Target Common Stock under the Target Stock Option Plans will be assumed and cashed out by Acquiror on the terms set forth in this paragraph (a) and paragraph (b) below. Each such option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plans, immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Stock Consideration Exchange Ratio (as defined in Section 1.6(a)(ii) hereof) and rounded down to the nearest whole number of shares of Acquiror Common Stock, (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such option was exercisable immediately prior to the Effective Time by the Conversion Ratio, rounded up to the nearest whole cent, and (iii) the option shall be fully and immediately exercisable for vested shares of Acquiror Common Stock. While there can be no assurances that the assumed options will be incentive stock options, the parties will use their reasonable efforts to effect the assumption in a manner calculated to ensure preservation of incentive stock option status for the assumed options. Within ten (10) business days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time, was a holder of an outstanding option under the Target Stock Option Plans a document in form and substance satisfactory to Target evidencing the foregoing assumption of such option by Acquiror. For purposes of this Section 5.10, the Conversion Ratio shall be that fraction, the numerator of which is the value of the Stock Consideration as of the Effective Time and the denominator of which is the value of the Merger Consideration (as valued pursuant to Section 1.6(a)) as of the Effective Time.

          (b) At the Effective Time, a payment shall be made with respect to each option assumed by Acquiror pursuant to paragraph (a) above. Such payment per option share shall be equal to the Cash Consideration and the VC Consideration payable per share of Target Common Stock under Section 1.6(a) multiplied by the number of shares of Target Common Stock subject to the assumed option less the excess of (i) the aggregate option exercise price in effect for the option immediately prior to the Effective Time less
     (ii) the aggregate exercise price of such assumed option as determined immediately after the Effective Time as set forth in paragraph (a) above. Such consideration per option share shall be paid proportionately in Cash Consideration and VC Consideration, with the cash amount to be in the same ratio as the Cash Consideration payable per share of Target Common Stock bears to the total of the Cash Consideration and the VC Consideration, and the VC portion to be in the same ratio as the VC Consideration payable per share of Target Common Stock bears to the total of the Cash Consideration and the VC Consideration.

          (c) Outstanding purchase rights under the Target ESPP shall be exercised upon the earlier of (i) the next scheduled purchase date under the Target ESPP or (ii) immediately prior to the Effective Time, and each participant in the Target ESPP shall accordingly be issued shares of Target Common Stock at that time, and each share of Target Common Stock so issued shall be canceled and extinguished at the Effective Time and converted automatically into the right to receive the Merger Consideration payable per share of Target Common Stock. The Target ESPP shall terminate with such exercise date, and no purchase rights shall be subsequently granted or exercised under the Target ESPP. Target employees who otherwise meet the eligibility requirements for participation in the Acquiror Employee Stock Purchase Plan shall be eligible to begin payroll deductions under that plan as of the first entry date thereunder following the Effective Time.

          5.11  Letter of Acquiror's and Target's Accountants.

          (a) Acquiror shall use all reasonable efforts to cause to be delivered to Target a Procedures Letter of Acquiror's independent auditors, dated a date within two business days before the date on which the Registration Statements shall become effective and addressed to Target, in form reasonably satisfactory to Target and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements.

          (b) Target shall use all reasonable efforts to cause to be delivered to Acquiror a Procedures Letter of Target's independent auditors, dated a date within two business days before the date on which the Registration Statements shall become effective and addressed to Acquiror, in form reasonably satisfactory to Acquiror and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements.

          5.12  Indemnification.

          (a) After the Effective Time, Acquiror will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees and agents of Target (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the full extent permitted by law and to the full extent provided under Target's Certificate of Incorporation and Bylaws or any indemnification agreement with Target officers and directors to which Target is a party, in each case in effect on the date hereof. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, Acquiror shall or shall cause the Surviving Corporation to pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

          (b) For four (4) years after the Effective Time, Acquiror will either
     (i) at all times maintain at least $100,000,000 in cash, marketable securities and unrestricted lines of credit to be available to indemnify the Indemnified Parties in accordance with Section 5.12(a) above, or (ii) cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by Target's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section, Acquiror shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the annualized average of the amount per annum Target paid since Target's initial public offering, which amount has been disclosed to Acquiror and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.12, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

          (c) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

     5.13 Stock Option Agreement. Concurrently with the execution of this Agreement, Target shall deliver to Acquiror an executed Stock Option Agreement in the form of Exhibit C attached hereto. Target agrees to fully perform its obligations under the Stock Option Agreement.

     5.14 Listing of Additional Shares. Prior to the Effective Time, Acquiror shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(f).

     5.15 Best Efforts and Further Assurances. Each of the parties to this Agreement shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

     5.16 Retention of Certain Target Employees. Each of Acquiror and Target shall use reasonable efforts to cooperate to further the retention of certain of the employees of Target immediately prior to the Effective Time (as determined by Acquiror), including mutual consultation to structure compensation and benefit plans (at no expense to Target), and to cause certain key employees to enter into a Non-competition Agreement in the form attached hereto as Exhibit D.

     5.17 Form S-8. Acquiror agrees to file, no later than five (5) days after the Closing, a registration statement on Form S-8 covering the shares of Acquiror Common Stock issuable pursuant to outstanding options under the Target Stock Option Plans assumed by Acquiror. Target shall cooperate with and assist Acquiror in the preparation of such registration statement.

     5.18 Cashless Exercise of Options. Target shall use its best efforts to encourage cashless exercises of options with exercise prices of greater than $4.00 per share on or prior to the date of the Target Stockholders' Meeting. Acquiror shall use its best efforts to encourage option exercises prior to the date of the Target Stockholders' Meeting.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the holders of a majority of the shares of Target Common Stock outstanding as of the record date set for the Target Stockholders' Meeting.

          (b) Registration Statements Effective. The SEC shall have declared the Registration Statements effective. No stop order suspending the effectiveness of the Registration Statements or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed, by a government agency, applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

          (d) Governmental Approval. Acquiror, Target and Merger Sub and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state Blue Sky laws, and under HSR.

          (e) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and cashless exercise of the options under the Target Stock Option Plans shall have been made.

     6.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by
Target:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties made by Acquiror and Merger Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time and (ii) Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

          (b) Certificate of Acquiror. Target shall have been provided with a certificate executed on behalf of Acquiror by its President and its Chief Financial Officer to the effect that, as of the Effective Time:

             (i) all representations and warranties made by Acquiror and Merger Sub under this Agreement are true and complete in all material respects; and

             (ii) all covenants, obligations and conditions of this Agreement to be performed by Acquiror and Merger Sub on or before such date have been so performed in all material respects.

          (c) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations of Acquiror and its subsidiaries, taken as a whole.

          (d) Third Party Consents. Target shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Acquiror or any of its subsidiaries or otherwise.

          (e) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's business following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

     6.3  Additional Conditions to the Obligations of Acquiror and Merger
Sub. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties made by Target in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

          (b) Certificate of Target. Acquiror shall have been provided with a certificate executed on behalf of Target by its President and Chief Financial Officer to the effect that, as of the Effective Time:

             (i) all representations and warranties made by Target under this Agreement are true and complete in all material respects; and

             (ii) all covenants, obligations and conditions of this Agreement to be performed by Target on or before such date have been so performed in all material respects.

          (c) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Target or otherwise; provided, however, that no consent of Cordis Corporation ("Cordis") with respect to that certain International Distributor Agreement dated September 1, 1994, by and between Target and Cordis, shall be required by this Section 6.2(c).

          (d) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's conduct or operation of the business of Target following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (e) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations of Target.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target, this Agreement may be terminated:

          (a) by mutual consent of Acquiror and Target;

          (b) by either Acquiror or Target, if, without fault of the terminating party, the Closing shall not have occurred on or before September 30, 1997 (or such later date as may be agreed upon in writing by the parties hereto);

          (c) by Acquiror, if (i) Target shall breach any of its representations, warranties or obligations hereunder in any material respects and such breach shall not have been cured within ten business days of receipt by Target of written notice of such breach, (ii) the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Acquiror or shall have resolved to do any of the foregoing, or (iii) for any reason Target fails to call and hold the Target Stockholders' Meeting by September 30, 1997;

          (d) by Target, if Acquiror shall breach any of its representations, warranties or obligations hereunder in any material respects and such breach shall not have been cured within ten days following receipt by Acquiror of written notice of such breach;

          (e) by either Acquiror or Target if a Trigger Event (as defined in Section 7.3(b)) or Takeover Proposal shall have occurred and the Board of Directors of Target in connection therewith withdraws or modifies its approval and recommendation of this Agreement and the transactions contemplated hereby after determining that to cause Target to proceed with the transactions contemplated hereby would not be consistent with the Board of Directors' fiduciary duty to the stockholders of Target;

          (f) by either Acquiror or Target if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or
     (ii) if any required approval of the stockholders of Target shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof; or

          (g) by Target, in the event that the Merger Consideration is less than $8.00 based on the exchange ratios calculated three days prior to the Target Stockholders' Meeting as set forth in Section 1.6(a) hereof.

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub or Target or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section 5.4 (Confidentiality),
Section 7.3 (Expenses and Termination Fees) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

     7.3  Expenses and Termination Fees.

          (a) Subject to subsections (b), (c) and (d) of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that expenses incurred in connection with printing the Proxy Materials and the Registration Statements, registration and filing fees incurred in connection with the Registration Statements, the Proxy Materials and the listing of additional shares pursuant to Section 6.1(f) and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by Target and Acquiror.

          (b) In the event that (i) either Acquiror or Target shall terminate this Agreement pursuant to Section 7.1(e), (ii) either Acquiror or Target shall terminate this Agreement pursuant to Section 7.1(f)(ii) following a failure of the stockholders of Target to approve this Agreement and, prior to the time of the meeting of Target's stockholders, there shall have been
     (A) a Trigger Event with respect to Target or (B) a Takeover Proposal with respect to Target which at the time of the meeting of Target's stockholders shall not have been (x) rejected by Target and (y) withdrawn by the third party, (iii) Acquiror shall terminate this Agreement pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii), due in whole or in part to any failure by Target to use its best efforts to perform and comply with all agreements and conditions required by this Agreement to be performed or complied with by Target prior to or on the Closing Date or any failure by Target's affiliates to take any actions required to be taken hereby, and prior thereto there shall have been (A) a Trigger Event with respect to Target or
     (B) a Takeover Proposal with respect to Target which shall not have been
     (x) rejected by Target and (y) withdrawn by the third party, or (iv) Acquiror shall terminate this Agreement pursuant to Section 7.1(c)(ii), then Target shall promptly pay to Acquiror the sum of $3,500,000; provided, however, that with respect to Section 7.3(b)(ii)(A) and Section 7.3(b)(iii)(A), a Trigger Event shall not be deemed to include the acquisition by any Person of securities representing 15% or more of Target if such Person has acquired such securities not with the purpose nor with the effect of changing or influencing the control of Target, nor in connection with or as a participant in any transaction having such purpose or effect, including without limitation not in connection with such Person
     (i) making any public announcement with respect to the voting of such shares at any meeting to consider any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving Target, (ii) making, or in any way participating in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any voting securities of Target (including, without limitation, any such solicitation subject to Rule 14a-11 under the Exchange Act) or seeking to advise or influence any Person with respect to the voting of any voting securities of Target, (iii) forming, joining or in any way participating in any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Target or (iv) otherwise acting, alone or in concert with others, to seek control of Target or to seek to control or influence the management or policies of Target. As used herein, a "Trigger Event" shall occur if any Person acquires securities representing 15% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 20% or more, of the voting power of Target.

          (c) In the event that (i) Acquiror shall terminate this Agreement pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii) or (ii) Acquiror shall terminate this Agreement pursuant to Section 7.1(f)(ii), provided that the Merger Consideration at the time of the Target Stockholders' Meeting is at least $9.00, Target shall promptly reimburse Acquiror $1,500,000 for the out-of-pocket costs and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel) as Acquiror's sole remedy.

     7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Target or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Target Common Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of Target Common Stock or Merger Sub Common Stock.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Non-Survival at Effective Time. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.4 (Confidentiality)
5.7 (Affiliates), 5.10 (Employee Benefit Plans), 5.12 (Indemnification), 5.15 (Best Efforts and Further Assurances), 7.3 (Expenses and Termination Fees), 7.4 (Amendment), and this Article VIII shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

          (a) if to Acquiror or Merger Sub, to:

           EndoSonics Corporation
           2870 Kilgore Road
           Rancho Cordova, CA 95670
           Attention: President
           Facsimile No.: (916) 638-8112
           Telephone No.: (916) 638-8008

           with a copy to:

           Brobeck, Phleger & Harrison LLP
           Two Embarcadero Place
           2200 Geng Road
           Palo Alto, CA 94303
           Attention: Edward M. Leonard, Esq.
           Facsimile No.: (415) 496-2885
           Telephone No.: (415) 424-0160

          (b) if to Target, to:

              Cardiometrics, Inc.
           645 Clyde Avenue
           Mountain View, CA 94043
           Attention: President
           Facsimile No.: (415) 961-8753
           Telephone No.: (415) 961-6993

           with a copy to:

           Gunderson Dettmer Stough Villeneuve
           Franklin & Hachigian LLP
           155 Constitution Drive
           Menlo Park, CA 94025
           Attn: David T. Young, Esq.
           Facsimile No.: (415) 321-2800
           Telephone No.: (415) 321-2400

     8.3 Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 26, 1997. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a)-(c) and (f), 1.7-1.9, 5.10 and 5.12; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of California in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          TARGET:

                                          CARDIOMETRICS, INC.

                                          By:
                                          --------------------------------------
                                            Menahem Nassi
                                            President and Chief Executive
                                              Officer

                                          ACQUIROR:

                                          ENDOSONICS CORPORATION

                                          By:
                                          --------------------------------------
                                            Reinhard J. Warnking
                                            President and Chief Executive
                                              Officer

                                          MERGER SUB:

                                          RIVER ACQUISITION CORPORATION

                                          By:
                                          --------------------------------------
                                            Reinhard J. Warnking
                                            President and Chief Executive
                                              Officer

            [SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

            AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION

     THIS AMENDMENT NO. 1 to the Agreement and Plan of Reorganization (the "Original Reorganization Agreement") dated January 26, 1997, by and among Endosonics Corporation, a Delaware corporation ("Acquiror"), Cardiometrics, Inc., a Delaware corporation ("Target"), and River Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Merger Sub"), is made this 1st day of May, 1997, by and among Acquiror, Target and Merger Sub.

     WHEREAS, the parties hereto desire to amend the Original Reorganization Agreement to clarify the intentions of the parties with respect to (i) the consideration to be received by Target stockholders and (ii) the consideration to be received by holders of warrants to purchase outstanding shares of Target Common Stock; and

     WHEREAS, the parties hereto desire to amend the Original Reorganization Agreement to revise the period during which outstanding purchase rights under the Target ESPP may be exercised.

     NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

     1. Section 1.6 of the Original Reorganization Agreement is hereby amended and replaced in its entirety with the following:

     "1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any of the following securities:

          (a) Conversion of Target Common Stock. At the Effective Time, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Target Common Stock to be canceled pursuant to Section 1.6(b) and shares, if any held by persons who have not voted such shares for approval of the Merger and with respect to which such persons shall become entitled to appraisal rights in accordance with Section 262 of the Delaware Law ("Dissenting Shares")) will be canceled and extinguished and be converted automatically into the right to receive:

             (i)  an amount in cash equal to $2.00 (the "Cash Consideration");

             (ii) 0.35 shares of Acquiror Common Stock (the "Stock Consideration" and the "Stock Consideration Exchange Ratio"); and

             (iii) 0.20 shares of VC Common Stock held of record by Acquiror as of the date hereof (the "VC Exchange Ratio"), subject to adjustment as set forth below (the "VC Consideration" and collectively with the Cash Consideration and Stock Consideration, the "Merger Consideration"). The VC Exchange Ratio shall be subject to increase such that based on the average of the closing prices of Acquiror Common Stock and the average of the closing prices of VC Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting, the Merger Consideration shall be equal to $9.00 (the "Price"); provided, however, that if based on such calculation the VC Exchange Ratio would be greater than .2636, the VC Exchange Ratio shall be .2636 (the "Floor"); provided further, that at Acquiror's option, in lieu of such increase of the VC Exchange Ratio, the Cash Consideration may be increased such that, based on the average of the closing prices of Acquiror Common Stock and the average of the closing prices of VC Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting, the Merger Consideration shall be equal to $9.00; provided further, however, that if, as a result of such increase in the Cash Consideration in lieu of an increase of the VC Exchange Ratio, the Cash Consideration would be greater than the sum of (A) $2.00 and (B) the product obtained by multiplying (x) .0636 by (y) the average of the closing prices of VC Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting (such sum referred to herein as the "Cash Consideration Limit"), then the Cash Consideration shall equal the Cash Consideration Limit; and provided further that, notwith-standing the foregoing, the VC Exchange Ratio shall not be less than
        0.20 and the Cash Consideration shall not be less than $2.00.

          (b)  Cancellation of Target Common Stock Owned by Acquiror or
     Target. At the Effective Time, all shares of Target Common Stock that are owned by Target as treasury stock and each share of Target Common Stock owned by Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Target Stock Option Plans. Immediately prior to the Effective Time, each outstanding option under the Target 1985 Stock Option Plan, the Target 1995 Stock Option Plan and the Target 1995 Stock Incentive Plan (collectively, the "Target Stock Option Plans") shall vest in full and become exercisable for any or all of the shares of Target Common Stock at the time subject to that option, with such accelerated vesting to be conditioned, however, upon the actual consummation of the Merger. Each share of Target Common Stock acquired under the Target Option Plans through the exercise of an outstanding option effected immediately prior to the Effective Time shall be canceled and extinguished at the Effective Time and converted automatically into the right to receive the Merger Consideration payable per share of Target Common Stock. However, if the Merger is not consummated, the option exercise price paid for any shares of Target Common Stock purchased under the Target Option Plans on the basis of the acceleration provided under this Section 1.6(c) shall be refunded by Target, and the vesting schedule for those shares shall revert to the schedule in effect immediately prior to acceleration hereunder. Any options which remain outstanding under the Target Option Plans at the Effective Time shall be cancelled in accordance with the provisions of Section 5.10.

          (d) Target Warrants. At the Effective Time, each outstanding warrant to purchase shares of Target Common Stock (a "Target Warrant"), pursuant to its terms, will be assumed by Acquiror and upon payment of the same aggregate exercise price for such warrant prior to the Effective Time be exercisable for

             (i) an amount in cash equal to the Cash Consideration (as adjusted pursuant to Section 1.6(a)(iii)) multiplied by the number of shares of Target Common Stock subject to such warrant immediately prior to the Effective Time;

             (ii) that number of shares of Acquiror Common Stock equal to the Stock Consideration Exchange Ratio multiplied by the number of shares of Target Common Stock subject to such warrant immediately prior to the Effective Time and

             (iii) that number of shares of VC Common Stock equal to the VC Exchange Ratio (as adjusted pursuant to Section 1.6(a)(iii)) multiplied by the number of shares of Target Common Stock subject to such warrant immediately prior to the Effective Time.

          (e) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, $.0001 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $.0001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (f) Adjustments to Exchange Ratio. The Stock Consideration Exchange Ratio, the VC Exchange Ratio, the Price, the Floor, the Cash Consideration and the Cash Consideration Limit shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock, Target Common Stock or VC Common Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock, Target Common Stock or VC Common Stock occurring after the date hereof and prior to the Effective Time.

          (g) Fractional Shares. No fraction of a share of Acquiror Common Stock or VC Common Stock shall be issued, but in lieu thereof each holder of shares of Target Common Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock or VC Common Stock (after aggregating all fractional shares of Acquiror Common Stock or VC Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average of the closing prices of a share of Acquiror Common Stock or VC Common Stock, as applicable, for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting, as reported on the Nasdaq National Market.

          (h) Appraisal Rights. Any Dissenting Shares shall not be converted into the right to receive the consideration set forth in Section 1.6(a) but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Target agrees that, except with the prior written consent of Acquiror, or as required under Delaware Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any demand with respect to Dissenting Shares. Each holder of Dissenting Shares ("Dissenting Stockholder") who, pursuant to the provisions of Delaware Law, becomes entitled to payment of the fair value for shares of Target Common Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such shareholder of certificate or certificates representing shares of Target Common Stock, the consideration to which such stockholder would otherwise be entitled under this Section 1.6 and the Certificate of Merger."

     2. The penultimate sentence of Section 2.2 of the Original Reorganization Agreement is hereby amended and replaced in its entirety with the following:

     "The current "Purchase Interval" (as defined in the Target ESPP) commenced under the Target ESPP on May 1, 1997 and will, together with the current offering period under the Target ESPP, end upon the earlier of October 31, 1997 or the Effective Time as provided in this Agreement, and except for the outstanding purchase rights held by participants in the current Purchase Interval, there are no other purchase rights or options outstanding under the Target ESPP."

     3. The penultimate sentence of Section 5.10(c) is hereby amended and replaced in its entirety with the following: "The Target ESPP shall terminate upon the earlier of the October 31, 1997 scheduled purchase date or immediately prior to the Effective Time."

     4. Exhibit A of the Original Reorganization Agreement is hereby amended such that all references to the Original Reorganization Agreement shall be to the Original Reorganization Agreement, as amended by this Amendment.

     5. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     6. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Original Reorganization Agreement.

     IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to the Agreement and Plan of Reorganization as of the date first above written.

                                          ACQUIROR:

                                          ENDOSONICS CORPORATION, a Delaware
                                          corporation

                                          By:
                                            ------------------------------------

                                          Name:
                                              ----------------------------------

                                          Title:
                                             -----------------------------------

                                          TARGET:

                                          CARDIOMETRICS, INC., a Delaware
                                          corporation

                                          By:
                                            ------------------------------------

                                          Name:
                                              ----------------------------------

                                          Title:
                                             -----------------------------------

                                          MERGER SUB:

                                          RIVER ACQUISITION CORPORATION, a
                                          Delaware corporation

                                          By:
                                            ------------------------------------

                                          Name:
                                              ----------------------------------

                                          Title:
                                             -----------------------------------

            AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF REORGANIZATION

     THIS AMENDMENT NO. 2 to the Agreement and Plan of Reorganization dated January 26, 1997, by and among Endosonics Corporation, a Delaware corporation ("Acquiror"), Cardiometrics, Inc., a Delaware corporation ("Target"), and River Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Merger Sub"), as amended on May 1, 1997 (the "Amended Reorganization Agreement"), is made this 20th day of May, 1997, by and among Acquiror, Target and Merger Sub.

     WHEREAS, the parties hereto desire to amend the Amended Reorganization Agreement to reflect a new agreement with respect to the consideration to be received by securityholders of Target.

     NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

     1. Section 1.6 of the Amended Reorganization Agreement is hereby amended and replaced in its entirety with the following:

     "1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any of the following securities:

          (a) Conversion of Target Common Stock. At the Effective Time, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Target Common Stock to be canceled pursuant to Section 1.6(b) and shares, if any, held by persons who have not voted such shares for approval of the Merger and with respect to which such persons shall become entitled to appraisal rights in accordance with Section 262 of the Delaware Law ("Dissenting Shares")) will be canceled and extinguished and be converted automatically into the right to receive:

             (i) an amount in cash equal to $3.00 (the "Cash Consideration");

             (ii) 0.35 shares of Acquiror Common Stock (the "Stock Consideration" and the "Stock Consideration Exchange Ratio"); and

             (iii) 0.1364 shares of VC Common Stock held of record by Acquiror as of the date hereof (the "VC Exchange Ratio"), subject to adjustment as set forth below (the "VC Consideration" and collectively with the Cash Consideration and Stock Consideration, the "Merger Consideration"). The VC Exchange Ratio shall be subject to increase such that based on the average of the closing prices of Acquiror Common Stock and the average of the closing prices of VC Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting, the Merger Consideration shall be equal to $8.00 (the "Price"); provided, however, that if based on such calculation the VC Exchange Ratio would be greater than .19, the VC Exchange Ratio shall be .19 (the "Floor"); and provided further that, notwithstanding the foregoing, the VC Exchange Ratio shall not be less than 0.1364.

          (b) Cancellation of Target Common Stock Owned by Acquiror or Target. At the Effective Time, all shares of Target Common Stock that are owned by Target as treasury stock and each share of Target Common Stock owned by Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Target Stock Option Plans. Immediately prior to the Effective Time, each outstanding option under the Target 1985 Stock Option Plan, the Target 1995 Stock Option Plan and the Target 1995 Stock Incentive Plan (collectively, the "Target Stock Option Plans") shall vest in full and become exercisable for any or all of the shares of Target Common Stock at the time subject to that option, with such accelerated vesting to be conditioned, however, upon the actual consummation of the Merger. Each share of Target Common Stock acquired under the Target Option Plans through the exercise of an outstanding option effected immediately prior to the Effective Time shall be canceled and extinguished at the Effective Time and converted automatically into the right to receive the Merger Consideration payable per share of Target Common Stock. However, if the Merger is not consummated, the option exercise price paid for any shares of Target Common Stock purchased under the Target Option Plans on the basis of the acceleration provided under this Section 1.6(c) shall be refunded by Target, and the vesting schedule for those shares shall revert to the schedule in effect immediately prior to acceleration hereunder. Any options which remain outstanding under the Target Option Plans at the Effective Time shall be cancelled in accordance with the provisions of Section 5.10.

          (d) Target Warrants. At the Effective Time, each outstanding warrant to purchase shares of Target Common Stock (a "Target Warrant"), pursuant to its terms, will be assumed by Acquiror and upon payment of the same aggregate exercise price for such warrant prior to the Effective Time be exercisable for

             (i) an amount in cash equal to the Cash Consideration multiplied by the number of shares of Target Common Stock subject to such warrant immediately prior to the Effective Time;

             (ii) that number of shares of Acquiror Common Stock equal to the Stock Consideration Exchange Ratio multiplied by the number of shares of Target Common Stock subject to such warrant immediately prior to the Effective Time and

             (iii) that number of shares of VC Common Stock equal to the VC Exchange Ratio (as adjusted pursuant to Section 1.6(a)(iii)) multiplied by the number of shares of Target Common Stock subject to such warrant immediately prior to the Effective Time.

          (e) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, $.0001 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $.0001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (f) Adjustments to Exchange Ratio. The Stock Consideration Exchange Ratio, the VC Exchange Ratio, the Price, the Floor and the Cash Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock, Target Common Stock or VC Common Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock, Target Common Stock or VC Common Stock occurring after the date hereof and prior to the Effective Time.

          (g) Fractional Shares. No fraction of a share of Acquiror Common Stock or VC Common Stock shall be issued, but in lieu thereof each holder of shares of Target Common Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock or VC Common Stock (after aggregating all fractional shares of Acquiror Common Stock or VC Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average of the closing prices of a share of Acquiror Common Stock or VC Common Stock, as applicable, for the ten trading days immediately preceding (and including) the third trading day prior to the Target Stockholders' Meeting, as reported on the Nasdaq National Market.

          (h) Appraisal Rights. Any Dissenting Shares shall not be converted into the right to receive the consideration set forth in Section 1.6(a) but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Target agrees that, except with the prior written consent of Acquiror, or as required under Delaware Law, it will not voluntarily make any payment with respect to, or settle or offer to settle, any demand with respect to Dissenting Shares. Each holder of Dissenting Shares ("Dissenting Stockholder") who, pursuant to the provisions of Delaware Law, becomes entitled to payment of the fair value for shares of Target Common Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such shareholder of certificate or certificates representing shares of Target Common Stock, the consideration to which such stockholder would otherwise be entitled under this Section 1.6 and the Certificate of Merger."

     2. Section 7.1 of the Amended Registration Agreement is hereby amended and replaced in its entirety with the following:

     "7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target, this Agreement may be terminated:

          (a) by mutual consent of Acquiror and Target;

          (b) by either Acquiror or Target if, without fault of the terminating party, the Closing shall not have occurred on or before September 30, 1997 (or such later date as may be agreed upon in writing by the parties hereto);

          (c) by Acquiror, if (i) Target shall breach any of its representations, warranties or obligations hereunder in any material respects and such breach shall not have been cured within ten business days of receipt by Target of written notice of such breach, (ii) the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Acquiror or shall have resolved to do any of the foregoing, or (iii) for any reason Target fails to call and hold the Target Stockholders' Meeting by September 30, 1997;

          (d) by Target, if Acquiror shall breach any of its representations, warranties or obligations hereunder in any material respects and such breach shall not have been cured within ten days following receipt by Acquiror of written notice of such breach;

          (e) by either Acquiror or Target if a Trigger Event (as defined in Section 7.3(b)) or Takeover Proposal shall have occurred and the Board of Directors of Target in connection therewith withdraws or modifies its approval and recommendation of this Agreement and the transactions contemplated hereby after determining that to cause Target to proceed with the transactions contemplated hereby would not be consistent with the Board of Directors' fiduciary duty to the stockholders of Target; or

          (f) by either Acquiror or Target if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or
     (ii) if any required approval of the stockholders of Target shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof."

     3. Exhibit A of the Amended Reorganization Agreement is hereby amended such that all references to the Amended Reorganization Agreement shall be to the Amended Reorganization Agreement, as amended by this Amendment.

     4. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     5. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Amended Reorganization Agreement.

     IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 2 to the Agreement and Plan of Reorganization as of the date first above written.

                                          ACQUIROR:

                                          ENDOSONICS CORPORATION, a Delaware
                                          corporation

                                          By:
                                            ------------------------------------

                                          Name:
                                              ----------------------------------

                                          Title:
                                             -----------------------------------

                                          TARGET:

                                          CARDIOMETRICS, INC., a Delaware
                                          corporation

                                          By:
                                            ------------------------------------

                                          Name:
                                              ----------------------------------

                                          Title:
                                             -----------------------------------

                                          MERGER SUB:

                                          RIVER ACQUISITION CORPORATION, a
                                          Delaware corporation

                                          By:
                                            ------------------------------------

                                          Name:
                                              ----------------------------------

                                          Title:
                                             -----------------------------------

                                                                      APPENDIX B

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  SEC. 262.  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251, 252, 254, 257, 258, 263 or 264 of this Chapter;

          (1) provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this Chapter.

          (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this Chapter to accept for such stock anything except (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (i), (ii) and (iii) of this subsection.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this Chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this
Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this Section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to Section 228 or
Section 253 of this Chapter, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this Section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with the provisions of this Section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted his certificate of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                      APPENDIX C
                                      LOGO

                                                                January 26, 1997

Board of Directors
Cardiometrics, Inc.
645 Clyde Avenue
Mountain View, CA 94043

Gentlemen:

     We understand that Endosonics Corporation, a Delaware corporation ("Endosonics") is undertaking a transaction whereby a wholly-owned subsidiary of Endosonics will be merged with and into Cardiometrics, Inc., a Delaware corporation ("Cardiometrics"), pursuant to the terms of an Agreement and Plan of Reorganization and the exhibits thereto, dated as of January 26, 1997 (the "Merger Agreement"), such that Cardiometrics becomes a wholly-owned subsidiary of Endosonics (the "Transaction"). Pursuant to the Transaction, each outstanding share of Cardiometrics' Common Stock, $0.01 par value (the "Cardiometrics Common Stock"), shall be converted into 0.35 shares of Endosonics Common Stock, $0.001 par value (the "Endosonics Common Stock"), 0.20 shares of Cardiovascular Dynamics, Inc. ("Cardiovascular Dynamics") Common Stock, $0.001 par value (the "Cardiovascular Dynamics Common Stock"), subject to adjustment as set forth in the Merger Agreement, and $2.00 in cash (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested our opinion as to whether the Consideration to be received by the holders of Cardiometrics Common Stock (the "Holders") in the Transaction is fair to such Holders, from a financial point of view.

     Dillon, Read & Co. Inc. has acted as financial advisor to the Board of Directors of Cardiometrics in connection with the Merger and will receive a fee upon the consummation thereof. In the ordinary course of business, we have traded securities of Cardiometrics for our own account and for the accounts of our customers and have traded securities of Endosonics for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Cardiometrics, Endosonics and Cardiovascular Dynamics, (ii) reviewed certain management estimates and company financial forecasts prepared by the managements of Cardiometrics and Endosonics, (iii) reviewed certain publicly available analyst financial forecasts relating to Cardiometrics, Endosonics and Cardiovascular Dynamics, (iv) reviewed certain financial information and other data provided to us by Cardiometrics that is not publicly available relating to the business and prospects of Cardiometrics, (v) reviewed certain financial information and other data provided to us by Endosonics that is not publicly available relating to the business and prospects of Endosonics (vi) conducted discussions with members of the senior managements of Cardiometrics, Endosonics, and Cardiovascular Dynamics with respect to the operations, financial condition, history and prospects of each company including a review of publicly available

LOGO

Cardiometrics, Inc.
January 26, 1997
Page 2

analyst financial forecasts, (vii) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of Cardiometrics, Endosonics and Cardiovascular Dynamics, (viii) considered the pro forma effects of the Transaction on Endosonics' financial statements and reviewed certain estimates of synergies prepared by the management of Cardiometrics, (ix) reviewed the historical market prices and trading volumes of the Cardiometrics Common Stock, the Endosonics Common Stock and the Cardiovascular Dynamics Common Stock, (x) compared the financial terms of the Transaction with the financial terms of certain other transactions which we believe to be generally comparable to the Transaction, (xi) reviewed the Merger Agreement, and (xii) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, we have not independently verified any of the foregoing information and have, with your consent, relied on its being complete and accurate in all material respects. In addition, we have not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Cardiometrics, Endosonics and Cardiovascular Dynamics. With respect to the financial forecasts referred to above, we have assumed, with your consent, that the Cardiometrics and Endosonics company financial forecasts and the most recent publicly available Cardiovascular Dynamics analyst financial forecast have been prepared reasonably on a basis reflecting the best currently available estimates and judgments of the respective managements as to the future financial performance of their respective companies. We understand that Cardiometrics, from time to time, has conducted discussions relating to a potential transaction with parties other than Endosonics, however, we were not authorized, and did not, solicit other third party offers for either all or a portion of Cardiometrics. Further, our opinion is based on economic, monetary, and market conditions existing on the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the Holders in the Transaction is fair to such Holders from a financial point of view.

                                          Very truly yours,

                                          DILLON, READ & CO. INC.

                                          By: /s/ Dillon, Read & Co. Inc.
                                            ------------------------------------

                                                                      APPENDIX D

                                VOTING AGREEMENT

     This Voting Agreement (the "Agreement") is made and entered into as of January 26, 1997, between EndoSonics Corporation, a Delaware corporation ("Acquiror"), and the undersigned stockholder ("Stockholder") of Cardiometrics, Inc., a Delaware corporation ("Target").

                                    RECITALS

     A. Pursuant to an Agreement and Plan of Reorganization dated as of January 26, 1997 (the "Reorganization Agreement") by and among Acquiror, River Acquisition Corporation, a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Acquiror, and Target, Merger Sub is merging with and into Target (the "Merger") and Target, as the surviving corporation of the Merger, will remain as a wholly-owned subsidiary of Acquiror;

     B. Pursuant to Section 5.7 of the Reorganization Agreement, in order to induce Acquiror to enter into the Reorganization Agreement, Target has agreed to use its best efforts to solicit the proxy of certain significant stockholders of Target on behalf of Acquiror, and to cause certain significant stockholders of Target to execute and deliver to Acquiror Voting Agreements;

     C. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock, $0.01 par value per share, of Target as is indicated on the final page of this Agreement (the "Shares"); and

     D. In consideration of the execution of the Reorganization Agreement by Acquiror, Stockholder agrees not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of Target acquired by Stockholder hereafter and prior to the Expiration Date (as defined in Section 1.1 below), and agrees to vote the Shares and any other such shares of capital stock of Target so as to facilitate consummation of the Merger.

     NOW, THEREFORE, the parties agree as follows:

     1. Agreement to Retain Shares.

          1.1 Transfer and Encumbrance. Stockholder agrees not to transfer (except as may be specifically required by court order or by operation of law), sell, exchange, pledge (except in connection with a bona fide loan transaction, provided that any pledgee agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as defined in Section 1.2) prior to the Expiration Date and to be subject to the Proxy (as defined in Section 3)) or otherwise dispose of or encumber the Shares or any New Shares, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and (ii) six months after the date of termination of the Reorganization Agreement.

          1.2 New Shares. Stockholder agrees that any shares of capital stock of Target that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Agreement to Vote Shares. At every meeting of the stockholders of Target called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Target with respect to any of the following, Stockholder shall vote the Shares and any New Shares (i) in favor of approval of the Reorganization Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between Target and any person or entity other than Acquiror or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Target under the Reorganization Agreement or which would result in any of the conditions to Target's obligations under the Reorganization Agreement not being fulfilled.

     3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Acquiror a proxy in the form attached hereto as Exhibit A (the "Proxy"), which shall be irrevocable to the extent provided in
Section 212 of the Delaware General Corporation Law, covering the total number of Shares and New Shares beneficially owned or as to which beneficial ownership is acquired (as such term is defined in Rule 13d-3 under the Exchange Act) by Stockholder set forth therein.

     4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Acquiror that Stockholder (i) is the beneficial owner of the Shares, which at the date of this Agreement and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of Target other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

     5. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, as reasonably agreed to between Acquiror and Stockholder, to carry out the purpose and intent of this Agreement.

     6. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

     7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

     8. Miscellaneous.

          8.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Stockholder as a stockholder of Target only with respect to the specific matters set forth herein.

          8.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

          8.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Acquiror upon any such violation, Acquiror shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity.

          8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

             (a) if to Acquiror or Merger Sub, to:

               EndoSonics Corporation
               2870 Kilgore Road
               Rancho Cordova, CA 95670
               Attention: President
               Facsimile No.: 916-638-8112
               Telephone No.: 916-638-8008

               with a copy to:

               Brobeck, Phleger & Harrison LLP
               Two Embarcadero Place
               2200 Geng Road
               Palo Alto, California 94303
               Attn: Edward M. Leonard, Esq.
               Facsimile No.: (415) 496-2885
               Telephone No.: (415) 424-0160

             (b) if to Target, to:

               Cardiometrics, Inc.
               645 Clyde Avenue
               Mountain View, CA 94043
               Attention: President
               Facsimile No.: 415-961-8753
               Telephone No.: 415-961-6993

               with a copy to:

               Gunderson Dettmer Stough Villeneuve
               Franklin & Hachigian LLP
               155 Constitution Drive
               Menlo Park, CA 94025
               Attn: David T. Young, Esq.
               Facsimile No.: 415-321-2800
               Telephone No.: 415-321-2400

          8.6 Governing Law. This Amendment shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware.

          8.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matters.

          8.8 Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          8.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

                                          ACQUIROR:

                                          ENDOSONICS CORPORATION

                                          By:
                                          --------------------------------------
                                            Reinhard J. Warnking
                                            President and Chief Executive
                                              Officer

                                          STOCKHOLDER

                                          By:
                                          --------------------------------------

                                          Stockholder's Address for Notice:

                                          --------------------------------------

                                          --------------------------------------

                                          --------------------------------------

                                          Shares beneficially owned:

                                                    shares of Target Common
                                          Stock

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                                         EXHIBIT A TO APPENDIX D

                               IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                              CARDIOMETRICS, INC.

     The undersigned stockholder of Cardiometrics, Inc., a Delaware corporation ("Target"), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints the members of the Board of Directors of EndoSonics Corporation, a Delaware corporation ("Acquiror"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Target that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Target issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of Target as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law), is granted pursuant to that certain Voting Agreement dated as of January 26, 1997, by and among Acquiror and the undersigned stockholder (the "Voting Agreement"), and is granted in consideration of Acquiror entering into that certain Agreement and Plan of Reorganization, dated January 26, 1997, by and among Target, Acquiror and River Acquisition Corporation, a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Acquiror (the "Reorganization Agreement"). The Reorganization Agreement provides for the merger of Merger Sub with and into Target (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and
(ii) six months after the date of termination of the Reorganization Agreement.

     The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 228 of the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Target and in every written consent in lieu of such meeting (i) in favor of approval of the Merger and the Reorganization Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between Target and any person or entity other than Acquiror or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Target under the Reorganization Agreement or which could result in any of the conditions to Target's obligations under the Reorganization Agreement not being fulfilled. The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This Proxy is irrevocable (to the extent provided in Section 212 of the Delaware General Corporation Law).

Dated:                           , 1997

                                          (Signature of Stockholder)

                                          (Print Name of Stockholder)

                                          Shares beneficially owned:

                                           _______  shares of Target Common
                                          Stock

                           [SIGNATURE PAGE TO PROXY]

           AMENDMENT NO. 1 TO VOTING AGREEMENT AND IRREVOCABLE PROXY

     THIS AMENDMENT NO. 1 to the Voting Agreement (the "Original Voting Agreement") dated January 26, 1997, by and between Endosonics Corporation, a Delaware corporation (the "Company"), and the undersigned stockholder (the "Stockholder") of Cardiometrics, Inc., a Delaware corporation ("Target"), and the Irrevocable Proxy dated January 26, 1997, executed by Stockholder pursuant to the Original Voting Agreement (the "Proxy"), is made this 3rd day of April, 1997, by and among the Company and the Stockholder.

     WHEREAS, the Company has inadvertently become an "Acquiring Person" pursuant to Target's December 3, 1996 Stockholder Rights Plan and intends to divest itself of its interests in a sufficient number of shares of Target capital stock in order to cease being an "Acquiring Person;" and

     WHEREAS, the parties hereto desire to amend the Original Voting Agreement and the Proxy to reduce the number of shares of Target capital stock subject to the Original Voting Agreement and the Proxy.

     NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

     1. Recital C of the Original Voting Agreement is hereby amended and replaced in its entirety with the following:

          "C. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock, $0.01 par value per share, of Target as is indicated on the final page of this Agreement (the "Total Shares," of which shares the number of issued and outstanding shares of Common Stock of Target actually owned by Stockholder as of January 26, 1997 shall be referred to herein as the "Shares"); and"

     2. Section 1.2 of the Original Voting Agreement is hereby amended and replaced in its entirety with the following:

          "1.2 New Shares. Stockholder agrees that any shares of capital stock of Target that Stockholder acquires upon the exercise of options which are both (i) vested to purchase such shares as of December 31, 1996 and (ii) at an exercise price less than $8.00 ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares."

     3. Section 4 of the Original Voting Agreement is hereby amended and replaced in its entirety with the following:

          "4. Representations, Warranties and Covenants of
     Stockholder. Stockholder hereby represents, warrants and covenants to Acquiror that Stockholder (i) is the beneficial owner of the Shares, which at the date of this Agreement and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of Target other than the Total Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law); and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy."

     4. The first paragraph of the Proxy is hereby amended and replaced in its entirety with the following:

          "The undersigned stockholder of Cardiometrics, Inc., a Delaware corporation ("Target"), hereby irrevocably (to the full extent permitted by Section 212 of the Delaware General Corporation Law) appoints the members of the Board of Directors of Endosonics Corporation, a Delaware corporation ("Acquiror"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to the Shares (as such term is defined in the Voting Agreement (as defined below)) in accordance with the terms of this Proxy. All shares of the capital stock of Target beneficially owned by the undersigned stockholder of Target as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below)."

     5. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 to the Voting Agreement as of the date first above written.

                                          THE COMPANY:

                                          ENDOSONICS CORPORATION, a Delaware
                                          corporation

                                          By:

                                          Name:

                                          Title:

                                          STOCKHOLDER:

                                          Name:

                                                                      APPENDIX E

                           NON-COMPETITION AGREEMENT

     This Non-Competition Agreement is entered into by and among EndoSonics Corporation ("EndoSonics"), River Acquisition Corp. ("Subsidiary") and
                         ("Employee") as of January 26, 1997.

                                    RECITALS

     A. Pursuant to that certain Agreement and Plan of Reorganization (the "Merger Agreement") dated as of January 26, 1997 by and between EndoSonics, Subsidiary, and [Target], a Delaware corporation (the "Company"), the Company will merge with and into Subsidiary (the "Merger") and any shares of the Company capital stock owned by Employee will be exchanged for EndoSonics Common Stock and any options to acquire Company Common Stock will be assumed by EndoSonics and become options to acquire EndoSonics Common Stock;

     B. Employee owns a substantial interest in the Company (both through outstanding capital stock and options to purchase capital stock), has served as
a                          at the Company and has gained substantial knowledge
and expertise in connection with the Company's products, organization and customers;

     C. EndoSonics and Subsidiary and Employee acknowledge that it would be detrimental to Subsidiary and EndoSonics if Employee were to compete with Subsidiary or EndoSonics in any part of the Business (as defined below) following the Merger;

     D. As inducement to EndoSonics to consummate the Merger, and in consideration of the amounts paid to shareholders of the Company under the Merger Agreement, Employee desires to agree with EndoSonics as further provided herein;

     NOW, THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:

                          ARTICLE I:  NON-COMPETITION

     1.1  Non-Competition.

     (a) The parties understand and agree that this Agreement is entered into in connection with the Merger. The parties further understand and agree that Employee is a key and significant member of the Company and owns a significant equity interest in the Company. In addition, the parties understand that prior to the Merger, the Company was engaged in the Business (as defined below) in each of the fifty states of the United States (together with its territories and possessions and the District of Columbia) and Canada. (The United States and Canada shall hereafter be referred to as the "Geographic Scope of the Business.") Employee further acknowledges that Subsidiary and EndoSonics following the Merger will continue conducting such business in all parts of the Geographic Scope of the Business. The parties expressly acknowledge and agree that the non-competition provisions contained in this Agreement are permissible and enforceable pursuant to the provisions of applicable law.

          (b) During the period commencing on the Closing Date (as defined in the Merger Agreement) of the Merger and ending the earlier of six months after Employee's cessation of employment with EndoSonics and 12 months after the Closing Date (the "Restricted Period"), without the prior written consent of the Chief Executive Officer of EndoSonics, Employee shall not either as an individual or as an employee, agent, consultant, advisor, independent contractor, general partner, officer, director, shareholder or investor of any person, firm, corporation, partnership or other entity:

             (i) participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that directly relates to the functional testing in the cardiac catheter laboratory utilizing flow and/or pressure sensor based angioplasty guide wires and corresponding instrumentation (the "Business") in the United States or Canada;

             (ii) induce or attempt to induce any person who at the time of such inducement is an employee of Subsidiary or EndoSonics to perform work or services for any other person or entity other than Subsidiary or EndoSonics; or

             (iii) permit the name of Employee to be used in connection with a business or endeavor that competes with the Business, either in whole or in part, anywhere in the Geographic Scope of the Business.

     Notwithstanding the foregoing, Employee may own, directly or indirectly, solely as an investment, up to 1% of any class of "publicly traded securities" of any person or entity which owns a competitive Business, and up to 5% of the outstanding securities that are not "publicly traded securities" of any person or entity which owns a competitive Business. For the purposes of this Section 1.1, the term "publicly traded securities" shall mean securities that are traded on a national securities exchange or listed on the National Association of Securities Dealers Automated Quotation System.

     Notwithstanding the foregoing, Employee will not be prohibited from competing with EndoSonics or Subsidiary in the Geographic Scope of the Business, if (a) EndoSonics or Subsidiary or any of their successors, or any entity deriving title to its good will or shares, ceases to carry on a like Business therein, or (b) Employee's employment is terminated by EndoSonics or Subsidiary other than as a result of Employee's voluntary resignation or for "Cause." A termination for "Cause" shall mean a termination for any of the following reasons: (i) your failure to perform your material duties after receipt of a written warning; (ii) engaging in misconduct which is demonstrably injurious to Acquiror; (iii) being convicted of a felony by a court of competent jurisdiction; (iv) committing an act of fraud against, or the misappropriation of property belonging to, Acquiror; or (v) material breach of this agreement or any confidentiality or proprietary information agreement between you and Acquiror; provided, however, that if such "Cause is reasonably curable, Acquiror shall not terminate your employment hereunder unless it first gives you notice of its intention to terminate and the grounds of such termination and you have not, within 30 days following the receipt of such notice, cured such "Cause." Acquiror will provide written notice of the reason for termination in the case of any termination for "Cause." A termination for any other reason shall be a termination "Without Cause."

     1.2  Arbitration; Consent to Personal Jurisdiction.

     (a) Employee agrees that any dispute or controversy arising out of, relating to, or in connection with this Agreement, or the interpretation, validity, construction, performance, breach, or termination thereof, shall be settled by binding arbitration to be held in Santa Clara County, California in accordance with the Commercial Arbitration Rules of the American Arbitration Association, supplemented by the Large Complex Case Procedures of the American Arbitration Association (the "Rules"). The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction.

     (b) At the request of either party, the arbitration proceedings pursuant hereto will be conducted confidentially. In such case all documents, testimony and records shall be received, heard and maintained by the arbitrator(s) in confidence under seal, available for inspection only by the arbitrator(s), the parties and their respective attorneys and their respective experts, who shall agree in advance and in writing to receive all such information confidentially and to maintain such information in confidence.

     (c) The arbitrator(s) shall apply California law to the merits of any dispute or claim, without reference to rules of conflicts of law. The arbitration proceedings shall be governed by federal arbitration law and by the Rules, without reference to state arbitration law.

     (d) EMPLOYEE HAS READ AND UNDERSTANDS THIS SECTION 1.2, WHICH DISCUSSES ARBITRATION. EMPLOYEE UNDERSTANDS THAT BY SIGNING THIS AGREEMENT, EMPLOYEE AGREES TO SUBMIT ANY CLAIMS ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT, OR THE INTERPRETATION, VALIDITY, CONSTRUCTION, PERFORMANCE, BREACH OR TERMINATION THEREOF TO BINDING ARBITRATION, AND THAT THIS ARBITRATION CLAUSE CONSTITUTES A WAIVER OF EMPLOYEE'S RIGHT TO A JURY TRIAL AND RELATES TO THE RESOLUTION OF ALL DISPUTES RELATING TO THIS AGREEMENT.

     1.3 Savings Clause. If any restriction set forth in Section 1.1 above is held to be unreasonable or unenforceable, then Employee agrees, and hereby submits, to the reduction and limitation of such prohibition to such area or period or business as shall be deemed reasonable.

                           ARTICLE II: MISCELLANEOUS

     2.1 Successors, Assigns, Merger. This Agreement shall be binding upon and shall inure to the benefit of EndoSonics and its successors and assigns. This Agreement shall be binding upon Employee and shall inure to his benefit and to the benefit of his heirs, executors, administrators, and legal representatives, but shall not be assignable by Employee.

     2.2 Entire Agreement. This Agreement constitutes the entire agreement between EndoSonics and Employee relating to the matters herein provided for. This Agreement supersedes and replaces any prior verbal or written agreements between the parties on this subject. This Agreement may be amended or altered only in a writing signed by the Chief Executive Officer or of EndoSonics and Employee.

     2.3 Applicable Law; Severability. This Agreement shall be construed and interpreted in accordance with the laws of the State of California without regard to conflicts of laws and principles. Each provision of this Agreement is severable from the others, and if any provision hereof shall be to any extent unenforceable it and the other provisions hereof shall continue to be enforceable to the full extent allowable, as if such offending provision had not been a part of this Agreement.

     2.4 Proprietary Information Agreement. Employee shall execute EndoSonics' Proprietary Information Agreement prior to the Effective Time of the Merger.

     IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

RIVER ACQUISITION CORP.                          ENDOSONICS CORPORATION
By:                                              By:
---------------------------------------------    ---------------------------------------------
Its:                                             Its:
---------------------------------------------    ---------------------------------------------
                                                 EMPLOYEE
                                                 ---------------------------------------------
                                                 Name:

                                                                      APPENDIX F

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT (the "Agreement"), dated as of January 26, 1997, by and between EndoSonics Corporation, a Delaware corporation ("Acquiror"), and Cardiometrics, Inc., a Delaware corporation ("Target").

     WHEREAS, concurrently with the execution and delivery of this Agreement, Target, Acquiror and River Acquisition Corporation, a Delaware corporation ("Sub"), are entering into an Agreement and Plan of Reorganization, dated as of the date hereof (the "Reorganization Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Target (the "Merger"), with Target continuing as the surviving corporation; and

     WHEREAS, as a condition and inducement to Acquiror's willingness to enter into the Reorganization Agreement, Acquiror has required that Target agree, and Target has so agreed, to grant to Acquiror an option with respect to certain shares of Target's common stock on the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Reorganization Agreement, the parties hereto agree as follows:

     1. Grant of Option. Target hereby grants Acquiror an irrevocable option (the "Target Option") to purchase up to 1,379,717 shares (the "Target Shares") of common stock, par value $0.01 per share, of Target (the "Target Common Stock") in the manner set forth below at a price (the "Exercise Price") of $9.00 per Target Share, payable in cash, or at Acquiror's option, Target shall loan Acquiror the Exercise Price (less the par value of the shares issued upon exercise, such par value to be paid in cash), pursuant to an interest free one-year term loan (the "Note"). Capitalized terms used herein but not defined herein shall have the meanings set forth in the Reorganization Agreement.

     2. Exercise of Option. The Target Option may be exercised by Acquiror, in whole or in part at any time or from time to time after the occurrence of any of the events described in Section 7.3(b) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event is consummated. In the event Acquiror wishes to exercise the Target Option, Acquiror shall deliver to Target a written notice (an "Exercise Notice") specifying the total number of Target Shares it wishes to purchase. The closing of the purchase of Target Shares (the "Closing") shall occur at a place, on a date and at a time designated by Acquiror in an Exercise Notice delivered at least two business days prior to the date of the Closing. The Target Option shall terminate upon the earlier of: (i) the Effective Time;
(ii) the termination of the Reorganization Agreement pursuant to Section 7.1 thereof (other than a termination in connection with which Acquiror is entitled to any payments as specified in Sections 7.3(b)thereof); or (iii) 180 days following any termination of the Reorganization Agreement in connection with which Acquiror is entitled to a payment as specified in Section 7.3(b)thereof (or if, at the expiration of such 180-day period, the Target Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal), but in no event under this clause (iii) later than March 31, 1998. Notwithstanding the foregoing, (i) the Target Option may not be exercised if Acquiror is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or in the Reorganization Agreement; and (ii) in the event Acquiror receives more than the Exercise Price multiplied by the number of Target Shares purchased by Acquiror pursuant to the Target Option, in connection with sales or other dispositions of the Target Shares, all proceeds in excess of such amount shall be remitted to Target.

     3. Conditions to Closing. The obligation of Target to issue the Target Shares to Acquiror hereunder is subject to the conditions that (i) all waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder ("HSR Act"), applicable to the issuance of the Target Shares hereunder shall have expired or have been terminated; (ii) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Target Shares hereunder shall have been obtained or made, as the case may be; and (iii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect.

     4. Closing. At the Closing, (a) Target will deliver to Acquiror a single certificate in definitive form representing the number of Target Shares designated by Acquiror in its Exercise Notice, such certificate to be registered in the name of Acquiror and to bear the legend set forth in Section 13, and (b) Acquiror will deliver to Target the aggregate price for the Target Shares so designated and being purchased by wire transfer of immediately available funds or certified check or bank check.

     5. Representations and Warranties of Target. Target represents and warrants to Acquiror that (a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement by Target and the consummation by Target of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target and no other corporate proceedings on the part of Target are necessary to authorize this Agreement or any of the transactions contemplated hereby, (c) this Agreement has been duly executed and delivered by Target and constitutes a valid and binding obligation of Target, and, assuming this Agreement constitutes a valid and binding obligation of Acquiror, is enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity, (d) Target has taken all necessary corporate action to authorize and reserve for issuance and to permit it to issue, upon exercise of the Target Option, and at all times from the date hereof through the expiration of the Target Option will have reserved, 1,379,717 unissued Target Shares, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable,
(e) upon delivery of the Target Shares to Acquiror upon the exercise of the Target Option, Acquiror will acquire the Target Shares free and clear of all claims, liens, charges, encumbrances and security interests of any nature whatsoever, except as provided for in the Note, (f) except as described in the Reorganization Agreement, and except as may be required under the Securities Act of 1933, as amended (the "Securities Act"), the execution and delivery of this Agreement by Target does not, and the performance of this Agreement by Target will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets pursuant to (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation")
(A) any provision of the Certificate of Incorporation, as amended, or By-laws, as amended, of Target or (B) any provisions of any material mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise, or license required to be filed with the Target SEC Documents or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or its properties or assets, which Violation, in the case of each of clauses (B) and (C), would have a Material Adverse Effect on Target and (g) except as described in the Reorganization Agreement, the execution and delivery of this Agreement by Target does not, and the performance of this Agreement by Target will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority.

     6. Representations and Warranties of Acquiror. Acquiror represents and warrants to Target that (a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement by Acquiror and the consummation by Acquiror of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and no other corporate proceedings on the part of Acquiror are necessary to authorize this Agreement or any of the transactions contemplated hereby,

(c) this Agreement has been duly executed and delivered by Acquiror and constitutes a valid and binding obligation of Acquiror, and, assuming this Agreement constitutes a valid and binding obligation of Target, is enforceable against Acquiror in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity, (d) except as described in
Section 3.3 of the Reorganization Agreement, the execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, result in any Violation pursuant to, (A) any provision of the Certificate of Incorporation or By-laws of Acquiror, (B) any provisions of any material mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise, or license or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or its properties or assets, which Violation, in the case of each of clauses (B) and
(C), would have a Material Adverse Effect on Acquiror, (e) except as described in Section 3.3 of the Reorganization Agreement and Section 3(i) of this Agreement, and except as may be required under the Securities Act, the execution and delivery of this Agreement by Acquiror does not, and the performance of this Agreement by Acquiror will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority and (f) any Target Shares acquired upon exercise of the Target Option will not be, and the Target Option is not being, acquired by Acquiror with a view to the public distribution thereof.

     7. Certain Repurchases.

          (a) Put and Call. At any time during which the Target Option is exercisable pursuant to Section 2 hereof (the "Repurchase Period"), upon demand by Acquiror, Acquiror shall have the right to sell to Target (or any successor entity thereof) and Target (or such successor entity) shall be obligated to repurchase from Acquiror (the "Put"), and upon demand by Target, subject to Section 7(c) hereof, Target (or any successor entity thereof) shall have the right to repurchase from Acquiror and Acquiror shall be obligated to sell to Target (or such successor entity) (the "Call"), all or any portion of the Target Option, at the price set forth in subparagraph (i) below, or, at any time prior to March 31, 1998 all or any portion of the Target Shares purchased by Acquiror pursuant thereto, at a price set forth in subparagraph (ii) below:

             (i) the difference between the "Market/Tender Offer Price" for shares of Target Common Stock as of the date (the "Notice Date") notice of exercise of the Put or Call, as the case may be, is given to the other party (defined as the higher of (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Takeover Proposal (as defined in the Reorganization Agreement) which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") or (B) the average of the closing prices of shares of Target Common Stock on the Nasdaq National Market for the ten trading days immediately preceding the Notice Date, (the "Market Price")), and the Exercise Price, multiplied by the number of Target Shares purchasable pursuant to the Target Option (or portion thereof with respect to which Acquiror or Target is exercising its rights under this Section 7), but only if the Market/Tender Offer Price is greater than the Exercise Price;

             (ii) the Exercise Price paid by Acquiror for the Target Shares acquired pursuant to the Target Option plus the difference between the Market/Tender Offer Price and the Exercise Price, but only if the Market/Tender Offer Price is greater than the Exercise Price, multiplied by the number of Target Shares so purchased;

             (iii) provided further that in no event shall the Acquiror receive any proceeds pursuant to Section 7(a)(i) and provided further that in no event shall the proceeds payable to Acquiror pursuant to Section 7(a)(ii) above exceed the Exercise Price multiplied by the number of Target Shares purchased. For purposes of clauses (i) and (ii) of this
        Section 7(a), the Tender Price shall be the highest price per share offered pursuant to a tender or exchange offer or other Takeover Proposal during the Repurchase Period.

          (b) Payment and Redelivery of Target Option or Shares. In the event Acquiror or Target exercises its rights under this Section 7, Target shall, within ten business days of the Notice Date, pay the required amount to Acquiror in immediately available funds and Acquiror shall surrender to Target the Target Option or the certificates evidencing the Target Shares purchased by Acquiror pursuant thereto, and Acquiror shall warrant that it owns such shares and that such shares are then free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever.

          (c) Limitation on Call. The Call shall not be exercisable by Target (or any successor entity thereof) unless substantially concurrently therewith Target has consummated the transaction contemplated by a Takeover Proposal or the stockholders of Target have transferred their shares of Target Common Stock pursuant to a tender or exchange offer or other Takeover Proposal.

     8. Voting of Shares. Following the date hereof and prior to the Expiration Date (as defined in Section 9 (b)hereof), Acquiror shall vote any shares of Target Common Stock acquired pursuant to this Agreement ("Restricted Shares") on each matter submitted to a vote of stockholders of Target for and against such matter in the same proportion as the vote of all other stockholders of Target are voted (whether by proxy or otherwise) for and against such matter.

     9. Restrictions on Certain Actions.

          (a) Restrictions. Other than pursuant to the Reorganization Agreement, following the date hereof and prior to the Expiration Date, without the prior written consent of Target, Acquiror shall not, nor shall Acquiror permit its affiliates to, directly or indirectly, alone or in concert or conjunction with any other Person or Group (as defined in Section 9(b)), (i) in any manner acquire, agree to acquire or make any proposal to acquire, any securities of, equity interest in, or any material property of, Target (other than pursuant to this Agreement or the Reorganization Agreement), (ii) except at the specific written request of Target, propose to enter into any merger or business combination involving Target or to purchase a material portion of the assets of Target, (iii) make or in any way participate in any "solicitation" of "proxies" (as such terms are used in Regulation 14A promulgated under the Exchange Act) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of Target, (iv) form, join or in any way participate in a Group with respect to any voting securities of Target, (v) seek to control or influence the management, Board of Directors or policies of Target, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, (vii) advise, assist or encourage any other Person in connection with the foregoing or (viii) request Target (or its directors, officers, employees or agents) to amend or waive any provisions of this
     Section 9, or take any action which may require Target to make a public announcement regarding the possibility of a business combination or merger with such party. Target shall not adopt any Rights Agreement in any manner which would cause Acquiror, if Acquiror has complied with its obligations under this Agreement, to become an "Acquiring Person" under such Rights Agreement solely by reason of the beneficial ownership of the shares purchasable hereunder.

          (b) Certain Definitions. For purposes of this Agreement, (i) the term "Person" shall mean any corporation, partnership, individual, trust, unincorporated association or other entity or Group (within the meaning of Section 13(d)(3) of the Exchange Act), (ii) the term "Expiration Date" with respect to any obligation or restriction imposed on one party shall mean the earlier to occur of (A) the third anniversary of the date hereof or (B) such time as the other party shall have suffered a Change of Control and
     (iii) a "Change of Control" with respect to one party shall be deemed to have occurred whenever (A) there shall be consummated (1) any consolidation or merger of such party in which such party is not the continuing or surviving corporation, or pursuant to which shares of such party's common stock would be converted in whole or in part into cash, other securities or other property, other than a merger of such person in which the holders of such party's common stock immediately prior to the merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (2) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all the assets of such party, or (B) the stockholders of such party shall approve any plan or proposal for the liquidation or dissolution of such party, or (C) any party, other than such party or a subsidiary thereof or any employee benefit plan sponsored by such party or a subsidiary thereof or a corporation owned, directly or indirectly, by the stockholders of such party in substantially the same proportions as their ownership of stock of such party, shall become the beneficial owner of securities of such party representing 20% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliates would beneficially own securities representing 20% or more, of the combined voting power of then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise; provided, however, that a Change in Control shall not be deemed to include the acquisition by any party of securities representing 20% or more of Target if such party has acquired such securities not with the purpose nor with the effect of changing or influencing the control of Target, nor in connection with or as a participant in any transaction having such purpose or effect, including without limitation not in connection with such party (i) making any public announcement with respect to the voting of such shares at any meeting to consider any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving Target, (ii) making, or in any way participating in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any voting securities of Target (including, without limitation, any such solicitation subject to Rule 14a-11 under the Exchange Act) or seeking to advise or influence any party with respect to the voting of any voting securities of Target, directly or indirectly, relating to a merger or other business combination involving Target or the sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of Target, (iii) forming, joining or in any way participating in any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Target, directly or indirectly, relating to a merger or other business combination involving Target or the sale or transfer of any material assets (excluding the sale or disposition of assets in the ordinary course of business) of Target, or
     (iv) otherwise acting, alone or in concert with others, to seek control of Target or to seek to control or influence the management or policies of Target, or (D) at any time during the period commencing on the date of this Agreement and ending on the Expiration Date, individuals who at the date hereof constituted the Board of Directors of such party shall cease for any reason to constitute at least a majority thereof, unless the election or the nomination for election by such party's stockholders of each new director during the period commencing on the date of this Agreement and ending on the Expiration Date was approved by a vote of at least two-thirds of the directors then still in office who were directors at the date hereof, or (E) any other event shall occur with respect to such party that would be required to be reported in response to Item 6(e) (or any successor provision) of Schedule 14A of Regulation 14A promulgated under the Exchange Act.

     10. Restrictions on Transfer.

          (a) Restrictions on Transfer. Prior to the Expiration Date, Acquiror shall not, directly or indirectly, by operation of law or otherwise, sell, assign, pledge, or otherwise dispose of or transfer any Restricted Shares beneficially owned by Acquiror, other than (i) pursuant to Section 7, or
     (ii) in accordance with Section 10(b).

          (b) Permitted Sales. Following the termination of the Reorganization Agreement, Acquiror shall be permitted to sell any Restricted Shares beneficially owned by it if such sale is made pursuant to a tender or exchange offer that has been approved or recommended, or otherwise determined to be fair and in the best interests of the stockholders of Target, by a majority of the members of the Board of Directors of Target (which majority shall include a majority of directors who were directors prior to the announcement of such tender or exchange offer).

     11. Adjustment Upon Changes in Capitalization. In the event of any change in Target Common Stock by reason of stock dividends, splitups, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Target Option, and the purchase price per share provided in Section 1, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Acquiror shall receive, upon exercise of the Target Option, the number and class of shares or other securities or property that Acquiror would have received in respect of the Target Common Stock if the Target Option had been exercised immediately prior to such event or the record date therefor, as applicable.

     12. Restrictive Legends. Each certificate representing shares of Target Common Stock issued to Acquiror hereunder shall include a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF JANUARY 26, 1997, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

     13. Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided for in this Agreement, neither this agreement nor the rights or the obligations of either party hereto are assignable or transferable, except by operation of law or with the written consent of the other party. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement.

     14. Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action should be brought in equity to enforce the provisions of this Agreement, neither party will allege, and each party hereby waives the defense, that there is adequate remedy at law.

     15. Entire Agreement. This Agreement and the Reorganization Agreement (including the Target Disclosure Schedule and the Acquiror Disclosure Schedule relating thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

     16. Further Assurance. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     17. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any court or other competent authority holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith the execution and delivery of an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith, or not take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or to any other remedy, including but not limited to money damages, for breach hereof or of any other provision of this Agreement or part hereof as the result of such holding or order.

     18. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder.

          (a) if to Acquiror or Merger Sub, to:

           EndoSonics Corporation
           2870 Kilgore Road
           Rancho Cordova, CA 95670
           Attention: President
           Facsimile No.: 916-638-8112
           Telephone No.: 916-638-8008

           with a copy to:

           Brobeck, Phleger & Harrison LLP
           2200 Geng Road
           Two Embarcadero Place
           Palo Alto, CA 94303
           Attention: Edward M. Leonard, Esq.
           Facsimile No.: (415) 496-2885
           Telephone No.: (415) 424-0160

          (b) if to Target, to:

           Cardiometrics, Inc.
           645 Clyde Avenue
           Mountain View, CA 94043
           Attention: President
           Facsimile No.: 415-961-8753
           Telephone No.: 415-961-6993

           with a copy to:

           Gunderson Dettmer Stough Villeneuve
           Franklin & Hachigian LLP
           155 Constitution Drive
           Menlo Park, CA 94025
           Attention: David T. Young, Esq.
           Facsimile No.: (415) 321-2800
           Telephone No.: (415) 321-2400

     19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State without regard to any applicable conflicts of law rules.

     20. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

     22. Expenses. Except as otherwise expressly provided herein or in the Reorganization Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     23. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          ACQUIROR

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                          TARGET

                                          By:
                                          --------------------------------------

                                          Name:
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                   [SIGNATURE PAGE TO STOCK OPTION AGREEMENT]

                                                                  APPENDIX G

                                1,488,528 SHARES
                         CARDIOVASCULAR DYNAMICS, INC.
                                  COMMON STOCK
                            ------------------------
     This Prospectus relates to the public offering, which is not being underwritten, of 1,488,528 shares of Common Stock, $.001 par value per share (the "Shares"), of CardioVascular Dynamics, Inc. ("CVD," the "Company" or the "Registrant"). All of the Shares were originally issued by the Company to Endosonics Corporation ("EndoSonics") in connection with the acquisition by EndoSonics of all of the outstanding capital stock of the Company pursuant to an Agreement and Plan of Reorganization between EndoSonics and the Company dated June 9, 1993, and in connection with the acquisition by EndoSonics of 400,000 shares of the Company's Series B Preferred Stock on March 29, 1996, which converted into 800,000 shares of Common Stock upon the consummation of the Company's initial public offering. The Shares are being registered by the Company pursuant to a registration rights agreement by and between the Company and EndoSonics entered into in connection with the acquisition of Cardiometrics, Inc. ("Cardiometrics") by EndoSonics pursuant to an Agreement and Plan of Reorganization, dated as of January 26, 1997, as subsequently amended, among EndoSonics, River Acquisition Corporation, a wholly-owned subsidiary of EndoSonics, and Cardiometrics. All 1,488,528 of the Shares may be distributed by Endosonics directly to the former stockholders, warrantholders and optionholders of Cardiometrics in connection with the acquisition. The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof. See "Prospectus Summary -- The Merger."

     After the distribution hereunder, EndoSonics is expected to own approximately 28% of the Company's outstanding Common Stock.

     The Company will not receive any of the proceeds from the transfer or sale of the Shares. The Company shall not bear any expenses in connection with the registration of the Shares being distributed by EndoSonics; such expenses shall be paid by EndoSonics.

     As of the date of this Prospectus, stockholders holding approximately 4,686,000 shares have certain registration rights with respect to such shares.

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CCVD." On June 11, 1997 the average of the high and low price for the Common Stock was $8.25.

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                       SEE "RISK FACTORS" ON PAGES 7-14.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 13, 1997

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company, EndoSonics or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

     Bullett is a registered trademark of CardioVascular Dynamics, Inc. Trademark applications are pending for the CVD logo, FACT, CAT, ARC, Focus, LYNX and Periflow. All other trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 75 Park Place, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market, and such material may also be inspected at the offices of Nasdaq Operations, 1735 K Street N.W. Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those described in the forward-looking statements. Investors should carefully consider the information under the heading "Risk Factors" in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

                                  THE COMPANY

     CardioVascular Dynamics, Inc. ("CVD" or the "Company") designs, develops, manufactures and markets catheters used to treat certain vascular diseases. The Company's catheters are used in conjunction with angioplasty and other interventional procedures such as vascular stenting and drug delivery. The Company's proprietary Focus and Multiple Microporous Membrane ("M(3)") technologies enable physicians to deliver therapeutic radial force, stents, drugs or contrast media accurately and effectively to the treatment site, and also allow the perfusion of blood during an interventional procedure. The Company believes that the combination of these technologies on a multiple-purpose catheter enables physicians to effectively perform challenging interventional procedures, resulting in improved treatment outcomes and lower costs. The Company has eleven issued U.S. patents covering certain aspects of its catheter technologies.

     Cardiovascular disease, the leading cause of death in the United States, is caused principally by atherosclerosis. Atherosclerosis is a progressive and degenerative vascular disease in which cholesterol and other fatty materials are deposited on the walls of blood vessels, forming a build-up known as plaque. Treatments for atherosclerosis include drug therapy and open-heart bypass surgery. In addition, cardiologists are increasingly utilizing minimally invasive catheter-based treatments such as balloon angioplasty, atherectomy and laser angioplasty to treat atherosclerosis.

     Although catheter-based interventional therapies are generally successful in initially increasing blood flow, studies indicate that after a traditional coronary balloon angioplasty up to 50% of treated patients experience restenosis (generally defined as a 50% or greater reduction in the lumen, or interior, diameter of the treated vessel at the lesion site). In addition, studies show that 5% to 8% of elective coronary balloon angioplasty patients may experience acute reclosure of the treated vessel. Acute reclosure is an increase in the severity of the vessel closure accompanied by a reduction in blood flow within the vessel as a consequence of the intervention which occurs within 24 hours of the procedure. A study has also indicated that angioplasty of chronic total occlusions represents 10% to 20% of all coronary angioplasty procedures. A chronic total occlusion is a complete blockage of the vessel preventing blood flow beyond the lesion site. The Company believes that these challenges are inadequately addressed with existing, single function, uniform diameter angioplasty balloons. However, while the Company believes that its products address certain disadvantages of existing catheter technology, limitations remain in the use of balloon angioplasty to treat atherosclerosis. The Company's products may not be suitable for the treatment of all forms of atherosclerosis. For example, in many cases the existence of a total occlusion limits treatment options to bypass surgery.

     CVD has utilized its core proprietary technologies to develop catheters that provide clinical and cost benefits in the treatment of vascular diseases. The Company's catheters are designed to address three principal challenges facing cardiologists: restenosis of a treated vessel, chronic total occlusions and acute reclosure of a vessel during or soon after a procedure. The Company's patented Focus technology combines compliant and non-compliant balloon materials on a single catheter, creating an angioplasty balloon that has an adjustable, larger center diameter with fixed, smaller diameters at each end. These characteristics allow a single balloon to expand to multiple diameters, enabling the physician to perform interventional procedures in vessels of varying diameters and anatomical locations. The Company's proprietary M(3) technology combines multiple membranes of polymeric balloon material to form a single balloon that enables the accurate delivery of drugs or contrast agents to the lesion or thrombus site. The M(3) technology can also be utilized to provide perfusion of blood during an interventional procedure. The Company believes that the Focus and M(3) technologies may enable physicians to cost-effectively treat vascular diseases by reducing the cost of those procedures which require more than one catheter.

                                   THE MERGER

     On January 26, 1997, EndoSonics and Cardiometrics entered into an agreement which would result in the acquisition of Cardiometrics by EndoSonics through the merger (the "Merger") of River Acquisition Corporation ("Merger Sub"), a wholly-owned subsidiary of EndoSonics, with and into Cardiometrics.

     The Merger is subject to the terms and conditions of an Agreement and Plan of Reorganization, dated as of January 26, 1997, as subsequently amended (the "Reorganization Agreement"), among Endosonics, Merger Sub and Cardiometrics. In the Merger, Merger Sub will be merged with and into Cardiometrics; Cardiometrics will be the surviving corporation and will become a wholly-owned subsidiary of EndoSonics. Pursuant to the Merger, each outstanding share of the Common Stock of Cardiometrics ("Cardiometrics Common Stock") will be converted, without any action on the part of the holder thereof, into the right to receive the following (the "Merger Consideration"): (i) .35 shares of EndoSonics Common Stock; (ii) $3.00 in cash; and (iii) at least .1364 but no more than .19 shares of CVD Common Stock (adjusted as set forth in the following sentence, the "CVD Exchange Ratio"). If, based on the average closing prices of EndoSonics Common Stock and CVD Common Stock for the ten trading days immediately preceding (and including) the third trading day prior to the special meeting of Cardiometrics' stockholders to approve the Merger and using a CVD Exchange Ratio of .1364, the Merger Consideration would be less than $8.00, the CVD Exchange Ratio will be increased from .1364 such that the Merger Consideration shall equal $8.00, but in no event shall the CVD Exchange Ratio exceed .19. Each outstanding option to purchase shares of Cardiometrics Common Stock (a "Cardiometrics Option") will, pursuant to its terms, accelerate immediately prior to the consummation of the Merger and become fully exercisable for all the shares of Cardiometrics Common Stock at the time subject to that option. Upon the consummation of the Merger, each Cardiometrics Option and each outstanding warrant to purchase shares of Cardiometrics Common Stock (a "Cardiometrics Warrant") will be assumed in part by EndoSonics and converted into an option or warrant, as applicable, to purchase 0.35 shares of EndoSonics Common Stock for each share of Cardiometrics Common Stock subject to that option or warrant, as applicable, immediately prior to the Merger, and the exercise price per share payable under the assumed option or warrant, as applicable, will be appropriately adjusted to reflect such conversion ratio. The balance of each Cardiometrics Option and Cardiometrics Warrant will be converted into the right to receive a payment from EndoSonics, to be made in cash and shares of CVD Common Stock, equal in value to (i) the portion of the Merger Consideration paid in cash and shares of CVD Common Stock per outstanding share of Cardiometrics Common Stock multiplied by the number of shares of Cardiometrics Common Stock subject to the option or warrant, as applicable, immediately prior to the Merger, less (ii) the difference between the aggregate exercise price in effect for that option or warrant, as applicable, immediately prior to the Merger and the aggregate exercise price in effect for that option or warrant, as applicable, immediately after the partial assumption by EndoSonics. Cardiometrics stockholders will receive cash in lieu of fractional shares of EndoSonics Common Stock and CVD Common Stock.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby is subject to numerous risks. The Company has a history of operating losses, expects to continue to incur operating losses and may require additional funding. The Company is dependent upon the development, manufacture and introduction of new products in an industry characterized by rapid technological change, and its products are subject to the risk of obsolescence. CVD has limited sales to date and there can be no assurance that the Company's products will achieve market acceptance. In addition, CVD has experienced and expects to continue to experience significant fluctuations in quarterly operating results. CVD's stock price has been volatile and the distribution of CVD Common Stock by EndoSonics in connection with the Merger could adversely affect the market price of the CVD Common Stock. There can be no assurance that the Company's intellectual property will provide competitive advantages or that the Company's products do not infringe the intellectual property rights of others. The Company's products compete with or will compete with products marketed by a number of other manufacturers, many of whom have established market positions and significantly greater resources than the Company. The Company has very limited experience manufacturing its products and may experience difficulties in manufacturing scale-up. CVD has experienced a period of significant expansion of its operations, and there can be no assurance that it will be able to manage current and future growth. Products offered by the

Company are subject to approval by regulatory authorities and failure to obtain or maintain such approvals may delay or prevent the introduction or marketing of the Company's products. The Company also has limited marketing and sales resources and depends upon the marketing capabilities of certain strategic partners for the distribution of its products. Other factors to be considered include: dependence upon international sales; limitations on third-party reimbursement; control by existing stockholder and limitations on pooling-of-interests accounting in merger transactions; dependence upon key personnel; potential product liability and limited insurance; shares eligible for future sale and potential adverse effect on market price; effect of certain charter provisions and anti-takeover effects of Certificate of Incorporation, Bylaws and Delaware Law; and absence of dividends. Cardiometrics stockholders should carefully consider the information set forth under the heading "Risk Factors" in addition to the other information contained in this Prospectus before acquiring the Common Stock offered hereby.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               PERIOD FROM                                                   THREE MONTHS
                              MARCH 16, 1992              YEAR ENDED DECEMBER 31,          ENDED MARCH 31,
                          (DATE OF INCEPTION) TO   -------------------------------------   ----------------
                           DECEMBER 31, 1992(1)    1993(1)    1994      1995      1996      1996     1997
                          ----------------------   -------   -------   -------   -------   ------   -------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total revenue............         $   --           $   126   $ 2,389   $ 4,103   $ 8,734   $2,033   $ 3,019
Charge for acquired in-
  process research and
  development(2).........             --             2,001        --       488     2,133       --        --
Loss from operations.....           (323)           (2,878)   (1,022)   (2,976)   (5,998)    (404)   (1,183)
Net loss.................         $ (313)          $(2,849)  $  (971)  $(2,874)  $(4,624)  $ (377)  $  (598)
Net loss per share (pro
  forma through June
  1996)(3)...............                                    $ (0.25)  $ (0.65)  $ (0.65)  $(0.08)  $ (0.07)
Shares used in computing
  net loss per share (pro
  forma through June
  1996)(3)...............                                      3,876     4,441     7,141    4,485     9,081

                                                                         DECEMBER 31,   MARCH 31,
                                                                             1996         1997
                                                                         ------------   ---------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..............................................    $ 17,192     $  16,971
Marketable securities available-for-sale...............................      25,733        23,808
Working capital........................................................      46,142        45,555
Total assets...........................................................      50,084        49,791
Accumulated deficit....................................................     (11,049)      (11,647)
Total stockholders' equity.............................................      47,623        47,280

---------------

(1) The period from March 16, 1992 (inception) to December 31, 1992 and the period from January 1, 1993 to June 9, 1993 reflect the operations of the predecessor to the Company. See Note 1 to Consolidated Financial Statements.

(2) The charge for acquired in-process research and development reflects a change in the basis of the Company's assets and liabilities as a result of the acquisition by EndoSonics which has been allocated to the Company for the years ended December 31, 1993 and 1995 and the excess of the purchase price for Intraluminal Devices, Inc. and the associated acquisition expenses over the fair market value of the assets acquired for the year ended December 31, 1996. See Note 1 and 2 of Notes to Consolidated Financial Statements.

(3) See Note 1 of Notes to Consolidated Financial Statements for information regarding the calculation of net loss per share.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should consider carefully the following risk factors in addition to the other information presented in this Prospectus. This Prospectus contains forward looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those described in the forward-looking statements. Investors should carefully consider the following risk factors in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

     History of Operating Losses; Anticipated Future Losses; Future Capital Requirements. The Company was founded in 1992 and has experienced annual operating losses since its inception. Its net loss was $1.0 million, $2.9 million and $4.6 million in 1994, 1995 and 1996, respectively. The Company's accumulated deficit at March 31, 1997 was approximately $11.6 million. The Company expects to continue to incur operating losses through at least 1997 and there can be no assurance that the Company will ever be able to achieve or sustain profitability in the future. The Company expects to incur substantially increased costs related to, among other things, clinical testing, product development, manufacturing scale-up and sales and marketing activities. The Company anticipates that its existing capital resources will be sufficient to fund its operations through 1997. The Company's future capital requirements will depend on many factors, including its research and development programs, the scope and results of clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property, the status of competitive products, the establishment and scale-up of manufacturing capacity, the establishment of sales and marketing capabilities, the establishment of collaborative relationships with other parties and costs related to the acquisition of new technologies and product development. The Company may require additional funds to finance these activities and for working capital requirements. The Company may seek such funds through financings, including private or public equity or debt offerings and collaborative arrangements with corporate partners. There can be no assurance that funds will be raised on favorable terms, if at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain technologies, product candidates or products that the Company would not otherwise relinquish. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence Upon New Products; Rapid Technological Change; Risk of Obsolescence. The medical device industry generally, and the interventional catheter market in particular, are characterized by rapid technological change, changing customer needs, and frequent new product introductions. As a result, the useful lives of both the technology and products for the treatment of cardiovascular and peripheral vascular diseases are limited, in some instances to as little as twelve months. The Company's future success will depend upon its ability to develop, manufacture and introduce new products that address the needs of its customers. There can be no assurance that the Company will be successful in developing and marketing new products that achieve market acceptance or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products. In addition, there can be no assurance that the Company's existing products will not be rendered obsolete as a result of technological developments or that the products that the Company has under development will not be rendered obsolete prior to the introduction of such products. See "Business -- Products."

     Limited Sales to Date; Uncertainty of Market Acceptance. The Company's catheters are used in conjunction with angioplasty and other intravascular procedures such as vascular stenting and drug delivery. Although the Company has received regulatory clearance for a total of fifty-two products, only twenty-nine of such products have been marketed. Of those products which have been marketed, many have been marketed only in limited quantities or in certain markets, or are allowed to be marketed only in certain countries. In addition, while interventional catheters are widely used technologies, the Company's catheter designs are relatively new. The commercial success of the Company's products will depend upon their acceptance by the medical community as useful, cost-effective components of interventional cardiovascular and peripheral vascular procedures, including the acceptance by the medical community of stents and the availability and acceptance of therapeutic drugs for use in interventional procedures. The Company currently relies upon

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relationships with certain prominent doctors and researchers in the medical community to promote the uses and acceptance of its approved products. There can be no assurance that the Company will be able to maintain such relationships or establish additional relationships in the future. The erosion or loss of any such relationship could detrimentally affect the market acceptance of the Company's products. Failure of the Company's products to achieve such market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products."

     Fluctuations in Quarterly Operating Results. CVD's results of operations have varied significantly from quarter to quarter. The Company has experienced an operating loss for each of the last five years. Quarterly operating results will depend upon several factors, including the timing and amount of expenses associated with expanding the Company's operations, the conduct of clinical trials and the timing of regulatory approvals, new product introductions both in the United States and internationally, the mix between pilot production of new products and full-scale manufacturing of existing products, the mix between domestic and export sales, variations in foreign exchange rates, changes in third-party payors' reimbursement policies and healthcare reform. The Company does not operate with a significant backlog of customer orders, and therefore revenues in any quarter are significantly dependent on orders received within that quarter. In addition, the Company cannot predict ordering rates by distributors, some of whom place infrequent stocking orders. The Company's expenses are relatively fixed and difficult to adjust in response to fluctuating revenues. As a result of these and other factors, the Company expects to continue to experience significant fluctuations in quarterly operating results, and there can be no assurance that the Company will be able to achieve or maintain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Volatility of Stock Price; Effect of Distribution by EndoSonics. The distribution of the Company's Common Stock hereunder by EndoSonics could adversely affect the market price of the Common Stock. Since the Company's initial public offering in June 1996, the price of the Company's Common Stock has fluctuated significantly. The Company believes that factors such as the distribution by Endosonics of a large number of shares of Common Stock, variations in quarterly results of operations, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory action, any future litigation involving the Company, other developments or disputes with respect to proprietary rights, general trends in the industry and overall market conditions, and other factors, could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for small capitalization stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's Common Stock.

     Reliance on Patents and Proprietary Technology; Risk of Patent Infringement. While the Company owns certain issued and allowed U.S. patents and has additional U.S. and foreign patent applications pending, there can be no assurance that the Company's patent applications will issue as patents or that any issued patents will provide competitive advantages for the Company's products or will not be successfully challenged or circumvented by its competitors. The interventional cardiovascular and peripheral vascular markets in general and the market for balloon angioplasty catheters (including the type of catheters offered by CVD) in particular has been characterized by substantial litigation regarding patent and other intellectual property rights. There can be no assurance that the Company's products do not infringe such patents or rights. During 1996, the Company received a notice of potential trademark infringement regarding the Company's use of the term "focal" in connection with the Company's balloon angioplasty technology and entered into an agreement which prohibits the Company from using this term. The Company has since ceased any use thereof. In the event that any parties assert claims against the Company for patent infringement and such patents are upheld as valid and enforceable, the Company could be prevented from utilizing the subject matter claimed in such patents, or would be required to obtain licenses from the owners of any such patents or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be so on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. In addition, foreign intellectual property laws may not provide protection commensurate with that provided by U.S. intellectual property laws, and there can be no assurance that foreign intellectual property laws will adequately protect the Company's

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intellectual property rights abroad. The Company also relies on trade secrets and proprietary technology and enters into confidentiality and non-disclosure agreements with its employees, consultants and advisors. There can be no assurance that the confidentiality of such trade secrets or proprietary information will be maintained by employees, consultants, advisors or others, or that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors in such a manner that the Company has no practical recourse. Litigation may be necessary to defend against claims of infringement or invalidity, to enforce patents issued to the Company or to protect trade secrets, and there can be no assurance that any such litigation would be successful. Any litigation could result in substantial costs to, and diversion of resources by, the Company and its officers, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Information."

     Significant Competition. Competition in the market for devices used in the treatment of cardiovascular and peripheral vascular disease is intense, and is expected to increase. The interventional cardiology market is characterized by rapid technological innovation and change, and the Company's products could be rendered obsolete as a result of future innovations. The Company's catheters and other products under development compete or will compete with products marketed by a number of manufacturers, including Advanced Cardiovascular Systems, Inc., a subsidiary of Guidant Corporation ("ACS"), SCIMED Life Systems, Inc., a subsidiary of Boston Scientific Corporation ("SCIMED"), Johnson & Johnson Interventional Systems ("JJIS") and Cordis Corporation, subsidiaries of Johnson & Johnson, Medtronic, Inc., C.R. Bard, Inc. and Schneider USA, a subsidiary of Pfizer, Inc. Such companies have significantly greater financial, management and other resources, established market positions, and significantly larger sales and marketing organizations than does the Company. The Company also faces competition from manufacturers of other catheter-based devices, vascular stents and pharmaceutical products intended to treat vascular disease. In addition, the Company believes that many of the customers and potential customers of the Company's products prefer to purchase catheter products from a single source. Accordingly, many of the Company's competitors, because of their size and range of product offerings, have a competitive advantage over the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies or products that are more clinically effective or cost effective than any that are being marketed or developed by the Company, or that such competitors will not succeed in obtaining regulatory approval for introducing or commercializing any such products prior to the Company. See "Business -- Competition."

     Limited Manufacturing Experience. The Company's success will depend in part on its ability to manufacture its products in compliance with ISO 9001, the FDA's Good Manufacturing Practices ("GMP") regulations, California Department of Health Services ("CDHS") licensing and other regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. The Company began manufacturing certain of its products at its facilities in July 1995. The Company also introduced a significant number of new products in 1996. Accordingly, the Company has very limited experience in manufacturing its products. In addition, on July 15, 1996, the Company entered into co-distribution agreements with Medtronic, Inc. ("Medtronic") which granted Medtronic certain non-exclusive rights to distribute the Company's FACT, CAT and ARC catheters. Under the terms of these agreements, if the Company is unable to meet its delivery obligations with respect to the purchased catheters, up to 60% of the Company's manufacturing capacity will be devoted to manufacturing such catheters for Medtronic. The Company has undergone and expects to continue to undergo regular GMP inspections in connection with the manufacture of its products at the Company's facilities. The Company's success will depend, among other things, on its ability to efficiently manage the simultaneous manufacture of different products and to integrate the manufacture of new products with existing products. There can be no assurance that the Company will not encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. The Company's failure to successfully commence the manufacturing of these new products, or to increase production volumes of new or existing products in a timely manner, would materially adversely affect the Company's business, financial condition and results of operations. Failure to increase production volumes in a timely or cost-effective manner or to achieve or maintain compliance with ISO 9001, GMP regulations, CDHS licensing or other regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

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     The Company purchases many standard and custom built components from independent suppliers and subcontracts certain manufacturing processes from independent vendors. Most of these components and processes are available from more than one vendor. However, certain manufacturing processes are currently performed by single vendors. An interruption of performance by any of these vendors could have a material adverse effect on the Company's ability to manufacture its products until a new source of supply was qualified and, as a result, could have an adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing" and "Business -- Government Regulation."

     Potential Inability to Manage Growth. Prior to June 1996, the Company relied on EndoSonics to perform certain activities on its behalf, including manufacturing, financial, regulatory and administrative functions. Since July 1995, CVD has conducted its manufacturing operations at its facilities in Irvine and also currently performs the financial, regulatory and administrative functions previously performed by EndoSonics. Accordingly, the Company has experienced a period of significant expansion of its operations that has placed a significant strain upon its management systems and resources. The Company has recently implemented a number of new financial and management controls, reporting systems and procedures. In addition, the Company has recently hired a significant number of employees and plans to further increase its total head count. The Company also plans to expand the geographic scope of its customer base and operations. This expansion has resulted and will continue to result in substantial demands on the Company's management resources. The Company's ability to manage future expansion of its operations will require the Company to continue to improve its financial and management controls, reporting systems and procedures on a timely basis and to expand, train and manage its employee work force. There can be no assurance that the Company will be able to do so successfully. The failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

     Government Regulation. The manufacturing and marketing of the Company's products are subject to extensive and rigorous government regulation in the United States and in other countries. The Company believes that its success will be significantly dependent upon commercial sales of improved versions of its catheter products. The Company will not be able to market these new products in the United States unless and until the Company obtains approval or clearance from the FDA. Foreign and domestic regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed.

     If a medical device manufacturer can establish that a newly developed device is "substantially equivalent" to a legally marketed Class I or Class II device, or to a Class III device that the FDA has not called for a premarket approval ("PMA"), the manufacturer may seek clearance from the FDA to market the device by filing a premarket notification with the FDA under Section 510(k) of the Federal Food, Drug, and Cosmetic Act ("510(k)"). All of the 510(k) clearances received for the Company's catheters were based on substantial equivalence to legally marketed devices. There can be no assurance that 510(k) clearance for any future product or significant modification of an existing product will be granted or that the process will not be unduly lengthy. In addition, if the FDA has concerns about the safety or effectiveness of any of the Company's products, it could act to withdraw approval or clearances of those products or request that the Company present additional data. Any such actions would have a material adverse effect on the Company's business, financial condition and results of operations.

     If substantial equivalence cannot be established, or if the FDA determines that the device or the particular application for the device requires a more rigorous review to assure safety and effectiveness, the FDA will require that the manufacturer submit a PMA application that must be reviewed and approved by the FDA prior to sales and marketing of the device in the United States. The PMA process is significantly more complex, expensive and time consuming than the 510(k) clearance process and always requires the submission of clinical data. It is expected that certain of the Company's products under development will be subject to this PMA process. The Company currently has a non-exclusive, royalty-free right to submit PMA supplement applications utilizing an EndoSonics PMA as a reference and to manufacture and distribute CVD products as a supplement to the EndoSonics PMA. This agreement may be terminated in the event of breach upon 60 days notice by the non-breaching party, subject to the breaching party's right to cure. In the event of termination, the Company would be prohibited from submitting new PMA supplements referencing the

                                       10

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EndoSonics PMA and would be required to seek independent FDA approval for any such products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also required to register as a medical device manufacturer with the FDA and maintain a license with certain state agencies, such as the CDHS. As such, the Company is inspected on a routine basis by both the FDA and the CDHS for compliance with GMP regulations. These regulations require that the Company manufacture its products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. The Company has also undergone and expects to continue to undergo regular GMP inspections in connection with the manufacture of its products at the Company's facilities. Further, the Company is required to comply with various FDA requirements for labeling. The Medical Device Reporting laws and regulations require that the Company provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications. CVD has received FDA approval to market the FACT and ARC catheters, which utilize the Focus technology, for coronary balloon angioplasty. These catheters are marketed outside the United States for use in stent deployment. However, without specific FDA approval for stent deployment, these catheters may not be marketed by the Company in the United States for such use.

     Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, government regulations may be established in the future that could prevent or delay regulatory clearance or approval of the Company's products. Delays in receipt of clearances or approvals, failure to receive clearances or approvals or the loss of previously received clearances or approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products" and "Business -- Government Regulation."

     International sales of the Company's products are subject to the registration requirements of each country. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. The Company typically relies on its distributors in such foreign countries to obtain the requisite regulatory approvals. There can be no assurance, however, that such approvals will be obtained on a timely basis or at all. In addition, the FDA must approve the export to certain countries of devices that require a PMA but are not yet approved domestically. The European Union has promulgated rules which require that medical products receive by mid-1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Failure to receive the right to affix the CE mark will prevent the Company from selling its products in member countries of the European Union which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Limited Marketing and Sales Resources; Dependence Upon Strategic Relationships. CVD intends to rely primarily on certain strategic relationships, medical device distributors and its direct sales organization to distribute its products. The Company's ability to distribute its products successfully depends in part on the marketing capabilities of its strategic partners. In recent years there has been significant consolidation among medical device suppliers as the major suppliers have attempted to broaden their product lines in order to respond to cost pressures from health care providers. This consolidation has made it increasingly difficult for smaller suppliers, such as the Company, to effectively distribute their products without a relationship with one or more of the major suppliers. The Company is currently marketing certain of its products through licensing agreements with SCIMED and ACS and through co-distribution agreements with Medtronic. In addition,

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Fukuda Denshi Company, Ltd. ("Fukuda") is currently the Company's exclusive distributor in Japan for certain of the Company's products. Fukuda is also responsible for obtaining regulatory approval for the Company's products in Japan. The Company recently informed Fukuda of its decision to terminate the existing Fukuda agreement and does not expect that any obligations will arise as a result of such termination. The Company expects that Fukuda will continue to distribute its products at least through 1997. The Company is currently negotiating with several distributors, including Fukuda, regarding a new distribution agreement for the Japanese market. The Company's revenue from its distributor relationships is dependent upon the efforts made by such parties and there can be no assurance that such efforts will be successful. There can be no assurance that the Company will be able to maintain or expand its relationships with its strategic partners or to replace its strategic partners in the event any such relationship were terminated. In the event of such a termination, the Company's ability to distribute its products would be materially adversely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     CVD currently has a limited marketing and sales staff.The Company intends to expand its direct sales force to market the Company's products expansion. However, there can be no assurance that CVD will successfully expand its direct sales and marketing organization, or that if expanded, such organization will be able to effectively distribute CVD's products. If CVD is unable to achieve distribution of its products through its direct sales organization, the Company's business, financial condition and results of operations would be materially adversely affected.

     The Company also has product development relationships with SCIMED and ACS. SCIMED currently funds certain research and development efforts undertaken by CVD in the area of combined drug delivery and coronary angioplasty. ACS conducts development work on the Company's perfusion technology. If CVD is unable to maintain its relationships with these or future strategic partners its product development efforts could be materially adversely affected, which would materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Marketing and Sales" and "Business -- Strategic Relationships."

     Dependence Upon International Sales. The Company derives, and expects to continue to derive, a significant portion of its revenue from international sales. In 1994, 1995 and 1996, the Company's international sales were $1.0 million, $2.1 million and $3.5 million, respectively, or 83%, 59% and 42%, respectively, of product sales. The Company expects to continue to derive significant revenue from international sales and therefore a significant portion of the Company's revenues will continue to be subject to the risks associated with international sales, including economic or political instability, shipping delays, changes in applicable regulatory policies, inadequate protection of intellectual property, fluctuations in foreign currency exchange rates and various trade restrictions, all of which could have a significant impact on the Company's ability to deliver products on a competitive and timely basis. Future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions, could have an adverse effect on the Company's business, financial condition and results of operation. In foreign countries, the Company's products are subject to governmental review and certification. The regulation of medical devices, particularly in the European Union, continues to expand and there can be no assurance that new laws or regulations will not have an adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Limitations on Third-Party Reimbursement. In the United States, the Company's products are purchased primarily by medical institutions, which then bill various third-party payors, such as Medicare, Medicaid, and other government programs and private insurance plans, for the health care services provided to patients. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse hospitals for medical treatment at a fixed rate based on the diagnosis-related group ("DRG") established by the U.S. Health Care Financing Administration ("HCFA"). The fixed rate of reimbursement is based on the procedure performed, and is unrelated to the specific devices used in that procedure. If a procedure is not covered by a DRG, payors may deny reimbursement. In addition, some payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication. Reimbursement of

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interventional procedures utilizing the Company's products is currently covered under a DRG. There can be no assurance that reimbursement for such procedures will continue to be available, or that future reimbursement policies of payors will not adversely affect the Company's ability to sell its products on a profitable basis. In addition, reimbursement may be denied if the product use is not in accordance with approved FDA labeling. Failure by hospitals and other users of the Company's products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures employing the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third-Party Reimbursement."

     Control by Existing Stockholder; Limitations on Pooling-of-Interests Accounting in Merger Transactions. Immediately prior to the distribution of the Shares by EndoSonics pursuant to this prospectus, EndoSonics owned approximately 44% of the Company's outstanding Common Stock. After such distribution, EndoSonics is expected to own approximately 28.67% of the Company's outstanding Common Stock. As a result, EndoSonics is able to elect at least one member to the Company's five person board of directors and has the ability to influence the Company and influence its affairs and the conduct of its business. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. In accordance with applicable accounting standards, the Company is prohibited from accounting for a merger transaction, of or by the Company, as a pooling-of-interests for a period of two years following June 25, 1996, the date on which EndoSonics ceased to control 50% of the outstanding voting Common Stock of the Company. As a result, any business combination consummated prior to the expiration of such period would have to be accounted for using the purchase method. Under the purchase method, the excess of the purchase price over the net book value of the assets acquired would be amortized to expense, which could result in a significant negative impact on the acquiror's results of operations and, therefore, reduce the attractiveness of, or the price paid in, a particular acquisition transaction.

     On January 27, 1997, EndoSonics announced that the EndoSonics Board of Directors had approved a dividend distribution of one CVD share for every 25 EndoSonics shares. The distribution is expected to take place in the second half of 1997 to EndoSonics stockholders then of record. The exact record date and date of distribution have not yet been determined.

     Dependence Upon Key Personnel. The Company depends to a significant extent upon key management and technical personnel. The Company's growth and future success will depend in large part upon its ability to hire, motivate and retain highly qualified personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in hiring, motivating or retaining such qualified personnel. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing and Sales," "Business -- Employees" and "Management."

     Potential Product Liability; Limited Insurance. The Company faces the risk of financial exposure to product liability claims. The Company's products are often used in situations in which there is a high risk of serious injury or death. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. The Company is currently covered under a product liability insurance policy with coverage limits of $2.0 million per occurrence and $2.0 million per year in the aggregate. There can be no assurance that the Company's product liability insurance is adequate or that such insurance coverage will remain available at acceptable costs. There can be no assurance that the Company will not incur significant product liability claims in the future. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of the Company's products and the Company's ability to obtain and maintain regulatory approval for its products and substantially divert the time and effort of management away from the Company's operations.

     Shares Eligible for Future Sale; Potential Adverse Effect on Market Price. Sales of Common Stock in the public market during and after this offering could adversely affect the market price of the Common Stock.

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As of April 15, 1997, the Company had 9,103,459 shares outstanding. Including all of the Shares registered for sale hereby, 5,610,054 of the Company's outstanding shares are freely tradable without restriction. Approximately 2,531,768 additional shares are eligible for sale, including 1,809,768 shares held by EndoSonics, not registered for sale hereunder, and 646,000 shares held by SCIMED. Sales of any such shares in the public market could adversely affect the market price of the Common Stock. The Company has also registered 1,200,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option/Stock Issuance Plan and 200,000 shares under the Company's Employee Stock Purchase Plan. As of April 15, 1997, there were outstanding options under the Company's stock option plans to acquire approximately 1,188,000 shares. SCIMED is entitled to certain demand piggyback registration rights with respect to its shares. If SCIMED, by exercising its demand registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. If the Company were required to include in a Company-initiated registration shares held by SCIMED pursuant to the exercise of its piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital. See "Shares Eligible for Future Sale."

     Effect of Certain Charter Provisions; Anti-takeover Effects of Certificate of Incorporation, Bylaws and Delaware Law. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock."

     Absence of Dividends. The Company has never paid any cash dividends on the Common Stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

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                                  THE COMPANY

     The Company was originally incorporated in California in March 1992 and became a Delaware corporation in June 1993 after being acquired by EndoSonics. The Company's principal executive offices are located at 13700 Alton Parkway, Suite 160, Irvine, California 92618 and its telephone number is (714) 457-9546.

                                USE OF PROCEEDS

     The Company will receive no proceeds from this offering. The Shares offered hereby may be distributed by EndoSonics directly to the former stockholders, warrantholders and optionholders of Cardiometrics in connection with the acquisition of Cardiometrics by EndoSonics pursuant to an Agreement and Plan of Reorganization dated as of January 26, 1997, as subsequently amended, among EndoSonics, Merger Sub and Cardiometrics.

     All of the Shares were originally issued by the Company to EndoSonics in connection with the acquisition by EndoSonics of all of the outstanding capital stock of the Company pursuant to an Agreement and Plan of Reorganization between EndoSonics and the Company dated June 9, 1993, and in connection with the acquisition by EndoSonics of 400,000 shares of the Company's Series B Preferred Stock on March 29, 1996, which converted into 800,000 shares of Common Stock upon the consummation of the Company's initial public offering. The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act, provided by Section 4(2) thereof. The Shares are being registered by the Company pursuant to a registration rights agreement by and between the Company and EndoSonics entered into in connection with the acquisition of Cardiometrics by EndoSonics. EndoSonics has agreed to pay all reasonable fees and expenses incident to the filing of this Registration Statement.

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                                    GG-15

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock commenced trading on the Nasdaq National Market on June 20, 1996 and is traded under the symbol "CCVD." The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the Nasdaq National Market.

                                                                        HIGH      LOW
                                                                        -----    -----
        FISCAL 1996
        Second Quarter................................................  $12 3/4  $10 1/2
        Third Quarter.................................................   17 1/    10 1/
        Fourth Quarter................................................   17 1/   9 5/8
        FISCAL 1997
        First Quarter.................................................  13 1/4   7 1/2
        Second Quarter (through June 11, 1997)........................  10 1/4   6 5/8

     On June 11, 1997, the closing sale price of the Common Stock as reported on the Nasdaq National Market was $8.50 per share. As of June 11, 1997, there were approximately 71 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has not paid dividends since its inception. The Company currently intends to retain all earnings, if any, for use in the expansion of its business and therefore does not anticipate paying any dividends in the foreseeable future.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996, and the consolidated balance sheet data at December 31, 1995 and 1996, are derived from consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this Prospectus. The balance sheet data at December 31, 1992, 1993 and 1994 and the statement of operations data for the period from March 16, 1992 (inception) to December 31, 1992 and the year ended December 31, 1993 are derived from audited financial statements not included in this Prospectus. The statement of operations data for the three month periods ended March 31, 1996 and 1997, and the balance sheet data at March 31, 1997 are derived from unaudited financial statements included elsewhere in this Prospectus and include, in the opinion of the Company, all adjustments consisting of only normal recurring adjustments necessary for a fair presentation of the Company's results of operations for those periods and financial position at that date. The results for the three month period ended March 31, 1997 are not necessarily indicative of the results to be obtained in any future period. The Company has not paid dividends since its inception.


                                             PERIOD FROM
                                           MARCH 16, 1992                                               THREE MONTHS ENDED
                                         (DATE OF INCEPTION)          YEAR ENDED DECEMBER 31,                MARCH 31,
                                           TO DECEMBER 31,     --------------------------------------   -------------------
                                               1992(1)         1993(1)    1994      1995       1996       1996       1997
                                         -------------------   -------   -------   -------   --------   --------   --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:

Revenue:
  Sales.................................        $  --          $   126   $ 1,169   $ 3,462   $  8,384   $  1,783   $  3,019
  License fee and other from related
     party..............................           --               --     1,000        --        150        100         --
  Contract..............................           --               --       220       641        200        150         --
                                                 ----          -------   -------   -------   --------     -------  --------
          Total revenue.................           --              126     2,389     4,103      8,734      2,033      3,019
Costs and expenses:
  Cost of sales.........................           --               79       848     2,051      4,111        942      1,416
  Charge for acquired in-process
     research and development(2)........           --            2,001        --       488      2,133         --         --
  Research and development..............          294              734     1,228     1,683      3,582        627        993
  Marketing and sales...................           --               94       748     1,526      3,358        577      1,350
  General and administrative............           29               96       587     1,331      1,548        291        443
                                                 ----          -------   -------   -------   --------    -------   --------
          Total operating costs and
            expenses....................          323            3,004     3,411     7,079     14,732      2,437      4,202
                                                 ----          -------   -------   -------   --------    -------   --------
Loss from operations....................         (323)          (2,878)   (1,022)   (2,976)    (5,998)      (404)    (1,183)
Other income............................           10               29        51       102      1,374         27        585
                                                 ----          -------   -------   -------   --------    -------   --------
Net loss................................        $(313)         $(2,849)  $  (971)  $(2,874)  $ (4,624)  $   (377)  $   (598)
                                                 ====          =======   =======   =======   ========    =======   ========
Net loss per share (pro forma through
  June 1996)(3).........................                                 $ (0.25)  $ (0.65)  $  (0.65)  $  (0.08)  $  (0.07)
                                                                         =======   =======   ========    =======   ========
Shares used in computing net loss per
  share (pro forma through June
  1996)(3)..............................                                   3,876     4,441      7,141      4,485      9,081
                                                                         =======   =======   ========    =======   ========

                                                                                                             MARCH
                                                                      DECEMBER 31,                            31,
                                                  -----------------------------------------------------     --------
                                                  1992       1993        1994        1995        1996         1997
                                                  -----     -------     -------     -------     -------     --------
                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents.......................  $ 650     $   547     $ 3,379     $ 1,568     $17,192     $ 16,971
Marketable securities available-for-sale........     --          --          --          --      25,733       23,808
Working capital (deficit).......................    583         (75)      1,366        (774)     46,142       45,555
Total assets....................................    678         690       4,340       4,002      50,084       49,791
Convertible obligation..........................     --          --          --         750          --           --
Accumulated deficit.............................   (313)     (2,580)     (3,551)     (6,425)    (11,049)     (11,647)
Total stockholders' equity (net capital                                             $(1,098)    $47,623     $ 47,280
  deficiency)...................................  $ 607     $  (241)    $ 1,288


---------------
(1) The period from March 16, 1992 (inception) to December 31, 1992 and the period from January 1, 1993 to June 9, 1993 reflect the operations of the predecessor to the Company. See Note 1 of Notes to Consolidated Financial Statements.
(2) The charge for acquired in-process research and development reflects a change in the basis of the Company's assets and liabilities as a result of the acquisition by EndoSonics which has been allocated to the Company for the years ended December 31, 1993 and 1995 and the excess of the purchase price for Intraluminal Devices, Inc. and the associated acquisition expenses over the fair market value of the assets acquired for the year ended December 31, 1996. See Notes 1 and 2 of Notes to Consolidated Financial Statements.
(3) See Note 1 of Notes to Consolidated Financial Statements for information regarding the calculation of net loss per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains certain forward-looking statements. The Company's actual results may differ materially from those described in the forward-looking statements. Investors should carefully consider the information set forth under the heading "Risk Factors" in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

OVERVIEW

     CVD designs, develops, manufactures and markets catheters used to treat certain vascular diseases. The Company's patented catheters utilize its Focus and M(3) technologies to deliver therapeutic radial pressure, stents, drugs or contrast media and improved blood flow during angioplasty and stent placement procedures. To date, the majority of the Company's revenue has been derived from sales of its angioplasty and angioplasty-related catheters.

     From inception (March 16, 1992) through the first quarter of 1994, the Company's operations were limited and consisted primarily of research and development and other start-up activities. On June 15, 1992, EndoSonics acquired a 40% interest in CVD in exchange for $0.5 million in cash. Pursuant to an Agreement and Plan of Reorganization between EndoSonics and CVD signed on June 9, 1993, EndoSonics acquired all of the outstanding capital stock of CVD in exchange for $0.3 million in cash and 250,000 shares of EndoSonics' Common Stock with an aggregate market value of $1.6 million. The acquisition by EndoSonics resulted in a new basis for CVD's assets and liabilities. Accordingly, the purchase price paid by EndoSonics has been allocated to CVD's identifiable assets and liabilities, including $2.0 million to acquired in-process research and development, which was immediately expensed, as no CVD products had received regulatory approval and the technology did not have alternative future uses. Pursuant to the terms of the Agreement and Plan of Reorganization, in June 1995, EndoSonics became obligated to issue 50,000 shares of its Common Stock with an aggregate market value of $0.5 million, to the former shareholders of CVD because the market price of EndoSonics' stock did not exceed a specified price for a specified period during the two-year period following the acquisition. The fair value of such shares was charged to acquired in-process technology. In March 1996, EndoSonics purchased 400,000 shares of CVD's Series B Preferred Stock for a purchase price of $8.0 million, which converted into 800,000 shares of Common Stock upon the consummation of the initial public offering. See "Certain Transactions -- Relationship with Endosonics Corporation."

     In September 1994, CVD and SCIMED entered into a Stock Purchase and Technology License Agreement to develop and license CVD's patented combination balloon angioplasty/site-specific drug delivery technology (the Transport product line) for use in the coronary vessels. Through December 31, 1996 the Company had received in the aggregate approximately $2.2 million in license fees, research and development funding and technical assistance from SCIMED under this agreement. SCIMED also purchased a 19% equity position in the Company for a purchase price of $2.5 million. See "Business -- Strategic Relationships."

     In January 1995, the Company and ACS entered into an agreement pursuant to which the Company acquired certain rights to ACS' SmartNeedle Technology, subject to the payment of certain royalties. The parties subsequently confirmed their understanding with respect to certain matters in a second agreement dated March 4, 1996 (collectively, the "ACS Agreements"). Pursuant to the ACS Agreements, ACS was granted the option to acquire the exclusive worldwide rights to certain CVD perfusion technology, which ACS exercised on February 14, 1996. In exchange for this perfusion technology, ACS is obligated to make milestone and minimum annual royalty payments to CVD, and also has certain obligations to develop and market the perfusion technology. Through December 31, 1996 the Company had received approximately $0.35 million in milestone payments under the ACS Agreements. See "Business -- Strategic Relationships."

     The Company currently sells its products through a combination of medical device distributors and a limited number of direct sales personnel. The Company is a party to three agreements for the U.S. distribution of products incorporating its Focus and M(3) technologies. CVD currently distributes certain products in Japan through an exclusive distribution agreement with Fukuda. The Company recently informed Fukuda of its decision to terminate the existing Fukuda agreement. The Company expects that Fukuda will continue to distribute its products at least through 1997. The Company is currently negotiating with several distributors, including Fukuda, regarding a new distribution agreement for the Japanese market. CVD also has distribution agreements with 25 companies covering 41 countries outside the United States and Japan. See "Business -- Strategic Relationships."

     On July 15, 1996, CVD and Medtronic, Inc. entered into agreements providing for the co-distribution by Medtronic of the Company's balloon angioplasty catheters. These catheters employ the Company's patented Focus Technology. Under the agreements, Medtronic will purchase a minimum number of angioplasty catheters manufactured by the Company for distribution worldwide for a period of up to three years. If the Company is unable to meet its delivery obligations with respect to the purchased catheters, up to 60% of the Company's manufacturing capacity will be devoted to manufacturing such catheters for Medtronic. Specific products to be distributed by Medtronic will differ in individual country markets. The Company will continue to sell Focus Technology products through its own direct and indirect sales force network. These products are currently sold under the names, FACT, CAT and ARC. See
"Business -- Strategic Relationships."

RESULTS OF OPERATIONS

  YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1996

     Sales Revenue. Sales revenue increased to $8.4 million in 1996 from $3.5 million in 1995, representing an increase of 140%. The increase resulted primarily from increased sales volume of the Company's existing and new Focus catheters (112%), and, to a lesser extent, the introduction of other new products (13%). Sales of products through Medtronic under the Company's co-exclusive distribution agreement and sales of products in Japan through the Company's exclusive distribution relationship with Fukuda accounted for 22% and 15%, respectively, of total product sales in 1996.

     License Fee and Other Revenue. License fee and other revenue increased to $0.2 million in 1996 from $0.0 million in 1995. This increase resulted from revenues from a license agreement with ACS. See "Business -- Strategic Relationships."

     Contract Revenue. Contract Revenue was $0.2 million in 1996 and $0.6 million in 1995. This decrease stemmed from reduced technology development and other support from SCIMED. See "Business -- Strategic Relationships."

     Cost of Sales. Cost of sales increased to $4.1 million in 1996 from $2.1 million in 1995. This increase resulted primarily from increased manufacturing volumes related to increased product sales. In July 1995, the Company transferred its product manufacturing from EndoSonics' facility to the Company's facility in Irvine, California.

     Charge for Acquired In-process Research and Development. The Company incurred a charge of $2.1 million in 1996 in connection with the acquisition of Intraluminal Devices, Inc. ("IDI"). The excess of the purchase price of IDI over the fair market value of the net assets acquired was recorded as acquired in-process research and development. The acquired in-process research and development was immediately written off as IDI was in the development stage and had not yet received regulatory approval for any of its products at the time of the acquisition.

     Research and Development. Research and development increased to $3.6 million in 1996 compared to $1.7 million in 1995, representing an increase of 112%. This increase resulted primarily from expenditures on the development of vascular access and Focus technology products. The Company believes it must maintain a substantial commitment to research and development to remain competitive and expects expenditures related to research and development to increase.

     Marketing and Sales. Marketing and sales expenses increased to $3.4 million in 1996 from $1.5 million in 1995, representing an increase of 127%. This increase resulted mainly from the expansion of the Company's direct sales force in the United States and marketing expenses related to the product launch of the FACT and ARC catheters. The Company expects to expand and expects expenses associated with these activities to increase in the future as it expands.

     General and administrative. General and administrative expenses increased to $1.5 million in 1996 from $1.3 million in 1995, representing an increase of 15%. The added costs were primarily due to additions in administrative staff and the added costs of operating as a public company.

     Other Income. Other income, principally interest income, increased to $1.3 million in 1996 from $0.1 million in 1995. The increase resulted from the investment of the net proceeds of the Company's initial public offering which amounted to approximately $42.8 million.

  YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1995

     Sales Revenue. Sales revenue increased to $3.5 million in 1995 from $1.2 million in 1994, representing an increase of 196%. Sales revenue in 1994 resulted primarily from sales of the Company's Transport products, which were subsequently licensed to SCIMED in 1995. The Company no longer receives sales revenue for the Transport. Sales revenue in 1995 was due to sales of the Company's CAT catheter, which was introduced in the first quarter of 1995, and sales of the SmartNeedle vascular access products beginning in the second quarter of 1995. Sales of products in Japan through the Company's exclusive distribution relationship with Fukuda accounted for 18% of the Company's revenue in 1995. In addition, sales to JJIS accounted for 12% of the Company's revenue in 1995.

     License Fee and Other Revenue. License fee and other revenue decreased to $0.0 million in 1995 from $1.0 million in 1994. License fee and other revenue represents amounts earned under the aforementioned agreement with SCIMED. Future revenue under this agreement will be derived primarily from royalties earned on SCIMED's sales of the Transport.

     Contract Revenue. Contract revenue was $0.6 million in 1995 and $0.2 million in 1994. Contract revenue was earned under the aforementioned agreement with SCIMED.

     Cost of Sales. Cost of sales increased to $2.1 million in 1995 from $0.8 million in 1994, representing an increase of 142%. This increase resulted primarily from increased manufacturing volumes related to increased product sales. In July 1995, the Company transferred its product manufacturing from EndoSonics' facility to the Company's facility in Irvine, California.

     Charge for Acquired In-process Research and Development. The Company incurred a charge of $0.5 million in 1995 in connection with the 1995 payment by EndoSonics of additional consideration related to the original acquisition by EndoSonics of CVD stock. This portion of the excess of the purchase price of CVD over the fair market value of the net assets acquired was recorded as in-process research and development. The acquired in-process research and development was immediately written off as CVD was in the development stage and had not yet received regulatory approval for any of its products at the time of the acquisition.

     Research and Development. Research and development expenses increased to $1.7 million in 1995 compared to $1.2 million in 1994, representing an increase of 37%. This increase was due primarily to increased expenditures related to development of the Company's Focus and M(3) technology products. These expenses also increased due to clinical trials and studies related to the Focus technology products. The Company believes that it must maintain a substantial commitment to research and development to remain competitive and expects expenditures related to research and development to increase.

     Marketing and Sales. Marketing and sales expenses increased to $1.5 million in 1995 from $0.7 million in 1994, representing an increase of 104%. This increase resulted from the development and expansion of the Company's U.S. sales organization and marketing expenses related to the product launch of the SmartNeedle products. The Company expects to expand its marketing and sales force and expects expenses associated with marketing and sales to increase in the future.

     General and Administrative. General and administrative expenses increased to $1.3 million in 1995 from $0.6 million in 1994, representing an increase of 127%. This increase resulted from expenses incurred as the Company commenced operations as an independent entity, rather than as a division of EndoSonics, and included the addition of a full-time Chief Executive Officer, increased legal and accounting expenses, increased support staff and increased travel expenses.

     Other Income. Total other income remained relatively constant in 1995 from 1994.

  FIRST QUARTER OF 1997 COMPARED TO THE SAME PERIOD IN 1996

     Sales Revenues. Revenue for the first quarter of 1997 increased 48% to $3.0 million compared to $2.0 million for the first quarter of 1996. The increase resulted primarily from increased sales volume of the Company's existing and new Focus catheters (42%), and, to a lesser extent, the introduction of other new products (22%).

     Gross Profit. The gross profit percentage for the first quarter of 1997 decreased to 53% compared to 54% for the same period of 1996. In the first quarter of 1996, total revenues included approximately $0.3 million of contract revenues and license fee income that had no associated cost of sales. These revenues and fees represented 12% of total revenues for that quarter. In the first quarter of 1997, the Company had no contract revenues or licensing fee income.

     Research and Development. Research, development and clinical expenses increased by 58% to $1.0 million in the quarter ended March 31, 1997 from $0.6 million in the quarter ended March 31, 1996. The primary reason for this increase was additional spending on development of the Company's line of coronary stent products and FOCUS technology angioplasty catheters.

     Marketing and Sales. Marketing and sales expenses rose 134% to $1.4 million, up $0.8 million in the quarter ended March 31, 1997, compared to $0.6 million in the same period of 1996. This increase reflects the investment the Company is making to build its sales and marketing infrastructure by adding additional personnel and developing additional distributor relationships.

     General and Administrative. General and administrative expenses increased by 52% to $0.4 million for the quarter ended March 31, 1997 from $0.3 million for the same quarter in 1996. The increase was due primarily to the addition of additional administrative staff and the added costs of operating as a public company.

     Other Income. Interest income rose to $0.6 million in the first quarter of 1997 compared with $0.0 million in the same period of 1996. The increase was due to the investment of funds received from the initial public offering in June 1996.

     The Company has experienced an operating loss for each of the last three years and expects to continue to incur operating losses through at least 1997. CVD's results of operations have varied significantly from quarter to quarter. Quarterly operating results will depend upon several factors, including the timing and amount of expenses associated with expanding the Company's operations, the conduct of clinical trials and the timing of regulatory approvals, new product introductions both in the United States and internationally, the mix between pilot production of new products and fullscale manufacturing of existing products, the mix between domestic and export sales, variations in foreign exchange rates, changes in third-party payors' reimbursement policies and healthcare reform. The Company does not operate with a significant backlog of customer orders, and therefore revenues in any quarter are significantly dependent on orders received within that quarter. In addition, the Company cannot predict ordering rates by distributors, some of whom place infrequent stocking orders. The Company's expenses are relatively fixed and difficult to adjust in response to fluctuation revenues. As a result of these and other factors, the Company expects to continue to experience significant fluctuations in quarterly operating results, and there can be no assurance that the Company will be able to achieve or maintain profitability in the future.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily from the sale of its equity securities, advances from EndoSonics, licensing its technologies and through international product distribution agreements. Prior to the Company's initial public offering, the Company had raised an aggregate of approximately $11.4 million from the private sales of preferred and common stock and $2.7 million in working capital from EndoSonics, which was repaid to EndoSonics during the third quarter of 1996. In the third quarter of 1996, the Company closed its initial public offering of common stock, resulting in net proceeds of $42.8 million after deducting underwriting discounts and commissions and other expenses of the offering. For the years ended December 31, 1996, 1995 and 1994, and the three month periods ended March 31, 1997 and 1996, the Company's net cash used in operating activities was $6.2 million, $2.1 million, $1.5 million, $2.2 million and $0.8 million, respectively. These increases were primarily due to funding of operating losses and the charges for acquired in-process research and development.

     On March 31, 1997, CVD had cash, cash equivalents and marketable securities available for sale of $40.8 million. The Company expects to incur substantial costs related to, among other things, clinical testing, product development, marketing and sales expenses, and to utilize increased levels of working capital to finance its accounts receivable and inventories, prior to achieving positive cash flow from operations. The Company anticipates that its existing capital resources will be sufficient to fund its operations at least through June 30, 1998. CVD's future capital requirements will depend on many factors, including its research and development programs, the scope and results of clinical trials, the regulatory approval process, the costs involved in intellectual property rights enforcement or litigation, competitive products, the establishment of manufacturing capacity, the establishment of sales and marketing capabilities, and the establishment of collaborative relationships with other parties. The Company may need to raise funds through additional financings, including private or public equity offerings and collaborative arrangements with existing or new corporate partners. There can be no assurance that funds will be raised on favorable terms, or at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to grant rights to certain technologies or products that the Company would not otherwise grant.

     Trade accounts receivable, net, increased 21% to $2.7 million as of March 31, 1997, compared with $2.3 million at December 31, 1996. The increase stemmed from an increase in the sales level compared to the prior quarter. Specifically, sales for the first quarter of 1997 were $3.0 million, while sales for the fourth quarter of 1996 were $2.5 million.

     Inventories rose 34% to $3.9 million as of March 31, 1997, compared with $2.9 million at December 31, 1996, to meet current sales demand. Accounts payable increased 21% to $0.9 million at March 31, 1997, compared with $0.8 million at the end of 1996, due to an increase in expenditures to support higher sales.

     Property and equipment, net, increased 11% from $1.2 million at December 31, 1996 to $1.3 million at March 31, 1997. The Company increased its investment in capital assets during the first three months of 1997 to support rising production and research and development efforts.

                                    BUSINESS

OVERVIEW

     CardioVascular Dynamics, Inc. ("CVD" or the "Company") designs, develops, manufactures and markets catheters used to treat certain vascular diseases. The Company's catheters are used in conjunction with angioplasty and other interventional procedures such as vascular stenting and drug delivery. The Company's proprietary Focus and Multiple Microporous Membrane ("M(3)") technologies enable physicians to deliver therapeutic radial force, stents, drugs or contrast media accurately and effectively to the treatment site, and also allow the perfusion of blood during an interventional procedure. The Company believes that the combination of these technologies on a multiple purpose catheter enables physicians to more effectively perform challenging interventional procedures, which may result in improved treatment outcomes and lower costs. The Company's catheters are designed to address three principal challenges facing cardiologists: restenosis of a treated vessel, chronic total occlusions and acute reclosure of a vessel during or soon after a procedure. The Company has eleven issued U.S. patents covering certain aspects of its catheter technologies.

INDUSTRY BACKGROUND

     Cardiovascular disease, the leading cause of death in the United States, is caused principally by atherosclerosis. Atherosclerosis is a progressive and degenerative vascular disease in which cholesterol and other fatty materials are deposited on the walls of blood vessels, forming a build-up known as plaque. The accumulation of plaque narrows the interior of the blood vessels, thereby reducing blood flow. Atherosclerosis in the coronary arteries can lead to heart attack and death. In peripheral vessels, atherosclerosis can lead to decreased mobility, loss of function and other complications of the affected limb.

     Traditional treatments for atherosclerosis include drug therapy and open-heart bypass surgery. Currently available drug therapies may alleviate some of the symptoms of atherosclerosis but may be ineffective with severe disease and may cause adverse side effects. Traditional open-heart bypass surgery involves opening a patient's chest, cutting through the sternum, connecting the patient to a heart/lung machine and grafting a blood vessel to redirect blood flow around the occluded portion of an artery. Such a procedure is costly and generally requires up to a week of hospitalization and an extensive recovery period. In addition, certain companies are developing methods and devices for performing bypass surgery using minimally invasive techniques.

     The need for less invasive and less costly treatments for atherosclerosis has led to the development of minimally invasive catheter-based treatments such as balloon angioplasty ("PTCA" in the coronary arteries and "PTA" in the peripheral arteries), atherectomy and laser angioplasty. These treatments involve making a small incision in a patient's leg to access an artery and inserting a catheter. Balloon angioplasty is a procedure in which a balloon-tipped catheter is guided to the lesion (the site of the plaque) and then inflated and deflated several times, delivering therapeutic radial force, which cracks or reshapes the plaque and increases blood flow. Balloons used to perform such procedures are characterized by their response to pressure as either compliant (balloon diameter increases with increased pressure) or non-compliant (balloon diameter remains relatively constant with increasing pressure). Conventional balloon technology only allows the balloon to expand to a single, uniform diameter along the length of the balloon. Because of variations in vessel diameters at the lesion site, multiple catheters are often required to treat a single lesion. In addition, conventional catheter technologies often are unable to limit the delivery of therapeutic radial force specifically to the lesion site and may damage the adjacent vessel wall. Conventional catheter technology also interrupts blood flow when the balloon is inflated, which may cause tissue damage, heart attack or death, particularly if the balloon inflation required is of significant duration. Existing catheters that do not perfuse blood require cardiologists to inflate and deflate the balloon multiple times which may reduce the clinical effectiveness of the treatment. Other treatments include the use of atherectomy catheters, which cut or grind away the plaque, and laser angioplasty catheters, which deliver laser energy to break down the plaque.

     Although catheter-based interventional therapies are generally successful in initially increasing blood flow, studies indicate that after a traditional coronary balloon angioplasty up to 50% of treated patients experience restenosis (generally defined as a 50% or greater reduction in the lumen, or interior, diameter of the treated vessel at the lesion site). In addition, studies show that 5% to 8% of elective coronary balloon angioplasty patients may experience acute reclosure of the treated vessel. Acute reclosure is an increase in the severity of the vessel closure accompanied by a reduction in blood flow within the vessel as a consequence of the intervention which occurs within 24 hours of the procedure. A study has also indicated that angioplasty of chronic total occlusions represents 10% to 20% of all coronary angioplasty procedures. A chronic total occlusion is a complete blockage of the vessel preventing blood flow beyond the lesion site. The Company believes that these challenges are inadequately addressed with existing, single function, uniform diameter angioplasty balloons. However, while the Company believes that its products address certain disadvantages of existing catheter technology, limitations remain in the use of balloon angioplasty to treat atherosclerosis. The Company's products may not be suitable for the treatment of all forms of atherosclerosis. For example, in many cases the existence of a total occlusion limits treatment options to bypass surgery.

     Coronary stents have recently emerged as an additional minimally invasive device for the treatment of atherosclerosis. Stents were used initially for treating failed angioplasty procedures and acute or threatened vessel closures. However, improved techniques for the deployment and assessment of stents, changes in accompanying drug therapy and advancements in stent technology have led to the increased use of stents to treat restenosis. After an angioplasty, atherectomy or other catheter-based treatment, a stent, which is a small metal prostheses, is then advanced along a guidewire to the desired position, expanded against the inside of the vessel wall and left in place. While certain stents are self-expanding, most are deployed through the expansion of a compliant or semi-compliant balloon. Following this deployment, physicians have increasingly adopted the technique of using a second, high pressure non-compliant balloon to further expand the stent. Despite advancements in stent technology, existing compliant or semi-compliant balloons used for stent delivery are designed to achieve a uniform diameter along the length of the balloon, and their use may result in sub-optimal stent deployment or damage of the vessel adjacent to the lesion.

     Although there continue to be significant technological and clinical advances in the treatment of cardiovascular disease, challenges remain in cost-effectively treating certain conditions, including restenosis of a treated vessel, chronic total occlusions and acute reclosure of a vessel during or soon after a procedure. The Company believes that these challenges are inadequately addressed with existing, single function, uniform diameter angioplasty balloons.

THE CARDIOVASCULAR DYNAMICS SOLUTION

     CVD has utilized its core proprietary technologies to develop catheters that provide clinical and cost benefits in the treatment of vascular disease. The Company's proprietary Focus and M(3) technologies, which may be utilized alone or in combinations on a single catheter, enable physicians to deliver therapeutic radial force, stents, drugs or contrast media accurately to the treatment site, and also allow the perfusion of blood during an interventional procedure. The Company believes that the combination of these technologies on a single catheter enables physicians to cost-effectively treat vascular diseases by reducing the cost of those procedures that require more than one catheter.

     The Company's patented Focus technology combines compliant and non-compliant balloon materials on a single catheter, creating a balloon that has an adjustable, larger center diameter with fixed, smaller diameters at each end. These characteristics allow a single balloon to expand to multiple diameters, enabling the physician to perform interventional procedures in vessels of varying diameters and anatomical locations. In particular, the Focus technology enables cardiologists to incrementally increase the angioplasty balloon's center diameter during a procedure to enhance the effectiveness of the treatment in vessels that have uncertain or varying diameters or irregular plaque deposits. Use of conventional catheter technology in these situations may require multiple catheters to achieve a similar outcome. The Focus technology may also reduce the incidental damage to the artery wall adjacent to the lesion, as the therapeutic radial force is applied more accurately to the treatment site.

     The Company's proprietary M(3) technology combines multiple membranes of polymeric balloon material to form a single balloon that enables the accurate delivery of drugs or contrast agents to the lesion or thrombus site. Drugs are utilized by cardiologists to reduce the occurrence of restenosis and acute reclosure, and to dissolve blood clots. Typically, therapeutic drug delivery is accomplished by means of an intravenous injection, a method that requires larger amounts of drug than is clinically required because the drug is diffused throughout the body. The accurate delivery of drugs to the treatment site may enhance the effectiveness of these pharmacological agents, thereby reducing the quantity of drug required to achieve an acceptable clinical outcome and potentially reducing the incidence of acute reclosure and restenosis. In addition, the Company has developed M(3) catheters with multiple inner lumens, providing the cardiologist with flexibility in drug treatment regimens. The multiple lumens of the catheter may also be used to deliver contrast media for angiographic viewing when advancing a catheter along a totally occluded vessel. Traditional catheters must be removed to inject contrast media into a total occlusion. Finally, the M(3) technology can be utilized to provide perfusion of blood during an interventional procedure. The interruption in blood flow caused by a conventional angioplasty balloon may cause tissue damage, heart attack or death, particularly if the balloon inflation required is of significant duration. Existing catheters that do not perfuse blood require cardiologists to inflate and deflate the balloon multiple times for shorter periods which may reduce the clinical effectiveness of the treatment.

STRATEGY

     The Company's objective is to be a leader in the design, development and commercialization of clinically effective solutions for certain vascular diseases. While there can be no assurance that the Company will achieve this objective, following are the key elements of CVD's strategy.

          Maintain Technological Leadership and Product Technology
     Advantages. CVD's strategy is to be a technological leader in the treatment of vascular diseases through product innovation. The Company believes that its products have significant performance advantages over alternative catheter technologies. The Company intends to maintain and advance its position of technology leadership through aggressive research, development and clinical testing programs. The Company owns eleven issued U.S. patents related to key aspects of its catheter technologies and has applied for additional U.S. patents as well as foreign patent protection.

          Market Products through Independent Distributors and a Direct Salesforce. The Company currently markets its products through a combination of independent distributors and a dedicated salesforce. The Company currently employs eighteen direct sales people, fourteen of whom operate in the United States, and four of whom operate internationally. The Company plans to significantly expand its direct sales force over the next eighteen months. CVD utilizes independent distributors internationally and in selected U.S. markets. In addition, the Company entered into co-distribution agreements with Medtronic, under which Medtronic will purchase a minimum number of the Company's angioplasty catheters for distribution worldwide for a period of up to three years.

          Establish Relationships with Clinical Opinion Leaders. The Company believes that establishing relationships with clinical opinion leaders in the field of interventional cardiology may raise the awareness of the clinical and cost benefits of the Company's products. CVD is currently conducting or planning two post-marketing clinical studies with certain of such leaders. In addition, the Company consults with certain cardiologists who assist the Company in ongoing product and technology development.

          Target International Markets. CVD seeks to commercialize its products in those international markets where regulatory approval can be obtained more quickly than in the United States. This enables CVD to generate revenue more quickly from its product development efforts, to fund its operations and increase awareness of its products within the international interventional cardiology community.

          Establish Strategic Partnerships. The Company attempts to identify and evaluate potential strategic relationships where such relationships may complement and expand the Company's research, development, sales and marketing capabilities. The Company believes that such strategic relationships may facilitate the market acceptance of the Company's products.

                                       25

PRODUCTS

  Catheter Products

     The Company has utilized its Focus and M(3) technologies to develop catheter products that address the challenges physicians experience in treating vascular diseases. These technologies are available in various combinations on a multiple-purpose catheter, thereby enabling physicians to cost-effectively treat vascular disease. The Company's products are designed to be low profile (small, uninflated diameter), enabling cardiologists to advance them along narrow vessels, and flexible and trackable, enabling cardiologists to advance and control them accurately within the vasculature.

     The following table lists CVD's currently marketed products:

                                                                                       FIRST
                                                                                     COMMERCIAL
         PRODUCTS              INTENDED APPLICATIONS      U.S. REGULATORY STATUS        SALE
--------------------------    -----------------------    ------------------------    ----------
Focus Catheters
ARC
  Over-the-wire design        PTCA                       PMA Supplement Approved       Q3 1996
CAT/CAT 15
  Rail design                 PTCA or Stent              N/A(1)                        Q1 1995
                              Delivery(2)
FACT/FACT 15
  Over-the-wire design        PTCA or Stent              Approved                      Q1 1996
                              Delivery(2)
Lynx F/X
  Rail Design                 PTCA or Stent              N/A(1)                        Q1 1997
                              Deliver(2)
Focus
  Over-the-wire design        PTA                        510(k) Clearance              Q3 1995
M(3) Catheters
Bullett Hi-Flo
  Over-the-wire design        Total Occlusion            510(k) Clearance              Q2 1996
                              Drug Delivery
                              (coronary)
Bullett F/X
  Rail design                 Total Occlusion            510(k) Clearance              Q2 1996
                              Drug Delivery
                              (coronary)
Periflow Small Vessel
  Over-the-wire design        PTA/Drug Delivery          510(k) Clearance              Q1 1996
DART Stent                    Coronary Stenting          N/A(1)                        Q1 1997
Enforcer Stent                Coronary Stenting          N/A(1)                        Q1 1997

---------------
(1) Available only outside the United States due to patent restrictions.

(2) Not approved in the United States for stent delivery. The marketing of this product in the United States for such use will require the Company to obtain a PMA supplement approval. The Company is not currently seeking such approval.

     Focus Catheters. The Company's Focus products have a catheter balloon that has an adjustable, larger center diameter and smaller, fixed, distal and proximal diameters. This characteristic provides increased utility in a variety of therapeutic treatments and anatomical locations. Existing uniform diameter catheters require cardiologists to use multiple balloons to treat vessels of varying diameters, resulting in unnecessary costs. In addition, the Focus catheters may deliver stents more effectively by focusing the radial deployment force on the stented section, rather than along the entire balloon, which may reduce the damage to the adjacent vessel.

     M(3) Catheters. The Company's M(3) catheters offer cardiologists the ability to deliver drugs or contrast media to the treatment site accurately and enable the perfusion of blood during angioplasty procedures. These capabilities may be combined on an interventional catheter to provide cardiologists the functionality of multiple catheters, in a single, cost-effective device. The accurate delivery of drugs to the treatment site may enhance the effectiveness of these pharmacological agents and may reduce the quantity of drug required to achieve an acceptable outcome. Drugs are utilized by cardiologists to reduce the occurrence of restenosis and acute reclosure, and to dissolve blood clots. Typically, therapeutic drug delivery is accomplished by means of an intravenous injection, a method that requires larger amounts of drug than is clinically required because the drug is diffused throughout the body. The Company's M(3) technology enables cardiologists to deliver drugs directly to the treatment site through a catheter's lumen, or interior channel. While CVD's M(3) site-specific drug delivery catheters are currently marketed internationally, they can only be used in the United States to administer drugs specifically approved by the FDA for administration by such catheters. The multiple lumens of the catheter may also be used to deliver contrast media for angiographic viewing when advancing the catheter along a totally occluded vessel. Traditional catheters must be removed to inject contrast media into a total occlusion. Finally, the M(3) technology can be utilized to provide perfusion of blood during an interventional procedure. This perfusion capability allows the balloon to be inflated for longer durations and reduces the number of inflations and deflations required in certain procedures, and may increase the clinical effectiveness of the treatment.

  Vascular Access Products

     The Company's vascular access products utilize patented technology to provide rapid, accurate access to the body's vascular system for guidewire and catheter entry. The principal current product, called the SmartNeedle, was acquired from ACS and is based on Doppler ultrasound technology. A miniaturized ultrasound chip is placed at the tip of a disposable ultrasonic probe which is then placed inside a conventional vascular access needle. The probe is then connected to a separate reusable monitor. Once placed in the body as a part of the access needle, the Doppler chip emits an audible signal which enables the physician to more accurately determine whether or not the needle resides in the proper location within the intended arterial or venous lumen. Once positioned properly, the probe is removed, leaving the conventional access needle in place within the artery or vein. Since introduction, the SmartNeedle's primary use has been in interventional cardiology and radiology procedures.

NEW PRODUCT DEVELOPMENT

     The Company focuses its research and development efforts on utilizing the Company's proprietary processes and patented technologies to develop cost-effective products that address existing and emerging clinical demands. The Company's strategy is to refine its existing technologies and to enhance the performance of its existing product offerings, including efforts to make its Focus and M(3) products lower profile, more flexible and trackable, and operable at a broader range of inflation pressures. In addition, the Company is developing additional products utilizing combinations of its technologies that may provide cardiologists greater therapeutic applicability in a single device. The Company is also in the process of developing unique catheter designs intended to provide enhanced delivery of therapeutic radial force and pharmacological agents. The Company will be required to seek FDA approval for any new product and it is expected that some of these products will be subject to the PMA process. The Company's current new product development efforts are summarized in the table below.

                                                                         U.S. REGULATORY
         PRODUCTS                    INTENDED APPLICATIONS                   STATUS
--------------------------    ------------------------------------    ---------------------
Focus Catheters
  Lynx
     Over-the-wire design     PTCA or Stent Delivery                  PMA Supplement Filed
  Facilitated Force           Controlled Plaque Incision and PTCA     Development Stage
Vascular Stent
  IDI Stent                   Peripheral Vascular Stent               Development Stage
M(3) Catheters
  Transport(1)                PTCA/Drug Delivery                      Development Stage
  Periflow Large-Vessel       PTA/Drug Delivery                       510(k) Clearance
  MicroMembrane Radiation     Delivery of Radioactive Materials       Development Stage
                              for Restenosis Prevention
MAC I(2)                      Perfusion/PTCA                          Development Stage
MAC II                        Perfusion/Drug Delivery                 Development Stage
MAC III                       Perfusion/PTCA/Drug Delivery            Development Stage
PD Access                     Vascular Access                         510(k) Filed

---------------
(1) Licensed to SCIMED. See " -- Strategic Relationships."

(2) Licensed to ACS. See " -- Strategic Relationships."

     The M(3) technology is being utilized in various experimental clinical programs to administer the site-specific delivery of therapeutic agents following angioplasty or stent delivery for the purpose of reducing or eliminating restenosis. The Company is also using M(3) technology in its MicroMembrane Radiation Therapy development program for restenosis prevention. This program is evaluating CVD's M(3) technology to more accurately deliver radioactive substances specifically to the treatment site.

TECHNOLOGY

     The Company has developed proprietary material manufacturing processes that it has utilized to develop patented interventional catheters. Traditional balloon extrusion technology does not enable the combination of compliant and non-compliant materials, resulting in a catheter that can be inflated only to a uniform diameter. The Company's Focus technology bonds a membrane between compliant and non-compliant materials, resulting in a balloon with a large center diameter and smaller, fixed diameters at each end. The center compliant section of the Focus catheter enlarges predictably at a rate of 0.1mm per atmosphere of pressure when inflation pressures exceed six atmospheres. The ends of the balloon remain at their nominal diameters and do not expand with increased pressure. The Focus capability enables cardiologists to deliver stents or therapeutic radial force accurately to the treatment site, while minimizing the force applied to adjacent tissue. Conventional uniform diameter catheters may damage healthy vessel sections, as these sections receive as much radial force as do the diseased sites. It is widely believed that vessel wall damage may lead to acute reclosure of the vessel or restenosis.

     The Company's M(3) technology creates a membrane by applying mechanical and radiation treatment to standard polymeric balloon material during the extrusion process. Microporous holes are then drilled in the resulting material by proprietary mechanical or laser drilling processes. CVD's M(3) technology enables blood to flow through a coil lumen or inner shaft of the catheter, allowing perfusion to the distal vessels (those beyond the treatment site) during angioplasty or drug delivery. Prior to inflation, the balloon acts as a shaft for the distal portion of the catheter. Once the balloon is inflated, the cardiologist advances a coil into and through the inner lumen of the inflated balloon. The coil supports the balloon during balloon angioplasty or drug delivery and facilitates the perfusion of the distal vessels. The M(3) technology enables the Company to combine balloon angioplasty and perfusion capabilities on a single catheter in a profile comparable to standard balloon angioplasty catheters without perfusion capability. The Company believes that the M(3) technology also enables it to combine PTCA and perfusion capabilities on a single catheter with a lower profile than any currently marketed catheter with similar capabilities.

     The Company's IDI subsidiary, which was acquired in October 1996, utilizes patented technology in the development of medical stents for the treatment of patients with vascular disease caused by aneurysms or atherosclerosis. IDI is developing a compact, self-expanding metallic stent with a micro-porous surface for use as either a stent or a stent graft. By selecting metal foil of the proper thickness and tensile strength, and heat-treating it in the proper shape, the Company believes it will be able to form devices with low profiles, high expansion ratios and excellent hoop strength, which are factors critical for successful device placement. There can be no assurance that IDI will successfully complete the development of any products or that any such products will receive any required regulatory approvals.

MANUFACTURING

     With the exception of certain final assembly and sterilization procedures for those products designed to be sold only outside the United States, and the manufacture of those products which the Company has licensed to third parties, all of the Company's products are produced in its facilities in Irvine, California. The Company fabricates certain proprietary components, then assembles, inspects, tests and packages all components into finished products. By designing and assembling its catheter products, the Company believes it is better able to control quality and costs, limit third-party access to its proprietary technology, and manage manufacturing process enhancements and new product introductions. In addition, the Company purchases many standard and custom-built components from independent suppliers and subcontracts certain processes from independent vendors. Most of these components and processes are available from more than one vendor. However, certain manufacturing processes are currently performed by single vendors. While the Company believes that there are other vendors available to perform these processes, an interruption of performance by any of these vendors could have a material adverse effect on the Company's ability to manufacture its products until a new source of supply were qualified and, as a result, could have an adverse effect on the Company's business, financial condition and results of operations.

     The Company's success will depend in part upon its ability to manufacture its products in compliance with ISO 9001, the FDA's GMP regulations, CDHS licensing and other regulatory requirements, in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. The Company began manufacturing certain of its products at its facilities in July 1995. The Company also introduced a significant number of new products in 1996. Accordingly, the Company has very limited experience in manufacturing its products. In addition, on July 15, 1996, the Company entered into co-distribution agreements with Medtronic which granted Medtronic certain non-exclusive rights to distribute the Company's FACT, CAT and ARC catheters. Under the terms of these agreements, if the Company is unable to meet its delivery obligations with respect to the purchased catheters, up to 60% of the Company's manufacturing capacity will be devoted to manufacturing such catheters for Medtronic. The Company has undergone and expects to continue to undergo regular GMP inspections in connection with the manufacture of its products at the Company's facilities. The Company's success will depend, among other things, upon its ability to efficiently manage the simultaneous manufacture of different products and to integrate the manufacture of new products with existing products. There can be no assurance that the Company will not encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel. The Company's failure to successfully commence the manufacturing of these new products, or to increase production volumes of new and existing products in a timely manner, would materially adversely affect the Company's business, financial condition and results of operations. Failure to increase production volumes in a timely or cost-effective manner or to maintain compliance with ISO 9001, GMP regulations, CDHS or other regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Limited Manufacturing Experience."

MARKETING AND SALES

     The Company's products are sold in the United States and international markets, principally Europe and Japan. However, certain of the Company's products are not available in each market due to regulatory and intellectual property restrictions. The Company currently sells its products through a combination of strategic partners, medical device distributors and eighteen direct sales personnel. The Company is a party to three agreements for the U.S. distribution of products incorporating its Focus and M(3) technologies. CVD also has distribution agreements with 25 companies covering 41 countries outside the United States and Japan. CVD currently distributes certain products in Japan through an exclusive distribution agreement with Fukuda. Sales of the Company's products through Fukuda accounted for 18% and 15% of the Company's total product sales in 1995 and 1996, respectively. The Company recently informed Fukuda of its decision to terminate the existing Fukuda agreement and does not expect that any obligations will arise as a result of such termination. The Company expects that Fukuda will continue to distribute its products at least through 1997. The Company is currently negotiating with several distributors, including Fukuda, regarding a new distribution agreement for the Japanese market. In addition, sales to JJIS accounted for 12% of total product sales in 1995 and sales to Medtronics accounted for 22% of total product sales in 1996. The Company intends to expand its sales and marketing capability and to distribute selected new products through strategic partnerships. See "Risk Factors -- Limited Marketing and Sales Resources; Dependence Upon Strategic Relationships."

     In 1994, 1995 and 1996, total export sales were $970,000, $2,054,000 and
$3,514,000, respectively, or approximately 83%, 59% and 42% respectively, of total product sales. In 1994, 1995 and 1996 sales to Europe accounted for $255,000, $1,179,000 and $1,614,000, respectively; sales to Japan represented $715,000, $744,000 and $1,240,000, respectively; and sales to Latin America represented $0, $131,000 and $243,000, respectively. The Company expects to continue to derive significant revenue from international sales and therefore a significant portion of the Company's revenues will continue to be subject to the risks associated with international sales, including economic or political instability, shipping delays, changes in applicable regulatory policies, inadequate protection of intellectual property, fluctuations in foreign currency exchange rates and various trade restrictions, all of which could have a significant impact on the Company's ability to deliver products on a competitive and timely basis. Future imposition of, or significant increases in the level of, customs duties, export quotas or other trade restrictions, could have an adverse effect on the Company's business, financial condition and results of operations. In foreign countries, the Company's products are subject to a wide variety of governmental review and certification. The regulation of medical devices, particularly in the European Community, continues to expand and there can be no assurance that new laws or regulations will not have an adverse effect on the Company. See Note 1 of Notes to Consolidated Financial Statements. See "Risk Factors -- Dependence Upon International Sales."

POST-MARKETING CLINICAL STUDIES

     The Company has completed the clinical trials required for FDA approval of those products which are marketed in the United States. In addition to those trials, the Company is also sponsoring a controlled, randomized, multicenter clinical study in the United States to continue to evaluate the clinical and economic value of its core technologies. Data from this study is being accumulated and analyzed to support the marketing of the Company's current products.

     In a Comparative Performance and Pathological Study conducted by the Division of Cardiology at the University of Texas Department of Medicine, the Company's FACT catheter was compared with conventional PTCA catheters from other leading manufacturers in an animal study. The investigators concluded that the use of the FACT catheter resulted in reduced arterial damage without reduction in catheter performance as determined by catheter preparation, trackability, pushability, inflation/deflation and angiographic visualization.

     A second study is comparing the Focus PTCA catheter with conventional PTCA catheters. The Focus Lesion Expansion Optimizes Results Study ("FLEXOR Study") will evaluate the efficacy of Focus technology in improving clinical results following angioplasty procedures. Success will be measured based on the ability of Focus technology to improve the minimal lumen diameter ("MLD") of the arterial opening, to increase safety and to reduce the number of catheters necessary for PTCA procedures. Results will be interpreted in light of any procedure-related vascular complications, restenosis and occurrences of other major clinical adverse cardiac events. MLD is a commonly-used measurement of the ability of a therapeutic tool to open a blocked artery and reestablish required blood flow. The FLEXOR Study was commenced in the fourth quarter of 1996. Completion is expected in 1997.

     Certain of the Company's products which utilize Focus technology have received FDA approval for PTCA and PTA indications. However, none of these products has received FDA approval for use in stent delivery. An investigator-controlled study is currently testing the Company's Focus technology with respect to stent implantation. The Optimal Stent Implantation Study ("OSTI-2 Study") is evaluating the ability of stent delivery with Focus technology compared with conventional delivery techniques to reduce acute outcomes and restenosis rates. The study is being conducted using two patient subgroups of approximately 100 patients each divided according to vessel size. In the first group, stent delivery is being evaluated in vessels greater than three millimeters in diameter; in the second group stent delivery is being evaluated in vessels less than three millimeters in diameter. Each subgroup presents different clinical issues related to stent delivery and the OSTI-2 Study protocol is evaluating the efficacy of Focus technology in each subgroup. The OSTI-2 Study began in February 1996 and is expected to be completed in 1997.

     The Company also intends to sponsor additional studies from time to time to assess the value of, and to expand clinical indications of, its existing and new technologies. The Company is planning a clinical study to expand the clinical uses of its Focus technology catheters to include balloon dilatation of previously deployed stents in order to properly implant the stent in the arterial wall of small coronary vessels. This study will include approximately 100 patients and is expected to be completed in 1997.

STRATEGIC RELATIONSHIPS

     The Company evaluates on an ongoing basis potential strategic relationships with corporate and other partners where such relationships may complement and expand CVD's research, development, sales and marketing capabilities. The Company is currently a party to four such agreements, described below.

     Advanced CardioVascular Systems, Inc. In January 1995, the Company entered into a license agreement with ACS. The parties subsequently confirmed their understanding with respect to certain matters in a second agreement dated March 4, 1996 (collectively, the "ACS Agreements"). Under the ACS Agreements, the Company acquired certain rights to ACS' SmartNeedle technology, subject to the payment of certain royalties. ACS was granted the option to acquire the exclusive worldwide rights to certain CVD perfusion technology, which ACS exercised on February 14, 1996. As a result, ACS has an exclusive worldwide right to develop, manufacture and market the Company's MAC I product line. In exchange for this technology, ACS is obligated to make milestone and minimum annual royalty payments to CVD, and also has certain obligations to develop and market the technology. In addition, in the event that CVD develops a product which combines coronary balloon angioplasty, perfusion and drug delivery technology on the same catheter, ACS will have certain rights to license such product. The ACS Agreements may be terminated upon 60 days notice in the event of a breach by the other party, subject to the breaching party's right to cure, or by ACS upon 30 days notice without cause.

     SCIMED Life Systems, Inc. The Company has entered into a Stock Purchase and Technology License Agreement, dated September 10, 1994, with SCIMED (the "SCIMED Agreement"). Pursuant to the SCIMED Agreement, SCIMED purchased a 19% equity position in the Company. SCIMED was also granted an exclusive worldwide license to certain combined site-specific drug delivery and coronary angioplasty technology, including the Company's Transport products, for use in the cardiovascular field in exchange for license and royalty fees. The SCIMED Agreement also requires CVD to provide certain technical assistance and to perform additional research and development relating to the licensed technology in exchange for fees and reimbursement of expenses. In the event that CVD's SCIMED-funded research and development efforts result in improvements to the licensed technology, SCIMED will have an exclusive worldwide license to the technology in the cardiovascular field and a non-exclusive license outside the cardiovascular field, both of which are subject to the payment of royalties. The SCIMED Agreement may be terminated in the event of breach on 90 days notice by the non-breaching party (or on 30 days notice in certain limited circumstances) or by SCIMED upon 180 days notice.

     Fukuda Denshi Co., Ltd. The Company entered into a Distribution Agreement, dated May 28, 1993, with Fukuda Denshi Co., Ltd. (the "Fukuda Agreement"), whereby Fukuda served as CVD's exclusive distributor for certain of the Company's products in Japan. In exchange for this exclusive distributorship, Fukuda paid a fee to CVD in addition to payments owing upon the purchase of the products. Fukuda also agreed to undertake all necessary clinical trials to obtain approval from Japanese regulatory authorities for the sale of the products in Japan. Fukuda's purchases under the Fukuda Agreement are subject to certain minimum requirements. The initial term of the Fukuda Agreement expires on May 31, 1998, subject to a five-year extension. The Fukuda Agreement may also be terminated in the event of breach upon 90 days notice by the non-breaching party. In July 1995 and May 1996, the distribution agreement with Fukuda was amended to grant Fukuda exclusive distribution rights to additional CVD products. Under these amendments, the Company received $750,000 which converted into the right to receive 62,500 shares of Common Stock upon the consummation of the Company's initial public offering on June 19, 1996. Fukuda received these shares on November 29, 1996. The Company recently informed Fukuda of its decision to terminate the existing Fukuda Agreement and does not expect that any obligations will arise as a result of such termination. The Company expects that Fukuda will continue to distribute its products at least through 1997. The Company is currently negotiating with several distributors, including Fukuda, regarding a new distribution agreement for the Japanese market.

     EndoSonics Corporation. The Company has entered into a license agreement with EndoSonics, dated December 22, 1995 (the "EndoSonics Agreement"), pursuant to which CVD granted EndoSonics the non-exclusive, royalty-free right to CVD's Focus technology for the development and sale of a combined Focus/Ultrasound product. In exchange, CVD received the non-exclusive, royalty-free right to submit PMA supplement applications utilizing an EndoSonics PMA as a reference and to manufacture and distribute CVD products as a supplement to the EndoSonics PMA. The EndoSonics Agreement may be terminated in the event of breach upon 60 days notice by the nonbreaching party, subject to the breaching party's right to cure. In the event of termination, the Company would be prohibited from submitting new PMA supplements referencing the EndoSonics PMA and would be required to seek independent FDA approval for such products, which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in March of 1996, EndoSonics purchased 400,000 shares of CVD's Series B Preferred Stock for a purchase price of $8,000,000, that converted into 800,000 shares of Common Stock upon the consummation of the Company's initial public offering on June 19, 1996. See "Certain Transactions -- Relationship with EndoSonics Corporation."

     Medtronic, Inc. On July 15, 1996, the Company entered into co-distribution agreements with Medtronic, providing for the co-distribution of the Company's FACT, CAT and ARC balloon angioplasty catheters. Under the terms of these agreements, Medtronic will purchase a minimum number of angioplasty catheters manufactured by the Company for distribution worldwide for a period of up to three years. If the Company is unable to meet its delivery obligations regarding the purchased catheters, up to 60% of the Company's manufacturing capacity will be devoted to manufacturing such catheters for Medtronic. Specific products to be distributed by Medtronic will differ in individual country markets. The initial term of the Medtronic agreements is for a period of three years from the date of first delivery of a product. The agreements may be terminated in the event of breach upon notice by the nonbreaching party, subject to the breaching party's right to cure.

PATENTS AND PROPRIETARY INFORMATION

     The Company's policy is to protect its proprietary position by, among other methods, filing U.S. and foreign patent applications to protect technology, inventions and improvements that are important to the development of its business. The Company has eleven issued U.S. patents covering certain aspects of its catheter technology and licenses, and additional patents relating to the vascular access and IDI stent technology. No assurance can be given that any issued patents will provide competitive advantages for the Company's products, or that they will not be challenged or circumvented by competitors.

     The interventional cardiovascular market in general and the balloon angioplasty catheter market (including the type of catheters offered by CVD) in particular have been characterized by substantial litigation regarding patent and other intellectual property rights. There can be no assurance that the Company's products do not infringe such patents or rights. During 1996, the Company received a notice of potential trademark infringement regarding the Company's use of the term "focal" in connection with the Company's balloon angioplasty catheter. CVD entered into an agreement which prohibits the Company from using this term. The Company has since ceased any use thereof. In the event that any such third-parties assert claims against the Company for patent infringement and such patents are upheld as valid and enforceable, the Company could be prevented from utilizing the subject matter claimed in such patents, or would be required to obtain licenses from the owners of any such patents or redesign its products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be so on terms acceptable to the Company or that the Company would be successful in any attempt to redesign its products or processes to avoid infringement. In addition, foreign intellectual property laws may not provide protection commensurate with that provided by U.S. intellectual property laws, and there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The Company also relies on trade secrets and proprietary technology and enters into confidentiality and non-disclosure agreements with its employees, consultants and advisors. There can be no assurance that the confidentiality of such trade secrets or proprietary information will be maintained by employees, consultants, advisors or others, or that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors in such a manner that the Company has no practical recourse. Litigation may be necessary to defend against claims of infringement or invalidity, to enforce patents issued to the Company or to protect trade secrets. There can be no assurance that any such litigation would be successful. Any litigation could result in substantial costs to, and diversion of resources by, the Company and its officers, which would have a material adverse effect on its business, financial condition and results of operations. See "Risk
Factors -- Reliance on Patents and Proprietary Technology; Risk of Patent Infringement."

COMPETITION

     The Company believes that the primary competitive factors in the market for interventional cardiology devices are: clinical effectiveness, product safety, catheter size, flexibility and trackability, ease of use, reliability, price and availability of third party reimbursement. In addition, a company's distribution capability and the time in which products can be developed and receive regulatory approval are important competitive factors. The Company believes it competes favorably with respect to the foregoing factors. The Company also believes that its competitive position is dependent upon its ability to continue to develop innovative new catheter technologies and obtain rapid regulatory approval.

     Competition in the market for devices used in the treatment of cardiovascular and peripheral vascular disease is intense, and is expected to increase. The interventional cardiology market is characterized by rapid technological innovation and change, and the Company's products could be rendered obsolete as a result of future innovations. The Company's catheters and other products under development compete or will compete with catheters marketed by a number of manufacturers, including ACS, SCIMED, JJIS and Cordis Corporation, subsidiaries of Johnson & Johnson, Medtronic, Inc., C.R. Bard, Inc. and Schneider USA, a subsidiary of Pfizer, Inc. Such companies have significantly greater financial, management and other resources, established market positions, and significantly larger sales and marketing organizations than does the Company. The Company also faces competition from manufacturers of other catheter-based atherectomy devices, vascular stents and pharmaceutical products intended to treat vascular disease. In addition, the Company believes that many of the purchasers and potential purchasers of the Company's products prefer to purchase catheter products from a single source. Accordingly, many of the Company's competitors, because of their size and range of product offerings, have a competitive advantage over the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more clinically effective or cost effective than any that are being marketed or developed by the Company, or that such competitors will not succeed in obtaining regulatory approval for introducing or commercializing any such products prior to the Company. See "Risk
Factors -- Significant Competition."

THIRD-PARTY REIMBURSEMENT

     In the United States, the Company's products are purchased primarily by medical institutions, which then bill various third-party payors, such as Medicare, Medicaid, and other government programs and private insurance plans, for the health care services provided to patients. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse hospitals for medical treatment at a fixed rate based on the diagnosis-related group ("DRG") established by the U.S. HCFA. The fixed rate of reimbursement is based on the procedure performed, and is unrelated to the specific devices used in that procedure. If a procedure is not covered by a DRG, payors may deny reimbursement. In addition, some payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication. Reimbursement of interventional procedures utilizing the Company's products is currently covered under a DRG. There can be no assurance that reimbursement for such procedures will continue to be available, or that future reimbursement policies of payors will not adversely affect the Company's ability to sell its products on a profitable basis. Failure by hospitals and other users of the Company's products to obtain reimbursement from third-party payors, or changes in government and private third-party payors' policies toward reimbursement for procedures employing the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Limitations on Third-Party Reimbursement."

GOVERNMENT REGULATION

     The manufacturing and marketing of the Company's products are subject to extensive and rigorous government regulation in the United States and in other countries. The Company believes that its success will be significantly dependent upon commercial sales of improved versions of its catheter products. The Company will not be able to market these new products in the United States unless and until the Company obtains approval or clearance from the FDA. Foreign and domestic regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed.

     If a medical device manufacturer can establish that a newly developed device is "substantially equivalent" to a legally marketed Class I or Class II device, or to a Class III device that the FDA has not called for a PMA, the manufacturer may seek clearance from the FDA to market the device by filing a premarket notification with the FDA under Section 510(k) of the Federal Food, Drug, and Cosmetic Act. All of the 510(k) clearances received for the Company's catheters were based on substantial equivalence to legally marketed devices. There can be no assurance that 510(k) clearance for any future product or significant modification of an existing product will be granted or that the process will not be unduly lengthy. In addition, if the FDA has concerns about the safety or effectiveness of any of the Company's products, it could act to withdraw approval or clearances of those products or request that the Company present additional data. Any such actions would have a material adverse effect on the Company's business, financial condition and results of operations.

     If substantial equivalence cannot be established, or if the FDA determines that the device or the particular application for the device requires a more rigorous review to assure safety and effectiveness, the FDA will require that the manufacturer submit a PMA application that must be reviewed and approved by the FDA prior to sales and marketing of the device in the United States. The PMA process is significantly more complex, expensive and time consuming than the 510(k) clearance process and always requires the submission of clinical data. It is expected that certain of the Company's products under development will be subject to this PMA process. The Company currently has a non-exclusive, royalty-free right to submit PMA supplement applications utilizing an EndoSonics PMA as a reference and to manufacture and distribute CVD products as a supplement to the EndoSonics PMA. This agreement may be terminated in the event of breach upon 60 days notice by the non-breaching party, subject to the breaching party's right to cure. In the event of termination, the Company would be prohibited from submitting new PMA supplements referencing the EndoSonics PMA and would be required to seek independent FDA approval for any such products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also required to register as a medical device manufacturer with the FDA and maintain a license with certain state agencies, such as the CDHS. As such, the Company is inspected on a routine basis by both the FDA and the CDHS for compliance with GMP regulations. These regulations require that the Company manufacture its products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. The Company has also undergone and expects to continue to undergo regular GMP inspections in connection with the manufacture of its products at the Company's facilities. Further, the Company is required to comply with various FDA requirements for labeling. The Medical Device Reporting laws and regulations require that the Company provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of its devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications. CVD has received FDA approval to market the FACT and ARC catheters, which utilize the FOCUS technology, for coronary balloon angioplasty. These catheters are marketed outside the United States for use in stent deployment. However, without specific FDA approval for stent deployment, these catheters may not be marketed by the Company in the United States for such use.

     Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, government regulations may be established in the future that could prevent or delay regulatory clearance or approval of the Company's products. Delays in receipt of clearances or approvals, failure to receive clearances or approvals or the loss of previously received clearances or approvals would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

     International sales of the Company's products are subject to the registration requirements of each country. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. The Company typically relies on its distributors in such foreign countries to obtain the requisite regulatory approvals. There can be no assurance, however, that such approvals will be obtained on a timely basis or at all. In addition, the FDA must approve the export to certain countries of devices that require a PMA but are not yet approved domestically. The European Union has promulgated rules which require that medical products receive by mid-1998 the right to affix the CE mark, an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Failure to receive the right to affix the CE mark will prevent the Company from selling its products in member countries of the European Union, which would have a material adverse effect on the Company's business, financial condition and results of operations.

PRODUCT LIABILITY

     The Company faces the risk of financial exposure to product liability claims. The Company's products are often used in situations in which there is a high risk of serious injury or death. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. The Company is currently covered under a product liability insurance policy with coverage limits of $2.0 million per occurrence and $2.0 million per year in the aggregate. There can be no assurance that the Company's product liability insurance is adequate or that such insurance coverage will remain available at acceptable costs. There can be no assurance that the Company will not incur significant product liability claims in the future. A successful claim brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of the

Company's products and the Company's ability to obtain and maintain regulatory approval for its products and substantially divert the time and effort of management away from the Company's operations.

EMPLOYEES

     As of April 15, 1997, the Company had 161 employees, including 94 in manufacturing, 32 in research, development and regulatory affairs, 28 in sales and marketing and 7 in administration. The Company believes that the success of its business will depend, in part, on its ability to attract and retain qualified personnel. The Company believes it has good relations with its employees.

PROPERTIES

     Currently, the Company leases facilities aggregating approximately 33,000 square feet in Irvine, California under lease agreements which expire beginning in 1998. The Company believes that its facilities are adequate to meet its requirements through mid-1998.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The executive officers, directors and key employees of the Company, and their ages as of May 30, 1996, are as follows:

                   NAME                     AGE                      POSITION
------------------------------------------  ----    ------------------------------------------
Michael R. Henson.........................    51    President, Chief Executive Officer and
                                                      Chairman of the Board of Directors
Dana P. Nickell...........................    47    Vice President, Finance and
                                                    Administration, Chief Financial Officer
                                                      and Secretary
Harold A. Heitzmann.......................    49    Vice President, Research, Development and
                                                      Engineering
Jeffrey F. O'Donnell......................    37    Vice President, Sales and Marketing
Jeffrey H. Thiel..........................    41    Vice President, Operations
Claire K. Walker..........................    50    Vice President, Clinical Affairs
Bart R. Navarro...........................    51    Director of Research and Development
George F. Kick............................    51    Business Manager, Peripheral Products
Blair W. Breyne...........................    38    Director of International Market
                                                    Development
Robert J. Imdieke.........................    43    Manager, Quality Assurance
Mitchell Dann(1)..........................    36    Director
William G. Davis(1).......................    65    Director
Gerard von Hoffmann(2)....................    41    Director
Edward M. Leonard(2)......................    55    Director

---------------
(1) Member of Compensation Committee

(2) Member of Audit Committee

     Michael R. Henson joined the Company as President and Chief Executive Officer in February 1995. Prior to joining CVD, Mr. Henson served as the Chief Executive Officer of EndoSonics from 1988 to February 1995. He was appointed Chairman of the Board of Directors of EndoSonics in February 1993. Between April 1983 and February 1988, Mr. Henson served as President and Chief Executive Officer of Trimedyne, Inc., a manufacturer of medical lasers and catheters. Prior to joining Trimedyne in 1983, Mr. Henson held positions as Vice President for G.D. Searle & Company, Director of Marketing for the Hospital Products Division of Abbott Laboratories, and Marketing Manager for Bristol Myers and Company. Mr. Henson is also a director of Urologix, Inc.

     Dana P. Nickell joined the Company as Vice President, Finance and Administration and Chief Financial Officer in December 1995 and was appointed Secretary in May 1996. Prior to joining CVD he was Chief Financial Officer of Innerspace Inc., a medical device manufacturer which filed for bankruptcy protection in 1995, from May 1994 to April 1995. From August 1993 until April 1994, Mr. Nickell served as Chief Financial Officer of Masimo Corporation, a developer of pulse oximeter technology. Between November 1988 and June 1993, Mr. Nickell was Chief Financial Officer and Vice President, Finance, Administration and Business Development of EndoSonics. He also served as Secretary of EndoSonics from January 1990 to August 1992. Mr. Nickell is a Certified Public Accountant.

     Harold A. Heitzmann, Ph.D., joined the Company as Vice President, Research, Development and Engineering in March 1997. From September 1995 to February 1997, Dr. Heitzmann was Vice President, Catheter Development for Cardiac Pathways. From September 1991 to April 1995, Dr. Heitzmann was Director of Engineering at Innerspace, Inc., a medical device company. From 1983 to September 1991, Dr. Heitzmann held various engineering management positions with Baxter Healthcare Corporation, most recently as Director of Advanced Cardiology Projects.

     Jeffrey F. O'Donnell has served as Vice President, Sales & Marketing at the Company since November 1995. Prior to joining CVD, Mr. O'Donnell served as President and Vice President of Marketing and Business Development of Kensey Nash Corporation, a medical device manufacturer, from January 1994 to May 1995. From 1988 to 1994 Mr. O'Donnell held various sales and regional management positions at ACS. Prior to working at ACS, Mr. O'Donnell held senior sales and marketing positions with Boston Scientific and Johnson & Johnson.

     Jeffrey H. Thiel has served as Vice President, Operations since October 1996. Prior to joining CVD, Mr. Thiel served as Director of Operations of BEI Medical Systems from May 1995 to October 1996. From July 1989 to November 1994, Mr. Thiel held various Manufacturing and Operation Management positions with St. Jude Medical.

     Claire K. Walker joined the Company in November 1994 as Director of Clinical Affairs of the Company. In April 1997, she became Vice President, Clinical Affairs. From May 1992 to November 1994, Ms. Walker provided clinical marketing consulting services to CVD. From September 1990 to November 1992, Ms. Walker served as a principal of CKW and Associates providing project specific consulting services to InterVentional Technologies, Inc., a medical device company. From July 1981 to August 1988, Ms. Walker was employed by ACS as a clinical specialist and from 1984 through 1988 worked as a direct sales representative. Ms. Walker also worked as a cardiovascular catheterization laboratory nurse.

     Bart R. Navarro joined the Company in February 1995 as Director of Manufacturing. In January 1997, he became Director of Research and Development. From September 1989 to February 1995, Mr. Navarro served as Director of Manufacturing for Eclipse Surgical Technologies, Inc. From March 1985 to September 1989, Mr. Navarro served as Manager of Manufacturing for MCM Laboratories, Inc., a medical device manufacturer. From June 1981 to March 1985, Mr. Navarro served as a Process Engineer for Manufacturing for ACS.

     George F. Kick joined the Company in March 1995 and served as Director of U.S. Marketing until December 1995 when he became the Business Manager, Peripheral Products. From January 1992 to March 1995, Mr. Kick worked as a consultant and project manager at NeuroNavigational, a medical device manufacturer, developing minimally invasive vascular surgical systems for arterial bypass in the leg. From February 1979 to December 1991, he served as President of Dynamic Concepts, a cardiovascular distribution company, representing Trimedyne, Telectronics, CryoLife and other high tech start-up companies.

     Blair W. Breyne joined the Company in January 1994 and has served as Director of International Market Development for the Company since January 1995. From January 1994 through December 1994, Ms. Breyne served as Manager of International Market Development. Prior to joining the Company, Ms. Breyne was employed by EndoSonics from May 1990 through December 1993 as Manager and National Manager of Sales and Clinical Applications.

     Robert J. Imdieke joined the Company as Manager of Quality Assurance in January 1995. Prior to joining CVD, Mr. Imdieke served as Manager, Quality Assurance at Imagyn Medical, Inc. from June 1991 to January 1995. From December 1989 until February 1991, he served as Quality Control Supervisor at Advanced Interventional Systems. Mr. Imdieke also served as Quality Assurance Manager at Trimedyne, Inc. from November 1984 through May 1989.

     Mitchell Dann joined the Company as a director in April 1996. Since April 1991, Mr. Dann has been President of M. Dann & Co., Inc., a venture capital advisory firm. From October 1982 to April 1991, he co-founded and held the position of Managing Partner at IAI Venture Capital Group, the venture capital division of Investment Advisors, Inc. Mr. Dann is Chairman of the Board of Urologix, Inc.

     William G. Davis joined the Company as a director in January 1995. Mr. Davis is an independent business consultant. From 1957 to 1984, Mr. Davis was associated with Eli Lilly and Company. He served as Executive Vice President, Eli Lilly International Corporation, from 1972 to 1975, Executive Vice President, Pharmaceutical Division, from 1975 to 1982, and President, Medical Instrument Systems Division, from 1982 until his retirement in 1984. Mr. Davis is also a director of ALZA Corporation, Collagen Corporation, EndoSonics and Target Therapeutics, Inc.

     Gerard von Hoffmann joined the Company as a director in April 1996. He has been with the law firm of Knobbe, Martens, Olson & Bear LLP since 1986 and has been a partner since 1989.

     Edward M. Leonard was appointed as a director in April 1996. He has been a partner in the law firm of Brobeck, Phleger & Harrison LLP since 1977. Mr. Leonard is also a director of EndoSonics.

     The Company currently has authorized five directors. Each director holds office until the next annual meeting of stockholders or until his successor is duly elected and qualified. The officers serve at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established a Compensation Committee and an Audit Committee. The Compensation Committee establishes salaries, incentives and other forms of compensation for directors, officers and other employees of CVD, administers the various incentive compensation and benefit plans (including the Company's stock plans) of CVD and recommends policies relating to such incentive compensation and benefit plans. The Audit Committee reviews the need for internal auditing procedures and the adequacy of internal controls and meets periodically with management and the independent auditors. The Board of Directors may establish additional committees from time to time.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth the compensation earned by the Company's Chief Executive Officer, and the two other executive officers whose compensation for the 1996 fiscal year was in excess of $100,000 (the "Named Officers"), for services rendered in all capacities to the Company for each of the last two fiscal years. No other executive officers received compensation in excess of $100,000 for each of the last two fiscal years. No executive officer who would have otherwise been includable in such table on the basis of salary and bonus earned for the 1996 fiscal year resigned or terminated employment during that year.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM
                                                                                      COMPENSATION
                                                                                      ------------
                                                                                         AWARDS
                                                                                      ------------
                                                         ANNUAL COMPENSATION             SHARES
                                                    -----------------------------      UNDERLYING
           NAME AND PRINCIPAL POSITION              YEAR     SALARY(1)     BONUS        OPTIONS
--------------------------------------------------  ----     --------     -------     ------------
Michael R. Henson.................................  1996     $200,000     $60,000        130,000
  President and Chief Executive Officer             1995      189,850      70,000        250,000
Dana P. Nickell...................................  1996      108,000      19,440             --
  Vice President, Finance and Administration        1995        5,934          --             --
Jeffrey F. O'Donnell..............................  1996      179,200      15,000             --
  Vice President, Sales and Marketing               1995        8,585       4,000             --

---------------

(1) Includes amounts contributed by the Named Officers to the Company's 401(K) Plan.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information with respect to the stock option grants made during the 1996 fiscal year under the Company's 1996 Stock Option/Stock Issuance Plan to the Named Officers. No stock appreciation rights were granted during such fiscal year to the Named Officers.

                                          INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                          --------------------------------------------------               VALUE
                                        % OF TOTAL                                AT ASSUMED ANNUAL RATES
                          NUMBER OF      OPTIONS                                      OF STOCK PRICE
                          SECURITIES    GRANTED TO    EXERCISE                       APPRECIATION FOR
                          UNDERLYING   EMPLOYEES IN    OR BASE                          OPTION TERM
                           OPTIONS        FISCAL        PRICE     EXPIRATION     -------------------------
          NAME            GRANTED(1)     YEAR(2)      ($/SH)(3)      DATE         5%($)(4)      10%($)(4)
------------------------  ----------   ------------   ---------   ----------     ----------     ----------
Michael R. Henson.......    130,000        40.75%      $ 12.50    11/03/2006     $1,021,954     $2,589,831
Dana P. Nickell.........         --           --            --            --             --             --
Jeffrey F. O'Donnell....         --           --            --            --             --             --

---------------

(1) The option listed in the table was granted under the Company's 1996 Stock Option/Stock Issuance Plan. The option was granted on November 4, 1996, and has a maximum term of ten years measured from the grant date, subject to earlier termination upon the optionee's termination of service with the Company. Twenty-five percent (25%) of the options are exercisable upon the optionee's completion of one year of service measured from November 4, 1996, and as to the balance of the option shares in a series of successive equal monthly installments upon the optionee's completion of each additional month of service over the next 36 months thereafter.

(2) Based upon options granted for an aggregate of 319,000 shares to employees in 1996, including the Named Officers.

(3) The exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise. The Compensation Committee of the Board of Directors, as the Plan Administrator of the Company's 1996 Stock Option/Stock Issuance Plan, has the discretionary authority to reprice the options through the cancellation of those options and the grant of replacement options with an exercise price based on the fair market value of the option shares on the grant date.

(4) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The table below sets forth information concerning the exercise of options during the 1996 fiscal year and unexercised options held by the Named Officers as of the end of such year. No stock appreciation rights were exercised by the Named Officers during such fiscal year or were outstanding at the end of that year.

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                              SHARES                       UNDERLYING UNEXERCISED             IN-THE-MONEY
                             ACQUIRED     AGGREGATE           OPTIONS AT FY-END          OPTIONS AT FY-END($)(2)
                                ON          VALUE        ---------------------------   ---------------------------
           NAME              EXERCISE   REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------  --------   --------------   -----------   -------------   -----------   -------------
Michael R. Henson..........   66,000       $438,900         50,667        263,333      $   602,000    $ 1,646,000
Dana P. Nickell............        0              0         14,000         42,000          161,000        483,000
Jeffrey F. O'Donnell.......        0              0         25,000         75,000          288,000        863,000

---------------

(1) Based on the deemed fair value (as determined by the Board) for options exercised prior to the initial public offering, less the exercise price payable for such shares.

(2) Based on the fair market value of the Company's Common Stock at year-end, $13.00 per share, less the exercise price payable for such shares.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company's Board was formed in May 1996, and the members of the Compensation Committee are Messrs. Davis and Dann. Neither of these individuals was at any time during the fiscal year ended December 31, 1996, or at any other time, an officer or employee of the Company. No member of the Compensation Committee of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

1996 STOCK OPTION/STOCK ISSUANCE PLAN

     The Company's 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") serves as the successor equity incentive program to the Company's 1995 Stock Option Plan (the "Predecessor Plan"). The 1996 Plan was adopted by the Board of Directors and approved by the stockholders on May 1, 1996, (the "Effective Date"). On April 8, 1997 the Board of Directors amended the 1996 Plan to (i) increase the number of shares authorized for issuance thereunder, (ii) render non-employee Board members eligible to participate in the Discretionary Option Grant and Stock Issuance Programs and (iii) make certain other changes to take advantage of amendments made in 1996 to Rule 16b-3 of the Securities and Exchange Commission which exempts certain officer and director transactions under the 1996 Plan from the short-swing profit liability provisions of the Federal securities laws. The amendments to the 1996 Plan were approved by the Company's stockholders at the 1997 Annual Meeting. Under the 1996 Plan, 1,900,000 shares of Common Stock have been authorized for issuance. This share reserve is comprised of (i) the 1,200,000 shares which remained available for issuance under the Predecessor Plan as of the Effective Date, including the shares subject to outstanding options thereunder and (ii) the 700,000-share increase adopted by the Board of Directors in April 1997 and approved by the stockholders at the 1997 Annual Meeting. The outstanding options under the Predecessor Plan were incorporated into the 1996 Plan on the Effective Date, and no further option grants will be made under the Predecessor Plan after such date. The incorporated options will continue to be governed by their original terms, unless the Plan Administrator elects to extend one or more features of the 1996 Plan to those options. However, except as otherwise noted below, the outstanding options under the Predecessor Plan contain substantially the same terms and conditions specified below for the Discretionary Option Grant Program in effect under the 1996 Plan. In no event may any one participant in the 1996 Plan receive option grants or direct stock issuances for more than 800,000 shares in the aggregate over the term of the Plan.

     The 1996 Plan is divided into three separate components: (i) the Discretionary Option Grant Program under which eligible individuals may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price not less than 85% of their fair market value on the grant date, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services and (iii) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at an exercise price equal to 100% of their fair market value on the grant date.

     The Discretionary Option Grant and Stock Issuance Programs are administered by the Compensation Committee. The Compensation Committee as Plan Administrator has complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

     Under the 1996 Plan, upon an acquisition of the Company by merger or asset sale or a hostile take-over of the Company, each outstanding option and unvested stock issuance will be subject to accelerated vesting under certain circumstances. The options granted under the Predecessor Plan will be assumed or replaced in a merger or asset sale but do not include any acceleration provisions in connection with such a merger or asset sale or upon a hostile take-over, although such options may be accelerated at the discretion of the Plan Administrator.

     Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock. No stock appreciation rights exist with respect to options currently outstanding under the Predecessor Plan.

     The Plan Administrator has the authority to effect the cancellation of outstanding options under the Discretionary Option Grant Program (including options incorporated from the Predecessor Plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Common Stock on the new grant date.

     Under the Automatic Option Grant Program, each non-employee Board member serving on June 19, 1996, the date the Underwriting Agreement for the initial public offering was executed, received an option grant on such date for 5,000 shares of Common Stock. Each individual who first becomes a non-employee Board member thereafter will receive a 5,000-share option grant on the date such individual joins the Board provided such individual has not been in the prior employ of the Company. In addition, at each Annual Stockholders Meeting, each individual who is to continue to serve as a non-employee Board after the meeting will receive an additional option grant to purchase 5,000 shares of Common Stock whether or not such individual has been in the prior employ of the Company.

     Each automatic grant will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee's service as a non-employee Board member cease prior to vesting in the shares. The initial 5,000-share grant will vest in four equal and successive annual installments over the optionee's period of Board service. Each additional annual 5,000-share grant will vest upon the optionee's completion of one year of Board service measured from the grant date. However, each outstanding option will immediately vest upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

     The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate on April 30, 2006, unless sooner terminated by the Board.

NON-EMPLOYEE BOARD MEMBER REMUNERATION

     The Company has adopted a policy under which each non-employee board member receives a cash payment in the amount of $1,500 per quarter.

EMPLOYEE STOCK PURCHASE PLAN

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the stockholders on May 1, 1996. The Purchase Plan is designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of Common Stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan, and a reserve of 200,000 shares of Common Stock has been established for this purpose.

     The Purchase Plan will be implemented in a series of successive offering periods, each with a maximum duration of twenty-four months. The initial offering period began on June 19, 1996, the day the Underwriting Agreement for the initial public offering was executed, based on the initial public offering price and will end on the last business day in July 1998. Each offering period will be comprised of successive purchase intervals, each having a duration of six months. However, the first purchase interval under the initial offering period began on June 19, 1996 and ended in January 31, 1997. Shares of Common Stock will be purchased for each participant at the end of each purchase interval during the offering period. If the fair market value of the Common Stock on any purchase date in the offering period is less than the fair market value of the Common Stock at the start of the offering period, then that offering period will terminate and a new offering period will automatically commence on the next business day following that purchase date.

     Payroll deductions may not exceed 10% of base salary for each purchase interval. The purchase price per share will be 85% of the lower of (i) the fair market value of the Common Stock on the participant's entry date into the offering period or (ii) the fair market value on the semi-annual purchase date. In no event may any participant purchase more than 950 shares of Common Stock on any purchase date.

     The Board may terminate the Purchase Plan at any time. The Purchase Plan will terminate in all events on the last business day in July 2006.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability (i) for any breach of such director's duty of loyalty to the corporation, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which a director derives an improper personal benefit.

     The Company's Bylaws provide that the Company will indemnify its directors and may indemnify its officers, employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of an indemnified party and permits the Company to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer, employee or other agent of the Company upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification.

     The Company has entered into separate indemnification agreements with each of its directors. These agreements require the Company, among other things, to indemnify such director against expenses (including attorneys' fees), judgments, fines and settlements (collectively, "Liabilities") paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director of the Company (other than Liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by the Company.

     The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. At present the Company is not aware of any pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     The Company does not presently have any employment contracts in effect with any of its executive officers.

     The Compensation Committee as Plan Administrator of the 1996 Plan has the authority to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options held by the Chief Executive Officer and any other executive officers or the shares of Common Stock subject to direct issuances held by such individual, in connection with certain changes in control of the Company or the subsequent termination of the officer's employment following the change in control event.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH ENDOSONICS CORPORATION

     On June 15, 1992, EndoSonics acquired a 40% interest in CVD in exchange for $568,000 in cash. Upon completion of this investment, EndoSonics' President and Chief Executive Officer owned a 19% equity interest in CVD and served as Chairman of the Board. Pursuant to an Agreement and Plan of Reorganization between EndoSonics and CVD signed on June 9, 1993, EndoSonics acquired all of the outstanding capital stock of CVD in exchange for $335,000 in cash and 250,000 shares of EndoSonics' Common Stock with an aggregate market value of $1,563,000. Pursuant to the terms of the Agreement and Plan of Reorganization, in June 1995, EndoSonics became obligated to issue 50,000 shares of its Common Stock with an aggregate market value of $488,000, to the former shareholders of CVD because the market price of EndoSonics' stock did not exceed a specified price for a specified period during the two-year period following the acquisition. On March 29, 1996, EndoSonics acquired 400,000 shares of Series B Preferred Stock for a purchase price of $8,000,000, which converted into 800,000 shares of Common Stock upon the consummation of the initial public offering.

     During 1994 and 1995, EndoSonics manufactured certain of the Company's catheter products. Total purchases from EndoSonics during 1994 and 1995 amounted to $0.8 million and $0.2 million, respectively. In addition, during 1994 EndoSonics performed certain billing and collection services for the Company in return for a fee per invoice which amounted to $10,000. In addition, since August 1993, certain of the Company's corporate expenses, including Mr. Henson's salary, were paid by EndoSonics and accounting, cash management and other administrative services were performed by EndoSonics. Pursuant to this arrangement, the Company paid EndoSonics an aggregate of $227,000, $340,000 and $156,000 for 1994, 1995 and 1996, respectively. In addition, EndoSonics paid Mr. Henson's bonus for 1995. See "Management -- Executive Compensation."

     The Company entered into a license agreement with EndoSonics, dated December 22, 1995 (the "EndoSonics Agreement"), pursuant to which CVD granted EndoSonics the non-exclusive, royalty-free right to CVD's Focus technology for the development and sale of a combined Focus/Ultrasound product. In exchange, CVD received the non-exclusive, royalty-free right to submit PMA supplement applications utilizing an EndoSonics PMA as a reference and to manufacture and distribute CVD products as a supplement to the EndoSonics PMA. The EndoSonics Agreement may be terminated in the event of breach upon 60 days notice by the non-breaching party, subject to the breaching party's right to cure.

     CVD and EndoSonics have entered into certain agreements for the purpose of defining the ongoing relationship between the two companies. EndoSonics owned approximately 84% of the outstanding voting capital stock of CVD prior to the initial public offering and currently owns approximately 44% of CVD's Common Stock. Accordingly, these agreements are not the result of arm's-length negotiations between independent parties.

     CVD and EndoSonics have entered into a Tax Allocation Agreement that provides, among other things, for (i) the allocation of tax liabilities and adjustments thereto as between the business of the Company and other businesses conducted by EndoSonics and its affiliates related to periods in which the Company is includable in consolidated federal income tax returns filed by EndoSonics, (ii) the allocation of responsibility for filing tax returns and
(iii) the conduct of and responsibility for taxes owed in connection with tax audits and various related matters, as described below.

     EndoSonics has agreed to indemnify CVD for any federal and state income tax liability arising out of any audit with respect to periods ending prior to the closing of the Company's initial public offering and for which CVD was included in EndoSonics' consolidated federal income tax return or a state unitary or combined return. In addition, with respect to periods for which CVD is included in EndoSonics' federal consolidated or state unitary tax return, EndoSonics shall control the filing of such returns and the conduct of any audits thereof. With respect to periods following the closing of the initial public offering, the Company will file its own federal income tax return and will not be included in EndoSonics' federal return. The Company will initially be included in certain unitary or combined returns for state tax purposes. To the extent this occurs, this agreement generally treats the Company as a separate taxpayer and charges the Company with its separate tax return liability.

     EndoSonics and CVD have entered into a Stockholder Agreement providing that all transactions between the Company and EndoSonics or any affiliate of EndoSonics must be approved by a special committee of CVD's Board of Directors comprised of two directors who are not officers, directors, employees or affiliates of EndoSonics. The members of this committee are Mitchell Dann and Gerard von Hoffmann. No transactions between the Company and EndoSonics are currently contemplated. During the effective term of the Agreement, EndoSonics may not vote to eliminate from the Company's Certificate of Incorporation provisions requiring cumulative voting for the election of directors. The provisions of the Agreement became effective upon the consummation of the initial public offering and terminate on the earlier of seven years from the date of the Agreement or on the date EndoSonics beneficially owns less than 25% of CVD's Common Stock.

     On January 27, 1997, EndoSonics announced that the EndoSonics Board of Directors had approved a dividend distribution of one CVD share for every 25 EndoSonics shares. The distribution is expected to take place in the second half of 1997 to EndoSonics Stockholders then of record. The exact record date and date of distribution have not yet been determined.

     EndoSonics and CVD have entered into a Registration Rights Agreement in connection with the acquisition of Cardiometrics by EndoSonics which provides that CVD will use its best efforts to register under the Securities Act, the CVD shares held by EndoSonics for distribution to Cardiometrics' stockholders in the Merger. EndoSonics has agreed to bear all expenses incurred in connection with such registration.

OTHER TRANSACTIONS

     On September 10, 1994, the Company entered into a Stock Purchase and Technology License Agreement with SCIMED (the "SCIMED Agreement"). Pursuant to the SCIMED Agreement, SCIMED purchased a 19% equity position in the Company for a purchase price of $2,500,000. SCIMED was also granted an exclusive worldwide license to certain site-specific drug delivery/PTCA technology for use in the cardiovascular field in exchange for license and royalty fees. The SCIMED Agreement also requires CVD to provide certain technical assistance and to perform additional research and development relating to the licensed technology in exchange for fees and reimbursement of expenses, respectively. In the event that CVD's SCIMED-funded research and development efforts result in improvements to the licensed technology, SCIMED will have an exclusive worldwide license to the technology in the cardiovascular field and a non-exclusive license outside the cardiovascular field, both of which are subject to the payment of royalties. The SCIMED Agreement may be terminated in the event of breach on 90 days notice by the non-breaching party (or on 30 days notice in certain limited circumstances) or by SCIMED upon 180 days notice.

     In connection with the adoption of the Predecessor Plan, the Company issued a warrant to SCIMED in June 1995 to purchase 40,000 shares of Series A Preferred Stock at an exercise price of $6.58 per share in exchange for a waiver of SCIMED's anti-dilution rights under the SCIMED Agreement. The Company subsequently issued a warrant for an additional 20,000 shares of Series A Preferred at $6.58 per share in connection with an increase in the number of shares reserved for issuance under the Predecessor Plan. Following the consummation of the initial public offering, these warrants became exercisable for 80,000 shares of Common Stock and 40,000 shares of Common Stock, respectively, at an exercise price of $3.29 per share.

     On June 15, 1996, CVD extended a loan in the amount of $150,000, to Jeffrey
F. O'Donnell, the Company's Vice President of Sales and Marketing. The note was secured by a second deed of trust on Mr. O'Donnell's home and has a five-year term with interest compounding semi-annually at 6%. The principal and interest will be due five years from the date of the note.

     On September 16, 1996, the Company extended an interest free loan to Michael Henson in the amount of $175,000. The principal amount of the loan will be due in full on September 19, 1998. The Company secured the note by a deed of trust on certain real property owned by Mr. Henson.

     On January 24, 1997, the Company extended a loan in the amount of $100,000 to Jeffrey H. Thiel, the Company's Vice President of Operations. The note was secured by a second deed of trust on Mr. Thiel's home and has a five-year term with interest compounding semi-annually at 6%. The principal and interest will be due five years from the date of the note.

     Edward M. Leonard and Gerard von Hoffmann, directors of the Company, are members of the law firms of Brobeck, Phleger & Harrison LLP and Knobbe Martens, Olson & Bear LLP, respectively. Both of these firms render legal services to the Company.

     It is the Company's policy that all interested-party transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following tables set forth certain information regarding beneficial ownership of the Company's Common Stock as of April 15, 1997 and as of the consummation of the Merger, by (i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the Company's directors, (iii) the Named Officer and (iv) all current officers and directors as a group.

                                                     NUMBER                      NUMBER      PERCENT OF
                                                    OF SHARES    PERCENT OF    OF SHARES    OUTSTANDING
                                                   BENEFICIALLY  OUTSTANDING   REGISTERED   SHARES AFTER
          NAME OF PRINCIPAL STOCKHOLDER            OWNED(1)(2)     SHARES       FOR SALE    DISTRIBUTION
-------------------------------------------------  -----------   -----------   ----------   ------------
EndoSonics Corporation...........................   4,040,000       44.38%      1,488,528       28.03%
  6616 Owens Drive
  Pleasanton, CA 94588
Boston Scientific Corporation(3).................     766,000        8.41              --        8.41
  One Boston Scientific Place
  Natick, MA 01760
Wells Fargo Bank, N.A.(4)........................     642,500        7.06              --        7.06
  464 California Street
  San Francisco, CA 94163
Scudder, Stevens & Clark, Inc.(5)................     584,300        6.42              --        6.42
  345 Park Avenue
  New York, New York 10154
Michael R. Henson(6).............................     142,708        1.56              --        1.56
Mitchell Dann(7).................................       7,500           *              --           *
William G. Davis(8)..............................       9,125           *              --           *
Gerard von Hoffmann(9)...........................       6,150           *              --           *
Edward M. Leonard(10)............................       6,807           *              --           *
Dana P. Nickell(11)..............................      18,033           *              --           *
Jeffrey F. O'Donnell(12).........................      35,416           *              --           *
All directors and officers as a group (13
  persons)(13)...................................     316,835        3.29              --        3.29

---------------
  *  Represents beneficial ownership of less than 1%.

 (1) The number of shares of Common Stock beneficially owned includes any shares issuable pursuant to stock options that may be exercised within 60 days after April 15, 1997. Shares issuable pursuant to such options are deemed outstanding for computing the percentage of the person holding such options but are not deemed to be outstanding for computing the percentage of any other person.

 (2) The number of shares of Common Stock outstanding includes the 2,074,064 shares of Common Stock being registered by the Company hereunder.

 (3) Pursuant to a Schedule 13G filed with the Commission on February 14, 1997, Boston Scientific Corporation reported that as of December 31, 1996 it had sole voting and investment power over 880,000 shares. Boston Scientific Corporation provided further information to the Company that it sold 114,000 shares on March 7, 1997. Includes warrants to purchase 120,000 shares of the Company's Common Stock.

 (4) Pursuant to a Schedule 13G filed with the Commission on February 14, 1997, Wells Fargo Bank, N.A. reported that as of December 31, 1996 it had shared investment power over such 642,500 shares, sole voting power over 561,600 of such shares and shared voting power over 1,500 of such shares.

 (5) Pursuant to a Schedule 13G filed with the Commission on February 10, 1997, Scudder Stevens & Clark, Inc. reported that as of December 31, 1996 it had sole investment power over such 584,300 shares, sole voting power over 181,900 of such shares and shared voting power over 290,300 of such shares.

 (6) Includes 26,208 shares subject to options exercisable within 60 days after April 15, 1997.

 (7) Includes 5,000 shares subject to options exercisable within 60 days after April 15, 1997.

 (8) Includes 7,125 shares subject to options exercisable within 60 days after April 15, 1997.

 (9) Includes 5,000 shares subject to options exercisable within 60 days after April 15, 1997.

(10) Includes 5,000 shares subject to options exercisable within 60 days after April 15, 1997.

(11) Includes 17,833 shares subject to options exercisable within 60 days after April 15, 1997.

(12) Includes 35,416 shares subject to options exercisable within 60 days after April 15, 1997.

(13) Includes 196,497 shares subject to options exercisable within 60 days after April 15, 1997.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     As of April 15, 1997, there were 9,103,459 shares of Common Stock outstanding that were held of record by 75 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued are fully paid and nonassessable.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  Certificate of Incorporation and Bylaws

     The Certificate of Incorporation provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. The Bylaws provide that the Company's stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of the Company's capital stock. These provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors -- Effect of Certain Charter Provisions; Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law."

  Delaware Takeover Statute

     The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services. Its address is 400 South Hope Street, Fourth Floor, Los Angeles, CA 90071, and its telephone number is (213) 553-9700.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of Common Stock in the public market during and after this offering could adversely affect the market price of the Common Stock. As of April 15, 1997, the Company had 9,103,459 shares outstanding. Including all of the Shares registered for sale hereby, 5,610,054 of the Company's outstanding shares are freely tradable without restriction. Approximately 2,531,768 additional shares are eligible for sale, including 1,809,768 shares held by EndoSonics, not registered for sale hereunder, and 646,000 shares held by SCIMED. Sales of any such shares in the public market could adversely affect the market price of the Common Stock. The Company has also registered 1,200,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option/Stock Issuance Plan and 200,000 shares under the Company's Employee Stock Purchase Plan. As of April 15, 1997, there were outstanding options under the Company's stock option plan to acquire approximately 1,188,000 shares. SCIMED is entitled to certain demand and piggyback registration rights with respect to its shares. If SCIMED, by exercising its demand registration rights, causes a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Common Stock. If the Company were required to include in a Company-initiated registration shares held by SCIMED pursuant to ffthe exercise of its piggyback registration rights, such sales may have an adverse effect on the Company's ability to raise needed capital.

     In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the consummation of the initial public offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least two years, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of Common Stock of the Company and the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. A person who is not an Affiliate of the Company at any time during the ninety days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following the initial public offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares.

OPTIONS

     As of April 15, 1997, options to purchase a total of approximately 229,000 shares of Common Stock pursuant to the 1996 Stock Option Plan were outstanding and exercisable and no additional shares of Common Stock were available for future option grants or direct issuances under the 1996 Stock Option/Stock Issuance Plan. See "Management -- 1996 Stock Option/Stock Issuance Plan," and Notes 11 and 13 of Notes to Financial Statements.

     Rule 701 under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than Affiliates, beginning 90 days after the consummation of the initial public offering, subject to the manner of sale provisions of Rule 144, and by Affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its two-year minimum holding period. On July 11, 1996, the Company filed a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issued or issuable pursuant to the Company's 1996 Stock Option/Stock Issuance Plan and Common Stock issuable pursuant to the Company's Employee Stock Purchase Plan. Shares covered by this registration statement are eligible for sale in the public markets, subject to the Lock-up Agreements, if applicable.

REGISTRATION RIGHTS

     SCIMED, the holder of 646,000 shares of Common Stock is entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and SCIMED, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, SCIMED is entitled to notice of such registration and is entitled to include shares of such Common Stock therein. SCIMED may also require the Company to file a registration statement under the Securities Act at the Company's expense with respect to its shares of Common Stock, and the Company is required to use its diligent reasonable efforts to effect such registration. Further, SCIMED may require the Company to file additional registration statements on Form S-3 at the Company's expense. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

     EndoSonics and CVD have entered into a Registration Rights Agreement in connection with the acquisition of Cardiometrics by EndoSonics which provides that CVD will use its best efforts to register under the Securities Act, the CVD shares held by EndoSonics for distribution to Cardiometrics' stockholders in the Merger. EndoSonics has agreed to bear all expenses incurred in connection with such registration.

                              PLAN OF DISTRIBUTION

     The Company will receive no proceeds from this offering. The Shares offered hereby may be distributed by EndoSonics directly to the former stockholders, warrantholders and optionholders of Cardiometrics in connection with the acquisition of Cardiometrics by EndoSonics, pursuant to an Agreement and Plan of Reorganization, dated as of January 26, 1997, as subsequently amended, among EndoSonics, MergerSub and Cardiometrics.

     In order to comply with certain state securities laws the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, EndoSonics will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by EndoSonics.

     All of the Shares were originally issued by the Company to EndoSonics in connection with the acquisition by EndoSonics of all of the outstanding capital stock of the Company pursuant to an Agreement and Plan of Reorganization between EndoSonics and the Company dated June 9, 1993, and in connection with the acquisition by EndoSonics of 400,000 shares of the Company's Series B Preferred Stock on March 29, 1996, which converted into 800,000 shares of Common Stock upon the consummation of the Company's initial public offering. The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof. The Shares are being registered by the Company pursuant to a registration rights agreement by and between the Company and Endosonics entered into in connection with the acquisition of Cardiometrics by EndoSonics. EndoSonics has agreed to pay all reasonable fees and expenses incident to the filing of this Registration Statement.

                                 LEGAL MATTERS

     The legality of the securities being offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of CardioVascular Dynamics, Inc. at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996..........................  F-3
Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and
  1996................................................................................  F-4
Consolidated Statements of Stockholders' Equity (Net Capital Deficiency) for the years ended December 31, 1994, 1995 and 1996..............................................  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996................................................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7
Condensed Consolidated Balance Sheets as of December 31, 1996 and March 31, 1997
  (unaudited).........................................................................  F-17
Condensed Consolidated Statements of Operations for the three month periods ended
  March 31, 1996 and 1997 (unaudited).................................................  F-18
Condensed Consolidated Statements of Cash Flows for the three month periods ended
  March 31, 1996 and 1997 (unaudited).................................................  F-19
Notes to Condensed Consolidated Financial Statements (unaudited)......................  F-20

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
CardioVascular Dynamics, Inc.

     We have audited the accompanying consolidated balance sheets of CardioVascular Dynamics, Inc. and subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (net capital deficiency) and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CardioVascular Dynamics, Inc. and subsidiary at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                 /s/ ERNST & YOUNG LLP

Orange County, California
January 30, 1997

                         CARDIOVASCULAR DYNAMICS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                               DECEMBER 31,
                                                                            ------------------
                                                                             1995       1996
                                                                            ------     -------
ASSETS
Current Assets:
  Cash and cash equivalents...............................................  $1,568     $17,192
  Marketable securities available-for-sale................................      --      25,733
  Accounts receivable, net of allowance for doubtful accounts of $180 and
     $377, respectively...................................................   1,117       2,268
  Other accounts receivable...............................................      --         320
  Inventories.............................................................     754       2,899
  Other current assets....................................................      58         162
                                                                            ------     -------
          Total current assets............................................   3,497      48,574
Property and equipment:
  Furniture and equipment.................................................     357       1,161
  Leasehold improvements..................................................     174         310
                                                                            ------     -------
                                                                               531       1,471
  Less accumulated depreciation and amortization..........................    (107)       (289)
                                                                            ------     -------
          Net property and equipment......................................     424       1,182
Notes receivable from officers............................................      --         325
Other assets..............................................................      81           3
                                                                            ------     -------
          Total assets....................................................  $4,002     $50,084
                                                                            ======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable and accrued expenses...................................  $1,684     $ 2,382
  Payable to Parent.......................................................   2,537          --
  Deferred distributorship fee revenue, current portion...................      50          50
                                                                            ------     -------
          Total current liabilities.......................................   4,271       2,432
Deferred distributorship fee revenue......................................      79          29
Convertible obligation....................................................     750          --
Commitments
Stockholders' equity (net capital deficiency):
  Convertible Preferred Stock, $.001 par value; aggregate liquidation preference of $13,160,000 as of December 31, 1995; 7,560,000 shares authorized, 2,000,000 and no shares issued and outstanding as of
     December 31, 1995 and 1996, respectively.............................       2          --
  Common Stock, $.001 par value; 30,000,000 shares authorized, no shares and 9,004,000 shares issued or outstanding at December 31, 1995 and
     1996, respectively...................................................      --           9
  Additional paid-in capital..............................................   5,670      58,869
  Deferred compensation...................................................    (345)       (376)
  Accumulated deficit.....................................................  (6,425)    (11,049)
  Unrealized gain on available-for-sale securities........................      --         170
                                                                            ------     -------
          Total stockholders' equity (net capital deficiency).............  (1,098)     47,623
                                                                            ------     -------
          Total liabilities and stockholders' equity (net capital
           deficiency)....................................................  $4,002     $50,084
                                                                            ======     =======

                            See accompanying notes.

                         CARDIOVASCULAR DYNAMICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
Revenue:
  Sales (including $43 to a related party in 1994)..........    $ 1,169     $ 3,462     $ 8,384
  License fee and other from related party..................      1,000          --         150
  Contract..................................................        220         641         200
                                                                 ------     -------     -------
     Total revenue..........................................      2,389       4,103       8,734
Operating costs and expenses:
  Cost of sales.............................................        848       2,051       4,111
  Charge for acquired in-process research and development...         --         488       2,133
  Research and development (including $73 in 1994 paid to
     EndoSonics)............................................      1,228       1,683       3,582
  Marketing and sales.......................................        748       1,526       3,358
  General and administrative (including $227, $340 and $156
     for the years ended December 31, 1994, 1995 and 1996,
     respectively, paid to EndoSonics)......................        587       1,331       1,548
                                                                 ------     -------     -------
     Total operating costs and expenses.....................      3,411       7,079      14,732
                                                                 ------     -------     -------
Loss from operations........................................     (1,022)     (2,976)     (5,998)
Other income:
  Interest income...........................................         --          42       1,324
  Distributorship fees and other income.....................         51          60          50
                                                                 ------     -------     -------
          Total other income................................         51         102       1,374
                                                                 ------     -------     -------
Net loss....................................................    $  (971)    $(2,874)    $(4,624)
                                                                 ======     =======     =======
Net loss per share (pro forma through June 1996)............    $ (0.25)    $ (0.65)    $ (0.65)
                                                                 ======     =======     =======
Shares used in computing net loss per share (pro forma
  through June 1996)........................................      3,876       4,441       7,141
                                                                 ======     =======     =======

                            See accompanying notes.

                         CARDIOVASCULAR DYNAMICS, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                        TOTAL
                                                                                                                    STOCKHOLDERS'
                         PREFERRED STOCK       COMMON STOCK     ADDITIONAL                             UNREALIZED      EQUITY
                        ------------------  ------------------   PAID-IN      DEFERRED    ACCUMULATED    GAIN ON    (NET CAPITAL
                          SHARES    AMOUNT    SHARES    AMOUNT   CAPITAL    COMPENSATION    DEFICIT    INVESTMENTS   DEFICIENCY)
                        ----------  ------  ----------  ------  ----------  ------------  -----------  -----------  -------------
Balance at December 31,
  1993.................         --  $  --    3,240,000   $  3    $  2,336      $   --      $  (2,580)     $  --        $  (241)
Sale of Common Stock to
  corporate investor...         --     --      760,000      1       2,499          --             --         --          2,500
Net loss...............         --     --           --     --          --          --           (971)                     (971)
                        ----------  -----   ----------    ---     -------       -----       --------       ----        -------
Balance at December 31,
  1994.................         --     --    4,000,000      4       4,835          --         (3,551)        --          1,288
Additional effects of
  merger with
  EndoSonics
  Acquisition Corp.....         --     --           --     --         488          --             --         --            488
Issuance of Preferred
  Stock in exchange for
  Common Stock.........  2,000,000      2   (4,000,000)    (4)          2          --             --         --             --
Deferred compensation
  resulting from grant
  of options...........         --     --           --     --         345        (345)            --         --             --
Net loss...............         --     --           --     --          --          --         (2,874)                   (2,874)
                        ----------  -----   ----------    ---     -------       -----       --------       ----        -------
Balance at December 31,
  1995.................  2,000,000      2           --     --       5,670        (345)        (6,425)        --         (1,098)
Sale of Preferred Stock
  to EndoSonics........    400,000     --           --     --       8,000          --             --         --          8,000
Conversion of Preferred
  Stock................ (2,400,000)    (2)   4,800,000      5          (3)         --             --         --             --
Exercise of Common
  Stock Options........         --     --      139,000     --         138          --             --         --            138
Initial Public Offering
  of Common Stock......         --     --    3,910,000      4      42,764          --             --         --         42,768
Deferred compensation
  resulting from grant
  of options...........         --     --           --     --         150        (150)            --         --             --
Amortization of
  deferred
  compensation.........         --     --           --     --          --         119             --         --            119
Acquisition of
  Intraluminal Devices,
  Inc..................         --     --       93,000     --       1,400          --             --         --          1,400
Conversion of $750,000
  debt by Fukuda
  Denshi...............         --     --       62,000     --         750          --             --         --            750
Net loss...............         --     --           --     --          --          --         (4,624)        --         (4,624)
Unrealized gain on
  investments..........         --     --           --     --          --          --             --        170            170
                        ----------  -----   ----------    ---     -------       -----       --------       ----        -------
Balance at December 31,
  1996.................         --  $  --    9,004,000   $  9    $ 58,869      $ (376)     $ (11,049)     $ 170        $47,623
                        ==========  =====   ==========    ===     =======       =====       ========       ====        =======

                            See accompanying notes.

                         CARDIOVASCULAR DYNAMICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1994      1995       1996
                                                                   -------   -------   --------
Operating activities
Net loss.........................................................  $  (971)  $(2,874)  $ (4,624)
Adjustments to reconcile net loss to net cash used in operating activities:
  Depreciation and amortization..................................       18        74        182
  Amortization of deferred compensation..........................       --        --        119
  Bad debt expense...............................................       --       249        221
  Charge for acquired in-process research and development........       --       488      1,400
Net changes in:
  Trade accounts receivable, net.................................     (662)     (639)    (1,372)
  Receivable from related parties................................     (125)      125         --
  Inventories....................................................      (14)     (704)    (2,145)
  Other assets...................................................       --      (135)      (671)
  Accounts payable and accrued expenses..........................      273     1,369        698
  Deferred distributor fee revenue...............................      (50)      (54)       (50)
                                                                     -----   -------    -------
Net cash used in operating activities............................   (1,531)   (2,101)    (6,242)
Investing activities:
  Purchase of available-for-sale securities......................       --        --    (25,563)
  Capital expenditures for furniture, fixtures and equipment.....      (35)     (443)      (940)
                                                                     -----   -------    -------
Net cash used in investing activities............................      (35)     (443)   (26,503)
Financing activities:
  Proceeds from issuance of convertible obligation...............       --       750         --
  Proceeds from sale of Common Stock.............................    2,500        --     42,768
  Proceeds from exercise of stock options........................       --        --        138
  Proceeds from sale of Preferred Stock to Parent................       --        --      8,000
  Payable to Parent, net.........................................    1,898       (17)    (2,537)
                                                                     -----   -------    -------
Net cash provided by financing activities........................    4,398       733     48,369
                                                                     -----   -------    -------
Net increase (decrease) in cash..................................    2,832    (1,811)    15,624
Cash and cash equivalents, beginning of period...................      547     3,379      1,568
                                                                     -----   -------    -------
Cash and cash equivalents, end of period.........................  $ 3,379   $ 1,568   $ 17,192
                                                                     =====   =======    =======
Supplemental disclosures of non-cash financing activities:
  Common stock issued upon the acquisition of Intraluminal
     Devices, Inc., Note 2.......................................       --        --   $  1,400
  Conversion of Debentures to Common Stock, Note 5...............       --        --        750

                            See accompanying notes.

                         CARDIOVASCULAR DYNAMICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

  Business and Basis of Presentation

     CardioVascular Dynamics, Inc. (the "Predecessor") was incorporated on March 16, 1992 in the State of California. The Predecessor, and its successor corporation discussed below, develops, manufactures and markets proprietary therapeutic catheters used to treat certain vascular diseases.

     In June 1992, EndoSonics Corporation ("EndoSonics") acquired a 40% preferred interest in the Predecessor. EndoSonics, a Delaware corporation, develops, manufactures, and markets intravascular ultrasound imaging systems and diagnostic, therapeutic and imaging catheters for the treatment of coronary and peripheral vascular disease.

     In June 1993, EndoSonics acquired all of the remaining Preferred and Common Stock of the Predecessor. The acquisition was accomplished through a merger between the Predecessor and EndoSonics Acquisition Corp., a wholly owned subsidiary of EndoSonics (which then changed its name to CardioVascular Dynamics, Inc.) (hereinafter referred to as "CVD" or the "Company").

     The acquisition by EndoSonics resulted in a new basis for the CVD assets and liabilities. Accordingly, the purchase price paid by EndoSonics has been allocated to the identifiable assets and liabilities, including in-process research and development, which was immediately expensed as no CVD products had received regulatory approval and the technology did not have identifiable alternative uses. The amount by which the purchase price exceeded the Predecessor's net book value has been reflected as paid-in capital in the accompanying financial statements. Pursuant to the terms of the original merger agreement, in June 1995 EndoSonics issued an additional 50,000 shares of its Common Stock to the former shareholders of the Predecessor. The fair market value of such shares of $488 has been reflected in the accompanying financial statements as an additional charge for acquired in-process technology.

     Subsequent to the acquisition, EndoSonics began performing certain services for CVD (see Note 4), including general management, accounting, cash management, and other administrative and engineering services. The amounts charged to CVD for such services have been determined based on proportional cost allocations and have been agreed to by the management of CVD and EndoSonics. In the opinion of CVD's management, the allocation methods used are reasonable. Such allocations, however, are not necessarily indicative of costs that would have been incurred had CVD continued to operate independent of EndoSonics. No formal agreement currently exists which specifies the nature of services to be provided by EndoSonics to CVD, or the charges for such services. Therefore, amounts are not necessarily indicative of the future charges to be incurred by CVD.

     In 1994 and 1996, the Board of Directors of CVD approved a 16,200-for-1 and a 2-for-1 Common Stock split, respectively, which have been reflected retroactively for all periods in the accompanying financial statements.

     On June 19, 1996, the Company closed its initial public offering (the "Offering") which consisted of 3,400,000 shares of Common Stock at $12.00 per share. On July 17, 1996, the Company's underwriters exercised their overallotment option to purchase an additional 510,000 shares of Common Stock at $12.00 per share. CVD received net offering proceeds from the sale of Common Stock of approximately $42.8 million after deducting underwriting discounts and commissions and other expenses of the Offering.

     In October 1996, CVD acquired 100% of the common stock of Intraluminal Device, Inc. ("IDI") in exchange for CVD common stock valued at $1.4 million. The acquisition was accomplished through the formation of IDI Acquisition, Inc., a wholly-owned subsidiary of CVD, and the merging of IDI into IDI Acquisition, Inc. (See Note 2).

                         CARDIOVASCULAR DYNAMICS, INC.

     The consolidated financial statements for December 31, 1996 include the accounts of the Company and its subsidiary. Intercompany transactions have been eliminated.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash and cash equivalents includes cash on hand, demand deposits, and short-term investments with original maturities of three months or less.

  Marketable Securities Available-For-Sale

     The Company accounts for its investments pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115").

     The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

  Inventories

     Inventories are comprised of raw materials, work-in-process and finished goods and are stated at the lower of cost, determined on an average cost basis, or market value.

  Property and Equipment

     Property and equipment are stated at cost and depreciated or amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term. The estimated useful lives range from three to seven years.

  Long-Lived Assets

     In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1996, the Company adopted this statement and determined that no impairment loss need be recognized for the applicable assets.

  Concentrations of Credit Risk and Significant Customers

     The Company maintains its cash and cash equivalents in deposit accounts and in pooled investment accounts administered by a major financial institution.

     The Company sells its products primarily to medical institutions and medical device distributors worldwide. The Company performs ongoing credit evaluations of its customers' financial condition and

                         CARDIOVASCULAR DYNAMICS, INC.

generally does not require collateral from customers. Management believes that an adequate allowance for doubtful accounts has been provided.

     During 1994, 1995, and 1996 product sales to Fukuda Denshi Co., Ltd., ("Fukuda"), the Company's Japanese distributor (see Note 5), comprised 61%, 18% and 14% of total revenue. Accounts receivable from Fukuda represented 15% and 1% of net accounts receivable at December 31, 1995 and 1996, respectively.

     Product sales to Medtronic, Inc. ("Medtronic") accounted for 21% of total revenues during 1996. At December 31, 1996, 27% of accounts receivable were due from Medtronic. One other customer comprised 12% of revenues for the year ended December 31, 1995 and 14% of accounts receivable at December 31, 1995.

  Export Sales

     The Company had export sales by region as follows:

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                 --------------------------
                                                                 1994      1995       1996
                                                                 ----     ------     ------
    Europe.....................................................  $255     $1,179     $1,614
    Japan......................................................   715        744      1,240
    Latin America..............................................    --        131        243
    Other......................................................    --         --        417
                                                                 ----     ------     ------
                                                                 $970     $2,054     $3,514
                                                                 ====     ======     ======

  Revenue Recognition and Warranty

     The Company recognizes revenue from the sale of its products when the goods are shipped to its customers. Reserves are provided for anticipated product returns and warranty expenses at the time of shipment. License fees are recognized on a contract with SCIMED Life Systems, Inc. ("SCIMED") when distribution rights to certain markets are made available to SCIMED for the sale of products based upon certain limited catheter technology. Contract revenues are recognized on contracts with SCIMED and Advanced Cardiovascular Systems, Inc. ("ACS") for transferring certain limited catheter technology based upon the Company's completion of (1) technical assistance to aid SCIMED in manufacturing the related products, and (2) research and development to develop the related products for ACS and SCIMED (See Note 3).

  Accounting for Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly

                         CARDIOVASCULAR DYNAMICS, INC.

subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     In calculating pro forma information regarding net income and net income per share the fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the options on the Company's common stock: risk-free interest rate of 6.0%; a dividend yield of 0%; volatility of the expected market price of the Company's common stock of 0.475; and a weighted-average expected life of the options of 3.5 years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31, 1995 and 1996 follows:

                                                                        1995        1996
                                                                       -------     -------
              Pro forma net loss.....................................  $(2,905)    $(5,170)
              Pro forma net loss per share...........................    (0.65)      (0.72)

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

  Income Taxes

     From June 1993 until June 1996, the Company's results of operations have been included in consolidated tax returns filed by EndoSonics. There was no income tax provision for the consolidated tax group during the periods covered by these financial statements. All net operating loss and credit carryforwards and deferred tax assets and liabilities have been disclosed herein on a separate company basis for CVD.

  Net Loss Per Share

     Pro forma net loss per share is computed using the weighted average number of shares of Common Stock, convertible Preferred Stock (using the as-if-converted method) and Common Stock issuable upon conversion of the Convertible Obligation, outstanding. Common equivalent shares from stock options and warrants are not included as the effect is anti-dilutive, except that in accordance with Securities and Exchange Commission Staff Accounting Bulletins, common equivalents shares issued by the Company at prices substantially below the anticipated initial public offering price during the period beginning one year prior to the proposed public offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the estimated initial public offering price).

     For periods subsequent to the Company's initial public offering in June 1996, the Company's net loss per share has been calculated based on the weighted average number of common and dilutive common equivalent shares outstanding. Common Stock equivalents that are anti-dilutive are excluded from the calculation.

  Reclassifications

     To conform with the 1996 financial statement presentation, certain reclassifications have been made to the 1995 and 1994 financial statements.

                         CARDIOVASCULAR DYNAMICS, INC.

2. ACQUISITION OF INTRALUMINAL DEVICES, INC.

     On October 16, 1996, the Company acquired all of the outstanding shares of IDI in exchange for approximately 93,000 shares of CVD common stock valued at $1.4 million. The acquisition was accounted for using the purchase method of accounting. As the assets of IDI were patents for products still in their development stage, the purchase price and the associated costs of acquisition $0.7 million were expensed as acquired in-process research and development.

     The following table reflects unaudited pro forma combined results of operations of the Company and IDI on the basis that the acquisition had taken place and the related charge, noted above, was recorded at the beginning of 1996 as IDI operations were not material to the Company's operations prior to 1996:

                                                                          1996
                                                                         -------
            Revenues.................................................    $ 8,734
            Net loss.................................................     (4,820)
            Net loss per common share................................      (0.67)
            Shares used in computation...............................      7,214

     In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 1996 or of future operations of the combined companies under the ownership and management of the Company.

3. SCIMED LIFE SYSTEMS, INC.

     In September 1994, CVD and EndoSonics entered into a Stock Purchase and Technology License Agreement with SCIMED. SCIMED acquired a 19% interest in CVD in exchange for $2,500 in cash.

     CVD also granted SCIMED an exclusive license to certain patents in the cardiovascular field of use, which allows SCIMED to manufacture the Transport PTCA infusion catheter (the "Transport") developed by CVD in exchange for a $1,000 license fee that was paid in 1994. SCIMED will pay royalties to CVD on sales of the Transport and other products which use this patented technology. CVD retains rights to this technology and the associated patents for use outside of the cardiovascular field.

     During June 1995, the Company issued a warrant to SCIMED to purchase up to 80,000 shares of Series A Preferred Stock at an exercise price of $3.29 per share in exchange for a waiver of SCIMED's anti-dilution right. The warrant expires in September 1997.

     During May 1996, the Company agreed to issue an additional warrant to SCIMED to purchase up to 40,000 shares of Series A Preferred Stock at an exercise price of $3.29 per share in exchange for a waiver of SCIMED's anti-dilution right related to the shares to be issued under the 1996 Plan.

     SCIMED also paid CVD $220, $641 and $200 in 1994, 1995 and 1996, respectively, on a cost reimbursement basis to fund continuing development of the technology and for other support. Additionally, the Company recorded $43 in product sales to SCIMED during 1994 (none in 1995 or 1996).

4. RELATED PARTY TRANSACTIONS

     The following is a summary of significant transactions between CVD and
EndoSonics:

     - During 1994 and a portion of 1995, EndoSonics manufactured certain of the Company's catheter products at cost plus a mark-up of 30%. Total purchases from EndoSonics during 1994 and 1995 amounted to $843 and $172, respectively. In addition, during 1994 EndoSonics performed certain billing and collection services for CVD in return for a fee per invoice which aggregated to $10.

                         CARDIOVASCULAR DYNAMICS, INC.

     - Prior to the Company's initial public offering in June 1996, certain EndoSonics corporate expenses, primarily related to executive management time, accounting, cash management, and other administrative and engineering services, have been allocated to the Company. Total expenses allocated were $290, $340, and $156 for the years ended December 31, 1994, 1995 and 1996, respectively.

     No interest expense has been charged on the net payable due to EndoSonics. The following is an analysis of the payable to EndoSonics:

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                           ----------------------------------
                                                               1994          1995       1996
                                                           ------------     ------     ------
    Beginning balance....................................     $  656        $2,554     $2,537
    Inventory purchases..................................        843           172         --
    Corporate cost allocations...........................        300           340        156
    Cash disbursements made by EndoSonics on behalf of
      CVD................................................      1,730           312         --
    Cash collections made by EndoSonics on behalf of
      CVD................................................       (318)         (700)        --
    Cash payments to EndoSonics..........................       (549)           --     (2,693)
    Cash disbursements made by CVD on behalf of
      EndoSonics and other...............................       (108)         (141)        --
                                                               -----        ------     ------
    Ending balance.......................................     $2,554        $2,537     $   --
                                                               =====        ======     ======
    Average balance during period........................     $1,750        $2,551     $1,974
                                                               =====        ======     ======

     In connection with the initial public offering, CVD and EndoSonics entered into a Tax Allocation Agreement that provides, among other things, for (i) the allocation of tax liabilities and adjustments thereto as between the business of the Company and other businesses conducted by EndoSonics and its affiliates related to periods in which the Company is includable in consolidated federal income tax returns filed by EndoSonics, (ii) the allocation of responsibility for filing tax returns and (iii) the conduct of and responsibility for taxes owed in connection with tax audits and various related matters.

     EndoSonics and CVD entered into a Stockholder Agreement providing that all transactions between the Company and EndoSonics or any affiliate of EndoSonics must be approved by a special committee of CVD's Board of Directors comprised of two directors who are not officers, directors, employees or affiliates of EndoSonics. The provisions of this agreement became effective upon the consummation of the initial public offering and will terminate on the earlier of seven years from the date of the agreement or on the date EndoSonics beneficially owns less than 25% of CVD's Common Stock.

(See Notes 5 and 11)

5. AGREEMENTS WITH FUKUDA

     The Company has executed a distribution agreement with Fukuda. The agreement provides Fukuda with exclusive distribution rights relative to certain of the Company's products in Japan for periods extending through May 1999, which may be extended at the option of the parties. Distribution fee revenue received from Fukuda are deferred and are being recognized as revenue over the initial periods covered by the respective agreements.

     In July 1995 and May 1996, the distribution agreement with Fukuda was amended. In exchange for the exclusive distribution rights to additional CVD products, the Company received $750 which converted into the right to receive 62,500 shares of Common Stock upon the consummation of the initial public offering. The Company has accounted for this as a convertible obligation payable as of December 31, 1995. In November, 1996, Fukuda exercised the conversion feature of said obligation. The Company recently informed Fukuda of its decision to terminate the existing distribution agreement and does not expect that any obligations will arise as a result of such termination. The Company expects that Fukuda will continue to distribute its products at

                         CARDIOVASCULAR DYNAMICS, INC.

least through 1997. The Company is currently negotiating with several distributors, including Fukuda, regarding a new distribution agreement for the Japanese market.

6. LICENSE AGREEMENTS

     In January 1995 the Company entered into a license agreement with ACS under which the Company acquired the exclusive worldwide rights to ACS' SmartNeedle technology. The Company assumed responsibility for manufacturing the product in 1996, subject to the payment of royalties. ACS was granted an option, which was exercised in February 1996, to obtain exclusive worldwide rights to certain CVD perfusion technology. In exchange for the perfusion technology, ACS is obligated to make milestone and minimum royalty payments to CVD, and also has certain obligations to develop and market the perfusion technology. An initial milestone of $150 was earned in the year ended December 31, 1996.

     The Company entered into a license agreement with EndoSonics pursuant to which CVD granted EndoSonics the non-exclusive, royalty-free right to certain technology for use in the development and sale of certain products. In exchange, CVD received the non-exclusive, royalty-free right to utilize certain of EndoSonics' product regulatory filings to obtain regulatory approval of CVD products.

7. MARKETABLE SECURITIES AVAILABLE-FOR-SALE

     The Company's investments in debt securities are diversified among high credit quality securities in accordance with the Company's investment policy. The Company's investment portfolio is managed by a major financial institution. The following is a summary of investments in debt securities classified as current assets and available-for-sale at December 31, 1996:

                                                                        GROSS
                                                                      UNREALIZED
                                                                       HOLDING
                                                                       (LOSSES)
                                                             COST       GAINS        FAIR VALUE
                                                            -------   ----------     ----------
    U.S. Treasury and other agencies debt securities......  $10,000      $(19)        $  9,981
    Corporate debt securities.............................  $15,563       189           15,752
                                                            -------     -----          -------
                                                            $25,563      $170         $ 25,733
                                                            =======     =====          =======

All short-term investments at December 31, 1996 were due within one year.

8. INVENTORIES

     Inventories are stated at the lower of cost, determined on an average cost basis, or market value. Inventories consisted of the following:

                                                                          DECEMBER 31,
                                                                     -----------------------
                                                                         1995          1996
                                                                     ------------     ------
    Raw materials..................................................      $162         $1,015
    Work in process................................................       330            510
    Finished goods.................................................       262          1,374
                                                                          ---           ----
                                                                         $754         $2,899
                                                                          ===           ====

                         CARDIOVASCULAR DYNAMICS, INC.

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following:

                                                                          DECEMBER 31,
                                                                     -----------------------
                                                                         1995          1996
                                                                     ------------     ------
    Accounts payable...............................................     $  962        $  750
    Accrued payroll and related expenses...........................        352         1,040
    Accrued warranty...............................................        113            29
    Other accrued expenses.........................................        257           563
                                                                          ----          ----
                                                                        $1,684        $2,382
                                                                          ====          ====

10. COMMITMENTS

  Operating Leases

     The Company leases its administrative, research and manufacturing facilities and certain equipment under long-term, noncancelable lease agreements that have been accounted for as operating leases. Certain of these leases include scheduled rent increases and renewal options as prescribed by the agreements.

     Future minimum payments by year under long-term, noncancellable operating leases were as follows as of December 31:

            1997........................................................  $  392
            1998........................................................     354
            1999........................................................     178
            2000........................................................      57
                                                                           -----
                                                                          $  981
                                                                           =====

     Rental expense charged to operations for all operating leases during the years ended December 31, 1994, 1995 and 1996, was approximately $60, $171 and $365, respectively.

11. STOCKHOLDERS' EQUITY

  Preferred Stock

     In February 1995, every two shares of the Company's outstanding Common Stock was exchanged for one share of Series A Preferred Stock with a liquidation preference of $6.58 per share. In March 1996, the Company issued 400,000 shares of Series B Preferred Stock to EndoSonics at $20.00 per share for aggregate proceeds of $8,000.

     The preferred stockholders converted their shares to common shares upon the consummation of the Company's initial public offering.

  Stock Option Plan

     In May 1996, the Company adopted the 1996, Stock Option/Stock Issuance Plan (the "1996 Plan") which is the successor to the Company's 1995 Stock option plan. Under the terms of the 1996 Plan eligible key employees, directors, and consultants can receive options to purchase shares of the Company's Common Stock at a price not less than 100% for incentive stock options and 85% for nonqualified stock options of the fair value on the date of grant, as determined by the Board of Directors. The Company has authorized 1,200,000 shares of Common Stock for issuance under the 1996 Plan. The options granted under the 1996 Plan are exercisable over a maximum term of ten years from the date of grant and generally vest over a four

                         CARDIOVASCULAR DYNAMICS, INC.

year period. Shares underlying the exercise of unvested options are subject to various restrictions as to resale and right of repurchase by the Company which lapses over the vesting period.

                                                                 OPTION PRICE       NUMBER
                                                                  PER SHARE        OF SHARES
                                                               ----------------    ---------
    Balanced at January 1, 1994..............................                         --
    Granted..................................................             $1.00      464,000
    Exercised................................................                         --
    Forfeited................................................                         --
    Cancelled................................................                         --
                                                                ---------------    ---------
    Balanced at December 31, 1994............................             $1.00      464,000
    Granted..................................................   $1.00 to $ 1.50      493,000
    Exercised................................................                         --
    Forfeited................................................                         --
    Cancelled................................................                         --
                                                                ---------------    ---------
    Balanced at December 31, 1995............................   $1.00 to $ 1.50      957,000
    Granted..................................................   $2.50 to $13.25      319,000
    Exercised................................................   $1.00 to $ 1.50     (138,600)
    Forfeited................................................   $1.00 to $13.25      (18,875)
    Cancelled................................................                         --
                                                                ---------------    ---------
    Balance at December 31, 1996.............................   $1.00 to $13.25    1,118,525
                                                                ===============    =========

     The following table summarizes information regarding stock options outstanding at December 31, 1996.

                                     WEIGHTED-
                                      AVERAGE
                      NUMBER         REMAINING        WEIGHTED-          NUMBER          WEIGHTED-
   RANGE OF         OUTSTANDING     CONTRACTUAL        AVERAGE         EXERCISABLE        AVERAGE
EXERCISE PRICES     AT 12/31/96        LIFE         EXERCISE PRICE     AT 12/31/96     EXERCISE PRICE
---------------     -----------     -----------     --------------     -----------     --------------
$1.00 - $ 1.50          812,525       8.4               $ 1.21           253,525           $ 1.16
  2.50 - 13.25          306,000       9.8                12.11                 0               --
                            ---                                            -----
  1.00 - 13.25        1,118,525       8.8                 4.19           253,525             1.16
                            ===                                            =====

     No options had been exercised and 125,000 options were exercisable at December 31, 1995. As of December 31, 1996, 253,525 options were exercisable.

     The weighted-average grant-date fair value of options granted during 1995 and 1996, for options where the exercise price on the date of grant was equal to the stock price on that date, was $0.40 and $5.12, respectively. The weighted-average grant-date fair value of options granted during 1995 and 1996, for options where the exercise price on the date of grant was less than the stock price on that date, was $1.44 and $3.16, respectively.

     During 1995, the Company recorded deferred compensation of approximately $345 for financial reporting purposes to reflect the difference between the exercise price of certain options and the deemed fair value, for financial statement presentation purposes, of the Company's shares of Common Stock. An additional $150 of deferred compensation was recorded during the year ended December 31, 1996. Deferred compensation is being amortized over the vesting period of the related options. $119 of deferred compensation was amortized in the year ended December 31, 1996.

  Stock Purchase Plan

     Under the terms of the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan"), eligible employees can purchase Common Stock through payroll deductions at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning or end of the applicable offering period. A total of 200,000 shares of Common Stock are reserved for issuance under the Purchase Plan.

                         CARDIOVASCULAR DYNAMICS, INC.

12. INCOME TAXES

 Significant components of the Company's deferred tax assets are as follows at
                                  December 31:

                                                           1995                  1996
                                                     -----------------     -----------------
                                                     FEDERAL     STATE     FEDERAL     STATE
                                                     -------     -----     -------     -----
    Net operating loss carryforward................  $ 1,322     $  60     $ 1,792     $  44
    Accrued expenses...............................       20         3         456        78
    Research and development credits...............       97        25         256       144
    Bad debt reserve...............................       63        11         132        23
    Depreciation...................................       --        --          52         9
    Inventory write-downs..........................       73        13          51         9
    Capitalized research and development...........       --       150          --       276
    Deferred revenue...............................       45         8          28         5
    Other..........................................       --        --          47        57
                                                     -------     -----     -------     -----
    Gross deferred tax assets......................    1,620       270       2,814       645
    Valuation allowance............................   (1,620)     (270)     (2,814)     (645)
    Total deferred tax assets......................       --        --          --        --
                                                     -------     -----     -------     -----
    Net deferred tax assets........................  $    --     $  --     $    --     $  --
                                                     =======     =====     =======     =====

     The valuation allowance increased by $1,569 and $1,072 in 1996 and 1995, respectively.

     The Company's effective tax rate differs from the statutory rate of 35% due to federal and state losses which were recorded without tax benefit.

     At December 31, 1996, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $5,120,000 and $740,000, respectively, which expire in the years 1997 through 2010. In addition, the Company has research and development tax credits for federal and state income tax purposes of approximately $256,000 and $144,000, respectively, which expire in the years 2008 through 2010.

     Because of the "change of ownership" provision of the Tax Reform Act of 1986, utilization of the Company's net operating loss and research credit carryforwards may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

13. EMPLOYEE BENEFIT PLAN

     The Company provides a 401(k) Plan for all employees 21 years of age or older with over 3 months of service. Under the 401(k) Plan, eligible employees voluntarily contribute to the Plan up to 15% of their salary through payroll deductions. Employer contributions may be made by the Company at its discretion based upon matching employee contributions, within limits, and profit sharing provided for in the Plan. No employer contributions were made in 1996 and 1995.

                         CARDIOVASCULAR DYNAMICS, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       MARCH 31,     DECEMBER 31,
                                                                         1997            1996
                                                                       ---------     ------------
ASSETS
Current assets:
  Cash and equivalents...............................................   $16,971        $ 17,192
  Marketable securities..............................................    23,808          25,733
  Trade accounts receivable, net.....................................     2,734           2,268
  Inventories........................................................     3,899           2,899
  Other receivables..................................................       467             320
  Other current assets...............................................       170             162
                                                                       --------        --------
     Total current assets............................................    48,049          48,574
Property and equipment, net..........................................     1,311           1,182
Notes receivable from officers.......................................       425             325
Other assets.........................................................         6               3
                                                                       --------        --------
Total Assets.........................................................   $49,791        $ 50,084
                                                                       ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses..............................   $   906        $    750
  Accrued payroll and related expenses...............................       961           1,040
  Other accrued expenses.............................................       577             592
  Deferred distributorship fee-current portion.......................        50              50
                                                                       --------        --------
     Total current liabilities.......................................     2,494           2,432
Deferred distributorship fee revenue.................................        17              29

STOCKHOLDER'S EQUITY

Convertible preferred stock, $.001 par value; 7,560,000 shares authorized,
  no shares issued and outstanding...................................        --              --
Common stock, $.001 par value; 30,000,000 authorized, 9,103,000 shares and 9,004,000 shares outstanding as of March 31, 1997 and
  December 31, 1996, respectively....................................         9               9
Additional paid-in capital...........................................    59,099          58,869
Preferred compensation...............................................      (345)           (376)
Accumulated deficit..................................................   (11,647)        (11,049)
Unrealized gains on investments......................................       164             170
                                                                       --------        --------
     Total stockholders' equity......................................    47,280          47,623
                                                                       --------        --------
Total Liabilities and Stockholders' Equity...........................   $49,791        $ 50,084
                                                                       ========        ========

                            See accompanying notes.

                         CARDIOVASCULAR DYNAMICS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               THREE MONTHS
                                                                             ENDED MARCH 31,
                                                                            ------------------
                                                                             1997        1996
                                                                            -------     ------
Revenue:
  Sales...................................................................  $ 3,019     $1,783
  License fee and other from related party................................       --        100
  Contract................................................................       --        150
                                                                            -------     ------
Total revenue.............................................................    3,019      2,033
Cost of sales.............................................................    1,416        942
                                                                            -------     ------
Gross profit..............................................................    1,603      1,091
Operating expenses:
  Research, development and clinical......................................      993        627
  Marketing and sales.....................................................    1,350        577
  General and administrative..............................................      443        291
                                                                            =======     ======
Total operating expenses..................................................    2,786      1,495
                                                                            -------     ------
Loss from operations......................................................   (1,183)      (404)
Other income:
  Interest income.........................................................      572         11
  Distributorship fees and other income...................................       13         16
                                                                            -------     ------
          Total other income..............................................      585         27
                                                                            =======     ======
Net loss..................................................................  $  (598)    $ (377)
                                                                            =======     ======
Net loss per share (pro forma through June, 1996).........................  $ (0.07)    $(0.08)
                                                                            =======     ======
Shares used in the calculation of net loss per share (pro forma through
  June, 1996).............................................................    9,081      4,485
                                                                            =======     ======

                             See accompanying notes

                         CARDIOVASCULAR DYNAMICS, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                             1997       1996
                                                                           --------   --------
Cash flows from operating activities:
  Net loss...............................................................  $   (598)  $   (377)
  Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization.......................................        72         45
     Amortization of deferred compensation...............................        31         26
     Bad debt expense....................................................        12         --
     Net changes in:
       Trade accounts receivable, net....................................      (478)      (467)
       Receivable from related parties...................................        --       (100)
       Inventories.......................................................    (1,000)         2
       Other assets......................................................      (256)       (15)
       Accounts payable and accrued expenses.............................        62         85
       Deferred distributor fee revenue..................................       (12)       (12)
                                                                           --------     ------
          Net cash used in operating activities..........................    (2,167)      (813)
Cash flows used in investing activities:
  Purchase of available-for-sale-securities..............................   (10,884)        --
  Proceeds from sales of available-for-sale securities...................    12,802         --
  Capital expenditures for property and equipment and other assets.......      (202)      (146)
                                                                           --------     ------
          Net cash used in investing activities..........................     1,716       (146)
Cash flows provided by financing activities:
  Proceeds from sale of common stock.....................................       136         --
  Proceeds from exercise of stock options................................        94         --
  Proceeds from sale of preferred stock to parent........................        --      8,000
  Payable to Parent, net.................................................        --         46
                                                                           --------     ------
          Net cash provided by financing activities......................       230      8,046
                                                                           --------     ------
Net increase (decrease) in cash and equivalents..........................      (221)     7,087
Cash and equivalents, beginning of period................................    17,192      1,568
                                                                           --------     ------
Cash and equivalents, end of period......................................  $ 16,971   $  8,655
                                                                           ========     ======

                            See accompanying notes.

                         CARDIOVASCULAR DYNAMICS, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1997

1. BASIS OF PRESENTATION

     Cardiovascular Dynamics, Inc. ("CVD" or the "Company") designs, develops, manufactures and markets catheters used to treat certain vascular diseases. The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1997 are not necessarily indicative of results that may be expected for the year ending December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

2. NET LOSS PER SHARE

     Pro forma net loss per share is computed using the weighted average number of shares of Common Stock, Preferred Stock (using the as-if-converted method) and Common Stock Issuable upon conversion of the Convertible Obligation, outstanding. Common equivalent shares from stock options and warrants are not included as the effect is anti-dilutive, except that in accordance with Securities and Exchange Commission Staff Accounting Bulletins, common equivalent shares issued by the Company at prices substantially below the anticipated initial public offering price during the period beginning one year prior to the offering have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the initial public offering price).

     For periods subsequent to the Company's initial public offering in June 1996, the Company's net loss per share has been calculated based on the weighted average number of common and dilutive common equivalent shares outstanding. Common stock equivalents that are anti-dilutive are excluded from the calculation.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is not expected to result in a change in earnings per share for the quarters ended March 31, 1997 and March 31, 1996 since the effect of stock options is anti-dilutive in the 1997 period and the 1996 period includes the effect of stock options calculated pursuant to requirements of the Securities and Exchange Commission for "cheap stock", which are not changed as a result of the issuance of Statement No. 128. The impact of Statement 128 on the calculation of fully diluted earnings per share for these quarters is not expected to be material.

3. INVENTORIES

     Inventories are stated at the lower of cost, determined on an average cost basis, or market value. Inventories consist of the following:

                                                            MARCH 31, 1997    DECEMBER 31, 1996
                                                            ---------------   ------------------
    Raw materials.........................................    $ 1,299,000         $1,015,000
    Work-in-process.......................................      1,204,000            510,000
    Finished goods........................................      1,396,000          1,374,000
                                                            ---------------   ------------------
                                                              $ 3,899,000         $2,899,000
                                                             ============     ==============

4. ACQUISITION OF INTRALUMINAL DEVICES, INC.

     On October 16, 1996, the Company acquired all of the outstanding shares of Intraluminal Devices, Inc. (IDI) in a transaction accounted for as a purchase for approximately 93,000 shares of the Company's common stock valued at $1.4 million. The entire purchase price was assigned to products in the development stage and, together with acquisition costs of $0.7 million, were expensed as acquired in-process research and development in the fourth quarter of 1996. Pro forma combined results of the Company and IDI for the quarter ended March 31, 1996, on the basis that the acquisition had taken place at the beginning of 1996, would have reported a pro forma net loss of $463,000 and pro forma net loss per share of $(0.10).

=======================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................     3
Risk Factors...........................     7
The Company............................    15
Use of Proceeds........................    15
Price Range of Common Stock............    16
Dividend Policy........................    16
Selected Financial Data................    17
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations........................    18
Business...............................    23
Management.............................    37
Certain Transactions...................    44
Principal and Selling Stockholders.....    47
Description of Capital Stock...........    49
Shares Eligible for Future Sale........    50
Plan of Distribution...................    51
Legal Matters..........................    52
Experts................................    52
Index to Financial Statements..........   F-1

            =======================================================

=======================================================
                                1,488,528 SHARES

                                 CARDIOVASCULAR
                                 DYNAMICS, INC.

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------
                                 JUNE 13, 1997

            =======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL, permits a corporation to include in its certificates of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchases and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Certificate of Incorporation provides that the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant has entered into indemnification agreements with all of its officers and directors, as permitted by the DGCL.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith or incorporated by reference herein:


EXHIBIT
NUMBER                                       EXHIBIT TITLE
------    -----------------------------------------------------------------------------------
  2.1     Agreement and Plan of Reorganization by and among the Registrant, River Acquisition
          Corporation, and Cardiometrics, Inc., dated as of January 26, 1997, as amended on
          May 1, 1997 and May 19, 1997 (attached as Appendix A to the Proxy
          Statement/Prospectus contained in this Registration Statement).
  4.1     Registrant's Certificate of Incorporation as currently in effect (incorporated by reference to the Registrant's Registration Statement on Form 8-B (File No. 0-19880)
          filed with the Commission on September 25, 1992).
  4.2     Registrant's Bylaws, as currently in effect (incorporated by reference to the
          Registrant's Annual Report on Form 10-K (File No. 0-19880) filed with the
          Commission on March 31, 1993).
  4.3     Form of Specimen Certificate for Registrant's Common Stock (incorporated by reference to the Registrant's Registration Statement on Form 8-B (File No. 0-19880)
          filed with the Commission on September 25, 1992).
  5.1     Opinion of Brobeck, Phleger & Harrison LLP regarding the legality of the securities being issued (incorporated by reference to the Registrant's Registration Statement on Form S-4 (No. 333-29121) filed with the Commission on June 13, 1997).
 11.1     Statement re: computation of per share earnings (incorporated by reference to the
          Registrant's Registration Statement on Form S-4 (No. 333-29121) filed with the
          Commission on June 13, 1997).
 23.1     Consent of Brobeck, Phleger & Harrison LLP (incorporated by reference to the
          Registrant's Registration Statement on Form S-4 (No. 333-29121) filed with the
          Commission on June 13, 1997).
 23.2     Consent of Ernst & Young LLP with respect to Registrant's financial statements.
 23.3     Consent of Ernst & Young LLP with respect to Cardiometrics' financial statements.
 23.4     Consent of Dillon Read & Co., Inc.
 24.1     Power of Attorney (incorporated by reference to the Registrant's Registration
          Statement on Form S-4 (No. 333-29121) filed with the Commission on June 13, 1997).
 99.1     Form of proxy to be used in soliciting Cardiometrics' stockholders for its special meeting (incorporated by reference to the Registrant's Registration Statement on
          Form S-4 (No. 333-29121) filed with the Commission on June 13, 1997).


ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof;

     (5) that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by person who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (6) that every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (7) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

     (8) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Cordova, State of California, on the 17th day of June, 1997.


                                          ENDOSONICS CORPORATION


                                          By:      /s/ DONALD D. HUFFMAN

                                            ------------------------------------

                                                     Donald D. Huffman


                                                  Vice President, Finance,


                                                and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:



               SIGNATURE                                  TITLE                       DATE
----------------------------------------    ---------------------------------    --------------

                   *                        President and Chief Executive         June 17, 1997
----------------------------------------    Officer (Principal Executive
          Reinhard J. Warnking              Officer) and Director

         /s/ DONALD D. HUFFMAN              Vice President, Finance, and          June 17, 1997
----------------------------------------    Chief Financial Officer
           Donald D. Huffman                (Principal Financial Officer)

                   *                        Chairman of the Board and             June 17, 1997
----------------------------------------    Director
             Roger Salquist

                   *                        Director                              June 17, 1997
----------------------------------------
            Thomas J. Cable

                   *                        Director                              June 17, 1997
----------------------------------------
            William G. Davis

                                            Director
----------------------------------------
           Michael R. Henson

                                            Director
----------------------------------------
           Edward M. Leonard

      * By: /s/ DONALD D. HUFFMAN
----------------------------------------
           Donald D. Huffman
            Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
 NO.                                        EXHIBIT
------
  2.1       Agreement and Plan of Reorganization by and among the Registrant, River
            Acquisition Corporation, and Cardiometrics, Inc., dated as of January
            26, 1997, as amended on May 1, 1997 and May 19, 1997 (attached as
            Appendix A to the Proxy Statement/Prospectus contained in this
            Registration Statement).
  4.1       Registrant's Certificate of Incorporation as currently in effect
            (incorporated by reference to the Registrant's Registration Statement on Form 8-B (File No. 0-19880) filed with the Commission on September
            25, 1992).
  4.2       Registrant's Bylaws, as currently in effect (incorporated by reference to the Registrant's Annual Report on Form 10-K (File No. 0-19880) filed with the Commission on March 31, 1993).
  4.3       Form of Specimen Certificate for Registrant's Common Stock
            (incorporated by reference to the Registrant's Registration Statement on Form 8-B (File No. 0-19880) filed with the Commission on September
            25, 1992).
  5.1       Opinion of Brobeck, Phleger & Harrison LLP regarding the legality of the securities being issued (incorporated by reference to the
            Registrant's Registration Statement on Form S-4 (No. 333-29121) filed with the Commission on June 13, 1997).
 11.1       Statement of computation of per share earnings (incorporated by reference to the Registrant's Registration Statement on Form S-4 (No.
            333-29121) filed with the Commission on June 13, 1997).
 23.1       Consent of Brobeck, Phleger & Harrison LLP (incorporated by reference to the Registrant's Registration Statement on Form S-4 (No. 333-29121)
            filed with the Commission on June 13, 1997).
 23.2       Consent of Ernst & Young LLP with respect to Registrant's financial statements.
 23.3       Consent of Ernst & Young LLP with respect to Cardiometrics' financial statements.
 23.4       Consent of Dillon Read & Co., Inc.
 24.1       Power of Attorney (incorporated by reference to the Registrant's
            Registration Statement on Form S-4 (No. 333-29121) filed with the
            Commission on June 13, 1997).
 99.1       Form of proxy to be used in soliciting Cardiometrics' stockholders for its special meeting (incorporated by reference to the Registrant's
            Registration Statement on Form S-4 (No. 333-29121) filed with the
            Commission on June 13, 1997).